97

07026935

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dai Nippon Printing Co., Ltd.

*CURRENT ADDRESS 1-1, Ichigaya-Kagacho 1-chome
Shinjuku-ku, Tokyo 162-8001
Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 28 2007
THOMSON
FINANCIAL

FILE NO. 82- 35718 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☒

DEF 14A (PROXY) ☐

OICF/BY: mat

DAT : 9/25/07

Exhibit A

English Language Documents

#		Date Released
1	Press Release "DNP Commences Mass Production of Credit Card Mounted with MasterCard® PayPass™"	April 21, 2006
2	Press Release "DNP Announces Strategic Alliance with RTT AG of Germany"	April 25, 2006
3	Fourth Quarter Financial Results for the twelve months ended March 31, 2006, as filed with the Tokyo Stock Exchange (English translation)*	May 10, 2006
4	Press Release "Another First for DNP Company Develops JBA Smart Cash Card Compatible with Two Forms of Biometric Authentication"	May 12, 2006
5	Press Release "DNP Establishes "IC Tag SCM Solution Center," an Experimental Facility for Logistics Management Using IC Tags"	May 18, 2006
6	Press Release "DNP and Samsung Electro-Mechanics Conclude Agreement on Licensing Patent Rights to High-density Printed Board "B^{2}it""	May 31, 2006
7	Press Release "DNP has developed Multi-Primary color filters (adding Yellow, Cyan to RGB) which enables to enlarge color gamut, mass production for the high quality displaymarket will start in this autumn"	June 2, 2006
8	Press Release "DNP Commences Mass Production of UHF Band IC Tags"	June 9, 2006
9	Convocation Notice of the 112th ordinary general meeting of shareholders (English translation)	June 14, 2006
10	Resolution Notice of the 112th ordinary general meeting of shareholders (English translation)	June 29, 2006
11	Press Release "DNP Media Create Develops "Art Tracer," a System for Managing Works of Art Submitted to Contests"	July 7, 2006
12	Press Release "Konica Minolta Transfers the Odawara Site to DNP"	July 10, 2006

* A portion of the nonfinancial information is a summary in English, rather than an English translation.

13	Press Release "DNP Develops Low-cost FeliCa Compatible Dual Interface Card"	July 20, 2006
14	Press Release "DNP Signs up for the United Nations Global Compact"	July 28, 2006
15	Press Release "DNP Adds In-built Speaker to "Crystal Illusion Screen" Lineup Creating More Dynamic Image Expression "	August 1, 2006
16	Press Release "DNP Develops Network Compatible Integrated Personal Data Management Smart Card Issuance System"	August 3, 2006
17	Selected Financial Data for the First Quarter Ended June 30, 2006 (Summary in English)	August 4, 2006
18	Press Release "MITSUI & CO., Asatsu-DK and Dai Nippon Printing Establish Japan's First Media Development Company Specializing in In-Store Advertisements"	August 7, 2006
19	Press Release "DNP Supplies Eighth Generation LCD Color Filter Based upon Inkjet Production Method to Sharp Plant on In-house Basis"	August 29, 2006
20	Press Release "DNP Develops "Motion Image" Hologram with Animation-like Properties Increases Brand Security"	August 30, 2006
21	DNP Annual Report 2006	September 4,2006
22	Press Release "DNP Develops "IB-PET-XB" a New Transparent Metallized Film Characterized by High Durability and Barrier Properties"	September 28, 2006
23	Press Release "DNP Develops Biomass Packaging Materials Using Plastic Derived from Vegetable Matter"	October 2, 2006
24	Press Release "DNP to Construct New Cutting Edge Photomask Manufacturing Line at Kyoto Plant"	October 31, 2006
25	Press Release "DNP Develops First FeliCa Integrated ETC Card in Japan"	November 7, 2006
26	Press Release "Cancellation of Treasury Stock" (English translation)	November 10, 2006
27	Press Release "Repurchase of the Company's Shares" (English translation)	November 10, 2006
28	Selected Financial Data for the Half Year Ended September 30, 2006 (Summary in English)	November 10, 2006

29	Press Release "DNP Develops "G-Encoder Mark," the World's First Audio Watermark Technology for Mobile Phones"	November 30, 2006
30	Press Release "DNP and Digital Domain Enter into Strategic Alliance Aimed at Producing Hollywood-level Digital Imagery from CAD Data"	December 18, 2006
31	Press Release "DNP Commences Marketing "HRW-DSU01," a Desktop Type Compact IC tag Reader/Write"	December 19, 2006
32	Press Release "Dai Nippon Printing and NEC Electronics Sign Memorandum of Agreement for Cooperation of Photomask Business"	December 26, 2006
33	Press Release "Open-Market Repurchase of the Company's Shares and Completion thereof" (English translation)	January 19, 2007
34	Press Release "DNP to Construct New Cutting Edge Photomask Plant in Taiwan"	January 22, 2007
35	Press Release "DNP Develops "Virtuagram Ver.2," a High Security 3-Dimensional Hologram"	January 30, 2007
36	Press Release "DNP Develops CAS for Video Content Aimed at Mobile Phones, with digital rights management using UIM Card"	February 2, 2007
37	Selected Financial Data for the Third Quarter Ended Dec 31, 2006 (Summary in English)	February 9, 2007
38	Press Release "DNP Commences New Service Making it Possible to Use Net Café Based PCs as Advertising Media"	February 26, 2007
39	Press Release "Revisions with respect to Dividend Forecast for the Fiscal Year ending March 31, 2007" (English translation)	March 22, 2007
40	Press Release "Repurchase of the Company's Shares" (English translation)	March 22, 2007
41	Press Release "DNP Receives Intel's Preferred Quality Supplier Award"	March 28, 2007
42	Press Release "Open-Market Repurchase of the Company's Shares" (English translation)	April 2, 2007
43	Press Release "DNP Photo Marketing Launches "CENTURIA Film" Series of Color Negative Film High Resolution Quality for All"	April 17, 2007

44	Press Release "Open-Market Repurchase of the Company's Shares" (English translation)	April 27, 2007
45	Fourth Quarter Financial Results for the twelve months ended March 31, 2007, as filed with the Tokyo Stock Exchange (English translation)*	May 11, 2007
46	Press Release "Open-Market Repurchase of the Company's Shares" (English translation)	June 1, 2007
47	Press Release "DNP Receives Transfer of Semiconductor Photomask Manufacturing and Marketing Business"	June 1, 2007
48	Convocation Notice of the 113th ordinary general meeting of shareholders (English translation)	June 12, 2007
49	Resolution Notice of the 113th ordinary general meeting of shareholders (English translation)	June 28, 2007

* A portion of the nonfinancial information is a summary in English, rather than an English translation.

1

DNP

News Release

go to Japanese release

April 21, 2006

DNP Commences Mass Production of Credit Card Mounted with MasterCard® PayPass™

Dai Nippon Printing Co. Ltd. (DNP) has become the first Japanese card vender to commence mass production and personalization of credit cards mounted with MasterCard® PayPass™ functions (referred to hereafter as PayPass™ cards.)
DNP also successfully completed its first shipment of PayPass™ cards to Orient Corporation at the end of April.

[MasterCard® PayPass™]
MasterCard® PayPass™ is a global payment service from MasterCard®, which uses a contactless smart card. There are some 7 million cards in circulation worldwide used at more than 30,000 participating retail locations. Such broad based usage is based on the convenience of being able to use the card merely by waving the card over a dedicated terminal and the ease with which the system can be adopted – with no more effort than connecting the dedicated terminal to CAT terminals or POS terminals at participating merchant locations.


pay
pay
MasterCard® PayPass™
* Caption Shows mini tag usage image
* The card provided to Orient Corporation is a full sized card

[Mass Production of PayPass™ Cards]
The PayPass™ Cards that DNP has put into mass production are based on a standard magnetic strip credit card embedded with a contactless chip for use with MasterCard® PayPass™, which can be used to settle accounts at participating PayPass™ retail locations in Japan and around the world merely by passing the card over a dedicated terminal. The card may also be used as a standard credit card at retail outlets which have not introduced the dedicated MasterCard® PayPass™ terminal.
With credit cards it is necessary to emboss the surface of the card (raised numbers or characters.) And with the newly released PayPass™ Card, DNP has made it possible to successfully emboss the card based on the design know-how, and manufacturing technology nurtured through its long association with the card business.

[Sales Targets and Forward Looking Developments]
DNP is aiming for sales of approximately 1 million PayPass™ Cards in the year to March 31, 2007, and approximately 3 million cards in the following year.
MasterCard® PayPass™ is approved as a non-card format, and in the USA mini tag and fob type cards have been put into practical use, and are now recognized as a new settlement application with uses including self-service gas stations.
MasterCard® PayPass™ may also carry contact and contactless smart card functions, and credit settlement can be conducted in either a contact or contactless format via the MasterCard® PayPass™ M/Chip™ specification.
DNP also aims to develop non-card forms, and cards embedded with MasterCard® PayPass™ M/Chip™.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. Production and distribution and the provision of specific services listed in this release may have already been curtailed. We apologize for any inconvenience.

For more information please contact:
E-mail: info@mail.dnp.co.jp

DNP Home Page

2

DNP **News Release**

go to Japanese release

April 25, 2006

DNP Announces Strategic Alliance with RTT AG of Germany

Opens the way for Printed materials and interactive contents using CAD Data based 3-D CG

Dai Nippon Printing Co. Ltd. (DNP) is pleased to announce that it has entered into a strategic alliance agreement with Realtime Technology AG (RTT AG) of Munich, Germany, launching a service using RTT's software aimed at creating printed materials, including cutting edge catalogues, and interactive contents for use in websites and at sales outlets using 3-dimensional computer graphics (CG) created from CAD data.

[RTT AG]





RTT AG was established in Munich Germany in 1999. The company has major clients around the world in the automobile, consumer goods and aircraft industries. RTT AG provides software and service for the development, management and presentation of "Virtual prototyping," which uses 3-dimensional CG to support the product development lifecycle. RTT AG also provides solutions for the development and presentation of "Virtual showroom," which applies 3-dimensional CG to sales promotion settings. Apart from the production of website contents, the company also notched up solid accomplishments in areas including developing visualization systems for interactive use at sales outlets, showrooms, exhibitions and event sites. RTT's solutions create content with the highest quality of realism.

[Background and Objective of the Alliance]

Manufacturers in a broad array of industries including automobiles, transport machinery, housing and housing facilities, along with electrical appliances use CAD systems in product design and simulation set ups to confirm safety. In recent years increased applications have been seen for 3-dimensional CG created from CAD data in sales promotion activities, and RTT has leadership and a proven track record in this area.

DNP has, for its part, accumulated an impressive array of know-how in CAD data handling and 3-dimensional CG production, including the production of

photo-realistic 3-dimensional CG stills based on the processing of data with asymmetric formats.
DNP and RTT aim to combine their respective technology and know how to launch a one-stop service for the provision of high quality interactive contents and printed material based on CAD data.
The advent of this service will make it possible to lower overall sales promotion costs and shorten lead times as it removes the need to prepare products and prototypes or photograph products and prototypes. The service will also make it possible to communicate to the user in an easy to understand format such information as product functions, color variations, and other assorted options available in new products even before they go into production.

[Roles and Responsibilities under the Strategic Alliance]

DNP Role

* To uncover needs at Japanese clients, through promoting CAD data based 3-dimensional CG applications in sales promotion settings.
* The production of 3-dimensional CG stills for use mainly with such printed material as catalogues, pamphlets, posters, direct mail, manuals and in house company data. The production of basic 3-dimensional CG data with settings, such as surface texture, following the processing of CAD data with asymmetric formats into a base, from which it is easier to produce 3-dimensional CG. DNP will take the basic 3-dimensional CG data and produce photo-realistic 3-dimensional CG stills, adding effects including background and reflected light.

RTT AG Role

* The creation of animation using 3-dimensional CG basic data produced by DNP, along with the addition of functions to facilitate interactive control, including manual operation buttons. To produce contents taking in usage possibilities including websites, in store applications, and exhibition halls.
* RTT plans to provide DNP with 3-dimensional CG software and systems that will make it possible to achieve more sophisticated expressions.

[Future Developments]
DNP and RTT AG will work together to provide a one-stop service for printed materials, such as catalogues that make use of 3-dimensional CG, as well as web contents and promotional materials, including in store systems to a variety of industries in Japan. DNP is aiming for sales of printing and content creation services of 10 billion yen by the end of March, 2010.
Based on the alliance with RTT AG, DNP aims to answer the demands of its client companies that see value in "getting sales promotion activities underway even before the product has been completed," "using computer processing to produce images and production variations that it is not possible to photograph," and "needing to lower overall sales promotion costs."

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. Production and distribution and the provision of specific services listed in this release may have already been curtailed. We apologize for any inconvenience.

For more information please contact:
E-mail: info@mail.dnp.co.jp

3

FY2006 Consolidated Financial Data

(Year ended March 31, 2006)

May 10, 2006

Company name	: **Dai Nippon Printing Co., Ltd.** (URL http://www.dnp.co.jp)
Stock exchanges on which shares are listed	: First Sections of Tokyo Stock Exchange and Osaka Securities Exchange
Stock code number	: 7912
Location of principal office	: Tokyo prefecture
Company representative	: Yoshitoshi Kitajima, Chairman of the Board, President and Chief Executive Officer
Contact person	: Masayoshi Yamada, Senior Managing Director +813-5225-8080
Date of the Meeting of the Board of Directors for the fiscal year end	: May 10, 2006
Adoption of the accounting principles generally accepted in the United States (U.S. GAAP)	: No

1. Consolidated Operating Results of FY2006 (April 1, 2005 through March 31, 2006)

(1) Consolidated Financial Results

	Net sales		Operating income		Ordinary income	
	Yen in millions	%	Yen in millions	%	Yen in millions	%
FY2006	**¥1,507,505**	**5.8**	**¥120,669**	**0.1**	**¥124,715**	**3.5**
FY2005	¥1,424,942	5.2	¥120,528	17.7	¥120,485	23.9

	Net income		Net income per share	Fully diluted net income per share	Return on equity	Ratio of ordinary income to total assets	Ratio of operating income to net sales
	Yen in millions	%	Yen	Yen	%	%	%
FY2006	**¥65,187**	**8.8**	**¥91.23**	**-**	**6.3**	**7.6**	**8.3**
FY2005	¥59,936	13.1	¥82.56	-	6.0	7.7	8.5

(Notes)

① Gains and losses on investment accounted for under equity method — FY2006 : ¥442 million; FY2005 : (¥297 million)

② Average number of common stock during the fiscal year (consolidated) — FY2006 : 711,471,889; FY2005 : 722,659,339

③ Changes in accounting policies — Yes

④ % for net sales, operating income, ordinary income and net income represent the increase (decrease) in the ratio on a year-on-year basis for the full year.

(2) Consolidated Financial Position

	Total assets	Net assets	Equity ratio	Net assets per share
	Yen in millions	Yen in millions	%	Yen
FY2006	**¥1,662,377**	**¥1,063,308**	**64.0**	**¥1,507.90**
FY2005	¥1,600,129	¥1,007,943	63.0	¥1,409.18

(Note) Total number of issued and outstanding shares at end of fiscal year (consolidated) FY2006 : 704,972,101; FY2005 : 715,076,830

(3) Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of fiscal year
	Yen in millions	Yen in millions	Yen in millions	Yen in millions
FY2006	**¥141,673**	**(¥151,780)**	**(¥46,712)**	**¥239,221**
FY2005	¥178,341	(¥126,228)	(¥40,568)	¥293,355

(4) Scope of consolidation and adoption of the equity method

Number of consolidated subsidiaries	: 82
Number of nonconsolidated subsidiaries subject to equity method	: -
Number of associated companies subject to equity method	: 9

(5) Scope of consolidation and changes in companies subject to equity method

Newly included in consolidation	: 1
Excluded from consolidation	: -
Newly included in companies subject to equity method	: 1
Excluded from companies subject to equity method	: 1

2. Projected Consolidated Operating Results for FY2007 (April 1, 2006 through March 31, 2007)

	Net sales	Ordinary income	Net income
	Yen in millions	Yen in millions	Yen in millions
FY2007 Interim	¥760,000	¥55,500	¥28,000
FY2007	¥1,620,000	¥125,000	¥67,000

(Reference) Forecasted net income per share for this fiscal year ¥ 95.04 (computed based on the forecasted average number of shares during the fiscal year)

* The forecast above contains descriptions in relation to forward looking statements as of the date of the issuance of this data, based on assumptions, outlooks, and plans in relation to the future. Please note that actual operating results may differ from the forecast figures described in the forecast as a result of any of risks and uncertainties related to the economic environment surrounding the businesses of the Company, market trends and fluctuations of foreign currencies.

4. Consolidated Financial Statements

Comparative Consolidated Balance Sheet

(yen in millions)

	FY2006 (As of March 31, 2006)	FY2005 (As of March 31, 2005)	Increase (decrease)
(Assets)			
Current assets:			
Cash and deposit	¥268,334	¥320,479	(¥52,145)
Trade receivables	436,331	413,565	22,766
Securities	6,797	6,803	(6)
Inventories	76,485	77,043	(558)
Deferred tax assets	13,333	13,158	175
Other current assets	10,962	14,619	(3,657)
Allowance for doubtful accounts	(7,118)	(6,935)	(183)
Total current assets	805,127	838,735	(33,608)
Fixed assets:			
Buildings	175,854	172,244	3,610
Machinery and equipment	220,734	187,808	32,926
Land	119,399	120,526	(1,127)
Construction in progress	30,532	26,515	4,017
Other property, plant and equipment	22,445	20,913	1,532
Net property, plant and equipment	568,965	528,008	40,957
Intangible fixed assets			
Software	15,615	15,331	284
Other intangible fixed assets	5,838	7,396	(1,558)
Total intangible fixed assets	21,453	22,727	(1,274)
Investments and other assets			
Investment securities	224,503	161,538	62,965
Long-term loans and receivables	7,714	5,932	1,782
Deferred tax assets	6,510	18,509	(11,999)
Other investments and other assets	39,597	37,283	2,314
Allowance for doubtful accounts	(11,496)	(12,607)	1,111
Total investments and other assets	266,830	210,656	56,174
Total fixed assets	857,249	761,393	95,856
Total assets	¥1,662,377	¥1,600,129	¥62,248

(yen in millions)

	FY2006 (As of March 31, 2006)	FY2005 (As of March 31, 2005)	Increase (decrease)
(Liablities)			
Current liabilities			
Trade payables	¥311,567	¥302,667	¥8,900
Short-term bank loans	11,654	12,424	(770)
Current portion of long-term debt	2,620	4,030	(1,410)
Income taxes payable	28,169	31,018	(2,849)
Allowance for bonuses	17,303	16,706	597
Other current liabilties	81,568	84,147	(2,579)
Total current liabilities	452,883	450,994	1,889
Long-term liabilities			
Corporate bonds and debentures	50,000	50,000	-
Long-term debt	3,719	6,399	(2,680)
Deferred tax liabilities	6,116	317	5,799
Allowance for retirement benefits	58,447	59,060	(613)
Other long-term liabilities	3	24	(21)
Total long-term liabilities	118,287	115,801	2,486
Total liabilities	571,170	566,796	4,374
Minority interests	27,898	25,389	2,509
Stockholders' equity			
Common stock	114,464	114,464	-
Capital surplus	144,908	144,905	3
Retained earnings	806,446	774,652	31,794
Unrealized gain on available-for-sale securities	55,489	30,441	25,048
Foreign currency translation adjustments	(549)	(4,891)	4,342
Treasury stock	(57,450)	(51,628)	(5,822)
Total stockholders' equity	1,063,308	1,007,943	55,365
Total liabilities, minority interests and stockholders' equity	¥1,662,377	¥1,600,129	¥62,248

Comparative Consolidated Statements of Income

(yen in millions)

	FY2006 (April 1, 2005 through March 31, 2006)	FY2005 (April 1, 2004 through March 31, 2005)	Increase (decrease)
Net sales	¥1,507,505	¥1,424,942	¥82,563
Cost of sales	1,202,159	1,121,373	80,786
Gross profit	305,345	303,569	1,776
Selling, general and administrative expenses	184,676	183,041	1,635
Operating income	120,669	120,528	141
Non-operating income			
Interest and dividend income	2,727	2,368	359
Equity in gains (losses) of associated companies	442	-	442
Other non-operating income	6,501	7,755	(1,254)
Total non-operating income	9,670	10,123	(453)
Non-operating expenses			
Interest expenses	1,323	1,231	92
Equity in losses of associated companies	-	297	(297)
Othr non-oeprating expenses	4,301	8,637	(4,336)
Total non-operating expenses	5,624	10,166	(4,542)
Ordinary income	124,715	120,485	4,230
Extraordinary gains			
Gain on sales of property, plant and equipment	3,095	151	2,944
Gain on sales of investment securities	3,713	466	3,247
Reversal of allowance for doubtful accounts	411	-	411
Reversal of allowance for retirement benefits	-	3,719	(3,719)
Other extraordinary gains	127	-	127
Total extraordinary gains	7,347	4,337	3,010
Extraordinary losses			
Loss on sales and disposal of property, plant and equipment	4,993	7,754	(2,761)
Impairment loss	7,346	-	7,346
Loss on sales of investment securities	33	275	(242)
Loss on revaluation of investment securities	1,650	921	729
Loss on liquidation of affiliated companies	-	976	(976)
Allowance for retirement benefits	1,809	3,501	(1,692)
Allowance for doubtful accounts	-	1,015	(1,015)
Payment of special retirement benefits	716	1,984	(1,268)

Other extraordinary losses	872	708	164
Total extraordinary losses	17,422	17,136	286
Income before income taxes and minority interests	114,639	107,686	6,953
Income taxes – current	47,550	43,072	4,478
Income taxes - deferred	514	3,194	(2,680)
Minority interests	1,386	1,482	(96)
Net income	¥65,187	¥59,936	¥5,251

Comparative Consolidated Statements of Appropriation of Retained Earnings

(yen in million)

	FY2006 (April 1, 2005 through March 31, 2006)	FY2005 (April 1, 2004 through March 31, 2005)	Increase (decrease)
Capital surplus			
Balance at beginning of fiscal year	¥144,905	¥144,901	¥4
Increase	3	3	0
Net gain on disposal of treasury stock	3	3	0
Balance at end of fiscal year	144,908	144,905	3
Retained earnings			
Balance at beginning of fiscal year	774,652	743,393	31,259
Increase in retained earnings	65,187	60,217	4,970
Net income	65,187	59,936	5,251
Increase in surplus from change in the scope of consolidation	-	280	(280)
Decrease in retained earnings	33,393	28,957	4,436
Cash dividends	18,251	15,941	2,310
Bonuses to directors	271	231	40
Cancellation of treasury stock	14,870	12,783	2,087
Balance at end of fiscal year	¥806,446	¥774,652	¥31,794

Comparative Consolidated Statements of Cash Flows

(yen in millions)

	FY2006 (April 1, 2005 through March 31, 2006)	FY2005 (April 1, 2004 through March 31, 2005)	Increase (decrease)
Cash flows from operating activities			
Income before income taxes and minority interests	¥114,639	¥107,686	¥6,953
Depreciation	87,263	80,440	6,823
Impairment loss on fixed assets	7,346	-	7,346
Allowance for doubtful accounts (net)	(1,060)	5,647	(6,707)
Allowance for retirement benefits (net)	(971)	(842)	(129)
Equity in losses (gains) subject to equity method	(442)	297	(739)
Amortization of consolidation account adjustment (net)	1,079	1,669	(590)
Interest and dividend income	(2,727)	(2,368)	(359)
Interest expenses	1,323	1,231	92
Gain on sales of investment securities	(3,679)	(191)	(3,488)
Loss on devaluation of investment securities	1,650	921	729
Loss on devaluation of stocks of affiliated companies	1	155	(154)
Loss on sales and disposal of property, plant and equipment	1,898	7,602	(5,704)
Increase in trade receivables	(19,695)	(11,342)	(8,353)
(Increase) decrease in inventories	1,547	(6,634)	8,181
Increase in trade payables	5,669	28,751	(23,082)
Other	(1,540)	1,744	(3,284)
Sub-total	192,303	214,769	(22,466)
Payment of special retirement benefits	(716)	(1,984)	1,268
Payment of income taxes	(49,913)	(34,443)	(15,470)
Net cash provided by operating activities	141,673	178,341	(36,668)
Cash flows from investing activities			
Net (increase) decrease in short-term investments	18	(29,752)	29,770
Payments for purchase of marketable securities	—	(11)	11
Proceeds from sales of marketable securities	6,711	6,706	5
Payments for purchase of property, plant and equipment	(129,471)	(73,714)	(55,757)
Proceeds from sales of property, plant and equipment	4,978	980	3,998
Payments for purchase of investment securities	(32,156)	(22,414)	(9,742)
Proceeds from sales of investment securities	5,092	5,282	(190)
Interest and dividend received	3,042	2,752	290
Other	(9,995)	(16,057)	(6,062)
Net cash used in investing activities	(151,780)	(126,228)	(25,552)
Cash flows from financing activities			
Net decrease in short-term bank loans	(1,308)	(1,736)	428
Proceeds from long-term debt	585	1,033	(448)
Payments of long-term debt	(4,997)	(4,130)	(867)
Interest paid	(1,333)	(1,232)	(101)
Dividend paid	(18,247)	(15,935)	(2,312)
Dividend paid to minority shareholders	(714)	(516)	(198)
Payments for repurchase of the Company's stock	(20,710)	(18,089)	(2,621)

Payments for repurchase of the Company's stock owned by subsidiaries	(6)	(4)	(2)
Other	21	42	(21)
Net cash used in financing activities	(46,712)	(40,568)	6,144
Exchange difference of cash and cash equivalents	2,685	(21)	2,706
Net increase (decrease) in cash and cash equivalents	(54,133)	11,523	(65,656)
Cash and cash equivalents at beginning of fiscal year	**293,335**	**279,368**	**13,987**
Net increase in cash and cash equivalents due to newly consolidated subsidiaries	–	**2,463**	**(2,463)**
Cash and cash equivalents at end of fiscal year	**¥239,221**	**¥293,355**	**(¥54,134)**

Basis of Presentation and Significant Accounting Policies

1. Scope of consolidation and application of the equity method

   (1) Consolidated subsidiaries: 82
   - Major companies
     (Hokkaido Coca-Cola Bottling Co., Ltd., The Inctec Inc.,
     DNP Logistics Co., Ltd., DNP Trading Co., Ltd.)

   (2) Associated companies subject to equity method: 9
   - Major companies
     (Kyoiku Shuppan Co., Ltd., DAP Technologies Co., Ltd.,
     Panasonic Battery Electrode Co., Ltd.)

2. Changes in the scope of consolidation and application of the equity method

   (1) Scope of consolidation
   - Newly included: 1 DNP Print Rush Co., Ltd.
   - Excluded: None

   (2) Scope of application of equity method
   - Newly included: 1 Waseda University Mediamix Co., Ltd.
   - Excluded: 1 Cat Co., Ltd.

3. Issues relating to the fiscal year, etc. for consolidated subsidiaries

   Most of the consolidated subsidiaries apply the same balance sheet date as the Company. However, twenty-four (24) other consolidated subsidiaries, including Hokkaido Coca-Cola Bottling, set their balance sheet date as December 31. The financial statements as of the said balance sheet date are used for the preparing of the consolidated financial statements, and any significant transactions taking place between the balance sheet date and the consolidated balance sheet date have been adjusted as necessary for the purpose of consolidation.

4. Issues relating to accounting standards

   (1) Valuation criteria and valuation method for significant assets

   - Marketable securities and investment securities
     Held-to-maturity debt securities: Mainly, the amortized cost method
     Other securities
     Marketable securities: The fair value method based on the market price as of the balance sheet date (gains or losses on valuation will be fully recognized directly into net assets, and costs of sales are determined using the moving average method).

     Non-marketable securities: Mainly, the cost method using the moving average method
   - Derivatives: Mainly, the fair value method
   - Inventories
     Goods: Mainly, the cost method using the specific cost method
     Products and work in progress: Mainly, the cost method using the retail method
     Raw materials: Mainly, the cost method using the moving average method
     Supplies: Mainly, the cost method using the most recent purchase method

(2) Depreciation method for significant depreciable assets

- Property, plant and equipment — The Company and domestic consolidated subsidiaries have been applying the declining-balance method for the depreciation of property, plant and equipment. However the depreciation of the buildings (excluding equipment ancillary thereto) acquired on or after April 1, 1998 is computed by the straight line method.

  Meanwhile, the assets with acquisition cost at ¥100,000 or more per unit and less than ¥200,000 per unit are depreciated over three years on a straight line basis, whereby one-third of such acquisition cost may be taken as depreciation expense each year.

  Incidentally, the depreciation of property, plant and equipment of foreign consolidated subsidiaries is in principle computed by the straight line method.

- Intangible assets — Intangible assets are amortized by the straight line method over their estimated useful lives. Costs of software for internal use are amortized by the straight line method over the estimated useful lives (5 years)

(3) Basis for the recognition of significant allowances

- Allowance for doubtful accounts — Allowance for doubtful accounts is recognized to cover probable losses on trade receivables and loans. In the case of general receivables, the allowance for doubtful accounts is determined based primarily on the frequency of occurrence and severity of the loss. In the case of specified receivables, including doubtful loans, the allowance for the expected uncollectible amount is recognized after considering the collectibility of the individual receivables.

- Allowance for bonuses — Allowance is recognized to cover the expected payments for this fiscal year of the bonuses expected to be paid to employees in the following consolidated fiscal year.

- Allowance for retirement benefits — Accrued pension and liability for employee retirement benefits have been provided based on the estimated amounts of the projected pension and severance obligations and the fair value of the plan assets at the end of the fiscal year. Prior service cost is being expensed as incurred by the straight line method over the period (substantially 6 years) within the average remaining period of service of the eligible employees.

  With respect to the actuarial gains and losses, the amount computed by the declining balance method over the period (substantially 11 years) within the average remaining period of service of the eligible employees as incurred in each consolidated fiscal year is charged to an expense from the following consolidated fiscal year.

  (Additional information)

  Effective October 1, 2005, several consolidated subsidiaries revised their retirement benefit plans and simultaneously

began participating in defined benefit pension plans established by the Company in the previous year. The liability of prior service cost resulting from the revised benefit plan has been incurred at ¥8,748 million and will be taken to the expense every year following the current fiscal year.

(4) Accounting for significant leases

Finance leases other than those deemed to transfer the ownership of the leased assets to lessees are accounted for in the same manner as operating leases under the generally accepted principles in Japan.

(5) Accounting for consumption tax, etc.

Consumption taxes and local consumption taxes are accounted for separately from the transaction values.

5. Scope of cash in the consolidated cash flow statements

Cash and cash equivalents include cash at hand, deposits to be withdrawn on demand, and other highly liquid investments. Highly liquid investments are investments that generally have original maturities of three months or less, are readily convertible to known amounts of cash, and are so near maturity that they present insignificant risk of changes in value.

Changes in accounting policies

(Accounting Standards for the Impairment of Fixed Assets)

The Company has adopted the Accounting Standards for the Impairment of Fixed Assets ("Statement of Opinion, Accounting for Impairment of Fixed Assets" issued by the Business Accounting Council of Japan on August 9, 2002) and ASBJ Guidance No. 6 "Guidance on Accounting Standards for Impairment of Fixed Assets" (issued by the Accounting Standards Board of Japan on October 31, 2003) from this fiscal year. This reduced the net income before taxes by ¥7,158 million.

Meanwhile, the cumulative impairment losses were deducted directly from respective assets in accordance with the amended rules for the consolidated financial statements.

Notes to Consolidated Financial Statements

(Consolidated Balance Sheet)

	FY2006		FY2005	
1. Cumulative depreciation of property, plant and equipment	¥965,193	million	¥928,970	million
2. Liability for guarantees	¥103	million	¥92	million
3. Discounts on notes receivable	¥820	million	¥1,150	million
4. Number of treasury stock	35,508,592	shares	35,403,863	shares

(Consolidated Statements of Income)

	FY2006		FY2005	
1. Research and development expenditures (Selling and general administrative expenses and cost of sales)	¥28,692	million	¥26,386	million

5. Business Segment Information

(1) Segment by Business

FY 2006 (April 1, 2005 to March 31, 2006)

(yen in millions)

	Information communication	Lifestyle and industrial supplies	Electronics	Beverages	Total	Elimination and/or corporate	Consolidated
I. Net sales and operating profit and loss							
Net sales							
(1) Outside customers	¥655,974	¥478,368	¥296,766	¥76,396	¥1,507,505	—	¥1,507,505
(2) Inter-segment or transfer	6,501	1,614	—	55	8,171	(8,171)	—
Total	662,475	479,983	296,766	76,451	1,515,677	(8,171)	1,507,505
Operating expenses	611,460	442,391	258,955	76,164	1,388,971	(2,134)	1,386,836
Operating income	51,015	37,591	37,811	287	126,705	(6,036)	120,669
II. Assets, depreciation, impairment loss and capital expenditures							
Assets	522,420	436,190	366,246	41,562	1,366,420	295,956	1,662,377
Depreciation	19,298	23,210	39,515	3,858	85,882	1,380	87,263
Impairment loss	—	13	1,861	64	1,938	5,407	7,346
Capital expenditures	26,601	28,817	74,655	4,483	134,556	1,502	136,059

FY 2005 (April 1, 2004 to March 31, 2005)

(yen in millions)

	Information communication	Lifestyle and industrial supplies	Electronics	Beverages	Total	Elimination and/or corporate	Consolidated
I. Net sales and operating profit and loss							
Net sales							
(1) Outside customers	633,498	448,832	269,626	72,986	1,424,942	—	1,424,942
(2) Inter-segment or transfer	7,157	1,133	—	—	8,290	(8,290)	—
Total	640,655	449,965	269,626	72,986	1,433,233	(8,290)	1,424,942
Operating expenses	591,305	413,946	229,936	71,382	1,306,570	(2,156)	1,304,414
Operating income	49,350	36,019	39,689	1,603	126,662	(6,134)	120,528
II. Assets, depreciation, impairment loss and capital expenditures							
Assets	499,407	420,394	313,808	43,897	1,277,508	322,621	1,600,129
Depreciation	19,338	22,913	33,069	3,795	79,116	1,323	80,440
Capital expenditures	18,121	21,118	39,007	2,895	81,143	4,914	86,057

(2) Information by geographic areas

Disclosure of information by geographic area was not required as both of domestic sales and assets exceeded 90% of the consolidated sales and assets before elimination for all segments for the fiscal years ended March 31, 2005 and 2006.

(3) Overseas sales

FY2006 (April 1, 2005 to March 31, 2006)

		Asia	Other areas	Total
I.	Overseas sales	¥190,514 million	¥68,967 million	¥259,481 million
II.	Consolidated net sales			¥1,507,505 million
III.	Overseas sales as percentage of consolidated sales	12.6%	4.6%	17.2%

For 2005 (April 1, 2004 to March 31, 2005)

		Asia	Other areas	Total
I.	Overseas sales	¥158,373 million	¥74,664 million	¥233,038 million
II.	Consolidated net sales			¥1,424,942 million
III.	Overseas sales as percentage of consolidated sales	11.1%	5.2%	16.4%

(Notes)
1. Division between domestic and overseas is made by the geographical proximity approach.
2. Major countries and regions in each area are as follows:
   Asia: Taiwan, South Korea, China, Indonesia
   Other areas: America, France, Germany, United Kingdom
3. Overseas sales represent the sales of the Company and consolidated subsidiaries in countries or areas other than Japan.

6. Leases

No descriptions have been included this document as the disclosure of lease trading has been made on the EDINET.

7. Transactions with related parties

None

8. Tax effect accounting

FY 2006

1. Significant components of deferred tax assets and deferred tax liabilities

	FY2006 (As of March 31, 2006)
Deferred tax assets	Yen in millions
Allowance for retirement benefits	¥22,971
Loss on revaluation of investment securities	16,383
Allowance for doubtful accounts	6,274
Allowance for bonuses	5,820
Deficit carried forward for the tax purpose	5,554
Intra-consolidated company elimination	2,218
Accrued enterprise taxes	2,184
Impairment loss	1,133
Other	4,298
Sub-total deferred tax assets	66,840
Valuation allowance	(5,554)
Total deferred tax assets	¥61,285

Deferred tax liabilities	Yen in millions
Valuation difference of available-for-sale securities	(¥ 38,105)
Accumulated profit of subsidiaries	(8,180)
Other	(1,271)
Total deferred tax liabilities	(47,558)
Net deferred tax assets	¥13,727

(Note) Net value of the deferred tax assets have been included in the following items in the consolidated balance sheet.

	Yen in millions
Current assets : deferred tax assets	¥13,333
Non-current assets : deferred tax assets	¥6,510
Long-term debt : deferred tax liabilities	(¥6,116)

2. Causes for difference between the normal effective statutory tax rate and the actual effective rate after the adoption of tax effect accounting

   The disclosure of the difference between the normal effective statutory tax rate and the actual effective rate is not required because the difference is not more than five percent of the statutory tax rate.

FY 2005

1. Significant components of deferred tax assets and deferred tax liabilities

FY2005 (As of March 31, 2005)

Current asset items

Deferred tax assets

	Yen in millions
Allowance for bonuses	¥6,296
Allowance for doubtful accounts	1,364
Accrued enterprise taxes	2,351
Other	3,147
Total deferred tax assets	¥13,158

Non-current asset items

Deferred tax assets

	Yen in millions
Allowance for retirement benefits	¥22,469
Loss on devaluation of investment securities	16,808
Carried forward deficit of consolidated subsidiaries	8,893
Allowance for doubtful accounts	3,542
Other	4,629
Sub-total deferred tax assets	56,341
Valuation allowance	(8,893)
Total deferred tax assets	¥47,448

Deferred tax liabilities

	Yen in millions
Valuation difference of available-for-sale securities	(¥20,957)
Accumulated profit of subsidiaries	(7,001)
Other	(981)
Total deferred tax liabilities	(28,939)
Net deferred tax assets	¥18,509

Long-term debt

Deferred tax liabilities

	Yen in millions
Other	¥317
Total deferred tax liabilities	¥317

2. Significant components of the difference between the normal effective statutory tax rate and the actual effective rate after the adoption of tax effect accounting

Effective statutory tax rate	40.7%
(Reconciliation)	
Items not subject to tax effect accounting but subject to reconciliation for the purpose of tax return	2.0
Losses of subsidiaries	(2.1)
Deductible from taxable income	(2.1)
Accumulated profit of subsidiaries	4.4
Other	0.1
Actual effective tax rate	43.0%

9. Marketable securities and investment securities

FY2006

1. Other marketable securities

(As of March 31, 2006) (Yen in millions)

	Class	Acquisition cost	Amounts reflected in consolidated balance sheet	Difference
Securities which amount in the consolidated balance sheet exceeds the acquisition costs	Stock	¥56,489	¥152,447	¥95,957
	bond	9,793	9,829	36
	Other	10	20	9
	Sub-total	66,293	162,296	96,003
Securities which amount in the consolidated balance sheet does not exceeds the acquisition costs	Stock	10,437	8,417	(2,019)
	bond	31,060	30,735	(325)
	Sub-total	41,497	39,153	(2,344)
Total		¥107,790	¥201,449	¥93,658

2. Other securities sold during the fiscal year (from April 1, 2005 to March 31, 2006)

Sales	Total gains on sales	Total losses on sales
¥5,056 million	¥3,713 million	¥33 million

3. Major securities not valued at fair value and amounts reflected in the consolidated balance sheet (as of March 31, 2006)

(1) Held-to-maturity debt securities
Unlisted foreign corporate bonds: ¥3,000 million

(2) Other securities
Unlisted stocks: ¥23,560 million
Other: ¥41 million

4. Securities with maturities and expected redemption amounts of held-to-maturity debt securities (as of March 31, 2006)

	Within 1 year	After 1 year and before 5 years	After 5 years and before 10 years	Beyond 10 years
Bonds	Yen in millions	Yen in millions	Yen in millions	Yen in millions
Government bond	¥6,700	¥20,000	–	–
Corporate bond	–	60	30	–
Unlisted foreign bonds	–	–	12,000	–
Total	¥6,700	¥20,060	¥12,030	–

FY2005

1. Other marketable securities
(As of March 31, 2005) (Yen in millions)

	Class	Acquisition cost	Amounts reflected in consolidated balance sheet	Difference
Securities which amount in the consolidated balance sheet exceeds the acquisition costs	Stock	¥45,109	¥98,601	¥53,491
	bond	23,767	23,835	68
	Other	10	12	2
	Sub-total	68,887	122,449	53,562
Securities which amount in the consolidated balance sheet does not exceeds the acquisition costs	Stock	12,268	10,242	(2,025)
	bond	4,000	3,979	(20)
	Sub-total	16,268	14,222	(2,045)
Total		¥85,155	¥136,672	¥51,516

2. Other securities sold during the fiscal year (from April 1, 2004 to March 31, 2005)

Sales	Total gains on sales	Total losses on sales
¥1,242 million	¥465 million	¥275 million

3. Major securities not valued at fair value and amounts reflected in the consolidated balance sheet (as of March 31, 2005)

(1) Held-to-maturity debt securities
Unlisted foreign corporate bonds: ¥3,000 million
Other: ¥11 million

(2) Other securities
Unlisted stocks: ¥25,926 million
Other: ¥ 35 million

4. Securities with maturities and expected redemption amounts of held-to-maturity debt securities (as of March 31, 2005)

	Within 1 year	After 1 year and before 5 years	After 5 years and before 10 years	Beyond 10 years
Bonds	Yen in millions	Yen in millions	Yen in millions	Yen in millions
Government bond	¥6,790	¥16,976	–	–
Corporate bond	11	5	30	–
Unlisted foreign bonds	–	–	7,000	–
Total	¥6,801	¥16,981	¥7,030	–

10. Derivatives

No descriptions have been included this document as the disclosure of lease trading has been made on the EDINET.

11. Retirement Benefits

(1) Liability for retirement benefits

(Yen in millions)

	FY2006 (As of March31, 2006)	FY2005 (As of March31, 2005)
a. Liability for retirement benefits	(¥148,799)	(¥131,791)
b. Pension plan assets	79,755	62,197
c. Liability for unfunded retirement benefits (a + b)	(69,043)	(69,594)
d. Unrecognized transitional difference	—	—
e. Unrecognized actuarial difference	2,816	9,451
f. Unrecognized liability for past service cost (increase in liability)	8,605	1,637
g. Net value in consolidated balance sheet (c + d + e + f)	(57,621)	(58,506)
h. Prepaid pension expenses	825	554
i. Provision for retirement benefits (g – h)	(¥58,447)	(¥59,060)

(2) Expenses for retirement benefits

(Yen in millions)

	FY2006 (From March 31, 2005 to March 31, 2006)	FY2005 (From March 31, 2004 to March 31, 2005)
a. Service cost	¥7,613	¥6,590
b. Interest expense	3,215	2,928
c. Expected return on assets	(1,410)	(920)
d. Unrecognized transition difference	—	3,501
e. Unrecognized actuarial difference	1,281	2,070
f. Recognized expenses for liability for past service cost	1,783	322
g. Recognized expenses resulting from transition to principle-based approach from simplified approach	1,809	—
h. Retirement benefit expenses (a + b + c + d + e + f + g)	14,292	14,491
i. Gain on reversal of provision for retirement benefits	—	(3,719)
Total (h + i)	¥14,292	¥10,722

(3) Basis of computation of liability for retirement benefits

	FY2006 (From March 31, 2005 to March 31, 2006)	FY2005 (From March 31, 2004 to March 31, 2005)
a. Inter-period allocation approach for expected retirement benefits	Straight line basis over the periods	Same as the left
b. Discount rate	Substantially 2.5%	Same as the left
c. Expected return on assets	Substantially 2.1%	Same as the left
d. Number of years over which the liability for past service cost is allocated	Substantially 6 years (straight line basis within remaining average services years)	Same as the left

e. Number of years over which actuarial differences are accounted for in profit or loss	Substantially 11 years (charge to expenses from the next consolidated fiscal year on a declining balance basis within the average remaining service years of employees as incurred)	Same as the left

FY2006 Selected Nonconsolidated Financial Data
(Fiscal Year ended March 31, 2006)

May 10, 2006

Company name	: **Dai Nippon Printing Co., Ltd.** (URL http://www.dnp.co.jp)
Stock exchanges on which shares are listed	: First Sections of Tokyo Stock Exchange and Osaka Securities Exchange
Stock code number	: 7912
Company representative	: Yoshitoshi Kitajima, Chairman of the Board, President and Chief Executive Officers
Contact person	: Masayoshi Yamada, Senior Managing Director +813-5225-8080
Date of meeting of the Board of Directors for the fiscal year end	: May 10, 2006
Payment of interim dividends	: Yes
Expected commencement date of dividend payment	: June 30, 2006
Expected date of ordinary general meeting of shareholders	: June 29, 2006
Adoption of basic unit system	: Yes (one basic unit = 1,000 shares)

1. Operating Results of FY2006 (April 1, 2005 through March 31, 2006)

(1) Financial Results (Amounts less than one million yen are truncated.)

	Net sales		Operating income		Ordinary income	
	Yen in millions	%	Yen in millions	%	Yen in millions	%
FY2006	**¥1,183,731**	**2.4**	**¥52,227**	**7.5**	**¥66,319**	**10.9**
FY2005	¥1,156,219	3.1	¥48,596	24.7	¥59,790	23.7

	Net income		Net income per share	Fully diluted net income per share	Return on equity	Ratio of ordinary income to total capital	Ratio of operating income to net sales
	Yen in millions	%	Yen	Yen	%	%	%
FY2006	**¥38,921**	**34.3**	**¥54.28**	-	**4.5**	**4.7**	**5.6**
FY2005	¥28,972	26.1	¥39.71	-	3.4	4.4	5.2

(Notes)

① Average number of common stock during the fiscal year — FY2006 : 712,166,095; FY2005 : 723,355,905

② Changes in accounting policies — Yes

③ % for net sales, operating income, ordinary income and net income represents changes on a year-on-year basis.

(2) Dividends

	Annual dividend per share			Total dividend paid	Payout ratio	Dividend on equity
		Interim	Year end			
	Yen	Yen	Yen	Yen in millions	%	%
FY2006	**¥26.00**	**¥12.00**	**¥14.00**	**¥18,468**	**47.9**	**2.1**
FY2005	¥24.00	¥10.50	¥13.50	¥17,251	60.4	2.0

(Note) Components of year end dividend payment — Memorial dividend ¥ -; Special dividend ¥ -

(3) Financial Position

	Total assets	Net assets	Equity ratio	Net assets per share
	Yen in millions	Yen in millions	%	Yen
FY2006	**¥1,423,240**	**¥883,464**	**62.1**	**¥1,251.59**
FY2005	¥1,392,282	¥858,868	61.7	¥1,199.57

(Notes)

① Number of shares outstanding at fiscal year end : FY2006 705,664,621
: FY2005 715,773,396

② Number of treasury stock : FY2006 34,816,072
: FY2005 34,707,297

2. Projected Operating Results for FY2007 (April 1, 2006 through March 31, 2007)

	Net sales	Ordinary income	Net income	Annual dividend per share		
				Interim	Year end	
	Yen in millions	Yen in millions	Yen in millions	Yen	Yen	Yen
FY2007 Interim	¥584,000	¥33,500	¥18,000	¥13.00	-	-
FY2007	¥1,219,000	¥71,000	¥39,500	-	¥13.00	¥26.00

(Reference) Forecasted net income per share ¥55.98 (computed based on the forecasted average number of shares during the fiscal year)

* The forecast above contains descriptions in relation to forward looking statements as of the date of the issuance of this data, based on assumptions, outlooks, and plans in relation to the future. Please note that actual operating results may differ from the forecast figures described in the forecast as a result of any of risks and uncertainties related to the economic environment surrounding the businesses of the Company, market trends and fluctuations of foreign currencies.

1. Nonconsolidated Financial Statements

Comparative Nonconsolidated Balance Sheet

(yen in millions)

	FY2006 (As of March 31, 2006)	FY2005 (As of March 31, 2005)	Increase (decrease)
(Assets)			
Current assets:			
Cash and deposit	¥226,381	¥277,044	(¥50,663)
Bills and notes received	61,682	73,654	(11,972)
Trade receivables	292,209	283,564	8,645
Securities	6,797	6,792	5
Goods, products, work in progress	16,289	16,949	(660)
Raw materials and supplies	4,283	3,717	566
Deferred tax assets	6,873	6,916	(43)
Other current assets	20,931	18,764	2,167
Allowance for doubtful accounts	(4,970)	(4,661)	(309)
Total current assets	630,479	682,743	(52,264)
Fixed assets:			
Buildings	132,543	128,578	3,965
Improvements and additions	7,619	8,885	(1,266)
Machinery and equipment	171,315	139,351	31,964
Vehicles and transport equipment	167	114	53
Tools and equipment	9,015	8,594	421
Land	108,794	109,830	(1,036)
Construction in progress	28,212	24,112	4,100
Net property, plant and equipment	457,669	419,467	38,202
Intangible fixed assets			
Software	13,621	13,336	285
Other intangible fixed assets	3,810	4,346	(536)
Total intangible fixed assets	17,431	17,682	(251)
Investments and other assets			
Investment securities	218,469	156,034	62,435
Equity in affiliated companies	56,646	52,147	4,499
Long-term loans receivables	18,477	20,456	(1,979)
Deferred tax assets	5,456	22,893	(17,437)
Other investments and other assets	30,879	32,909	(2,030)

Allowance for doubtful accounts	(12,269)	(12,050)	(219)
Total investments and other assets	317,660	272,389	45,271
Total fixed assets	792,761	709,539	83,222
Total assets	¥1,423,240	¥1,392,282	¥30,958

(Notes) (yen in millions)

1. Cumulative depreciation for property, plant and equipment :FY2006 ¥728,181
   :FY2005 ¥693,370
2. Liability for guarantee :FY2006 ¥ 103
   :FY2005 ¥ 92
3. Discount on notes receivable :FY2006 ¥820
   :FY2005 ¥1,150

(yen in millions)

	FY2006 (As of March 31, 2006)	FY2005 (As of March 31, 2005)	Increase (decrease)
(Liablities)			
Current liabilities			
Bills and notes payable	¥22,956	¥22,073	¥883
Trade payables	220,378	200,668	19,710
Other payables	47,292	48,732	(1,440)
Accrued income taxes and others	14,067	16,888	(2,821)
Accrued expenses	16,649	17,258	(609)
Deposits	113,895	112,242	1,653
Allowance for bonuses	7,174	7,519	(345)
Allowance for loss on liquidation of affiliated companies	-	3,444	(3,444)
Bills and notes for facilities payable	9,827	8,985	842
Other current liabilties	693	4,001	(3,308)
Total current liabilities	452,935	441,816	11,119
Long-term liabilities			
Corporate bonds and debentures	50,000	50,000	-
Allowance for retirement benefits	36,840	41,597	(4,757)
Total long-term liabilities	86,840	91,597	(4,757)
Total liabilities	539,776	533,414	6,362
Stockholders' equity			
Common stock	114,464	114,464	-
Capital surplus	144,908	144,905	3
Capital reserve	144,898	144,898	-
Other capital surplus	10	7	3
Gains on disposition of treasury stock	10	7	3
Retained earnings	626,580	621,031	5,549
Legal reserve transferred from retained earnings	23,300	23,300	-
Voluntary reserve	580,335	580,510	(175)
Reserve for special reservation	419	570	(151)
Reserve for foreign investment loss	8	10	(2)
Reserve for reduction of long-term assets	127	149	(22)
Special reserve	579,780	579,780	-
Unappropriated current retained earnings	22,945	17,221	5,724

Unrealized gain on revaluation of available-for-sale securities	54,929	30,061	24,868
Treasury stock	(57,418)	(51,594)	(5,824)
Total stockholders' equity	883,464	858,868	24,596
Total liabilities, minority interests and stockholders' equity	¥1,423,240	¥1,392,282	¥30,958

Comparative Nonconsolidated Statements of Income

(yen in millions)

	FY2006 (April 1, 2005 through March 31, 2006)	FY2005 (April 1, 2004 through March 31, 2005)	Increase (decrease)
Net sales	¥1,183,731	¥1,156,219	¥27,512
Cost of sales	1,022,497	994,586	27,911
Gross profit	161,233	161,633	(400)
Selling, general and administrative expenses	109,006	113,037	(4,031)
Operating income	52,227	48,596	3,631
Non-operating income			
Interest and dividend income	6,040	4,956	1,084
Other non-operating income	57,034	48,556	8,478
Total non-operating income	63,075	53,512	9,563
Non-operating expenses			
Interest expenses	835	835	-
Othr non-oeprating expenses	48,148	41,483	6,665
Total non-operating expenses	48,983	42,318	6,665
Ordinary income	66,319	59,790	6,529
Extraordinary gains			
Gain on sales of property, plant and equipment	2,328	8	2,320
Gain on sales of investment securities	3,321	459	2,862
Gain on sales of shares of affiliated companies	1,075	-	1,075
Reversal of allowance for loss on liquidation of affiliated companies	164	-	164
Reversal of allowance for doubtful accounts	66	-	66
Total extraordinary gains	6,956	468	6,488
Extraordinary losses			
Loss on sales and disposal of property, plant and equipment	3,952	5,534	(1,582)
Impairment loss	7,269	-	7,269
Loss on sales of investment securities	33	275	(242)
Loss on revaluation of investment securities	867	775	92
Loss on liquidation of affiliated companies	-	3,444	(3,444)
Loss on revaluation on shares of affiliated companies	-	1,621	(1,621)
Allowance for retirement benefits	-	2,948	(2,948)
Payment of special retirement benefits	217	-	217
Other extraordinary losses	3	375	(372)
Total Extraordinary losses	12,343	14,975	(2,632)

Income before income taxes and minority interests	60,933	45,283	15,650
Income taxes - current	21,600	17,700	3,900
Income taxes - deferred	412	(1,388)	1,800
Net income	38,921	28,972	9,949
Income carried forward from the previous fiscal year	7,483	8,621	(1,138)
Cancellation of treasury stock	14,870	12,783	2,087
Interim dividend payment	8,588	7,588	1,000
Unappropriated retained earnings at end of fiscal year	¥22,945	¥17,221	¥5,724

Comparative Proposed Appropriation of Retained Earnings

(1) Appropriation of unappropriated retained earnings at the fiscal year end

(yen in million)

	FY2006 (April 1, 2005 to March 31, 2006)	FY2005 (April 1, 2004 to March 31, 2005)	Increase (decease)
Unappropriated retained earnings at end of fiscal year	¥22,945	¥17,221	¥5,724
Reversal of reserve for special depreciation	139	155	(16)
Reversal of reserve for foreign investment loss	2	2	0
Reversal of reserve for the reduction of assets	24	21	3
Total	23,111	17,400	5,711
Appropriation of the above is as follows:			
Distribution of retained earnings (per share)	9,879 (¥14.00)	9,662 (¥13.50)	217
Bonuses to directors	265	250	15
Reserve for special depreciation	-	4	(4)
Special reserve	3,000	-	3,000
Retained earnings carried forward to the next fiscal year	¥9,967	¥7,483	¥2,484

(2) Appropriation of other capital surplus

(yen in million)

	FY2006 (April 1, 2005 to March 31, 2006)	FY2005 (April 1, 2004 to March 31, 2005)	Increase (decease)
Other capital surplus	¥10	¥7	¥3
Carry forward of other capital surplus	¥10	¥7	¥3

(Notes)

1. The payment of the interim dividend of ¥8,588 million (¥12.00 per share) was made on December 9, 2005.
2. Reversals of reserve for foreign investment loss, reserve for special depreciation and reserve for the reduction of long-term assets were effected in accordance with the Special Taxation Measures Law.
3. The amount of distribution of retained earnings was computed by the number of common stock excluding treasury shares of 34,816,072.

Basis of Presentation and Significant Accounting Policies

1. Valuation and valuation method for securities

(1)	Held-to-maturity debt securities:	The amortized cost method
(2)	Shares of subsidiaries and associated companies:	The cost method using the moving average method
(3)	Other securities	
	Marketable securities:	The fair value method based on the market price as of the balance sheet date (gains or losses on valuation will be fully recognized directly into equity, and costs of sales are determined using the moving average method).
	Non-marketable securities:	The cost method using the moving average method

2. Derivatives valuation: The fair value method

3. Inventories

(1)	Goods:	The cost method using the specific cost method
(2)	Products and work in progress:	The cost method using the retail method
(3)	Raw materials:	The cost method using the moving average method
(4)	Supplies:	The cost method using the most recent purchase method

4. Depreciation method for significant depreciable assets

(1)	Property, plant and equipment:	The declining balance method The depreciation of the buildings (excluding equipment ancillary thereto) acquired on or after April 1, 1998 is computed by the straight line method. Meanwhile, the assets with acquisition cost at ¥100,000 or more per unit and less than ¥200,000 per unit are depreciated over three years on a straight line basis, whereby one-third of such acquisition cost may be taken as depreciation expense each year.
(2)	Intangible assets:	The straight line method Costs of software for internal use included are amortized by the straight line method over the estimated useful lives (5 years)

5. Basis for the recognition of significant allowances

(1)	Allowance for doubtful accounts	Allowance for doubtful accounts is recognized to cover probable losses on trade receivables and loans. In the case of general receivables, the provision for doubtful accounts is determined based primarily on the frequency of occurrence and severity of the loss. In the case of specified receivables, including doubtful loans, the provision for the expected uncollectible amount is recognized after considering the collectibility of the individual receivables.
(2)	Allowance for bonuses	Allowance is recognized to cover the expected payments for this fiscal year of the bonuses expected to be paid to employees in the following fiscal year.
(3)	Allowance for retirement benefits	Accrued pension and liability for employee retirement benefits have been provided based on the estimated

amounts of the projected pension and severance obligations and the fair value of the plan assets at the end of the fiscal year. Prior service cost is being expensed as incurred by the straight line method over the period (substantially 6 years) within the average remaining period of service of the eligible employees.

With respect to the actuarial gains and losses, the amount computed by the declining balance method over the period (substantially 11 years) within the average remaining period of service of the eligible employees as incurred in each consolidated fiscal year is charged to an expense from the following consolidated fiscal year.

6. Accounting for significant leases

   Finance leases other than those deemed to transfer the ownership of the leased assets to lessees are accounted for in the same manner as operating leases under the generally accepted principles in Japan.

7. Accounting for consumption tax, etc.

   Consumption taxes and local consumption taxes are accounted for separately from the transaction values.

Changes in accounting policies

(Accounting Standards for the Presentation of Net Assets in the Balance Sheet)

The Company has adopted the Accounting Standards for the Impairment of Fixed Assets ("Statement of Opinion, Accounting for Impairment of Fixed Assets" issued by the Business Accounting Council of Japan on August 9, 2002) and ASBJ Guidance No. 6 "Guidance on Accounting Standards for Impairment of Fixed Assets" (issued by the Accounting Standards Board of Japan on October 31, 2003) from this fiscal year. This reduced the net income before taxes by ¥7,081 million.

Meanwhile, the cumulative impairment losses were deducted directly from respective assets in accordance with the amended rules for the consolidated financial statements.

(Supplemental Data)

Changes in Sales by Business Segments

Section \ Year	FY2006 (April 1, 2005 to March 31, 2006)		FY2005 (April 1, 2004 to March 31, 2005)		Increase (decrease)	
	millions of yen	% of Net Sales	millions of yen	% of Net Sales	millions of yen	% of Net Sales
Information communications	¥563,701	47.6	¥575,374	49.7	(¥11,673)	% (2.0)
Lifestyle and Industrial supplies	385,091	32.5	377,805	32.7	7,286	1.9
Electronics	234,938	19.9	203,040	17.6	31,898	15.7
Total	¥1,183,731	100.0	¥1,156,219	100.0	¥27,512	2.4

4

DNP

News Release

go to Japanese release

May 12, 2006

Another First for DNP
Company Develops JBA Smart Cash Card Compatible with Two Forms of Biometric Authentication

Dai Nippon Printing Co. Ltd. (DNP) has developed a smart card compatible with both finger vein and palm vein authentication methods. Several financial institutions have already decided to introduce the card and the company plans to expand marketing activities to all financial institutions throughout Japan from the end of May.

[Background]
At this stage, financial institutions in Japan are adopting an either/or approach to biometric authentication; focusing on either finger veins or palm veins. Hence it follows that smart cards and Automatic Teller Machines (ATMs) tend to be compatible only with a single form of biometric authentication as adopted by the financial institution in question. As a result, it is not possible to perform biometric authentication at ATMs of institutions that use a different authentication method, and that has led to calls for the development of a smart card that is compatible with both methods.
Japanese bankers Association (JBA) revised its IC Cash Card specifications in March, shifting to a specification that allowed for the mounting of multiple biometric authentication methods on a single card.
And in another first for DNP, we became the first company in Japan to develop smart cash card compatible with both finger vein or palm vein authentication methods.

[Overview and Features of new Smart Cash Card]
1. Compliance with revised JBA IC Cash Card specifications

- DNP has developed a smart card compatible with JBA revised specifications, mounting both finger vein and palm vein authentication methods in a single smart cash card.
- By registering both finger vein and palm vein authentication methods in this newly developed smart cash card, the card becomes compatible with both biometric authentication methods meaning it can be used for biometric authentication at the ATMs of financial institutions other than the issuing institution.

2. Scalability

- The newly developed smart cash card comes in various MULTOSTM,

Java Card ™ and dual interface line ups for both OS. MULTOS ™ and Java Card ™ are multi-application smart card OS which allow for the addition of software, and in addition to the smart cash card and two biometric authentication methods, it is also possible to add on functions, including applications that generate one-time passwords to increase the security of net-banking.

- Dual interface cards are compatible not only with contact type cards but also contactless cards, making it possible to develop services using contactless interface.
- The newly developed smart cash card is also compatible with international credit card specifications, and can be used as an all in one cash card and credit card.

3. Others

- The newly developed smart cash card has improved the palm vein authentication application to achieve more rapid authentication.

[Sales Targets]

DNP has picked up orders for the smart cash card from in excess of 100 financial institutions, based on its varied smart card line up and proven track record in offering smart cash card standard packages which allow financial institutions to issue smart cash cards with just a short lead time. We plan to expand marketing of the newly developed smart cash card mounted with both finger vein and palm vein authentication methods, aiming for sales of 5 billion yen over the next three years.

* MULTOS is the registered trade mark of MAOSCO Limited
* Java and all trade marks related to Java are the trade marks or registered trade marks of Sun Microsystems, Inc. in the US and in other countries
* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. Production and distribution and the provision of specific services listed in this release may have already been curtailed. We apologize for any inconvenience.

For more information please contact:
E-mail: info@mail.dnp.co.jp

DNP Home Page

5

DNP

News Release

go to Japanese release

May 18, 2006

DNP Establishes "IC Tag SCM Solution Center," an Experimental Facility for Logistics Management Using IC Tags

Dai Nippon Printing Co. Ltd. (DNP) is pleased to announce the opening of the "IC Tag SCM* Solution Center," an experimental facility for logistics management using IC tags in Itabashi-ward in Tokyo on May 18. This facility supports the smooth introduction of IC tags at our client companies by recreating the logistics environment of those companies, and carrying out the appropriate tests to help in the selection of the optimum IC tag and reader.

*SCM (Supply Management Chain,) Computer driven comprehensive management of goods from orders, through materials procurement, inventory controls, to product delivery.

[Developmental Background]





Major US and European retail chains have commenced the fully fledged use of logistics systems using IC tags. In Japan, too, following the amendments to the Radio Law Directives in April 2005 and January 2006, it has become possible to make full use of UHF band IC tags, which has increased the incentive to use IC tags in actual business settings, as can be witnessed from planned introductions at major domestic electrics based general merchandising stores. When it comes to actually deploying IC tags, obstacles do, however, exist, including difficulty with accurate IC tag readings based on the usage environment. And it is necessary to conduct tests of IC tag read off ratios in an environment close to actual usage conditions in order to prevent such obstacles manifesting themselves.

DNP commenced the gradual introduction of evaluation equipment from 2004, and set about developing evaluation methodologies for use in specific logistics environments. The company has conducted numerous experiments since that stage, and by building up relevant technology and know how has been able to establish simulation test methodologies in a field setting aimed at the introduction of IC tags. The establishment of the IC tag SCM solution center is the fruit of these efforts.

[Overview of IC tag SCM solution center]
The objective of the IC tag SCM solution center is to select readers and establish the appropriate environment for their use by recreating specific logistics environments, and conducting IC tag reader experiments beginning with UHF bands. Such equipment as conveyor belts, palettes and fork lifts are deployed at the center, making it possible to recreate the major settings involved in any set of logistics operations. As far as conveyor belts are concerned, we use most prevalent methodologies including, belts, rollers and chains, which allow us to compare the read off ratios in each different format. The conveyor belts we use operate at up to 180 meters per minute, the most rapid of any IC tag testing facility, making it possible to test various factors including speed of passage past the IC reader, the angle of the reader, the position at which the IC tag is attached to the goods to be shipped, and the optimal spacing of goods on the conveyor.

[Forward Looking Developments]
DNP aims to supply IC tags and tag hardware selected as a result of experimental data emanating from the center, put them in place, and support our client companies in the establishment of the optimum logistics management system that matches the specific environment under which they operate. In order to accelerate the spread of IC tag systems, we will also disclose to the client the know-how we have gained in tests and experiments.
DNP aims for sales of 300 million yen in the first year based on IC tag based logistics management systems, including product receipt and shipping management and delivery equipment management, growing to yen 2 billion yen in 2010.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. Production and distribution and the provision of specific services listed in this release may have already been curtailed. We apologize for any inconvenience.

For more information please contact:
E-mail: info@mail.dnp.co.jp

DNP Home Page

6

DNP

News Release

go to Japanese release

May 31, 2006

DNP and Samsung Electro-Mechanics Conclude Agreement on Licensing Patent Rights to High-density Printed Board "B^{2}it"

Dai Nippon Printing Co. Ltd. (DNP) and Samsung Electro-Mechanics Co. Ltd. (SEM) are pleased to announce the two companies have reached agreement on SEM licensing patent rights related to the manufacturing technology in DNP' s build-up board* "B^{2}it."

Further to this agreement, both companies will use "B^{2}it" technology and engage in development activities aimed at increasing the density and lowering the cost of next generation build-up boards, while also mutually cooperating on supplying build-up boards to the global market.

[B2it technology]

"B^{2}it" is a manufacturing technology that applies printing technology to next-generation build-up wiring boards. "B^{2}it" works to connect the bumps (a high conductivity paste for interlayer electrical attachment) formed by screen printing on an interlayer basis (via hole connection) on the built-up printed board. As there is no need for a core board it is possible to achieve a low profile for the board. For not having through-hole for interlayer electrical connection with copper plating, which means there is broader area in which to mount the parts, and as via hole layout can be freely decided throughout all layers this technology has the characteristic of allowing latitude in wiring design.

"B^{2}it" is at present used in Japan for printed wiring boards in such as high function third-generation mobile-phones.

* Build-up board
A printed wiring board laminated with dielectric layers and wiring layers by tiering thin films upward.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. Production and distribution and the provision of specific services listed in this release may have already been curtailed. We apologize for any inconvenience.

For more information please contact:
E-mail: info@mail.dnp.co.jp

DNP Home Page

7

DNP

News Release

go to Japanese release

June 02, 2006

DNP has developed Multi-Primary color filters (adding Yellow, Cyan to RGB) which enables to enlarge color gamut, mass production for the high quality displaymarket will start in this autumn

Dainippon Printing corporation (Headquarter: Tokyo; President: Yoshitoshi Kitajima; Capital: 114.4 billion Yen) has developed Multi Primary Color filter which is Yellow, Cyan (bright blue color) in addition to conventional RGB (Red, Green and Blue) in order to dramatically expand the color gamut of Display for LCDTV. We will start mass production from this autumn.

[Background]



4-Primary display on left, standard RGB on right

The FPD TV market is significantly increasing, especially LCDTV growth is outstanding and it is expected to continue the growth due to the increasing popularity of terrestrial digital broadcasting, BS digital broadcasting as well as popularity of DVD. In terms of LCDTV, the demand of wide panel such as more than 30 inch is increasing and high quality is trended along with popularization of digital high definition TV. The demand of high quality of display is increasing not only for TV application but also for mobile display application. Thanks to terrestrial digital broadcasting for mobile telephone which has already started and due to popularity of the TV broadcasting for personal computer and increasing demand of DVD with personal computer, the demand of high display quality such as reproducibility of real color is increased much larger than before. In the conventional RGB color filter, there was limitation to reproduce real color, especially reproducing yellow and cyan was difficult to reproduce.

[Multi Primary Color filter development and features]

We have newly developed color material such as yellow and cyan which is adequate for color filter. With this new color filter, we have succeeded to enlarge gamut significantly and have been able to reproduce the color of yellow, gold and turquoise which was difficult to reproduce by conventional LCD display. The feature is followings:

- We will provide 4 primary color filter which is Red, Green, Blue and Yellow, and 5 primary color filters which is Red, Green, Blue and Yellow and Cyan based on customer request.
- The color filter can be used for TV , PC monitor and mobile display for mobile device such as cellular phone which is applicable for terrestrial digital broadcasting.
- In conjunction with adequate backlight, compared with conventional RGB color filter which is 72% gamut against NTSC (note 1), 4 Multi Primary Color panel can enlarge the gamut up to 95% and up to 100% with 5 Multi Primary Color panel against NTSC. This Multi Primary Color filter also enable to increase brightness by 35% (DNP internal comparison).

[Revenue target and future expansion plan]

DNP will start mass production of Multi Primary Color filter from this autumn 2006 and expected revenue in 2007 is more than 10 billion Yen. We would produce better purity and higher color reproducibility filter combined with ink jet filter manufacturing technology so that it can reduce the manufacturing cost. This newly developed color filter is exhibited at Genoa Color Technologies Ltd booth in SID (Society for Information Display) in San Francisco in USA from June 6th to 8th.

---

*1 NTSC

Abbreviation for National Television System Committee, one of the TV broadcasting methodology. This is developed in USA and adopted in Japan, Canada, Korea and Philippine. It is used as general standard when the gamut is compared.



4 MPC Color Filter (Red, Green, Blue, Yellow)


4 color
3 color
5 color
3 color
x
y

Color Gamut with adequate backlight Blue line shows RGB. Red line shows 4-primary on left and 5-primary on right

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. Production and distribution and the provision of specific services listed in this release may have already been curtailed. We apologize for any inconvenience.

For more information please contact:
E-mail: info@mail.dnp.co.jp

DNP Home Page

8

DNP

News Release

go to Japanese release

June 09, 2006

DNP Commences Mass Production of UHF Band IC Tags

Dai Nippon Printing Co. Ltd. (DNP) is pleased to announce the commencement of mass production of Ultra High Frequency (UHF) band IC tags from June.

[Background]

UHF band IC tags are capable of reading data over lengthy and widespread communication distances, and as a result, have been put into full operation in logistics management settings at major retail chains in Europe and the USA. In Japan, too, following the amendments to the Japanese Radio Law Directives in April 2005 and January 2006, it has become possible to make full use of UHF band IC tags. And UHF band IC tags are expected to be increasingly adopted, as illustrated by the introductions seen at major domestic electrics based general merchandising stores. DNP commenced shipping UHF band IC tags for functional assessment purposes in December 2005, and has made full use of the IC tag manufacturing technology know-how accumulated in our activities to date to commence mass production.



UHF band IC tag sample (inlet)

[Product Overview]

- Compatible with EPC Class1 Generation2 [*1] an international IC tag standard laid down by EPC global [*2]. This standard is broadly used around the globe with many companies planning to adopt it.
- Maintains high accuracy reading capabilities in the 950 - 956MHz UHF band allowed for general use in Japan. There are two supply formats; the inlet type (the basic format whereby an antenna is mounted alongside an IC chip on the film,) and the label type.
- As a result of newly developed antenna designs, it has become possible to maintain stable reading performance, even when the material to which the tags are to be attached are different, such as in the case of cardboard and resin products.

[Timing of Commencement of Mass Production and Forward Looking Developments]

month from June, and aims to establish a production system capable of an output of 100 million units per annum by the year ending March 31, 2008. We plan to price the UHF band IC tags at 40 yen per label type unit. While supplying label type UHF band IC tags to makers supplying major retailers, DNP also plans to supply inlet type UHF band IC tags to label processing companies.
In line with the opening of the "IC Tag SCM [*3] Solution Center," an experimental facility for logistics management using IC tags in May, DNP aims to provide total support for firms looking to introduce logistics management systems using UHF band IC tags.
Going forward, DNP also plans to introduce a lineup of IC tags compatible with the demands of international logistics on UHF bands in the 860 - 960MHz zone. As a result, it will be possible for companies looking to introduce UHF band IC tags to select the optimum IC tag that match their usage demands and other regional concerns. DNP is aiming for sales of five billion yen in the year ending March 31, 2009 from UHF band IC tags, peripherals and related systems.

[DNP' s IC tag Business Activities]
DNP commenced marketing of an original IC tag in 2000, and as well as being the first Japanese company to participate in the Auto-ID Center (the forerunner of EPC global) in 2001, has also forged ahead with R&D activities related to IC tag and systems compatible with the Electronic Product Code (EPC,) a next generational merchandizing code system. DNP' s US subsidiary also conducted product management experiments using UHF band IC tags in June 2004.


UHF band IC tag sample (inlet)

(*1) Electronic Product Code (EPC) Class 1 Generation 2
An IC tag that takes in the desires of user companies, with improved performance qualities compared to the 96 bit write in EPC Class 1. Developed to ensure compatibility with all IC Chips, IC tags and reader-writers, while also maintaining high-speed reading, security functions and other functions that make it possible to avoid mutual collision with other reader-writers.

(*2) EPC Global
Standard establishment organization for IC tag codes and systems, jointly established as a Non Profit Organization (NPO) in October 2003 by the international barcode organization European Article Number (EAN) Association and the US retail code organization Uniformed Code Council(UCC.) Formerly known as the Auto-ID Center.

(*3) SCM(Supply Chain Management)
The comprehensive management using computers of orders issued and

received with clients, from materials procurement through inventory control to product shipment.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. Production and distribution and the provision of specific services listed in this release may have already been curtailed. We apologize for any inconvenience.

For more information please contact:
E-mail: info@mail.dnp.co.jp

DNP Home Page

9

(The following is an unofficial English translation of the Convocation Notice of the 112th Ordinary General Meeting of Shareholders of Dai Nippon Printing Co., Ltd. (the "Company"). The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

(Stock Code Number: 7912, TSE first section)
June 14, 2006

To Our Shareholders

Yoshitoshi Kitajima
Chairman of the Board,
President and CEO
Dai Nippon Printing Co., Ltd.
1-1-1, Ichigaya-Kagacho,
Shinjuku-ku, Tokyo

CONVOCATION NOTICE OF THE 112TH TERM ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the 112th ordinary general meeting of shareholders of Dai Nippon Printing Co., Ltd. (the "Company") will be held as set forth below. Your attendance thereat is respectfully requested.

If you are not able to attend the meeting, we request that you exercise your voting rights in one of the following ways by 24:00 of June 28, 2006 (Wednesday) after carefully reading the reference documents as set forth below.

(Exercise of voting rights in writing by mailing the enclosed voting right exercise form)

Please indicate your intention to vote "for" or "against" each agenda item in the enclosed voting right exercise form, then send the said form to us by the time limit set forth above.

(Exercise of voting rights via the Internet)

Please refer to "Instructions for the Exercise of Voting Rights via the Internet" as set forth later in the convocation notice (page 49), access the specified website for casting votes and indicate your intention to vote "for" or "against" each agenda item by following the on-screen instructions by the time limit set forth above.

1. Date and time: June 29, 2006 (Thursday) at 10:00 a.m.

2. Place: C&I Building of Dai Nippon Printing Co., Ltd.
31-2, Sanai-cho, Shinjuku-ku, Tokyo

3. Subject matters of the general meeting of shareholders:

Matters to be reported:

Item No.1: Matters concerning the business report, consolidated balance sheet, consolidated earnings statement, the results of audit of the Company's consolidated financial

statements by an independent auditor and the Board of Auditors for the 112th Fiscal Year (from April 1, 2005 to March 31, 2006)

Item No.2: Matters concerning the nonconsolidated balance sheet, nonconsolidated earnings statement for the 112th Fiscal Year (from April 1, 2005 to March 31, 2006), and the report with respect to the Company's purchase of its treasury shares by the resolution of the Board of Directors that has been authorized to do so in the Articles of Incorporation

Matters to be resolved:

Agenda Item No. 1: Distribution of the profit

Agenda Item No. 2 Partial amendments to the Articles of Incorporation

When you arrive at the meeting, please submit the enclosed voting right exercise form to the reception desk at the site of the meeting.

Amendments to the reference documents for the general meeting of shareholders and/or attached materials, if any, will appear on the Company's website (http://www.dnp.co.jp/).

Reference Documents for the general meeting of shareholders

Agenda Items and Reference Matters:

Agenda Item No. 1: Distribution of the profit

The distribution of the profit for the fiscal year 2005 shall be determined, by taking into consideration reinforcement of management base and proactive business development in the future.

With respect to the distribution of profit, after taking into consideration the business result, dividend payout, among other factors, the year-end dividend shall be ¥14 per share. Accordingly, by adding ¥12 interim dividend to ¥14 year-end dividend, the annual dividend per share becomes ¥26, a ¥2 increase from the previous fiscal year.

With respect to bonuses to be paid to directors for the fiscal year 2005, after taking into consideration the business result of the fiscal year, the Company decided to pay aggregate amount of ¥265 million to twenty six directors as of the end of the fiscal year.

Agenda Item No. 2: Partial amendments to the Articles of Incorporation

1. Reason of amendments

(1) In order to prepare for future business development and clarify scope of business, additional purposes of the Company shall be added (Article 2 of the proposed Articles of Incorporation).

(2) Pursuant to the Law on Partial Amendments to the Commercial Code for Introduction of Electric Announcement System" (*Denshi Koukoku Seido no Dounyu notameno Syouhou tou no Ichibu o Kaisei suru Houritsu*) (Law No. 87 of 2004) came into effect on February 1, 2005, in order to disclose information broadly, the Company shall change the method of its announcement to electronic announcement and establish measures for unavoidable situation where the Company cannot make such electronic announcement (Articles 4 of the proposed Articles of Incorporation).

(3) The following amendments shall be made pursuant to the implementation of the "Company Law" (Law No. 86 of 2005) and its related laws and regulations on May 1, 2006).

① The Company shall clearly define that it will issue the share certificate. (Article 6 of the proposed Articles of Incorporation)

② The Company shall limit the rights of a fractional share constituting less than one unit within a reasonable range. (Article 9 of the proposed Articles of Incorporation)

③ In order to make it possible to provide efficient and full-range information to shareholders, the Company shall introduce a provision that enables for the Company to disclose the Reference Documents for the general meeting of shareholders via the Internet as deemed to be provided to shareholders. (Article 16 of the proposed Articles of Incorporation)

④ The Company shall clearly define that it will put in place the Board of Directors, Auditors, Board of Auditors, and Accounting Auditor as organizations. (Articles 22, 30 and 39 of the proposed Articles of Incorporation)

⑤ In order to realize flexible and effective operation of the Board of Directors, the Company shall introduce a provision that enables for the Board of Directors to

resolve in writing or by electric record. (Article 26 of the proposed Article of Incorporation)

⑥ Other than above, the Company shall make necessary amendments, including the improvement of wording, pursuant to the Company Law and other related laws and regulations.

(4) Pursuant to the provision in Article 212 of the old Commercial Code, the Company cancelled 10,000,000 shares of its common stock as of November 22, 2005. Accordingly, the Company intends to change the aggregate number of issuable shares to 1,490,000,000 shares after deducting the number of shares cancelled. (Article 5 of the proposed Articles of Incorporation)

(5) In order for directors and auditors to fully perform their duties, the Company shall introduce a provision that enables the Company to limit their liabilities. In addition, in order to prepare for the appointment of outside directors and outside auditors, the Company shall introduce a provision that enables for the Company to enter into an agreement which limits their liabilities within the scope as defined by laws and regulations. (Article 29, Items 1 and 2, and Article 38, Items 1 and 2 of the proposed Articles of Incorporation)

(6) Other than above, in order to clarify the document, amendments shall be made on Articles numbers, contents, words and phrases, among others.

2. Details of amendments are as follows:

(Amendments as underlined)

Current Articles of Incorporation	Proposed amendments
Chapter 1. General Rules	**Chapter 1. General Rules**
Article 1. (Trademark) The company is called Dai Nippon Printing Kabushiki Kaisha (the "Company") and its English name shall be DAI NIPPON PRINTING CO., LTD.	Article 1. (Trademark) The company is called Dai Nippon Printing Kabushiki Kaisha (the "Company") and its English name shall be Dai Nippon Printing Co., Ltd.
Article 2. (Purpose) The purpose of the Company is to conduct the following businesses: 1. ~ 3. 4. Production and sale of electric equipment	Article 2. (Purpose) The purpose of the Company is to conduct the following businesses: (1) ~ (3) (4) Design, production and sale of electronic parts, electronic device, and electric equipment
5. ~ 9. (Omitted)	(5) ~ (9) (Same as the current provision)
(Newly established)	(10) Development, sale and lease of software
(Newly established)	(11) Information processing service by electric computer
(Newly established)	(12) Information providing service via the Internet, etc.
10. (Omitted)	(13) (Same as the current provision)
11. Acquisition, lease, transfer and technical guidance of intangible property rights, such as industrial property rights, literature, science, art, industrial art, music, image and sound, and all other businesses related	(14) Acquisition, lease, transfer and technical guidance of intellectual property rights, such as industrial property rights, literature, science, art, industrial art, music, image and sound, and all other

Current Articles of Incorporation	Proposed amendments
to the foregoing 12. ~ 13. (Omitted) (Newly established) (Newly established)	businesses related to the foregoing (15) ~ (16) (Same as the current provision) (17) Publishing (18) Advertising agency service and other advertising business
14. ~ 21. (Omitted) (Newly established) 22. ~ 28. (Omitted) 29. Consulting, education and seminar on personal information protection and corporate risk management 30. ~ 33. (Omitted) Article 3. (Address of Head Office) (Omitted) Article 4. (Method of Publication) The Company shall make a public announcement on Nihon Keizai Shimbun. **Chapter 2. Shares** Article 5. (Total Number of Shares to be Issued) The total number of shares to be issued by the Company shall be 1.5 billion shares. However, when shares of the Company are cancelled, the number of shares corresponding to such cancellation shall be deducted. (Newly established) Article 6. (Repurchase of Treasury Shares) The Company may repurchase its treasury shares by resolution of the Board of Directors pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code. Article 7. (The number of shares for one unit and non-issuance of share certificate for fractural shares constituting less than one unit) 1. The number of shares for one unit shall be	(19) ~ (26) (Same as the current provision) (27) Repair of machinery (28) ~ (34) (Same as the current provision) (35) Consulting, education and seminar on personal information protection, various types of business and corporate risk management (36) ~ (39) (Same as the current provision) Article 3. (Address of Head Office) (Same as the current provision) Article 4. (Method of Publication) The Company shall make a public announcement electronically. However, in case the Company is not able to make an electronic announcement for reasons beyond its control, the Company shall make a public announcement on Nihon Keizai Shimbun. **Chapter 2. Shares** Article 5. (Total Number of Issuable Shares) Issuable shares of the Company shall be 1.49 billion shares. Article 6. (Issuance of shares certificate) The Company shall issue share certificates with respect to its shares. Article 7. (Repurchase of the Company's Shares) The Company may repurchase its shares through market transaction as defined in Article 165, Paragraph 1 of the Company Law by resolution of the Board of Directors pursuant to Article 165, Paragraph 2 of the same law. Article 8. (The number of shares for one unit and non-issuance of share certificate for fractural shares constituting less than one unit) 1. The number shares for one unit shall be

Current Articles of Incorporation	Proposed amendments
1,000 shares. 2. The Company shall not issue share certificate for shares constituting less than one unit (the "Fractural Shares"). Provided, however, if different provision is defined in the Share Handling Regulations, the foregoing does not apply.	1,000 shares. 2. Notwithstanding the provision in Article 6, the Company shall not issue share certificate for fractural shares. Provided, however, if different provision is defined in the Share Handling Regulations, the foregoing does not apply.
(Newly established)	Article 9. (Rights with respect to the Fractural Shares) Shareholders of the Company (including substantial shareholders, same as below) may not be able to exercise their rights with respect to the fractural shares they hold, other than those described below. (1) Rights defined in Article 189, each Item of Paragraph 2 of the Company Law (2) Rights to request pursuant to Article 166, Paragraph 1 of the Company Law (3) Rights to receive allotment of offering shares and offering stock acquisition rights (4) Rights to make a request as defined in the next Article.
Article 8. (Further Purchasing of the Fractural Shares) In addition to the number of Fractural Shares, shareholders (including substantial shareholders, same as below) who hold the Fractural Shares of the Company may request to sell the number of shares that should constitute the number of one unit by adding the Fractural Shares to such number, pursuant to the Share Handling Regulations.	Article 10. (Request for Sale of the Fractural Shares) In addition to the number of fractural shares, shareholders of the Company may request to sell the number of shares that constitute the number of one unit by adding the fractural share they hold, pursuant to the Share Handling Regulations.
Article 9. (Name Transfer Agent) 1. The Company shall set up a name transfer agent for its shares. 2. A name transfer agent and a place for its administrative work shall be selected by resolution of the Board of Directors and be announced. 3. Shareholders' registry, substantial shareholders' registry (the "Shareholders' Registry") and lost share registry of the Company shall be retained at the place for administrative work of the name transfer	Article 11. (Share Transfer Agent) 1. The Company shall set up a shareholders registry agent. 2. A shareholders registry agent and a place for its administrative work shall be determined by resolution of the Board of Directors and be announced. 3. Preparation and retention of Shareholders' registry (including substantial shareholders' registry, same as below), stock acquisition rights registry and lost share registry of the Company, and any other administrative work

Current Articles of Incorporation	Proposed amendments
agent, and name transfer of shares, registration of the rights of pledge, presentation or cancellation of trust assets, receipt of various submission with respect to shares, reissuance of share certificate, purchase/further purchase of fractural shares, registration of lost shares and any other matters relating to shares shall be handled by the name transfer agent and the Company shall not conduct such work.	related to the shareholders' registry, stock acquisition rights registry and lost share registry shall be entrusted to the shareholders registry agent and the Company shall not conduct such work.
Article 10. (Share Handling Regulations) Procedures with respect to class of shares, name transfer of shares, registration of the rights of pledge, presentation or cancellation of trust assets, receipt of various submission with respect to shares, reissuance of share certificate, purchase/further purchase of fractural shares, registration of lost shares and any other matters relating to shares and service charge thereof shall be conducted pursuant to the Share Handling Regulations established by the Board of Directors, as well as relevant laws and regulations or the Articles of Incorporation. Article 11. (Record Date) 1. Shareholders who are registered or recorded on the last shareholders' registry as of the each fiscal year end shall be able to exercise their voting rights at an ordinary general meeting of shareholders for that fiscal year. 2. Other than preceding paragraph, when necessary, after prior announcement by resolution of the Board of Directors, the Company may determine shareholders or registered pledgee who are registered or registered on a shareholders' registry, among others, as of a certain date, as shareholders or registered pledgee who are able to exercise their rights. **Chapter 3. General Meeting of Shareholders** Article 12. (Convocation) Ordinary general meeting of shareholders of the Company shall be convened within three months	Article 12. (Share Handling Regulations) Handling of share and its service charge shall be defined in the Share Handling Regulations established by the Board of Directors, as well as relevant laws and regulations or the Articles of Incorporation. Article 13. (Record Date) 1. Shareholders who hold voting rights and registered or recorded on the last shareholders' registry as of March 31 every year shall be able to exercise their voting rights at an ordinary general meeting of shareholders with respect to that fiscal year. 2. Other than preceding paragraph, when necessary, after prior announcement by resolution of the Board of Directors, the Company may determine shareholders or registered pledgee on its shares who are registered or registered on a shareholders' registry as of a certain date, as shareholders or registered pledgee on its shares who are able to exercise their rights. **Chapter 3. General Meeting of Shareholders** Article 14. (Convocation) Ordinary general meeting of shareholders of the Company shall be convened within three months

Current Articles of Incorporation	Proposed amendments
after the next day of every fiscal year period and an extraordinary meeting of shareholders shall be convened as necessary. Article 13. (Chairperson) 1. The President and Representative Director shall serve as a chairperson of ordinary general meetings of shareholders. When the President and Representative Director is in accident, other Director shall serve as a chairperson pursuant to orders as defined by a meeting of the Board of Directors in advance.	after the next day of every fiscal year end and an extraordinary meeting of shareholders shall be convened as necessary. Article 15. (Person Entitled to Convene Meetings and Chairperson) 1. General meetings of shareholders shall be convened by the President and Director who will then serve as a chairperson of such meetings.
(Newly established) (Newly established) Article 14. (Method of Adopting Resolution, Agenda and Proxy Voting) 1. Resolution of a general meeting of shareholders shall be made by a majority vote of shareholders at present, unless otherwise stipulated by laws and regulations, or Articles of Incorporation. 2. Extraordinary resolutions defined in Article 343 of the Commercial Code shall be made by more than two thirds vote of more than one thirds of shareholders at present.	2. When the President and Director is in accident, other Director shall serve as a chairperson pursuant to orders as defined by a meeting of the Board of Directors in advance. Article 16. (Internet Disclosure of the Reference Documents for the General Meeting of Shareholders via the Internet and its Deemed Provision) Upon convening a general meeting of shareholders, when the Company discloses information that should be written or provided as reference documents for general meeting of shareholders, business report, consolidated and nonconsolidated financial statements via the Internet pursuant to provisions of ordinance of the Ministry of Justice, the Company shall be deemed to have provided such information to its shareholders. Article 17. (Method of Adopting Resolution) 1. Resolution of a general meeting of shareholders shall be made by a majority vote of shareholders at present who can exercise their voting rights, unless otherwise stipulated by laws and regulations, or these Articles of Incorporation. 2. Resolutions defined in Article 309, Paragraph 2 of the Company Law shall be made by more than two thirds vote of more than one thirds of shareholders at present who can exercise their voting rights.

Current Articles of Incorporation	Proposed amendments
3. Shareholders may exercise their voting rights by proxy of other shareholders who hold voting rights of the Company.	(Deleted)
(Newly established) (Newly established)	Article 18. (Proxy Voting) 1. Shareholders may exercise their voting rights by proxy of one shareholder who holds voting rights of the Company. 2. Shareholder or his/her proxy must submit a document proving its proxy to the Company each time of a general meeting of shareholders.
Chapter 4. Directors and Board of Directors	**Chapter 4. Directors and Board of Directors**
Article 15. (Number of Directors and Election) 1. The number of directors of the Company shall be within twenty eight (28) and be elected by a general meeting of shareholders.	Article 19. (Number of Directors) The number of directors of the Company shall be within twenty eight (28).
2. Attendance of one thirds of all shareholders who hold voting rights must be required for a resolution to select directors. 3. Resolution to appoint directors shall not be made by accumulative voting.	(Deleted) (Deleted)
(Newly established) (Newly established) (Newly established)	Article 20. (Method of Election) 1. Directors shall be elected by resolution of a general meeting of shareholders. 2. Resolutions to appoint directors shall be made by a majority vote of more than one thirds of shareholders at present who can exercise their voting rights. 3. Resolution to appoint directors shall not be made by accumulative voting.
Article 16. (Term of Office) 1. Term of office of directors shall expire at the end of an ordinary general meeting of shareholders with respect to the last fiscal year within two years after taking office as directors. 2. Term of office of directors who are elected to fill a vacant position or to increase the number of directors shall be until the end of term of office of other existing directors.	Article 21. (Term of Office) 1. Term of office of directors shall expire at the end of an ordinary general meeting of shareholders with respect to the last fiscal year ending within two years after being elected as directors. 2. Term of office of directors who are elected to fill a vacant position or to increase the number of directors shall be until the end of term of office of other existing directors.
(Newly established)	Article 22. (Placement of the Board of Directors) The Company shall set up the Board of Directors.

Current Articles of Incorporation	Proposed amendments
Article 17. (Representative Director, Directors in Management Position and Adviser) 1. The President and Representative Director shall be elected by resolution of the Board of Directors. 2. The Board of Directors may, by its resolution, decide each one of the chairman of the Board of Directors and the President and Director, as well as several of the Vice Presidents and Director, Managing Directors and Senior Managing Directors. 3. The President and Director shall, pursuant to resolution of the Board of Directors, control and exercise corporate affairs, and the Vice Presidents and Directors, Managing Directors and Senior Managing Directors shall support the President and Director and conduct corporate affairs. 4. The Company may entrust several advisers and counsels by resolution of the Board of Directors.	Article 23. (Representative Director and Directors in Management Position) 1. The Board of Directors shall appoint the President and Representative Director by its resolution. 2. The Board of Directors may, by its resolution, select each one of the chairman of the Board of Directors and the President and Director, as well as several of the Vice Presidents and Director, Managing Directors and Senior Managing Directors. (Deleted) (Deleted)
Article 18. (Board of Directors)	Article 24. (Person Entitled to Convene Meetings of the Board of Directors and Chairperson)
1. The Board of Directors shall determine important corporate matters in addition to matters as defined in laws and regulations or the Articles of Incorporation.	(Deleted)
2. Unless otherwise provided in laws and regulations, meetings of the Board of Directors shall be convened by the President and Director who will then serve as a chairperson. When there is a vacancy in the position of the President and Director or the President and Director is in accident, other Director shall serve as a chairperson pursuant to orders as defined by a meeting of the Board of Directors in advance.	1. Unless otherwise provided in laws and regulations, meetings of the Board of Directors shall be convened by the President and Director who will then serve as a chairperson.
(Newly established)	2. When the President and Director is in accident, other Director shall serve as a chairperson pursuant to orders as defined by a meeting of the Board of Directors in advance.
3. Convocation notice of a meeting of the Board of Directors shall be issued to each directors and auditors by three days prior to the day of the meeting. Provided, however,	(Deleted)

Current Articles of Incorporation	Proposed amendments
such period may be shortened in case of emergency. 4. Meeting of the Board of Directors may be held without a convocation process, upon consent of all directors and auditors.	(Deleted)
(Newly established)	Article 25. (Convocation Notice of Meeting of the Board of Directors) 1. Convocation notice of a meeting of the Board of Directors shall be issued to each directors and auditors by three days prior to the day of the meeting. Provided, however, such period may be shortened in case of emergency.
(Newly established)	2. Meeting of the Board of Directors may be held without a convocation process, upon consent of all directors and auditors.
(Newly established)	Article 26. (Omission of Resolution of the Board of Directors) When requirements in Article 370 of the Company Law are met, resolution of the Board of Directors shall be deemed to be made.
(Newly established)	Article 27. (Regulations of the Board of Directors) Matters with respect to the Board of Directors shall be defined in the Regulations of the Board of Directors established by the Board of Directors, as well as relevant laws and regulations or this Articles of Incorporation.
Article 19. (Compensation and Retirement Benefit) Compensation and retirement benefit to be paid to directors shall be determined by a general meeting of shareholders.	Article 28. (Compensation) Compensation, bonus, retirement benefit and other monetary profits as consideration of the execution of duties to be paid to directors by the Company shall be determined by resolution of a general meeting of shareholders.
(Newly established)	Article 29. (Exemption from Liabilities of Director) 1. Pursuant to the provision in Article 426, Paragraph 1 of the Company Law, the Company may limit liabilities of directors as defined in Article 423, Paragraph 1 of the same law (including persons who used to

Current Articles of Incorporation	Proposed amendments
(Newly established)	serve as directors), within the limit of laws and regulations, pursuant to resolution of the Board of Directors. 2. Pursuant to the provision in Article 427, Paragraph 1 of the Company Law, the Company may enter into an agreement with outside auditors which limits their liabilities as defined in Article 423, Paragraph 1 of the same law. Provided, however, the limited amount of liabilities pursuant to the agreement shall be the amount as defined by the laws and regulations.
Chapter 5. Auditors and Board of Auditors	**Chapter 5. Auditors and Board of Auditors**
(Newly established)	Article 30. (Placement of Auditors and the Board of Auditors) The Company shall place Auditors and the Board of Auditors.
Article 20. (Number of Auditors and Election)	Article 31. (Number of Auditors)
1. The number of auditors of the Company shall be within five (5) and be elected by a general meeting of shareholders.	The number of auditors of the Company shall be within five (5).
2. Attendance of one thirds of all shareholders who hold voting rights must be required for a resolution to select auditors.	(Deleted)
	Article 32. (Method of Election)
(Newly established)	1. Auditors shall be elected by resolution of a general meeting of shareholders.
(Newly established)	2. Resolutions to appoint auditors shall be made by a majority vote of more than one thirds of shareholders at present who can exercise their voting rights.
Article 21. (Term of Office)	Article 33. (Term of Office)
1. Term of office of auditors shall expire at the end of an ordinary general meeting of shareholders with respect to the last fiscal year within four years after taking office as auditors.	1. Term of office of auditors shall expire at the end of an ordinary general meeting of shareholders with respect to the last fiscal year ending within four years after being elected as auditors.
2. Term of office of auditor who is elected to fill a vacant position shall be until the end of term of office of a retired auditor.	2. Term of office of auditor who is elected to fill a vacant position of auditor who resigned before the completion of his/her term of office shall be until the end of term of office

Current Articles of Incorporation	Proposed amendments
	of such retired auditors.
Article 22. (Standing Auditors) The Board of Auditors shall, by mutual election, determine standing auditors.	Article 34. (Standing Auditors) The Board of Auditors shall, by its resolution, be select standing auditors.
Article 23. (Board of Auditors)	Article 35. (Convocation Notice of Meeting of the Board of Auditors)
1. The Board of Auditors shall determine matters related to execution of duties of auditors, within the range that does not interfere exercise of authority of auditors, in addition to matters as defined in laws and regulations.	(Deleted)
2. Convocation notice of a meeting of the Board of Auditors shall be issued to each auditor by three days prior to the day of the meeting. Provided, however, such period may be shortened in case of emergency.	1. Convocation notice of a meeting of the Board of Auditors shall be issued to each auditor by three days prior to the day of the meeting. Provided, however, such period may be shortened in case of emergency.
3. Meeting of the Board of Auditors may be held without a convocation process, upon consent of all auditors.	2. Meeting of the Board of Auditors may be held without a convocation process, upon consent of all auditors.
(Newly established)	Article 36. (Regulations of the Board of Auditors) Matters with respect to the Board of Auditors shall be defined in the Regulations of the Board of Auditors established by the Board of Auditors, as well as relevant laws and regulations or the Articles of Incorporation.
Article 24. (Compensation and Retirement Benefit) Compensation and retirement benefit to be paid to auditors shall be determined by a general meeting of shareholders.	Article 37. (Compensation) Compensation, retirement benefit and other monetary profits as consideration of the execution of duties to be paid to auditors by the Company shall be determined by resolution of a general meeting of shareholders.
(Newly established)	Article 38. (Exemption from Liabilities of Auditor) 1. Pursuant to the provision in Article 426, Paragraph 1 of the Company Law, the Company may limit liabilities of auditors as defined in Article 423, Paragraph 1 of the same law (including persons who used to serve as auditors), within the limit of laws

Current Articles of Incorporation	Proposed amendments
	and regulations, pursuant to resolution of the Board of Directors.
(Newly established)	2. Pursuant to the provision in Article 427, Paragraph 1 of the Company Law, the Company may enter into an agreement with outside auditors which limits their liabilities as defined in Article 423, Paragraph 1 of the same law. Provided, however, the limited amount of liabilities pursuant to the agreement shall be the amount as defined by the laws and regulations.
(Newly established)	**Chapter 6. Accounting Auditor**
(Newly established)	Article 39. (Placement of Accounting Auditor) The Company shall appoint an accounting auditor.
(Newly established)	Article 40. (Method of Election) Accounting auditor shall be elected by resolution of a general meeting of shareholders.
(Newly established)	Article 41. (Term of Office) 1. Term of office of accounting auditor shall expire at the end of an ordinary general meeting of shareholders with respect to the last fiscal year ending within one year after being elected as an accounting auditor.
(Newly established)	2. Unless otherwise resolved at the ordinary general meeting of shareholders described above, the accounting auditor shall be deemed to be reelected at the ordinary general meeting of shareholders.
(Newly established)	Article 42. (Compensation) Compensation and other monetary profits as consideration of the execution of duties to be paid to accounting auditor by the Company shall be determined by the Representative Director upon consent of the Board of Auditors.
Chapter 6. Accounting	**Chapter 7. Accounting**
Article 25. (Fiscal Year) The business year of the Company shall be one year from April 1 to March 31 every year, and the	Article 43. (Fiscal Year) The fiscal year of the Company shall be one year from April 1 to March 31 every year.

Current Articles of Incorporation	Proposed amendments
fiscal year shall be at the end of such period.	
Article 26. (Dividend of Profit) Profit shall be paid to shareholders or registered pledgee who are registered or registered on the last shareholders' registry as of the end of the fiscal year every year.	Article 44. (Distribution of the Surplus) Pursuant to resolution of a general meeting of shareholders, the Company shall distribute its surplus to shareholders or registered pledgee on its shares who are registered or registered on the last shareholders' registry as of March 31 every year.
Article 27. (Interim Dividend) Pursuant to resolution of the Board of Directors, the Company may pay interim dividend to its shareholders or registered pledgee who are registered or registered on the last shareholders' registry as of September 30 every year.	Article 45. (Interim Dividend) Pursuant to resolution of the Board of Directors, the Company may distribute its surplus (the "Interim Dividend") as stipulated in Article 454, Paragraph 5 of the Company Law, to its shareholders or registered pledgee who are registered or registered on the last shareholders' registry as of September 30 every year.
Article 28. (Statute of Limitation of Dividend) 1. If distribution of surplus and interim dividend shall not be received within three years after the commencement of payment, the Company shall be exempt from the duty of payment. 2. No interest shall be added to accrued profit dividend and interim dividend.	Article 46. (Statute of Limitation of Distributable Asset) 1. If distributable asset (including the Interim Dividend, same as below) shall not be received after the expiration of full three years after the commencement of payment of such assets, the Company shall be exempt from the duty of payment. 2. In case the distributable asset is in cash, no interest shall be added to accrued portion of the assets.
Chapter 7. Name Transfer Agent for Foreign-Currency Corporate Bonds	(Deleted)
Article 29. (Name Transfer Agent with respect to Foreign-Currency Corporate Bonds) 1. The Company may place a name transfer agent overseas with respect to its foreign-currency corporate bonds that are name bonds or can be changed to name bonds.	(Deleted)
2. Name transfer agent defined in the presiding paragraph and its place of business shall be determined at a meeting of the Board of Directors.	(Deleted)

(Instructions for the Exercise of Voting Rights via the Internet)

1. Matters to be acknowledged in exercising your voting rights via the Internet

If you choose to exercise your voting rights via the Internet, please do so upon acknowledging the following matters:

(1) Voting rights may be exercised online only by using the following website designated by the Company (please refer to the URL below). Please note that you will need the voting code and dedicated voting password as indicated on the enclosed voting rights exercise form if you want to exercise your voting rights on the Internet.

(2) Please note that the voting number and voting password dedicated shall be only effective for the 112th ordinary general meeting of shareholders. The Company will provide new voting number and new voting password for the next meeting.

(3) If the voting right is exercised by way of both voting right exercise form and Internet, the exercise of voting right via the Internet shall be deemed valid.

(4) If the voting right is exercised via the Internet multiple times, the last exercise of voting right shall be deemed valid.

(5) Any connection charges due to Internet service providers and communication charges due to communication carriers incurred as a result of using the voting website shall be paid by the shareholder.

2. Method to vote via the Internet

(1) Please access to http://www.it-soukai.com/ or https://daiko.mizuho-tb.co.jp.
Please note that you are not able to access the above URL from 3:00 a.m. to 5:00 a.m. during the Exercise Period.

(2) Please insert your voting number and voting password and press "log-in" button.
The voting number and voting password is written in the top right corner of enclosed voting right exercise form.

(3) Please exercise your voting right pursuant to the guidance on the screen.

3. Environment for the usage of the voting website

(1)	Personal computers	Windows, Macintosh (PDA, game machine and cellular phone are not corresponding.)
(2)	Browser	Microsoft, Internet Explorer 5.5 or higher versions, Netscape Communicator 4.7 or higher versions
(3)	Internet environment	Environment where internet connection is available
(4)	Screen resolution	1024 x 768 or above is recommended

* Microsoft and Windows are registered trademark or trademark in the U.S. and other countries owned by Microsoft Corporation.
* Macintosh is a trademark of Apple Inc.
* Netscape is a registered trademark in the U.S. and other countries owned by Netscape Communications Corporation.
* Netscape Communicator is also trademark of Netscape Communications Corporation, and, in some countries, registered trademark.

4. Security

In order to prevent exercised information from being changed or stolen, encryption technology (SSL 128bit) is utilized. Please feel safe in exercising your voting right.

Voting number and voting password in the voting right exercise form are important information for certification. Please be careful not to let other persons know such information. The Company does not ask password to its shareholders.

5. Inquiries

(1) Any inquiries with respect to the usage of personal computers for voting website, etc. shall be directed to the following:

Mizuho Trust & Banking Co., Ltd.
Transfer Agent Department
Internet Help Dial
Phone number: 0120-768-524 (toll-free number)
Hours: 9:00 a.m. – 9:00 p.m. (excluding Saturdays, Sundays and National Holidays)

(2) Any inquiries other than the (1) above, such as address change, etc. shall be directed to the following:

Mizuho Trust & Banking Co., Ltd.
Transfer Agent Department
Phone number: 0120-288-324 (toll-free number)
Hours: 9:00 a.m. – 5:00 p.m. (excluding Saturdays, Sundays and National Holidays)

[Reference Material for the 112th Term Ordinary General Meeting of Shareholders]
Dai Nippon Printing Co., Ltd.

Business Report

(From April 1, 2005 to March 31, 2006)

1. Business Outlook

(1) The DNP Group (Business Group) Developments and Results

In this fiscal year, the gradual recovery in the Japanese economy has continued with increases in capital investment due to improvements in corporate profits and a steady personal consumption trend.

However, the printing business continues to operate under severe business conditions as the cost of raw materials has risen due to the steep rise in oil prices and competition has intensified due to a decline in the unit price of the orders.

To proactively develop its business under these conditions, the DNP Group is striving to secure business performance by embracing the cost-reduction goals of the Manufacturing 21 Project and by providing products and services that respond to customer needs.

In terms of net sales, sales of leaflets and pamphlets have expanded steadily, as well as sales of IPS (Information Processing Service), which processes data input, printing and distribution of personal mail services, and IC cards have increased. Sales of optical film for flat-panel displays has also substantially increased, and sales of liquid crystal color filters and photo masks have been steady.

On the other hand, even though the rising prices of packaging film and a decrease in the unit price of the orders had impacted profits, profits increased as a result of growing sales of high-income products and cost-reduction measures.

Consolidated net sales for the DNP Group in this fiscal year reached ¥1,507,500 million (an increase of 5.8% over the previous fiscal year), consolidated operating income was ¥120,600 million (a year-on-year increase of 0.1%), consolidated ordinary income was ¥124,700 million (an increase of 3.5% over the previous fiscal year) and consolidated net income was ¥65,100 million (an increase of 8.8% over the previous fiscal year). As a result, consolidated net sales, consolidated operating income, consolidated ordinary income and consolidated net income achieved the best results in the DNP Group's history.

① Overview of business segments in this fiscal year

[Printing business]

- **Information Communication Division**

  Sluggish performance for book printing resulting from the weakness in the publishing market was offset by an expansion of the magazine business due to an increase in freesheet magazine orders and, as a result, the publishing and printing business made a steady progress.

  The commercial publishing business expanded at a satisfactory pace with increases in leaflets and pamphlets attributable to proactive sales promotion campaigns conducted by corporations.

Business forms performed strongly thanks to growth in products incorporating security features for protecting personal information. The continuous strong performance in IPS and the company's acquisition of substantial market shares in banking IC cash cards business in which DNP makes the best use of its know-how and advanced security technologies such as biometrics were notable.

Net sales for this division was ¥662,400 million (a year-on-year increase of 3.4%) while operating income reached ¥51,000 million (an increase of 3.4% over the previous fiscal year).

- **Lifestyle and Industrial Supplies Division**

The packaging business performed well due to growth in flexible packaging and paper containers and a substantial increase in sales of aseptic bottling systems for PET bottles and preformed molds for PET bottles.

The construction business steadily grew with a growth in eco-friendly decorative sheets such as Safmalle which responds to health and environmental consciousness of the society.

Industrial supplies expanded with the growing demand for the color printer ink ribbons used in personal printers for home use and in self-service printers installed at major retail shops. The optical film substantially grew due to the growth of thin display markets.

As a result, net sales for this division was ¥479,900 million (an increase of 6.7% over the previous fiscal year) and operating income increased by 4.4% to ¥37,500 million as compared to the previous fiscal year.

- **Electronics Division**

This division demonstrated a substantial growth on increasing demand for the liquid crystal filters used in PC monitors and home televisions, as well as contributions by the continuing transition to fifth generation and sixth generation facilities. On the other hand, sales of shadowmasks and projection TV screens decreased due to the impact of inventory adjustments.

Due to increased production at the factory in Italy as well, there was growing demand in Japan and overseas for advanced photomask products, where DNP has obtained a substantial market share. Etching products also performed well as a decrease in lead frames was offset by an increase in hard disk drive components.

As a result, net sales for the division was ¥296,700 million (an increase of 10.1% over the previous fiscal year) and operating income rose by 4.7% to ¥37,800 million as compared to the previous fiscal year.

[Beverages business]

- **Beverages Division**

Growth in carbonated drinks and coffee businesses, which were core businesses, was sluggish due to unseasonable weather. However, strong sales promotions resulted in growth in new products such as green tea drinks (*Hajime*) and sports drinks (*Aquarius, Active Diet*). Consequently, the division took steps to improve earnings by restructuring its business structures and unifying its production to the Hokkaido factory in accordance with the medium-term business plan, "Rebirth 2006".

Net sales increased by 4.7% to ¥76,400 million as compared to the previous fiscal year while operating income decreased by 82.1% over the previous fiscal year to ¥200 million.

② Basic management policy

In terms of a vision for the 21st century, the DNP Group's management ideal is to contribute to an intellectually stimulated and creative society of the 21st century society.

Creative society refers to the creation of new values based on stimulation on an individual basis and a further enhancement by each other through overall collaboration. We believe that, in such a creative society, people who hold diverse values mutually stimulate each other and create new value.

Aiming to implement this management philosophy, the DNP Group has fused its Printing Technology, where the company has built up expertise over many years, with its Information Technology, where the company started to develop experiences in the early 1970s, to establish a business strategy of offering tailor-made solutions to its customers. We combined the letters P (for Printing) and I (for Information) to name this concept, "P&I Solution DNP".

As a creative corporation suited to the 21st century, we are continuing to transform corporate culture in order to win a high degree of confidence from stakeholders including our shareholders and customers, consumers and employees.

We consider Corporate Social Responsibility an important issue in business and not only we comply with laws and societal ethics, but also we strive for integrity in our corporate activities by protecting global environment, respecting human rights and maintaining harmonious relationship with the society. Our annual reports provide the year to year updates on our engagement with environmental issues. In addition to such annual reports, in August last year, we also published the DNP Group CSR Report 2005 which includes a wide-ranging discussion of the economic and social aspects.

③ Environment protection activities

The DNP Group is developing activities to protect the environment and to prevent global warming by implementing the Eco Report System, a proprietary environmental management system, to contribute to building a sustainable and recycling-oriented society.

In this fiscal year, the DNP Group has steadily worked towards its environmental targets by implementing energy-saving measures, reducing industrial waste and harmful substances as well as developing products based on a consideration for their environmental impact from the product design stage through disposal. With respect to lowering emissions of volatile organic compounds, we have succeeded in large-scale reductions of atmospheric emissions by introducing control measures that include substances not specified in the PRTR law (Pollutant Release and Transfer Register Law).

Please refer to the DNP Group's CSR Report 2005 for details.

④ Corporate cultural activities

We have continued to sponsor original exhibitions and a variety of events at the Ginza Graphic Gallery (ggg) in Tokyo, at the DNP Duo Dojima gallery (ddd) at Dojima in Osaka, and at the Contemporary Center for Graphic Arts (CCGA) at Sukagawa in Fukuoka Prefecture. The aim being to make more people familiar with graphic design, we have sponsored monthly exhibitions since 1986 when the ggg opened for a total of 238 exhibitions so far.

In this fiscal year, we introduced many graphic design works from Japan and overseas including works by up and coming artists. Among these, the Sato Masahiko Laboratory exhibition which featured advanced communication studies at Keio University and the

Cyan exhibition by an avant-garde design team from Berlin were well received.

In February this year, we sponsored an exhibition of Japanese posters from the DNP collection at the State Museum of Applied Arts and Design in Munich, Germany, to showcase Japan's excellence in graphic design. Through the cooperation of state and public museums in four European countries the exhibition will be on tour until the end of 2007.

(2) Overview of capital expenditures and fund raising

In this fiscal year, capital investment has focused on core investments in strategic business areas as well as automation and labor saving investments in existing business areas. Total capital expenditures reached ¥136,000 million on an asset capitalization basis.

The main capital investments were the addition of fifth generation manufacturing facilities for liquid crystal color filters at the Mihara factory in Hiroshima and reinforcement of sixth generation production systems by establishing a new factory at Kurosaki in Kita Kyushu. In addition, we installed a precision clean coater for optical film at the Okayama factory.

Financing for these investments was covered by DNP resources.

(3) Issues to be worked on

The future outlook for individual consumption, the world economy, the price of crude oil and other aspects are uncertain and we must remain vigilant.

The printing industry is also expected to face a difficult management environment, with concerns over increasingly fierce competition and rises in the price of raw materials.

In this environment, the DNP Group intends to accelerate realization of P&I Solutions and achieve stable mid-term growth based on our Vision for the 21st Century.

First, we will realize P&I Solutions to resolve client problems by integrating our diverse expertise and harnessing the DNP Group's comprehensive capabilities.

To date DNP has pursued expertise in the ability to process and convert information as well as express this in elaborate ways. We have undertaken wide-ranging initiatives to develop business in diverse media, including the Internet and mobile phones. DNP has developed and provided a broad range of products and services to meet increasingly diversified consumer values and other market changes.

Developing personalized printing from an early stage, IPS, a service that not only issues statements but also delivers selected information of interest to individual consumers, enjoys a good reputation among clients as an effective marketing tool.

In other areas, DNP provides packaging based on universal design that is both environmentally and user friendly, for example by developing a sterile filling system for plastic bottles and functional packaging for easier use and preservation of food and other goods.

In construction materials, DNP is working to develop products that are stylish yet environmentally friendly, based on the concept of creating healthy and comfortable living spaces.

To continue evolving in these different areas, the DNP Group will harness our comprehensive capabilities while simultaneously collaborating with clients to propose effective marketing strategies and develop unique products and services.

To achieve this vision, nine business divisions and 19 Group companies that had been spread throughout Osaka and Kyoto were moved to new offices in Osaka last September to accompany the opening of "infopark Osaka," a comprehensive space for conducting our business.

This move enables the Company to derive closer coordination among the Kansai sales, planning

and development divisions as well as to enhance DNP's ability to publicize information about our wide-ranging business activities and latest solution technologies.

Now, in the Tokyo region preparations are underway to concentrate the sales, planning, production, research and other divisions related to P&I Solutions into one integrated base that can identify issues from the clients' perspective and provide relevant solutions. In addition, we intend to solidify the P&I Solutions' business base in part by establishing a production system optimizing personalized services based on a completely new manufacturing concept.

Reforms of existing businesses are continually undertaken from the perspectives of growth and profitability. Last October, organizations in the three regions of Chugoku, Shikoku and Kyushu were realigned and DNP Nishi Nippon Co., Ltd. was inaugurated to manage these regions and further enhance the regional ties of the manufacturing and sales organizations. This follows reorganization of the Hokkaido and Tohoku regions one year ago, strengthening our competitive ability to effectively provide products and services based on particular regional characteristics and client needs.

DNP will concentrate investment of management resources in strategic fields in which future growth is anticipated, such as electronics and industrial materials, to increase production capabilities and develop new products and technologies to strategically meet market needs. We have already undertaken large-scale investments, including construction of a new factory to produce increasingly large color filters for LCD displays, and are planning to reinforce our production organizations for the 6th and 8th generations. We are also planning to introduce original inkjet technology into production facilities to dramatically improve production efficiency. In addition, a new factory to produce optical film for flat-screen displays will be built in Mihara, Hiroshima prefecture to meet increasing demand.

Next, DNP is working to create newly added value by continuously developing highly functional products and services in new business areas. Original, cutting-edge technologies and products are under development in a variety of fields, including energy, biotechnology, IC tags, and fields related to information security, such as biometric technology for IC cards, systems related to content processing and distribution for the Internet, mobile phones and data transmission services.

To achieve rapid expansion of new businesses as well as further innovation in existing businesses, DNP must not rely solely on our own technologies, but must also create mutual alliances with other companies that have particular strengths. This March DNP and Konica Minolta Holdings Inc. reached a basic agreement on the transfer of its ID imaging business and domestic sales business for photo related products.

We will continue to actively seek out such alliances and M&A with other companies in Japan and abroad.

DNP strives to ensure a strong manufacturing organization that achieves and maintains continual cost reductions. Four years have passed since the start of our "Manufacturing 21 Project" in 2002 and we are seeing steady gains in the strengthening of our organization.

DNP will continue with its efforts to achieve improvements in product quality and strengthen its cost competitiveness through sharing and further progressing with respect to objective-oriented mindset of these activities, enhancements in basic technologies, integrated production and systematic maintenance activities.

While implementing the above policy to achieve steady growth, DNP intends to sincerely conduct company affairs by further developing corporate governance, establishing and administering appropriate internal controls and actively undertaking CSR activities.

We hope that we can count on the continued understanding and support of all our shareholders.

(4) DNP Group and DNP"s Business Performance and Assets

① DNP Group's business performance and assets

Classification	109th term (4/2002 ~ 3/2003) (millions except for Earnings per share and Net assets per share)	110th term (4/2003 ~ 3/2004) (millions except for Earnings per share and Net assets per share)	111th term (4/2004 ~ 3/2005) (millions except for Earnings per share and Net assets per share)	112th term (this fiscal year) (4/2005 ~ 3/2006) (millions except for Earnings per share and Net assets per share)
Net sales	¥1,309,002	¥1,354,101	¥1,424,942	¥1,507,505
Ordinary income	¥88,177	¥97,276	¥120,485	¥124,715
Net income	¥28,774	¥52,971	¥59, 936	¥65,187
Earnings per share	¥37.79	¥71.48	¥82.56	¥91.22
Total assets	¥1,450,027	¥1,513,734	¥1,600,129	¥1,662,377
Net assets	¥942,083	¥978,736	¥1,007,943	¥1,063,308
Net assets per share	¥1,270.80	¥1,348.40	¥1,409.18	¥1,507.89

(Notes) 1. Earnings per share and net assets per share were calculated using the Accounting Standard for Earnings Per Share (Accounting Standards Board of Japan (ASBJ) Statement No.2) and its Implementation Guidance (ASBJ Guidance No.4), Guidance on Accounting Standard for Earnings Per Share.

2. The marked decline in net income compared to ordinary income for FY2002 is largely a result of loss on devaluation of investment securities.

3. Consolidated figures were created from FY2004, based on Article 19.2 of the law on special exceptions to the commercial code concerning audit, etc, of Kabushiki-Kaisha.

② DNP's business performance and assets

Classification	109th term (4/2002 ~ 3/2003) (millions except for Earnings per share and Net assets per share)	110th term (4/2003 ~ 3/2004) (millions except for Earnings per share and Net assets per share)	111th term (4/2004 ~ 3/2005) (millions except for Earnings per share and Net assets per share)	112th term (this fiscal year) (4/2005 ~ 3/2006) (millions except for Earnings per share and Net assets per share)
Net sales	¥1,106,346	¥1,121,767	¥1,156,219	¥1,183,731
Ordinary income	¥45,372	¥48,332	¥59,790	¥66,319
Net income	¥4,589	¥22,972	¥28,972	¥38,921
Earnings per share	¥5.82	¥30.82	¥39.70	¥54.27
Total assets	¥1,235,530	¥1,301,927	¥1,392,282	¥1,423,240
Net assets	¥852,782	¥860,961	¥858,868	¥883,464
Net assets per share	¥1,149.27	¥1,184.99	¥1,199.56	¥1,251.58

(Notes) 1. Earnings per share were calculated based on the number of shares after deducting treasury stock (yearly average) from outstanding shares (yearly average).
Net assets per share were calculated based on outstanding shares (year-end, after deducting treasury stock).

2. Earnings per share and net assets per share were calculated using the Accounting Standard for Earnings Per Share (Accounting Standards Board of Japan (ASBJ) Statement No.2) and its Implementation Guidance (ASBJ Guidance No.4), Guidance on Accounting Standard for Earnings Per Share.

3. The marked decline in net income compared to ordinary income for FY2002 is largely a result of a loss on devaluation of investment securities.

2. Company Profile (as of March 31, 2006)

(1) Principal businesses of DNP Group (as of March 31, 2006)

[Printing business]

- **Information Communication Division**

  Books such as independent books, dictionaries and corporate histories, weekly, monthly and quarterly magazines, PR magazines, textbooks and e-publishing such as CD-ROMs and DVDs

  Catalogs, fliers, pamphlets, calendars, posters, annual reports and POPs

  Certificates, stock certificates, checks, gift certificates, airline tickets, passbooks, business forms, IPSs (information processing services), cards such as cash cards, credit cards, pre-paid cards and IC cards and IC tags

  Planning and management of events, planning, designing and construction of stores, exhibition etc., planning and proposals such as product plans, sales promotion plans, CI plans and PR plans, planning and production of multimedia software, outsourcing businesses such as operation of customer centers, database businesses, network businesses, satellite broadcasting businesses and others

- **Lifestyle and Industrial Supplies Division**

  Packaging materials for foods, beverages, confectionery, daily necessaries, medical supplies etc., cups, plastic bottles, laminated tubes, plastic molded containers and packaging-related systems

  Interior and exterior materials for houses, stores, offices, automobiles, home appliance, furniture etc., stereoscopic print products, metallic veneers and transcript products

  Color printer ribbons, facsimile and barcode printer ribbons, high-performance optical films for display, electromagnetic wave shielding films for plasma display and others

- **Electronics Division**

  Shadow masks, color filters for liquid crystal display, screens for projection TVs, substrates for plasma display, photomasks, lead frames, LSI designing, super-thin, minute wiring substrates for semiconductor package, suspensions for hard discs and others

[Beverage business]

- **Beverages Division**

  Carbonated drinks, coffee drinks, tea drinks, fruit juice drinks, functional drinks and others

(2) Principal places of business and plants

[Domestic]	
Headquarters	1-1, Ichigaya Kagacho 1 chome, Shinjuku-ku, Tokyo
Principal sales offices DNP	Ichigaya Office (Shinjuku-ku, Tokyo), Shouin Dept. (Shinjuku-ku, Tokyo), Business Form Dept. (Shinjuku-ku, Tokyo), IPS Dept. (Shinjuku-ku, Tokyo), C&I Dept. (Shinjuku-ku, Tokyo), International Operation Dept. (Shinjuku-ku, Tokyo), Packaging Dept. (Shinjuku-ku, Tokyo), Packaging General Development Center (Shinjuku-ku, Tokyo), Information Media Supplies Dept. (Shinjuku-ku, Tokyo), Industrial Material Dept. (Shinjuku-ku, Tokyo), Building Material Dept. (Miyoshi-machi, Isuma-gun, Saitama), Display Product Dept. (Shinjuku-ku, Tokyo), Electronic Device Dept. (Shinjuku-ku, Tokyo), Information Communication Kansai Dept. (Osaka City), Kansai Packaging Dept. (Osaka City), Chubu Dept. (Nagoya City)
Principal subsidiaries and others	DNP Hokkaido Co., Ltd. (Sapporo City), DNP Tohoku Co., Ltd. (Sendai City), DNP Nishi Nippon Co., Ltd., (Fukuoka City), Hokkaido Coca-Cola Bottling Co., Ltd. (Sapporo City), The Inctec Inc. (Chiyoda-ku, Tokyo), D.N.K Co., Ltd. (Kita-ku, Tokyo), DNP Logistics Co., Ltd. (Kita-ku, Tokyo), DNP Trading Co., Ltd. (Chiyoda-ku, Tokyo)
Principal places of production DNP	Ichigaya Plant (Shinjuku-ku, Tokyo), Enokicho Plant (Shinjuku-ku, Tokyo), Akabane Plant(Kita-ku, Tokyo), Oji Plant (Kita-ku, Tokyo), Tsuruse Plant (Miyoshi-machi, Iruma-gun, Saitama), Kuki Plant (Kuki City), Warabi Plant (Warabi City)
Principal subsidiaries and others	DNP Offset Co., Ltd. (Shiraoka-machi, Minami-Saitama-gun, Saitama), DNP Graphica Co., Ltd. (Nishikata-machi, Kamitsuga-gun, Tochigi), DNP Data Techno Co., Ltd. (Ushiku City)、DNP Technopack Co., Ltd. (Izumizaki-mura, Nishi-Shirakawa-gun, Fukushima), DNP Technopack Yokohama Co., Ltd. (Yokohama City), DNP I.M.S. (Okayama city), DNP Kenzai Co., Ltd. (Miyoshi-machi, Iruma-gun, Saitama), DNP Precision Device Co., Ltd. (Mihara City / Otone-machi, Kita-Saitama-gun, Saitama), Advanced Colortech, Inc. (Kita-kyushu City), DNP Fine Electronics Co., Ltd. (Fujimino City), DNP Media Create Kansai Co., Ltd. (Ono City / Neyagawa City), Technopack Kansai Co., Ltd. (Kyoto City / Kyotanabe City), DNP Data Techno Kansai Co., Ltd. (Nishi-cho, Shiki-gun, Nara), DNP Tokai Co., Ltd. (Nagoya City), DNP Nishi Nippon Co., Ltd. (Fukuoka City), DNP Shikoku Co., Ltd. (Tokushima City), DNP Hokkaido Co., Ltd. (Sapporo City), DNP Tohoku Co., Ltd. (Sendai City), DNP Advanced Industrial Supplies Co., Ltd. (Okayama City)
Research institutes	Research & Development Center (Kashiwa City)、Production General Research Institute (Kita-ku, Tokyo / Tsukuba City), Property Analysis Laboratory (Kashiwa City), Material Development Laboratory (Kashiwa City), Information Communication Research & Development Center (Shinjuku-ku, Tokyo), Packaging Laboratory (Kita-ku, Tokyo), Building Material Laboratory (Miyoshi-machi, Iruma-gun, Saitama), Information Media Supplies Laboratory (Sayama City), Industrial Material Laboratory (Kashiwa City), Display Components Laboratory (Otone-machi, Kita-Saitama-gun, Saitama), Electronic Devices Laboratory (Fujimino City)

[Overseas]	
Principal sales offices	Seoul (Korea), Taipei (Taiwan), Singapore, Jakarta (indonesia), Sydney (Australia), New York, Concord, N.C., San Francisco, Silicon Valley, Los Angeles, Chula Vista, San Marcos (U.S.A.), Dusseldorf (Germany), London (U.K.), Dinan (France) and Agrate (Italy)
Principal places of production	Singapore, Johor (Malaysia), Jakarta (Indonesia), Concord, N.C., Chula Vista (U.S.A.), Karlslunde (Denmark) and Agrate (Italy)

(3) Status of Shares of the Company

① Total number of shares to be issued by the Company: 1,490,000,000 shares

(Note) The "total number of shares to be issued by the Company" which is set out in the Articles of Incorporation is 1,500,000,000 shares. However, the total number of shares to be issued by the Company was reduced by 10,000,000 shares because the Company cancelled treasury stocks based on the provision of Article 212 of the Commercial Code during the term under review.

② Total number of outstanding shares: 740,480,693 shares

(Note) The total number of outstanding shares was reduced by 10,000,000 shares because the Company cancelled treasury stocks based on the provision of Article 212 of the Commercial Code during the term under review.

③ Number of shareholders: 30,655

④ Major shareholders

Name of Shareholders	Status of investment in the Company		Status of the Company's investment in major shareholders	
	Number of shares held (unit: thousand shares)	Equity share (%)	Number of shares held (unit: thousand shares)	Equity share (%)
Master Trust Bank of Japan, Ltd. (trust account)	46,513	6.28	-	-
Dai-ichi Mutual Life Insurance Co.	34,646	4.68	-	-
Japan Trustee Services Bank, Ltd. (trust account)	29,380	3.97	-	-
State Street bank and Trust Co.	20,483	2.77	-	-
UBS AG London IPB Client Account	18,100	2.44	-	-
Mizuho Corporate Bank. Ltd.	15,242	2.06	-	-
Nippon Life Insurance Co.	14,349	1.94	-	-
Mizuho Bank, Ltd.	12,471	1.68	-	-
Nuts Cumco	11,863	1.60	-	-
Employees' Shareholding Association	10,160	1.37	-	-

(Note 1) The Company held 21,967 common shares (equity share: 0.18%) of Mizuho Financial Group, Inc. which is the holding company of Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd. as of March 31, 2006.

(Note 2) Other than what is stated in the above table, the Company holds 34,817,072 treasury stocks. The name of the holder of the treasury stocks which is shown in the shareholders list is the name of the Company, but the treasury stocks include 1,000 shares which are not held in substance.

(4) Status of the Repurchase of the Company's shares, Disposal, and Holding of the Treasury Stocks of the Company

① Repurchased shares

Common stock: 10,119,074 shares

Total amount of acquisition price: ¥20,710,557,000

② Disposed shares

Common stock: 10,299 shares

Total amount of disposal price: ¥15,912,000

The foregoing indicates transfer due to requests for the purchase of shares, the number of which is less than one stock trade unit.

③ Shares for which a procedure for cancellation was carried out

Common stock: 10,000,000 shares

④ Shares held as of the end of the fiscal year

Common shares: 34,816,072 shares

⑤ Shares repurchased based on a resolution of the Board of Directors, the authority of which was delegated based on the Articles of Incorporation after the close of the ordinary general meeting of shareholders for the 111th term

Common stock: 10,000,000 shares

Total price with respect to repurchases: ¥20,485,091,000

Reason for the necessity of repurchase: To implement a capital policy responsive to changes in the management environment

(5) Status of Employees of the DNP Group and the Company

① Number of employees of the DNP Group

Name of business segment	Number of employees
Information communication segment	17,428
Living and industry segment	11,345
Electronics segment	4,427
Soft drink segment	1,308
Whole company (common)	1,088
Total	35,596

② Number of employees of the Company

Number of employees	Increase/decrease from the end of previous term	Average age	Average tenure
8,597	Decrease by 416 persons	36.5 years old	14.0 years

(6) Status of Important Corporate Integration

① Status of major subsidiaries

Company name	Capital stock (million)	Ratio of the Company's voting rights (%)	Major business
Hokkaido Coca-Cola Bottling Co., Ltd.	¥2,935	*56.97 (3.76)	Production and sale of soft drink
The Inctec Inc.	¥2,000	83.31	Production and sale of ink, varnish, pigment and dye, etc.
DNP Logistics Co., Ltd.	¥626	100.00	Packing, shipping, cargo transportation and warehouse business
DNP Trading Co., Ltd.	¥100	94.33	Sale of products, such as paper

* The figure in parenthesis of the column showing the ratio of the Company's voting rights of subsidiary indicates the ratio of voting rights which are indirectly held.

② History of corporate integration

DNP Nishi-Nippon Co., Ltd. was established through the integration of the marketing segments in Chugoku, Shikoku and Kyushu and the manufacturing companies in the Kyushu region in October 2005.

③ Results of corporate integration

There are 82 consolidated subsidiaries including the above four important subsidiaries. For the term under review, consolidated sales stood at ¥1,507.5 billion (up 5.8% from the previous term) and consolidated net profit amounted to 65.1 billion yen (up 8.8%).

④ Status of technological alliances

Major alliance partners for the introduction of technologies are Kri-Clock Co. (U.S.A.) and KMK Ritsence Co. (Mauritius) for packing materials, Koninklijke Philips Electronics N.V. (Netherlands) for discs used for CDs and ARM Co. (U. K.) for the area of semiconductor design.

Major other party for the provision of technologies is Shin-tech Phtolonic Co. (Taiwan).

(7) Status of Major Lenders

There are no applicable lenders.

(8) Name, title and responsibilities in DNP or Main Occupation of Directors and Auditors

Name	Position and responsibilities in DNP or other organization
Yoshitoshi Kitajima	President
Koichi Takanami	Senior Managing Director (in charge of Display Components

	Operations, Electronic Devices Operations, Advanced Industrial Supplies Operations, Information Media Supplies Operations, Research & Development Center, Technology Development Center, Media Technology Research Center, Intellectual Property Div., Advanced Technology & Business Development Div. and Nanoscience Research Center
Satoshi Saruwatari	Senior Managing Director (in charge of Employee Relations Dept., Recruiting Dept. and CSR Office)
Masayoshi Yamada	Senior Managing Director (General Manager of Finance & Accounting Division and in charge of Auditing Dept.)
Mitsuhiko Hakii	Senior Managing Director (in charge of Personnel Dept. and Education & Training Dept.)
Osamu Tsuchida	Senior Managing Director (in charge of Kansai Packaging Operations and Information Communication Kansai Operations)
Teruomi Yoshino	Senior Managing Director (in charge of International Operations and GMM Div.)
Kosaku Mori	Senior Managing Director (in charge of Decorative Material Operations, Chubu Operations and Integrated Planning & Marketing Div.)
Yoshinari Kitajima	Senior Managing Director (in charge of Ichigaya Publication Printing Operations)
Noriaki Nakamura	Managing Director (in charge of Purchasing Div.)
Hiromitsu Ikeda	Managing Director (General Manager of Business Form & Securities Printing Operations and in charge of CBS Center, IPS Operations, Integrated Planning & Marketing Div., Creative Machinery & System Sales Div. and RF-ID Business Center)
Kenzo Isumi	Managing Director (in charge of Advanced Industrial Supplies Operations)
Toshio Kawada	Managing Director (General Manager of Commercial Printing Operations and in charge of Integrated Planning & Marketing Div., IPS Operations and Enokicho Sales Dept.)
Kazumasa Hiroki	Managing Director (in charge of Packaging Operations and Integrated Packaging Development Center)
Yujiro Kuroda	Managing Director (in charge of Corporate Planning & Control Dept., Affiliated Companies Dept., Information Systems Div. and Information Promotion Dept.)
Tatsuya Nishimura	Managing Director (General Manager of Ichigaya Publication Printing Operations and in charge of Tohoku District)
Itsuo Totsuka	Managing Director (General Manager of Technical & Engineering Div. and Technology Development Center and in charge of Environment & Product Liability Dept. and Nanoscience Research Center)
Masahiko Wada	Managing Director (in charge of Display Components Operations)
Tetsuji Morino	Managing Director (in charge of Strategic Business Planning Dept.)
Takashi Toida	Managing Director (General Manager of Research & Development Center and in charge of Media Technology Research Center, Intellectual Property Div. and Advanced Technology & Business Development Div.)
Shigeru Kashiwabara	Managing Director (General Manager of Information Media Supplies Operations)
Kunikazu Akishige	Managing Director (in charge of C&I Operations, ICC and Press & Public Relations Office and General Manager of Center for Contemporary Graphic Art)

Kenji Noguchi	Director (in charge of Legal Affairs Dept., Corporate Admin.Dept. and Environment & Product Liability Dept.)
Yoshiaki Nagano	Director (Electronics Devices Operations Manager)
Motoharu Kitajima	Director (General Manager of C&I Operations and in charge of ICC)
Tadao Tsukada	Director (Professor, School of Science and Technology, Meiji University)
Jitsuo Okauchi	Standing Statutory Auditor (full-time)
Minoru Yoneda	Standing Statutory Auditor (full-time)
Shizen Sasaki	Standing Statutory Auditor (full-time)
Yasuchika Negoro	Statutory Auditor (Lawyer)
Kuniaki Nomura	Statutory Auditor (Lawyer)

(Notes) 1. Directors and Auditor who were newly appointed in this fiscal year
Yoshiaki Nagano, Director
Motoharu Kitajima, Director
Kuniaki Nomura, Auditor
(Selected in the 111th Ordinary General Meeting of Shareholders held on June 29, 2005)

2. Directors who resigned in this fiscal year

Ryozo Kitami, Senior Managing Director
Kenichi Nakamura, Senior Managing Director
Taira Takahashi, Senior Managing Director
Masakazu Sato, Managing Director
Kuniaki Kamei, Managing Director
Hidenori Nokubo, Director
Tadashi Okubo, Director
Yoshiyuki Nakagawa, Director
Yukio Tsugano, Director
Junjiro Inoue, Director
Tatsuo Komaki, Director
(The term expired on June 29, 2005)

Mr. Tadao Tsukada, Director is Outside Director prescribed in 7-2, Paragraph 2, Article 188 of the Commercial Code.

Mr. Shizen Sasaki, Auditor, Mr. Yasuchika Negoro, Auditor and Mr. Kuniaki Nomura, Auditor are Outside Auditors prescribed in Paragraph 1, Article 18 of the Act on Special Provisions of the Commercial Code concerning Audits of Business Corporation.

(9) Remunerations to Accounting Auditor

① Total amount of remunerations to be paid to Accounting Auditor by DNP and its subsidiaries: 111 million yen

② In the total amount shown in the above, total amount of remunerations to be paid to Accounting Auditor by DNP and its subsidiaries in consideration of the operations (audit certificate operation) prescribed in Paragraph 1, Article 2 of the Certified Public Accountant Law (Law No. 103, 1948): ¥111 million

③ In the total amount shown in the above 2, the amount of remuneration to be paid to Accounting Auditor by DNP: ¥ 56 million

(Note) In the Audit Agreement made and entered by and between DNP and the Accounting Auditor, no distinction is made between the amount of remuneration of the audit based on the law

on special exceptions to the commercial code concerning audit, etc, of Kabushiki-Kaisha and the amount of remuneration of the audit based on the Securities Exchange Act. It is also impossible to make a practical distinction between them. Therefore, the total of these amounts is shown in 3, above.

3. Important facts concerning the conditions of the DNP Group occurred after the financial settlement

There is no pertinent fact.

* NOTE: For the Company's financial information relating to the fiscal year ended March 31, 2006, please refer to financial information as included in the fourth quarter financial results for the twelve months ended March 31, 2006, as filed with the Tokyo Stock Exchange (attached as Document #3 of Exhibit A to the Rule 12g3-2(b) exemption application letter of DNP).

END

10

(The following is an unofficial English translation of the Resolutions of the 112th Ordinary General Meeting of Shareholders of Dai Nippon Printing Co., Ltd. (the "Company"). The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

June 29, 2006

To Our Shareholders

Yoshitoshi Kitajima
Chairman of the Board,
President and CEO
Dai Nippon Printing Co., Ltd.
1-1-1, Ichigaya-Kagacho,
Shinjuku-ku, Tokyo

NOTICE OF RESOLUTIONS ADOPTED AT THE 112TH TERM ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that that the reports and resolutions have been made at the 112th ordinary general meeting of shareholders of Dai Nippon Printing Co., Ltd. (the "Company") as set forth below.

Matters reported:

Item No.1: Matters concerning the business report, consolidated balance sheet, consolidated earnings statement, the results of audit of the Company's consolidated financial statements by an independent auditor and the Board of Auditors for the 112th Fiscal Year (from April 1, 2005 to March 31, 2006)

Item No.2: Matters concerning the nonconsolidated balance sheet, nonconsolidated earnings statement for the 112th Fiscal Year (from April 1, 2005 to March 31, 2006), and the report with respect to the Company's purchase of its treasury shares by the resolution of the Board of Directors that has been authorized to do so in the Articles of Incorporation

Matters resolved:

Agenda Item No. 1: Distribution of the profit

The shareholders resolved to approve the agenda, as originally proposed, and it was determined that year-end dividend payout shall be ¥14 per share of the common stock of the Company (¥26 for the annual dividend per share, by adding ¥12 interim dividend to ¥14 year-end dividend).

Agenda Item No. 2: Partial amendments to the Articles of Incorporation

The shareholders resolved to approve the agenda, as originally proposed.

END

Dividend Payment

Pursuant to the resolutions of the 112th Ordinary General Meeting of Shareholders, the Company will pay ¥14 per share as a year-end dividend. Please receive the dividend at a post office near you by utilizing enclosed "postal transfer payment notice" (*yubin furikae shiharai tsuuchisho*) within the term of payment as described in the notice.

By utilizing the "postal transfer payment notice," you can also deposit the dividend into your bank deposit account, postal transfer account or postal savings account. For shareholders who designated the Company to transfer the dividend to your bank deposit account or postal savings account, the Company has completed the transfer process at your designated account. Please confirm the enclosed "dividend statement" (*haitou keisansho*) and "confirmation of account for dividend payment" (*haitou furikomisaki no gokakunin nitsuite*).

Details of amendments to the Articles of Incorporation are as follows:

(Amendments as underlined)

Current Articles of Incorporation	Proposed amendments
Chapter 1. General Rules	**Chapter 1. General Rules**
Article 1. (Trademark) The company is called Dai Nippon Printing Kabushiki Kaisha (the "Company") and its English name shall be DAI NIPPON PRINTING CO., LTD.	Article 1. (Trademark) The company is called Dai Nippon Printing Kabushiki Kaisha (the "Company") and its English name shall be Dai Nippon Printing Co., Ltd.
Article 2. (Purpose) The purpose of the Company is to conduct the following businesses:	Article 2. (Purpose) The purpose of the Company is to conduct the following businesses:
1. ~ 3.	(1) ~ (3)
4. Production and sale of electric equipment	(4) Design, production and sale of electronic parts, electronic device, and electric equipment
5. ~ 9. (Omitted)	(5) ~ (9) (Same as the current provision)
(Newly established)	(10) Development, sale and lease of software
(Newly established)	(11) Information processing service by electric computer
(Newly established)	(12) Information providing service via the Internet, etc.
10. (Omitted)	(13) (Same as the current provision)
11. Acquisition, lease, transfer and technical guidance of intangible property rights, such as industrial property rights, literature, science, art, industrial art, music, image and sound, and all other businesses related to the foregoing	(14) Acquisition, lease, transfer and technical guidance of intellectual property rights, such as industrial property rights, literature, science, art, industrial art, music, image and sound, and all other businesses related to the foregoing
12. ~ 13. (Omitted)	(15) ~ (16) (Same as the current provision)
(Newly established)	(17) Publishing
(Newly established)	(18) Advertising agency service and other advertising business
14. ~ 21. (Omitted)	(19) ~ (26) (Same as the current provision)

Current Articles of Incorporation	Proposed amendments
(Newly established) 22. ~ 28. (Omitted) 29. Consulting, education and seminar on personal information protection and corporate risk management	(27) Repair of machinery (28) ~ (34) (Same as the current provision) (35) Consulting, education and seminar on personal information protection, various types of business and corporate risk management
30. ~ 33. (Omitted) Article 3. (Address of Head Office) (Omitted) Article 4. (Method of Publication) The Company shall make a public announcement on Nihon Keizai Shimbun. **Chapter 2. Shares** Article 5. (Total Number of Shares to be Issued) The total number of shares to be issued by the Company shall be 1.5 billion shares. However, when shares of the Company are cancelled, the number of shares corresponding to such cancellation shall be deducted. (Newly established) Article 6. (Repurchase of Treasury Shares) The Company may repurchase its treasury shares by resolution of the Board of Directors pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code. Article 7. (The number of shares for one unit and non-issuance of share certificate for fractural shares constituting less than one unit) 1. The number of shares for one unit shall be 1,000 shares. 2. The Company shall not issue share certificate for shares constituting less than one unit (the "Fractural Shares"). Provided, however, if different provision is defined in the Share Handling Regulations,	(36) ~ (39) (Same as the current provision) Article 3. (Address of Head Office) (Same as the current provision) Article 4. (Method of Publication) The Company shall make a public announcement electronically. However, in case the Company is not able to make an electronic announcement for reasons beyond its control, the Company shall make a public announcement on Nihon Keizai Shimbun. **Chapter 2. Shares** Article 5. (Total Number of Issuable Shares) Issuable shares of the Company shall be 1.49 billion shares. Article 6. (Issuance of shares certificate) The Company shall issue share certificates with respect to its shares. Article 7. (Repurchase of the Company's Shares) The Company may repurchase its shares through market transaction as defined in Article 165, Paragraph 1 of the Company Law by resolution of the Board of Directors pursuant to Article 165, Paragraph 2 of the same law. Article 8. (The number of shares for one unit and non-issuance of share certificate for fractural shares constituting less than one unit) 1. The number shares for one unit shall be 1,000 shares. 2. Notwithstanding the provision in Article 6, the Company shall not issue share certificate for fractural shares. Provided, however, if different provision is defined in the Share Handling Regulations, the foregoing does

Current Articles of Incorporation	Proposed amendments
the foregoing does not apply.	not apply.
(Newly established)	Article 9. (Rights with respect to the Fractural Shares) Shareholders of the Company (including substantial shareholders, same as below) may not be able to exercise their rights with respect to the fractural shares they hold, other than those described below. (1) Rights defined in Article 189, each Item of Paragraph 2 of the Company Law (2) Rights to request pursuant to Article 166, Paragraph 1 of the Company Law (3) Rights to receive allotment of offering shares and offering stock acquisition rights (4) Rights to make a request as defined in the next Article.
Article 8. (Further Purchasing of the Fractural Shares) In addition to the number of Fractural Shares, shareholders (including substantial shareholders, same as below) who hold the Fractural Shares of the Company may request to sell the number of shares that should constitute the number of one unit by adding the Fractural Shares to such number, pursuant to the Share Handling Regulations.	Article 10. (Request for Sale of the Fractural Shares) In addition to the number of fractural shares, shareholders of the Company may request to sell the number of shares that constitute the number of one unit by adding the fractural share they hold, pursuant to the Share Handling Regulations.
Article 9. (Name Transfer Agent) 1. The Company shall set up a name transfer agent for its shares. 2. A name transfer agent and a place for its administrative work shall be selected by resolution of the Board of Directors and be announced. 3. Shareholders' registry, substantial shareholders' registry (the "Shareholders' Registry") and lost share registry of the Company shall be retained at the place for administrative work of the name transfer agent, and name transfer of shares, registration of the rights of pledge, presentation or cancellation of trust assets, receipt of various submission with respect to shares, reissuance of share certificate, purchase/further purchase of fractural shares, registration of lost shares and any other matters relating to shares shall be handled by the name transfer agent and the	Article 11. (Shareholders Registry Agent) 1. The Company shall set up a shareholders registry agent. 2. A shareholders registry agent and a place for its administrative work shall be determined by resolution of the Board of Directors and be announced. 3. Preparation and retention of Shareholders' registry (including substantial shareholders' registry, same as below), stock acquisition rights registry and lost share registry of the Company, and any other administrative work related to the shareholders' registry, stock acquisition rights registry and lost share registry shall be entrusted to the shareholders registry agent and the Company shall not conduct such work.

Current Articles of Incorporation	Proposed amendments
Company shall not conduct such work. Article 10. (Share Handling Regulations) Procedures with respect to class of shares, name transfer of shares, registration of the rights of pledge, presentation or cancellation of trust assets, receipt of various submission with respect to shares, reissuance of share certificate, purchase/further purchase of fractural shares, registration of lost shares and any other matters relating to shares and service charge thereof shall be conducted pursuant to the Share Handling Regulations established by the Board of Directors, as well as relevant laws and regulations or the Articles of Incorporation.	Article 12. (Share Handling Regulations) Handling of share and its service charge shall be defined in the Share Handling Regulations established by the Board of Directors, as well as relevant laws and regulations or the Articles of Incorporation.
Article 11. (Record Date) 1. Shareholders who are registered or recorded on the last shareholders' registry as of the each fiscal year end shall be able to exercise their voting rights at an ordinary general meeting of shareholders for that fiscal year. 2. Other than preceding paragraph, when necessary, after prior announcement by resolution of the Board of Directors, the Company may determine shareholders or registered pledgee who are registered or registered on a shareholders' registry, among others, as of a certain date, as shareholders or registered pledgee who are able to exercise their rights. **Chapter 3. General Meeting of Shareholders** Article 12. (Convocation) Ordinary general meeting of shareholders of the Company shall be convened within three months after the next day of every fiscal year period and an extraordinary meeting of shareholders shall be convened as necessary. Article 13. (Chairperson) 1. The President and Representative Director shall serve as a chairperson of ordinary general meetings of shareholders. When the President and Representative Director is in accident, other Director shall serve as a chairperson pursuant to orders as defined by a meeting of the Board of Directors in advance.	Article 13. (Record Date) 1. Shareholders who hold voting rights and registered or recorded on the last shareholders' registry as of March 31 every year shall be able to exercise their voting rights at an ordinary general meeting of shareholders with respect to that fiscal year. 2. Other than preceding paragraph, when necessary, after prior announcement by resolution of the Board of Directors, the Company may determine shareholders or registered pledgee on its shares who are registered or registered on a shareholders' registry as of a certain date, as shareholders or registered pledgee on its shares who are able to exercise their rights. **Chapter 3. General Meeting of Shareholders** Article 14. (Convocation) Ordinary general meeting of shareholders of the Company shall be convened within three months after the next day of every fiscal year end and an extraordinary meeting of shareholders shall be convened as necessary. Article 15. (Person Entitled to Convene Meetings and Chairperson) 1. General meetings of shareholders shall be convened by the President and Director who will then serve as a chairperson of such meetings.

Current Articles of Incorporation	Proposed amendments
(Newly established)	2. When the President and Director is in accident, other Director shall serve as a chairperson pursuant to orders as defined by a meeting of the Board of Directors in advance.
(Newly established)	Article 16. (Internet Disclosure of the Reference Documents for the General Meeting of Shareholders via the Internet and its Deemed Provision) Upon convening a general meeting of shareholders, when the Company discloses information that should be written or provided as reference documents for general meeting of shareholders, business report, consolidated and nonconsolidated financial statements via the Internet pursuant to provisions of ordinance of the Ministry of Justice, the Company shall be deemed to have provided such information to its shareholders.
Article 14. (Method of Adopting Resolution, Agenda and Proxy Voting)	Article 17. (Method of Adopting Resolution)
1. Resolution of a general meeting of shareholders shall be made by a majority vote of shareholders at present, unless otherwise stipulated by laws and regulations, or Articles of Incorporation.	1. Resolution of a general meeting of shareholders shall be made by a majority vote of shareholders at present who can exercise their voting rights, unless otherwise stipulated by laws and regulations, or these Articles of Incorporation.
2. Extraordinary resolutions defined in Article 343 of the Commercial Code shall be made by more than two thirds vote of more than one thirds of shareholders at present.	2. Resolutions defined in Article 309, Paragraph 2 of the Company Law shall be made by more than two thirds vote of more than one thirds of shareholders at present who can exercise their voting rights.
3. Shareholders may exercise their voting rights by proxy of other shareholders who hold voting rights of the Company.	(Deleted)
(Newly established)	Article 18. (Proxy Voting) 1. Shareholders may exercise their voting rights by proxy of one shareholder who holds voting rights of the Company.
(Newly established)	2. Shareholder or his/her proxy must submit a document proving its proxy to the Company each time of a general meeting of shareholders.
Chapter 4. Directors and Board of Directors	**Chapter 4. Directors and Board of Directors**
Article 15. (Number of Directors and Election) 1. The number of directors of the Company shall be within twenty eight (28) and be	Article 19. (Number of Directors) The number of directors of the Company shall be within twenty eight (28).

Current Articles of Incorporation	Proposed amendments
elected by a general meeting of shareholders.	
2. Attendance of one thirds of all shareholders who hold voting rights must be required for a resolution to select directors.	(Deleted)
3. Resolution to appoint directors shall not be made by accumulative voting.	(Deleted)
	Article 20. (Method of Election)
(Newly established)	1. Directors shall be elected by resolution of a general meeting of shareholders.
(Newly established)	2. Resolutions to appoint directors shall be made by a majority vote of more than one thirds of shareholders at present who can exercise their voting rights.
(Newly established)	3. Resolution to appoint directors shall not be made by accumulative voting.
Article 16. (Term of Office) 1. Term of office of directors shall expire at the end of an ordinary general meeting of shareholders with respect to the last fiscal year within two years after taking office as directors.	Article 21. (Term of Office) 1. Term of office of directors shall expire at the end of an ordinary general meeting of shareholders with respect to the last fiscal year ending within two years after being elected as directors.
2. Term of office of directors who are elected to fill a vacant position or to increase the number of directors shall be until the end of term of office of other existing directors.	2. Term of office of directors who are elected to fill a vacant position or to increase the number of directors shall be until the end of term of office of other existing directors.
(Newly established)	Article 22. (Placement of the Board of Directors) The Company shall set up the Board of Directors.
Article 17. (Representative Director, Directors in Management Position and Adviser)	Article 23. (Representative Director and Directors in Management Position)
1. The President and Representative Director shall be elected by resolution of the Board of Directors.	1. The Board of Directors shall appoint the President and Representative Director by its resolution.
2. The Board of Directors may, by its resolution, decide each one of the chairman of the Board of Directors and the President and Director, as well as several of the Vice Presidents and Director, Managing Directors and Senior Managing Directors.	2. The Board of Directors may, by its resolution, select each one of the chairman of the Board of Directors and the President and Director, as well as several of the Vice Presidents and Director, Managing Directors and Senior Managing Directors.
3. The President and Director shall, pursuant to resolution of the Board of Directors, control and exercise corporate affairs, and the Vice Presidents and Directors, Managing Directors and Senior Managing Directors shall support the President and	(Deleted)

Current Articles of Incorporation	Proposed amendments
Director and conduct corporate affairs. 4. The Company may entrust several advisers and counsels by resolution of the Board of Directors.	(Deleted)
Article 18. (Board of Directors)	Article 24. (Person Entitled to Convene Meetings of the Board of Directors and Chairperson)
1. The Board of Directors shall determine important corporate matters in addition to matters as defined in laws and regulations or the Articles of Incorporation.	(Deleted)
2. Unless otherwise provided in laws and regulations, meetings of the Board of Directors shall be convened by the President and Director who will then serve as a chairperson. When there is a vacancy in the position of the President and Director or the President and Director is in accident, other Director shall serve as a chairperson pursuant to orders as defined by a meeting of the Board of Directors in advance.	1. Unless otherwise provided in laws and regulations, meetings of the Board of Directors shall be convened by the President and Director who will then serve as a chairperson.
(Newly established)	2. When the President and Director is in accident, other Director shall serve as a chairperson pursuant to orders as defined by a meeting of the Board of Directors in advance.
3. Convocation notice of a meeting of the Board of Directors shall be issued to each directors and auditors by three days prior to the day of the meeting. Provided, however, such period may be shortened in case of emergency.	(Deleted)
4. Meeting of the Board of Directors may be held without a convocation process, upon consent of all directors and auditors.	(Deleted)
	Article 25. (Convocation Notice of Meeting of the Board of Directors)
(Newly established)	1. Convocation notice of a meeting of the Board of Directors shall be issued to each directors and auditors by three days prior to the day of the meeting. Provided, however, such period may be shortened in case of emergency.
(Newly established)	2. Meeting of the Board of Directors may be held without a convocation process, upon consent of all directors and auditors.
	Article 26. (Omission of Resolution of the Board

Current Articles of Incorporation	Proposed amendments
(Newly established)	of Directors) When requirements in Article 370 of the Company Law are met, resolution of the Board of Directors shall be deemed to be made.
(Newly established)	Article 27. (Regulations of the Board of Directors) Matters with respect to the Board of Directors shall be defined in the Regulations of the Board of Directors established by the Board of Directors, as well as relevant laws and regulations or this Articles of Incorporation.
Article 19. (Compensation and Retirement Benefit) Compensation and retirement benefit to be paid to directors shall be determined by a general meeting of shareholders.	Article 28. (Compensation) Compensation, bonus, retirement benefit and other monetary profits as consideration of the execution of duties to be paid to directors by the Company shall be determined by resolution of a general meeting of shareholders.
(Newly established)	Article 29. (Exemption from Liabilities of Director) 1. Pursuant to the provision in Article 426, Paragraph 1 of the Company Law, the Company may limit liabilities of directors as defined in Article 423, Paragraph 1 of the same law (including persons who used to serve as directors), within the limit of laws and regulations, pursuant to resolution of the Board of Directors.
(Newly established)	2. Pursuant to the provision in Article 427, Paragraph 1 of the Company Law, the Company may enter into an agreement with outside auditors which limits their liabilities as defined in Article 423, Paragraph 1 of the same law. Provided, however, the limited amount of liabilities pursuant to the agreement shall be the amount as defined by the laws and regulations.
Chapter 5. Auditors and Board of Auditors	**Chapter 5. Auditors and Board of Auditors**
(Newly established)	Article 30. (Placement of Auditors and the Board of Auditors) The Company shall place Auditors and the Board of Auditors.
Article 20. (Number of Auditors and Election)	Article 31. (Number of Auditors)

Current Articles of Incorporation	Proposed amendments
1. The number of auditors of the Company shall be within five (5) and be elected by a general meeting of shareholders.	The number of auditors of the Company shall be within five (5).
2. Attendance of one thirds of all shareholders who hold voting rights must be required for a resolution to select auditors.	(Deleted)
(Newly established)	Article 32. (Method of Election) 1. Auditors shall be elected by resolution of a general meeting of shareholders.
(Newly established)	2. Resolutions to appoint auditors shall be made by a majority vote of more than one thirds of shareholders at present who can exercise their voting rights.
Article 21. (Term of Office) 1. Term of office of auditors shall expire at the end of an ordinary general meeting of shareholders with respect to the last fiscal year within four years after taking office as auditors.	Article 33. (Term of Office) 1. Term of office of auditors shall expire at the end of an ordinary general meeting of shareholders with respect to the last fiscal year ending within four years after being elected as auditors.
2. Term of office of auditor who is elected to fill a vacant position shall be until the end of term of office of a retired auditor.	2. Term of office of auditor who is elected to fill a vacant position of auditor who resigned before the completion of his/her term of office shall be until the end of term of office of such retired auditors.
Article 22. (Standing Auditors) The Board of Auditors shall, by mutual election, determine standing auditors.	Article 34. (Standing Auditors) The Board of Auditors shall, by its resolution, be select standing auditors.
Article 23. (Board of Auditors)	Article 35. (Convocation Notice of Meeting of the Board of Auditors)
1. The Board of Auditors shall determine matters related to execution of duties of auditors, within the range that does not interfere exercise of authority of auditors, in addition to matters as defined in laws and regulations.	(Deleted)
2. Convocation notice of a meeting of the Board of Auditors shall be issued to each auditor by three days prior to the day of the meeting. Provided, however, such period may be shortened in case of emergency.	1. Convocation notice of a meeting of the Board of Auditors shall be issued to each auditor by three days prior to the day of the meeting. Provided, however, such period may be shortened in case of emergency.
3. Meeting of the Board of Auditors may be held without a convocation process, upon	2. Meeting of the Board of Auditors may be held without a convocation process, upon

Current Articles of Incorporation	Proposed amendments
consent of all auditors.	consent of all auditors.
(Newly established)	Article 36. (Regulations of the Board of Auditors) Matters with respect to the Board of Auditors shall be defined in the Regulations of the Board of Auditors established by the Board of Auditors, as well as relevant laws and regulations or the Articles of Incorporation.
Article 24. (Compensation and Retirement Benefit) Compensation and retirement benefit to be paid to auditors shall be determined by a general meeting of shareholders.	Article 37. (Compensation) Compensation, retirement benefit and other monetary profits as consideration of the execution of duties to be paid to auditors by the Company shall be determined by resolution of a general meeting of shareholders.
(Newly established)	Article 38. (Exemption from Liabilities of Auditor) 1. Pursuant to the provision in Article 426, Paragraph 1 of the Company Law, the Company may limit liabilities of auditors as defined in Article 423, Paragraph 1 of the same law (including persons who used to serve as auditors), within the limit of laws and regulations, pursuant to resolution of the Board of Directors.
(Newly established)	2. Pursuant to the provision in Article 427, Paragraph 1 of the Company Law, the Company may enter into an agreement with outside auditors which limits their liabilities as defined in Article 423, Paragraph 1 of the same law. Provided, however, the limited amount of liabilities pursuant to the agreement shall be the amount as defined by the laws and regulations.
(Newly established)	**Chapter 6. Accounting Auditor**
(Newly established)	Article 39. (Placement of Accounting Auditor) The Company shall appoint an accounting auditor.
(Newly established)	Article 40. (Method of Election) Accounting auditor shall be elected by resolution of a general meeting of shareholders.

Current Articles of Incorporation	Proposed amendments
(Newly established)	Article 41. (Term of Office) 1. Term of office of accounting auditor shall expire at the end of an ordinary general meeting of shareholders with respect to the last fiscal year ending within one year after being elected as an accounting auditor.
(Newly established)	2. Unless otherwise resolved at the ordinary general meeting of shareholders described above, the accounting auditor shall be deemed to be reelected at the ordinary general meeting of shareholders.
(Newly established)	Article 42. (Compensation) Compensation and other monetary profits as consideration of the execution of duties to be paid to accounting auditor by the Company shall be determined by the Representative Director upon consent of the Board of Auditors.
Chapter 6. Accounting	**Chapter 7. Accounting**
Article 25. (Fiscal Year) The business year of the Company shall be one year from April 1 to March 31 every year, and the fiscal year shall be at the end of such period.	Article 43. (Fiscal Year) The fiscal year of the Company shall be one year from April 1 to March 31 every year.
Article 26. (Dividend of Profit) Profit shall be paid to shareholders or registered pledgee who are registered or registered on the last shareholders' registry as of the end of the fiscal year every year.	Article 44. (Distribution of the Surplus) Pursuant to resolution of a general meeting of shareholders, the Company shall distribute its surplus to shareholders or registered pledgee on its shares who are registered or registered on the last shareholders' registry as of March 31 every year.
Article 27. (Interim Dividend) Pursuant to resolution of the Board of Directors, the Company may pay interim dividend to its shareholders or registered pledgee who are registered or registered on the last shareholders' registry as of September 30 every year.	Article 45. (Interim Dividend) Pursuant to resolution of the Board of Directors, the Company may distribute its surplus (the "Interim Dividend") as stipulated in Article 454, Paragraph 5 of the Company Law, to its shareholders or registered pledgee who are registered or registered on the last shareholders' registry as of September 30 every year.
Article 28. (Statute of Limitation of Dividend) 1. If distribution of surplus and interim dividend shall not be received within three years after the commencement of payment, the Company shall be exempt from the duty of payment.	Article 46. (Statute of Limitation of Distributable Asset) 1. If distributable asset (including the Interim Dividend, same as below) shall not be received after the expiration of full three years after the commencement of payment of such assets, the Company shall be exempt

Current Articles of Incorporation	Proposed amendments
2. No interest shall be added to accrued profit dividend and interim dividend.	from the duty of payment. 2. In case the distributable asset is in cash, no interest shall be added to accrued portion of the assets.
Chapter 7. Name Transfer Agent for Foreign-Currency Corporate Bonds	(Deleted)
Article 29. (Name Transfer Agent with respect to Foreign-Currency Corporate Bonds) 1. The Company may place a name transfer agent overseas with respect to its foreign-currency corporate bonds that are name bonds or can be changed to name bonds.	(Deleted)
2. Name transfer agent defined in the presiding paragraph and its place of business shall be determined at a meeting of the Board of Directors.	(Deleted)

 # 11

DNP

News Release

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July 07, 2006

DNP Media Create Develops "Art Tracer," a System for Managing Works of Art Submitted to Contests

DNP Media Create Co. Ltd. (DNP Media Create,) in conjunction with Dai Nippon Printing Co. Ltd. (DNP,) ADC Technology Inc. (ADC Technology) and Heart and Art Ltd. (Heart and Art) has developed "Art Tracer," a system, which employs IC tags to manage works of art submitted for contests.

[Background]



At present, Japan plays host to approximately 500 art contests each year where works of art, including pictures and photographs, are solicited from a broad spectrum to be judged and exhibited. In many cases, the management functions related to this art work, including acceptance, shipping to and from the judgment venue, and assuring the return of the submitted works to the owner or artist, is carried out manually. This not only takes time, but also exposes the organizers to possible human error. In the case of major contests more than 1,000 individual works of art can be gathered together in any one place, and there have been increasing calls for the development of an accurate and efficient management system. DNP Media Create undertakes the full range of art based business, including event planning, running administrative offices, and producing printed materials. And in this latest business move, DNP Media Create has teamed up with ADC Technology, which has a proven track record in developing exhibiting operating systems, and Heart and Art, with its broad based know how in exhibition management, to develop "Art Tracer."

["Art Tracer" overview]

With "Art Tracer" an IC tag is attached to works of art submitted to contests, which are then managed on an individual basis. The developers provide, on a rental basis, the necessary equipment and management programs

dedicated to such functions as handling the shipment and the audition of works of art. The system operates in the following manner.

1. Reception
   The name of the artist and exhibit are entered into the database based on the information contained in the application form.
2. Shipping An IC tag is attached to the exhibit, after which this is read off with an IC tag reader, establishing an individual IC tag identification number which corresponds to the information in the database.
3. Audition
   - By reading off the IC tag when accepting the exhibit for the audition, and recording the information in the database, it is possible to determine whether all works of art have gone through the audition process. This makes it possible to collate, on a real time basis, information about when and how many individual exhibits have passed through the audition process.
   - Exhibits which pass the judging criteria have their IC tags read off and recorded in the database.
     With certain exhibitions it is necessary to record not only the fact that a specific exhibit has passed the judging criteria, but also the score awarded on a judge by judge basis, the exhibition hall or space, and prize contenders. By making all these functions possible, the newly developed system is compatible with a broad array of exhibitions operated under a range of conditions.
   - As the database containing information pertaining to the judging is automatically tabulated every ten seconds, it is possible to confirm on an effective a real time basis the number of exhibits which have successfully passed the judging criteria, the pass rate, the number of prize contenders, and ratio of prize contenders.
4. Shipping out
   When exhibits are shipped out of a venue the IC tag is read off and the information recorded in a database, as a result, it is possible to confirm whether all the exhibits have been safely transported out of the venue. It is also possible to collate on a real time exhibit by exhibit basis such information as the date and time of shipping, and the number of pieces shipped out.

[Marketing launch, system composition and price]
DNP is responsible for marketing "Art Tracer," and those activities commenced mid July.
"Art Tracer" is comprised of two notebook PCs installed with the management program, one IC tag reader, one handy terminal mounted with the IC tag reader and a user manual. Costs over an eight day rental period are expected to be 500,000 yen.
There is a separate fee for the IC tags involved, which are expected to cost 130 yen each on a 1,000 lot basis. Separate fees will also apply in the case of customization.

[Sales target]
DNP expects to provide "Art Tracer" to approximately 100 exhibitions in the year from April 1, 2007 and is looking for revenues of 100 million yen.

[Role and responsibilities of each project participant]

DNP Media Create	: Planning and shaping "Art Tracer," along with the planning and operation of exhibitions.
DNP	: Marketing of "Art Tracer" as well as the manufacture and marketing of IC tags.
Heart and Art	: Shipment, transfer and judging process involved with exhibitions.
ADC Technology	: Development of management program.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. Production and distribution and the provision of specific services listed in this release may have already been curtailed. We apologize for any inconvenience.

For more information please contact:
E-mail: info@mail.dnp.co.jp

DNP Home Page

12

DNP

News Release

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July 10, 2006
Dai Nippon Printing Co. Ltd.
Konica Minolta Holdings, Inc.

Konica Minolta Transfers the Odawara Site to DNP

Dai Nippon Printing Co. Ltd. (DNP) and Konica Minolta Holdings, Inc. (Konica Minolta) have reached agreement and today exchanged contracts on DNP taking over the Konica Minolta Odawara site, where Konica Minolta manufactures silver halide color photographic paper (color photographic paper). DNP will take over the land, buildings and color photographic paper manufacturing business, and from October 1, 2006 plans to operate the business as a wholly-owned subsidiary.

As a result of this agreement, DNP will make effective use of quality and production control technologies for color photographic paper in the manufacture of dye sublimation thermal transfer recording media[*1].
In concrete terms, DNP plans to commence the production of receiver paper for dye sublimation thermal transfer recording method at the Odawara site from 2008. DNP, thereby, is aiming for dramatic improvements in performance, quality stability and productivity compared to existing receiver paper manufacturing methods. DNP also plans to position the Odawara site as the core production base for the digital photo print business via the production of receiver paper for dye sublimation thermal transfer recording method.
DNP will also take over the manufacture of color photographic paper, and will be supplying this to the clients in Japan and abroad.

Konica Minolta, with a view to concentrate in its core "business technologies" segment, its strategic "optics and display devices" segment and its growth expected "medical and healthcare" segment on the basis of "selection and concentration," has decided in January to withdraw from its camera and photo businesses. In this regard, Konica Minolta has been thoroughly considering how to make effective use of color photographic paper manufacturing site in Odawara in the future, and has reached the agreement with DNP this time.

DNP commenced production of dye sublimation thermal transfer recording media from the late 1980's, and in addition to capturing top global share purchased Pixel Magic Imaging TM [*2] of San Marcos, Texas in 2004. In Japan, DNP has operated the digital photo printing service "PrintRush," [*3] a kiosk terminal format self-printing system from 2005.
On July 1, 2006, DNP also took over two businesses from Konica Minolta,

establishing DNP ID Imaging Co. Ltd., which will conduct an ID imaging business *4 and DNP Photo Supplies Marketing Co. Ltd., which will carry out the domestic sales of photo related products. In addition to these businesses, by taking over the manufacturing business of the Odawara site, DNP aims to put into place a system to supply total products and services related to digital print photographs, from the manufacture of various print media, through the development and marketing of print systems, all while planning further business expansion.

Overview of the Odawara site

Location	Horinouchi 28, Odawara City, Kanagawa Prefecture
Site area	41,120 m^2
Main facilities	Color paper plant, slitter and packaging machine

***1 Dye sublimation thermal transfer recording media**
Media used when printing digitally photographed images. Composed of an ink ribbon made up of yellow, magenta and cyan along with a transparent overcoat layer and dedicated receiver paper. As the dye is transferred in line with the density of the image in question a smooth tone can be achieved, and it is also is possible to reproduce high definition images of a quality to silver halide photographs. DNP captured and has maintained top share in this area since the late 1980's, and supplies products on an OEM basis to printer makers.

***2 Pixel Magic Imaging™**
Pixel Magic Imaging ™ was founded in 1992. The company develops and markets the dye sublimation digital photo print system (kiosk terminal format, digital print reception terminal format, thermal minilab) along with the development and marketing of related software. The company plans to set up over 5,000 kiosks in North America by 2006, a track record which makes Pixel Magic Imaging ™ the No. 2 global player in its field.

***3 PrintRush**
A digital photo print system developed by DNP PrintRush that facilitates the printing of images photographed with digital cameras and mobile phones. Consumers can print out photographs in a world beating three seconds per sheet on the spot at self-service kiosk terminals. Terminals are in place at consumer electronics mass merchandisers and DPE outlets throughout Japan, and DNP is aiming to top the 2000 unit by the end of March, 2007.

***4 ID imaging business**
A business which operates the photographing and marketing of ID photos that setting up ID photo boxes at railway stations and shopping centers, while also providing related consumer articles, and carrying out maintenance and servicing.

For more information please contact:
E-mail: info@mail.dnp.co.jp

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13

DNP

News Release

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July 20, 2006

DNP Develops Low-cost FeliCa Compatible Dual Interface Card

Now Possible to Perform Numerous Functions with a Single Card

Dai Nippon Printing Co. Ltd. (DNP) has successfully developed a low-cost FeliCa compatible native version dual interface card that now makes it possible to combine various functions, including cash card, credit card, and electronic money applications in a single smart card. The company commenced marketing the new product to financial institutions from July.

[Background]

In line with the spread of smart cash cards and smart credit cards, there has been an increased call from users for such innovations as, "An integrated card, so that I don't have to carry a selection of different cards around with me," and the addition of, "A handy function allowing me to accumulate points at the outlets I use," along with, "A convenient contactless card for use with small lot electronic money transactions."


DNP
DNP Dual

Example of FeliCa compatible native version dual interface card

In October 2004, DNP commenced marketing the high function FeliCa compatible dual interface card (Java Card™ version) that allows for the addition and deletion of contact based applications in order to answer those very consumer needs. The newly developed product is a low cost native version, pre-mounted with only essential contact based applications, including the smart credit cards and smart cash card applications adopted as standards at financial institutions. Such functions as contactless electronic money and point service applications can be also mounted on smart cards in line with specific usage requirements.

[Overview of FeliCa compatible native version dual interface card]

1. **Basic function as integrated card**

- Possible to use any of the existing smart credit card functions, including VISA, MasterCard and JCB.
- Possible to use smart cash card functions that are compatible with Japanese Bankers Association specifications.

- As a FeliCa OS contactless smart card it is possible to use applications including Edy electronic money and "FeliCa Pocket" point services.

"FeliCa Pocket" is an application software developed by Sony Corporation facilitating the easy and low cost adoption of point cards, coupons, membership cards and tickets. Using a single contactless smart card it is possible to use a maximum of eight available areas for different services. It is also possibly to easily adopt various services, as the card uses multi-purpose applications and equipment reining in start up and running costs, and removes the need for the system to be configured by a specialist vendor.

2. **Increased convenience via dual interface**

- The dual interface card operates under both contact and contactless formats, allowing access to a single IC chip memory. For example, it is possible to develop services which would allow for electronic money charges on ATMs to be made against an smart cash card account.

3. **Low Cost**

- Existing FeliCa compatible dual interface cards are mounted with a Java Card™ OS, allowing for the download of contact format applications. This latest DNP development makes it possible to reduce costs by approximately 20% over a 100,000 lot, by altering the contact format OS to smart cash and credit cards dedicated (native) OS, and making it compatible with small memory capacity IC chips.

[Sales targets]

DNP is looking for sales of approximately 8.0 billion yen in the three years from April 1, 2006 from the newly developed FeliCa compatible dual interface card.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. Production and distribution and the provision of specific services listed in this release may have already been curtailed. We apologize for any inconvenience.

For more information please contact:
E-mail: info@mail.dnp.co.jp

14

DNP

News Release

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July 28, 2006

DNP Signs up for the United Nations Global Compact
- Aiming Contribute to Sustainable Growth of Society -

Dai Nippon Printing Co. Ltd. (DNP) is pleased to announce its support and official participation in the United Nations Global Compact (The Global Compact.) DNP is the 47th Japanese company to join The Global Compact, and the first member of the Japanese printing industry to do so.

In an address to the World Economic Forum on 31 January 1999, the United Nations Secretary-General of the time, Kofi Annan, challenged business leaders to join an international initiative, The Global Compact, working to advance ten universal principles in the areas of human rights, labour, the environment and anti-corruption. Participating companies independently work towards promoting and achieving the ten principles, aiming for the sustainable growth of society. As of June 2006, almost 3,000 companies and organizations in 70 countries participated in the compact.
DNP participates in the compact, known the world over, as part of its Corporate Social Responsibility (CSR) efforts, and by having these activities reflected in the group business, aims to win social trust and improve corporate value.

[The Ten Principles of The Global Compact]
Human rights
Principle 1: Businesses should support and respect the protection of internationally proclaimed human rights within their sphere of influence; and
Principle 2: make sure that they are not complicit in human rights abuses.

Labor Standards
Principle 3: Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining;
Principle 4: the elimination of all forms of forced and compulsory labor;
Principle 5: the effective abolition of child labor; and
Principle 6: eliminate of discrimination in respect of employment and occupation.

Environment
Principle 7: Businesses should support a precautionary approach to environmental challenges;
Principle 8: undertake initiatives to promote greater environmental responsibility; and
Principle 9: encourage the development and diffusion of environmentally

friendly technologies

Anti-Corruption
Principle 10: Businesses should work against corruption in all its forms, including extortion and bribery.

[Behavior Expected of Participating Companies]

- To understand of The Global Compact, and inclusion of the ten principles in corporate strategy, corporate culture, and daily operations aiming for better company management.
- To promote the fact that the company participates in The Global Compact, along with its principles, via such communication mediums as PR materials and speeches.
- To announce actions implemented in support of The Global Compact in annual reports or other such reports issued to the public.

[DNP's CSR Activities]
DNP established a DNP Group Corporate Pledge in 1992 and a DNP Employee Code in 1993, stipulating policy on compliance with laws and social ethics, respect for human rights, respect for the personality of each individual member of staff, contributions to the local society, and consideration for the global environment. DNP continues to make efforts to propagate these aims, and raise the awareness of DNP Group staff so that each and every staff member constantly engages in these and similar activities.
In 2004, the DNP Group came together as one to establish a CSR Committee and a CSR Promotion Office in order to promote CSR activities, and set into motion activities aimed at realizing the management concept of "Contributing to the intellectually active, rich, emergently evolving society of the 21st century." Apart from this, DNP also established an internal control system, aiming to strengthen corporate governance.

For further information on DNP group CSR activities please see our homepage at
http://www.dnp.co.jp/csr/
For further information on The Global Compact please see the following homepage at
http://www.unic.or.jp/globalcomp/

THE GLOBAL
COMPACT

* Product prices, specifications and service contents listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact:
E-mail: info@mail.dnp.co.jp

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15

DNP

News Release

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August 01, 2006

DNP Adds In-built Speaker to "Crystal Illusion Screen" Lineup Creating More Dynamic Image Expression

Dai Nippon Printing Co. Ltd. (DNP) has added an in-built speaker to its "Crystal Illusion Screen" line up of transparent projection screens and will commence marketing the expanded lineup from October.



"Crystal Illusion Screen" is a transparent projection screen that is coated with special liquid crystal materials on the surface of the film. As the system efficiently reflects light only from projector images, it is possible to clearly display those images even in bright settings.
DNP has utilized the "SoundVu" flat panel speaker technology developed by New Transducers Limited (NXT) of Huntingdon, UK, and with development and manufacturing cooperation from Authentic Ltd., an NXT licensee, has added an audio input jack to directly link sound vibrations to the screen, creating an in-built speaker to produce sound directly from the screen itself.

[Product Specification of "Crystal Illusion Screen" with In-built Speaker]
A transparent panel screen with an audio input jack attached to the rear of the screen, and the "Crystal Illusion Screen" affixed to the front portion of a transparent acryl screen.

Viewing surface	Screen size	Weight	Speaker input	Price
46 inches (4:3 Ratio)	Height701mm / Width935mm	2.5kg	20w(Max)	480,000 yen

[Uses and Impact]
DNP anticipates the expanded lineup finding uses in settings including general stores, company showrooms, art galleries, museums and display booths. The following impact can also be achieved by using the "Crystal Illusion Screen" with an in-built speaker.

- In addition to the visual impact of images appearing on a transparent screen, as audio is generated throughout the entire screen, it is possible to pick up the sound on a 360 degree plain, facilitating a radical, attention grabbing form of image expression.
- As the screen is transparent it is possible to use a projector without any loss to the design balance or image of the display space. Apart from the colorless transparent screen, DNP also stocks smoked type screens, which rein in external light, along with brown, blue and light blue tinted screens, making it possible to select a screen to match the environment and mood of the display setting.
- As there is no need for an external speaker it is possible to maintain a compact display setting.
- Any commercially available projector can be used with no restrictions on manufacturer or type.

[Sales Channels and Targets]
DNP will commence marketing the system to general companies from October. DNP and DNP Trading Co. Ltd. will market the expanded line up in Japan, while DNP Denmark A/S, a wholly owned DNP subsidiary, which manufactures and markets rear projection screens, will be responsible for the international market, including Europe and Asia.
DNP is aiming for sales of 1 billion yen in the year ending March 31, 2008 from the newly developed "Crystal Illusion Screen" with an in-built speaker.

DNP' s "Crystal Illusion Screen" was awarded the Gold prize for the Display Component of the year at the Society for Information Display (SID) 2006, the world's largest display related academic gathering, held at San Francisco, CA from June 4 to June 9. The "Crystal Illusion Screen" was highly praised as an unparalleled front projection type transparent screen with the projector positioned in front of the screen, and for the unique manufacturing process capitalizing on liquid crystal material coating technology.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. Production and distribution and the provision of specific services listed in this release may have already been curtailed. We apologize for any inconvenience.

For more information please contact:
E-mail: info@mail.dnp.co.jp

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16

DNP

News Release

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August 03, 2006

DNP Develops Network Compatible Integrated Personal Data Management Smart Card Issuance System

Dai Nippon Printing Co. Ltd. (DNP) has developed a smart card issuance system capable of integrated management of personal data on the management server. The company plans to market the new system from October.

[Background]



"CX-320" card printer markets in combination with the system.

In recent years, we have seen more and more companies and educational institutions introduce smart card based company or student IDs for use as security systems, in answer to requests to strengthen data security in the face of repeated data leaks and the enforcement of the Act on the protection of Personal Information drawn up to prevent those leaks. DNP has responded to the needs of in excess of 100 companies and/or educational institutions, and has come across the need to perform integrated management of personal data at an HQ or central administration office, following instances where multiple divisions or departments have issued smart card issuance systems. It is by way of answering these needs that DNP has developed "CARDISSUE" a new type of software, for issuing cards using personal data from multiple issuance system bases stored on a single management server. DNP aims to combine this new system with "CX-320" - the latest in full color printers - and market the product as a smart card issuance system for the optimal integrated management of personal data.

[System Features]

1. Card issuance software "CARDISSUE"

"CARDISSUE" is a software for implementing smart card issuance tasks via a card printer, which can be used by installing the software on a personal computer. The unique features of the system are as follows.

Integrated Management of Personal Data

- It is possible to perform integrated management of personal data used at multiple issuance points on a single management server. The system works efficiently against the illicit removal of data as personal data cannot be downloaded on the card issuance system.

System Extensibility

- The system can be flexibly customized in line with the demands of the company adopting the system. For example, the basic log-in specification in booting the software comes initially with an ID and password only, but it is also possible to add identification requirements via the use of biometrics or an administrator's card, to match the security policies of specific companies.
- It is also relatively easy to implement connections with other systems developed by the system developer, including in-house or on-campus certification authority PKI certificate issuance systems.

Other Features

- It is possible to convert such data as control numbers into two dimensional bar codes and print it on the card.
- Compatible cards include contactless FeliCa and MIFARE®. DNP anticipates early compatibility with contact type cards, including DNP Standard-9, MULTOS™, and Java Card™ along with contactless type cards including Type-B cards.

2. "CX-320" Full Color Card Printer

"CX-320" is the latest in fourth generation full color printers since DNP marketed the world's first sublimation retransfer type (*1) card printer in March 1997. Since then, DNP has updated its printers with the following features.

- The de-leading of parts in response to RoHS directives (*2).
- By attaching an IC tag to the ribbon, it is now possible to detect ribbon type when making settings and the remaining amount of ink.
- PC connection interfaces have been changed to USB from the original SCSI.

[Sales Prices]

Card Printing System: FeliCa compatible version yen 3.65 million [excluding tax.]
MIFARE® compatible version yen 3.45 million [excluding tax.]
The system includes the CX-320, CARDISSUE, a desktop PC, a 15 inch monitor, MO drive, image scanner, OA tab, and set up tutorial costs. Software customization will be charged separately.

[Sales Targets and Forward Looking Developments]

DNP anticipates revenue of 1.0 billion yen from sales of 300 sets of IC Card issuing systems in the three years to March 2009.

DNP also anticipates that CARDISSUE™ will be made compatible with CX-120, a cheaper direct type (*3) card printer (with an exchangeable ink ribbon to facilitate the shift to either black or color.)

(*1) Sublimation retransfer type printing
Sublimation type printing is a printing format which makes it possible to reproduce a total of 16.77 million color expressions, including 256 tones of yellow, red and blue and two tones of black by alternating the amount of energy applied to alter the amount of ink transferred to the object. The resolution of the CX-320 is 300dpi, the highest level for a card printer, making it possible to perform high definition printing tasks.
Retransferring is a thermal transfer printing style, used following inverse imaging on intermediate transfer film, facilitating full surface printing leaving no white space around the borders of the card. Also compatible with cards produced in eco-friendly materials other than PVC.
(*2) RoHS Directive
A European Union (EU) directive restricting the use of certain hazardous substances (lead, cadmium, hexavalent chromium, mercury, polybromobiphenyls and Polybrominated diphenyl ether) in electrical and electronic equipment. Since the directive came into effect on July 1, 2006, electrical and electronic equipment sold within the EU must conform to the directives.
(*3) Direct type
A printing format, whereby the thermal head comes into direct contact with the card when printing.
* MIFARE® is a registered trademark of Philips Royal Electronics N.V.
* Java and Java-related logos are trademarks or registered trademarks of Sun Microsystems, Inc., in the United States and other countries.
* Product prices, specifications and service contents listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact:
E-mail: info@mail.dnp.co.jp

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17

Dai Nippon Printing Co., Ltd. and Consolidated Subsidiaries

Selected Financial Data for the First Quarter Ended June 30, 2006

*This note is a selected translation of the Japanese Financial Statements and is unaudited information.

As of June 30

(millions of yen except per share amount)

	2006	2005
Total assets	¥ **1,621,958**	¥ 1,567,253
Total stockholders' equity	**1,089,309**	1,011,370
Equity ratio	**65.5 %**	64.5 %
Book value per share (yen)	¥ **1,506.98**	¥ 1,414.39

Three months ended June 30

(millions of yen except per share amount)

	2006		2005	
Net sales	¥ **355,118**	**0.8 %**	¥ 352,414	6.2 %
Operating income	**22,579**	**(12.4) %**	25,787	(15.4) %
Ordinary income	**24,002**	**(8.7) %**	26,299	(14.5) %
Net income	**12,718**	**(5.6) %**	13,467	(15.0) %
Earnings per share (yen)				
primary	¥ **18.04**		¥ 18.83	
fully diluted	**–**		–	

Actual results by business segment for three months ended June 30

(millions of yen)

		2006		2005	
Information Communication					
	Net sales	¥ **157,321**	**1.8 %**	¥ 154,524	3.6 %
	Operating income	**10,976**	**(0.4) %**	11,022	(6.3) %
Lifestyle and Industrial Supplies					
	Net sales	¥ **117,462**	**0.6 %**	¥ 116,807	11.0 %
	Operating income	**8,986**	**5.8 %**	8,491	(7.1) %
Electronics					
	Net sales	¥ **66,777**	**(0.1) %**	¥ 66,814	2.4 %
	Operating income	**4,600**	**(42.9) %**	8,062	(30.3) %
Beverages					
	Net sales	¥ **15,782**	**(3.2) %**	¥ 16,311	13.3 %
	Operating income	**(436)**	**– %**	(497)	– %

18

DNP News Release

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August 7, 2006
MITSUI& CO., LTD.
Asatsu-DK Inc.
Dai Nippon Printing Co., Ltd.

MITSUI & CO., Asatsu-DK and Dai Nippon Printing Establish Japan's First Media Development Company Specializing in In-Store Advertisements

Joint-Venture Will Provide Comprehensive Retail Media Solutions, from Planning and Development to Implementation

MITSUI & CO., LTD.(MITSUI & CO.) (Head office: Chiyoda-ku, Tokyo; President and CEO: Shoei Utsuda), Asatsu-DK Inc. (ADK) (Head office: Chuo-ku, Tokyo; Representative Director, President and CEO: Koichiro Naganuma) and Dai Nippon Printing Co., Ltd. (DNP) (Head office: Shinjuku-ku, Tokyo; President and CEO: Yoshitoshi Kitajima), announced today that they will jointly establish AD&M Inc. on August 16, 2006. The new company will provide comprehensive retail media solutions[1], including the planning, development, production and sales of advertising in supermarkets and mass-merchandising stores as well as outdoor advertising.

AD&M will develop its business with the aim of helping clients communicate product messages to consumers more effectively through in-store and outdoor advertising, thereby contributing to sales of products advertised and retailer sales.
The new company will deal with a broad range of media, including outdoor signs and advertisements inside stores, but will focus in particular on developing in-store advertising space, such as shop walls and employee uniforms. By doing so, AD&M aims to secure orders from producers and agencies wishing to advertise items in the stores where they are sold.

Although research indicates that more than 90% of shoppers at supermarkets and other outlets make brand decisions within the store[2], in-store advertising has never taken off in Japan owing to certain complex business practices and other factors. In contrast, advertising companies specializing in in-store advertising have been established in the United States and China, where such advertisements are becoming more common.

AD&M will combine the resources of the three joint-venture partners, notably MITSUI & CO.'s retail and outdoor advertising businesses and related network of affiliated companies and partners; ADK's advertising and marketing businesses; and DNP's printing services and expertise in producing advertisements and developing advertising tools. By capitalizing on these capabilities, the new company will contribute to the growth of in-

store advertising in Japan.

In its first year, AD&M hope to place advertisements in 500 stores-primarily supermarkets and mass-merchandising stores. By its third year, the company aims to raise this to 10,000 stores, including convenience stores, and achieve annual sales of ¥3.0 billion.

Outline of the New Company

Company Name:	AD&M Inc.
Location:	Nissho Kosan Building, 12-19, Ginza 4-chome, Chuo-ku, Tokyo Tel: +81-3-3524-5056
Establishment:	August 16, 2006 (planned)
Capital:	¥30 million
Shareholders:	MITSUI & CO.,LTD. 34%, ADK 33%, DNP 33%
Settlement of Accounts:	March 31
Representative:	Representative Director and President: Fumio Miyamoto
Operations:	(1) Developing advertising media in supermarkets, mass-merchandising stores and outdoor advertising spaces (2) Providing comprehensive planning and consulting services for the above media (3) Producing and selling advertisements/advertising tools for the above media

Principal Roles of Joint Venture Partners

MITSUI& CO.:	Develop retail media (retail/outdoor advertising spaces) mainly through MITSUI GROUP or MITSUI & CO. affiliated companies that have retail, real estate and other relevant operations
ADK:	Provide comprehensive planning and consulting services relating to retail media Cooperate with companies outside the MITSUI GROUP to develop retail media
DNP:	Develop advertising tools and procure production and printing materials Cooperate with companies outside the MITSUI GROUP to develop retail media

Directors

Representative Director and	Fumio Miyamoto

President:	
Managing Director:	Yuji Kaji (General Manager, Creative Merchandise Center, DNP)
Director (non-executive):	Takashi Naito (General Manager, Lifestyle Business Unit, Sports & Wellness Business Division, Strategic Operating Department MITSUI& CO.)
Director (non-executive):	Ichiro Inoue (General Manager, Cross-Media Promotion Office, Media Strategy Division, ADK)

Personal History of Fumio Miyamoto

Born 1948

1970:	Graduated from Keio University's Law Department
1970:	Joined Tokyu Agency Inc.
2004:	Jointed World Media Agency Inc.
2005:	Retired from World Media Agency Inc. After serving as account executive for the Tokyu Store and Tokyu Department Store accounts, Mr. Miyamoto was responsible for the development of commercial facilities for, among others, airports and department stores, supervising the design and construction of facility interiors. Mr. Miyamoto thus brings considerable experience in both the advertising and retail businesses.

***1:**
Retail media refers to advertising media that is placed in retail stores and similar locations with the aim of directly impacting the purchasing decisions of consumers. In this press release, retail media also includes outdoor advertising spaces.
***2:**
According to Japan Point of Purchase Promotion Institute Inc., planned purchases (brand decisions made before entering a store) account for only 8.4% of purchases, while 91.6% of brand choices are made in-store.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. Production and distribution and the provision of specific services listed in this release may have already been curtailed. We apologize for any inconvenience.

For more information please contact:
E-mail: info@mail.dnp.co.jp

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19

DNP

News Release

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August 29, 2006

DNP Supplies Eighth Generation LCD Color Filter Based upon Inkjet Production Method to Sharp Plant on In-house Basis

In yet another global first for Dai Nippon Printing Co. Ltd. (DNP,) the company has established an inkjet format based mass production technology for color filters used in 2,160 millimeter X 2,460 millimeter eighth generation Liquid Crystal Displays (LCD,) and will commence supplying this technology on an in-house basis to Kameyama Plant No. 2 operated by Sharp Corporation (Sharp) from September.

The newly developed inkjet format manufacturing technology for color filters takes the fruits of the research and development efforts at FUTURE VISION Inc. (FUTURE VISION,) and successfully applies them to mass production one step ahead of the competition. Using this technology, DNP aims to expand its share of the color filter market for LCD televisions at the same time as helping Kameyama Plant No. 2 rapidly shift into mass production mode.

[Background and Summary]

Demand for large-scale LCD televisions is expanding rapidly in line with the spread and development of terrestrial digital broadcasting, and LCD panel makers are beefing up their supply capabilities aimed at televisions. DNP has increased its color filter manufacturing capabilities in line with this move, and while pushing ahead with the establishment of a stable supply system, has also firmly set its sights on the next generation. The company blazed the trail with its visionary focus on the inkjet production method as a way of manufacturing high definition low cost color filters, conducting process technology development from as early as five years ago aiming to develop practical applications with its own unique brand of technology.

DNP also participated in the FUTURE VISION inkjet format color filter manufacturing project. And by cooperating with Sharp, which was also a participant in the project, put the company in a position to advance FUTURE VISION□ fs research and development efforts, and successfully develop the world□ fs first inkjet format mass production technology for eighth generation LCD color filters.

DNP will establish a wholly owned subsidiary, DNP Color Techno Kameyama Co. Ltd., taking over a color filter manufacturing line from Sharp and commencing color filter manufacturing in-house at Kameyama Plant No. 2. Production scope is expected to be 30,000 sheets per month.

Apart from setting up a new company, DNP also aims to push ahead with plans to strengthen its sixth generation and eighth generation inkjet based

lines, aiming to beef up its supply network to LCD panel makers, and contribute to the LCD industry via the further expansion of its LCD color filter business.

[DNP's LCD Color Filter Production Capacity]
With the establishment of the new company, DNP color filter production capacity in sixth generation color filters and beyond will rise to 1.85 million sheets per month (on a 32 inch LCD panel basis,) providing the company with the leading global supply capability for large scale LCD panels. That capacity figure is based on the combination of the No. 1, sixth generation/40,000 sheets per month line, which is already operational at the Kurosaki plant, with the No. 2, sixth generation/60,000 sheets per month line presently under construction at the same location and set to come on line in October 2006, along with the new eighth generation/40,000 sheets per month line presently in planning and scheduled to come on line in calendar year 2007.

[The New Company]

Company Name	: DNP Color Techno Kameyama Co. Ltd.
CEO	: Yoshio Sato
Location	: 464 Kougawa, Shiraki-cho, Kameyama City, Mie. (In the grounds of Sharp Kameyama Plant No. 2)
Paid in Capital	: 400 million yen
To be Established	: September 1, 2006
Start of Operations	: September 1, 2006
Business contents	: Manufacture of eighth generation LCD color filters based upon inkjet production method

* **FUTURE VISION** was established in April 2002 with investments from 24 private sector companies in order to implement a national project under the auspices of the Ministry of Economy, Trade and Industry aimed at developing innovative manufacturing technologies related to large scale LCD television manufacturing. The company commenced activities from April 2002, promoting research and development at the cutting edge development base established by National Institute of Advanced Industrial Science and Technology at Sendai city in Miyagi. These activities were designed to establish a manufacturing technology that would help realize major cost reductions in high-vision high definition LCD televisions 30 inches and over to help the Japanese domestic LCD industry seize the initiative by providing it with an overwhelmingly potent international competitiveness. While investing in FUTURE VISION, DNP and Sharp are also participants in projects related to inkjet color filter manufacturing.

• Product price, specification and service content listed in this news release are as of time of going to

press. This data may change without notice. Production and distribution and the provision of specific services listed in this release may have already been curtailed. We apologize for any inconvenience.

For more information please contact:
E-mail: info@mail.dnp.co.jp

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20

DNP

News Release

go to Japanese release

August 30, 2006

DNP Develops
Hologram with Animation-like Properties Increases Brand Security

Dai Nippon Printing Co. Ltd. (DNP) has developed a new type of hologram, with three dimensional qualities close to those seen in animated images. The company commenced sales of this new product from September 1, specifically targeting firms involved in strengthening security measures in the fight against imitation goods and products.



[Developmental Background]

In recent years, companies have experienced increased financial and reputational damage as a result of the counterfeiting of convertible vouchers, credit cards, and ID documentation, along with the spread in imitation products and brands, including pharmaceuticals, automobile parts, apparel, accessories, cosmetics, electrical products and sundry goods. Major efforts have been put into achieving effective counter measures. Holograms require specialized equipment and technology in the manufacturing process, and have been adopted with credit cards and convertible vouchers, as well as in merchandise brand security seals as an effective anti-counterfeiting technology.

Embossed holograms [*1] are most widely used, but some of these are having only a simple design, and counterfeited holograms have been spotted. A simple comparison with the genuine article makes it relatively easy to distinguish the authenticity of the hologram, but there have been cases where counterfeit holograms have slipped through store security, and ended up on the shelves.

As a result, there have been increased calls for a hologram that is more difficult to counterfeit than existing models, and the authenticity of which can be easily ascertained at the cash register. These calls also cover the need to be able to verbally explain the features of genuine holograms to store staff.

DNP developed this new hologram in answer to these needs.

[New Hologram Features]

[1] On the spot judgment of authenticity

Compared to existing embossed holograms, this new hologram is a type of Lippman hologram *2 with superior spatial qualities. The new hologram shows is real three dimensional images which move in much the same way as animated images, as a different image is displayed when the angle of vision is shifted vertically or side to side. The hologram is suitable for anti-counterfeiting uses, given that this shifting display makes it easy to determine whether the hologram is genuine.

[2] Extremely difficult to counterfeit

As multiple models need to be photographed, and the photographic data recorded on a single sheet of specialized material for manufacturing, superior know how and technology is required compared to the existing Lippman holograms used in fabricating models, photographic techniques and the exposure process; all that makes the new hologram extremely difficult to counterfeit.

[3] DNP process facilitates lower costs and compatibility with a variety of products

Image switching type Lippman holograms pose a high degree of technological challenge, requiring both high labor and time commitments, which as a result drives up costs and restricts compatibility options. DNP has taken the initiative and successfully developed, on an in-house basis, the equipment necessary to automate the process from the photographing of the model through the production of the original hologram plate for reproduction. This process was originally carried out manually, and by automating the process, DNP has made it possible to cut costs and make the new holograms compatible with a variety of mass produced goods.

[4] Compatible with a variety of merchandise formats

The new hologram comes in a format compatible with three merchandize formats; labels, transfer foil, and those of tamper-evident.

[Price and Sales Target]

The new hologram is priced at approximately 6 yen per sheet on a lot comprising 2 million 15 x 15 mm adhesive backed labels.
DNP projects 1 billion yen over the next three years from sales of the new hologram for anti-counterfeiting uses, such as convertible vouchers, credit cards and IDs, as well as in merchandise brand security, including measures to prevent the circulation of imitation goods.
Apart from models, DNP is also forging ahead with the development of moving holograms, using pre-recorded moving images and computer graphics, and is aiming for early commercialization of these developments.

***1 Embossed holograms**

Typically UV curing resin is applied to a film, and moiré fringes of light recorded as minute concave-convex pattern on the surface. The process is superior to the Lippman hologram in terms of mass-production and cost, and is widely used in the design of credit-cards, merchandise-vouchers and in the

design of magazine covers.

*2 Lippman holograms

A photo-polymer layer is applied to the surface of a film, and the refractive index modified by altering the local ingredient concentration, to set off a photo-interference phenomenon. As it is possible to give expression to three dimensional and spatial perspectives, this process has superior design qualities compared to embossed holograms. It is also extremely difficult to counterfeit based on the high level technology needed to produce models, photograph and expose the hologram material, which makes it necessary to install specialized facilities in the reproduction process.

- DNP commenced sales of the new hologram as "Motion Image", which is a trademark of DNP in Japan.
- Product prices, specifications and service contents listed in this news release are current as of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact:
E-mail: info@mail.dnp.co.jp

DNP Home Page

21

22

DNP

News Release

go to Japanese release

September 28, 2006

DNP Develops "IB-PET-XB" a New Transparent Metallized Film Characterized by High Durability and Barrier Properties

Dai Nippon Printing Co. Ltd. (DNP) has employed CVD technology * to successfully develop "IB-PET-XB," a transparent film with high barrier properties against moisture and oxygen, and which is highly durable in the face of stretching and bending.

[Developmental Background]

Aluminum foil prevents the transmission of moisture and oxygen, and as a result is used with a broad array of foods that require high storage stability, electrical parts that are required to be highly damp proof, as well as packaging material for medical supplies. A number of issues arise, however, when using aluminum film. It is not possible to visually confirm the contents, which makes product management difficult; the contents cannot be easily heated in a microwave, nor can a metal detector be used in checking for the existence of foreign bodies as an increased safety measure.

DNP developed a transparent metallized film


IB film
IB-PET-XB
IB film
IB-PET-XB



IB-PET-XB

with high barrier properties against moisture and oxygen which rival those of aluminum foil in response to these very issues, and started marketing the product from April 2006. The company has now added the newly developed "IB-PET-XB" with superior durability features to its lineup, which further refines the concept of transparent metallized film while maintaining high barrier properties, so there is no deterioration in barrier properties even if the film is processed by stretching or bending.

[IB-PET-XB Features]

The company employed CVD technology - a unique DNP development for packaging film - and specialized coating technology to maintain the following high barrier properties in IB-PET-XB.

- IB-PET-XB boasts the highest barrier properties in the industry, maintaining high anti-moisture properties along with anti-oxidant functions which restrict the moisture transmission rate to 1/5, and the oxygen transmission rate to 1/3 compared to existing transparent metallized film used with foods.
- As there is little deterioration in those barrier properties via processing for stretching and bending, the film is perfectly suited to packaging formats which come under stress in processing, including vacuum packaging for foods and bacterial check kits for use in a medical setting, gusseted bags and standup pouches.
- The newly developed film complies with US Food and Drug Administration standards, and can be used outside Japan in much the say way as our other IB film products.

[Sales Targets]

DNP will from October commence marketing the newly developed transparent metallized film as a substitute for aluminum foil in food, medical, pharmaceutical, electronic parts, and industrial materials settings. The company aims for sales of 800 million yen in the year to March 31, 2008, and 3 billion yen in the year ending March 31, 2010.

*** CVD (Chemical Vapor Deposition) technology:**
A thin film formation technology. DNP is the first company in the world to employ this technology in packaging materials. A thin membrane is formed on the surface of the film, by setting off a chemical reaction in a vacuum with the gases which forms the raw materials for the film. Thin film manufactured using this technology, shows few deterioration tendencies when the film is stretched or bent.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact:
E-mail: info@mail.dnp.co.jp

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23

DNP **News Release**

go to Japanese release

Octomber 02, 2006

DNP Develops Biomass Packaging Materials Using Plastic Derived from Vegetable Matter

Dai Nippon Printing Co. Ltd. (DNP) has developed and is now marketing eco-friendly biomass *1 packaging materials making ample use of polylactic acids *2 in the form of plastics derived from vegetable matter, which have been further fortified by the use of petrochemical based raw materials in order to provide them with the functionality required of packaging materials.

[Developmental Background]


DNP

Samples of biomass packaging

As part of our environmental preservation efforts, DNP has been actively involved in the development of technologies aimed at reducing environmental waste, including downsizing the volume and weight of containers and packaging along with their recycling. The material performance of polylactic acids in the form of plastics extracted from corn and sweet potato has reached the practical application stage, and is being adopted in various quarters as a material with a low environmental impact burden. When using polylactic acids as packaging material, however, it has been difficult to apply the substance to products which are required to have a long shelf life, as these acids are inferior to petrochemical based packaging materials, which maintain barrier properties against oxygen and moisture, are both heat and impact resistant, at the same time as being easy to process.
Placed in a situation such as this, DNP has referred to the concept of biobased content *3 in order to promote the use of plastics derived from vegetable matter, and aimed for a practical application by adopting a format which uses polylactic acids in part of the packaging materials. In concrete terms, the company has successfully achieved the commercialization of biomass packaging materials, which fulfill the functional requirements of packaging materials by developing processing technologies for combining numerous vegetable and petrochemical based films, and compounding technologies for polylactic acid and petrochemical based materials. We, here, at DNP believe that these products will make major contributions to saving petrochemical resources and reducing carbon dioxide emissions by

the use of vegetable derived products in sections of the packaging materials, and reducing the global environmental impact.

[Biomass Packaging Material Summary]
The newly developed biomass packaging materials can be broadly divided into two types.

- **Packaging combining polylactic acid and petrochemical based materials**
  Packaging materials which keep to an absolute minimum the functional petrochemical based materials used to maintain barrier and endurance properties, while expanding as far as possible the use of polylactic acid based materials. Polylactic acid film and functional petrochemical based film are combined and processed for printing.
- **Packaging materials using compounds of polylactic acid and biodegradable petrochemical based materials**
  Packaging materials using raw materials including special compounds of polylactic acids and biodegradable petrochemical based materials which maintain similar thermal adhesion and strength properties as petrochemical based films.

The biobased content of both packaging materials is between 10% and 30%. Also, all these products have acquired the "biomass mark," a biomass derived product identification mark accredited by the Japan Organics Recycling Association (JORA,) under the jurisdiction of the Ministry of Agriculture, Forestry and Fisheries and the Ministry of the Environment, and have been adopted in products circulating in the market.

[Products Using Biomass Packaging Material]
Saraya Co., Ltd., [Pow] vegetable based detergent 1kg self standing bag
The packaging material substitute polylactic acid film for PET film in the surface layer of the 1kg bag of the eco-friendly vegetable based micro-powder detergent to achieve vegetable derived packaging materials alongside the organic contents. The packaging is designed to hold up against the 1kg weight of the contents, and is also endowed with anti-damp properties to protect the detergent from moisture.

External packaging for "UCC Super Aroma Aroma Rich," coffee from UCC UESHIMA COFFEE Co., Ltd
The packaging material, which serves as the external bagging for packaging containing multiple individually packed drip style coffee filters, substitutes polylactic acid for polypropylene as the surface layer material.

Tote bag for assorted materials related to the 61st National Sports Festival held in Hyogo prefecture
The packaging material was also used in the tote bag containing assorted distributed materials, including pamphlets, pertaining to **the 61st National Sports Festival** held in Hyogo prefecture between September 30 and October 10. (Made for the sponsor; Tasaki Shinju Co., Ltd.)

The packaging material uses raw materials of special compound polylactic acid and biodegradable petrochemical based materials in place of the original polyethylene, and is also endowed with the necessary thermal adhesion and strength properties necessary in a tote bag.

[Forward Looking Events]
DNP aims to provide products with a biobased content in excess of 50%, by applying barrier and heat resistant properties to plastic film using vegetable matter as a raw material, and developing improved thermal adhesive properties. Apart from soft packaging, the company also aims to pursue the use of biomass in all forms of packaging material, including molded goods, paper cups, and PET bottles, and to forge ahead with the technological developments that will make it possible to achieve the formation of a recycle oriented society, the conservation of petrochemical resources and reduction of carbon dioxide emissions.
DNP is aiming for sales of 200 million yen from biomass based products in the year ending March 31, 2008.

Biomass based "biomatic" packaging products were on display at the DNP booth at TOKYO PACK 2006 hosted by the Japan Packaging Institute at the Tokyo Big Sight between October 3 and October 7.

***1 Biomass**
The general term for organic resources derived from renewable vegetable matter. Unlike petroleum and coal, vegetable matter is a renewable, sustainable resource created from water and carbon dioxide from solar energy. At present, biomass is mainly produced from the starches in corn and sweet potatoes.
***2 Polylactic acids**
Starches are separated from corn and sweet potato, and then made into lactic acid via fermentation using degrading enzymes and lactic bacteria before being formed into compound plastics through the use of catalysts. The external appearance is the same as existing plastics, and the material can be processed into film, sheets, molded resins, fibers, and unwoven cloth.
***3 Biobased content**
The percentage weight of raw materials derived from vegetable matter contained in products, merchandize and/or plastics. (Sometimes displayed as a percentage of volume.) At present, there is a move to adopt biomass based materials which make use of as much vegetable content as possible, even while raw materials derived from vegetable matter are functionally inferior on some levels compared to existing petrochemical based materials, and need to be fortified by the use of some petrochemical materials.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. Production and distribution and the provision of specific services listed in this release may have already been curtailed. We apologize for any inconvenience.

For more information please contact:
E-mail: info@mail.dnp.co.jp

DNP Home Page

24

DNP

News Release

go to Japanese release

October 31, 2006

DNP to Construct New Cutting Edge Photomask Manufacturing Line at Kyoto Plant
- Strengthens Photomask Production System -

Dai Nippon Printing Co. Ltd. (DNP) will construct a cutting edge photomask manufacturing line compatible with 45nm semi-conductors in the grounds of an existing domestic photomask manufacturing plant in Kyoto. This new specialized line will specialize in providing compatibility with 45nm semi-conductors.

[Background]



In order to reply to consumer demand for high functionality, low power consumption, and ever smaller personal computers and office administration equipment, semi-conductor makers are engaged in the mass production of 90nm and 65nm semi-conductors and are putting major efforts into developing products compatible with next generation 45nm semi-conductors as they aim for higher density integration circuits that will allow them to further miniaturize circuit patterns.
Since commencing the manufacture of original circuit patterns for use in semi-conductors - photomasks - in 1961, DNP has consistently engaged in the development of cutting edge miniaturization processing technology, and has successfully grown to become a major manufacturer of industry leading photomasks. Apart from maintaining the top share in cutting edge 90nm and 65nm photomasks, DNP is also engaged in developing photomasks compatible with next generation 45nm semi-conductors.
DNP has so far conducted its cutting edge photomask development and manufacturing activities at the Kamifukuoka plant in Saitama, but has decided to introduce new facilities at its Kyoto plant in order to respond to anticipated increases in demand and disperse disaster risk.

[Overview of new plant]

The new plant is envisaged as a four storey steel frame earthquake proof structure designed to counter micro vibrations, with a building area of 1743m², total floor space of 5752m², complete with a class 1 environmental clean room. DNP will invest a total of 16 billion yen in the building, manufacturing facilities and incidental equipment. Construction is scheduled

to commence December 2006 with the facility set to come on line in January 2008.

With the construction of the new plant, DNP aims to supply photomasks compatible with 45nm semi-conductors to the domestic and international market from its two manufacturing bases at Kamifukuoka and Kyoto. And by strengthening supply systems, the company also aims to expand its share of the burgeoning market for leading and cutting edge photomasks.

[Sales target]

DNP anticipates sales from the new line of 7 billion yen in fiscal year 2008 rising to 12 billion yen in fiscal year 2010.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. Production and distribution and the provision of specific services listed in this release may have already been curtailed. We apologize for any inconvenience.

For more information please contact:
E-mail: info@mail.dnp.co.jp

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25

DNP

News
Release

go to Japanese release

November 07, 2006

DNP Develops First FeliCa Integrated ETC Card in Japan

Dai Nippon Printing Co. Ltd. (DNP) has developed Japan' s first FeliCa integrated Electronic Toll Collection (ETC) card, and has commenced shipment to Toyota Finance Corporation (Toyota Finance,) as an ETC card capable of using the contactless credit system "QUICPay."


ETC
TOYOTA
TS CUBIC
CARD
JCB

FeliCa integrated ETC card
"TOYOTA TS CUBIC CARD"

[Developmental background]
ETC card issuance is steadily rising, as can be seen from announcements emanating from the Organization for Road System Enhancement (ORSE,) highlighting the fact that the total number of ETC On Board Equipments in service had topped the 14 million figure by September 2006. There has been a shift to multi-functional cards and increased use of credit cards mounted with ETC functions, along with a recent expansion in the domain in which contactless credit cards and electronic money are used, all of which underscore increased needs to carry out such small payment with ETC cards.
High level heat resistance is required of on-board ETC cards, but with existing technology it has so far been difficult to apply

sufficient heat resistance to contactless smart cards comprised of multiple parts including the antenna. DNP developed the FeliCa integrated ETC card via the skilful adaptation of its existing technology in answer to the increase in such needs.

[Product Summary]

- Hybrid card with the high heat resistant qualities required of ETC cards, and using eco-friendly plastic film made from heat resistant treated polyester resin. It is also possible to perform the embossing, essential in credit cards.
- With the newly developed card, in addition to contact type credit card and ETC functions, it is also possible to make use of such FeliCa services as electronic money and contactless credit.

[Forward Looking Events]

DNP will promote the newly developed product to ETC card issuers, and aims for sales of 500 million yen in the year to March 31, 2008, rising to 3 billion yen in the three years to March 2010.

Toyota Finance has mounted the contactless credit system "QUICPay" on "TOYOTA TS CUBIC CARD," the ETC integrated credit card compatible with VISA, MasterCard and JCB.

* FeliCa is a contactless smart card technology developed by Sony Corporation
* FeliCa is a registered trade mark of Sony Corporation
* QUICPay is a registered trade mark of JCB Co., Ltd

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact:
E-mail: info@mail.dnp.co.jp

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26

(Translation)

FOR IMMEDIATE RELEASE

November 10, 2006

DAI NIPPON PRINTING CO., LTD.
(Yoshitoshi Kitajima, Chairman of the Board, President and CEO)
(Stock Code Number: 7912, First Section of TSE and OSE)

CONTACT:
Masayoshi Yamada
(Senior Managing Director)
Phone: +813-5225-8080

Announcement with Respect to Cancellation of Treasury Shares

Tokyo – November 10, 2006 – Dai Nippon Printing Co., Ltd. (the "Company") resolved at a meeting of its Board of Directors held today to cancel its treasury shares pursuant to Article 178 of the Company Law, as follows.

1.	Class of shares to be cancelled	Common stock of the Company
2.	Aggregate number of shares to be cancelled	10,000,000 shares (1.35% of the total issued and outstanding shares)
3.	Aggregate price of shares to be cancelled	¥16.5 billion
4.	Date of cancellation, as planned	November 21, 2006

(For Reference)

Total number of issued and outstanding shares after the cancellation	730,480,693 shares

27

(Translation)

FOR IMMEDIATE RELEASE

November 10, 2006

DAI NIPPON PRINTING CO., LTD.
(Yoshitoshi Kitajima, Chairman of the Board, President and CEO)
(Stock Code Number: 7912, First Section of TSE and OSE)

CONTACT:
Masayoshi Yamada
(Senior Managing Director)
Phone: +813-5225-8080

Announcement with Respect to Repurchase of the Company's Shares (Under the Provisions of its Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Company Law of Japan)

Tokyo – November 10, 2006 – Dai Nippon Printing Co., Ltd. (the "Company") resolved at a meeting of its Board of Directors held today to repurchase the Company's shares under Article 156, as applied pursuant to Article 165, Paragraph 3, of the Company Law, as follows.

1. Reason for repurchase of the Company's shares

   To implement capital policy responsive to changes in the Company's management environment

2. Details of Repurchase

(1)	Class of shares to be repurchased	Common stock of the Company
(2)	Aggregate number of shares to be repurchased	Up to 10 million shares (1.35% of the total issued and outstanding shares)
(3)	Aggregate price of shares to be repurchased	Up to ¥21 billion
(4)	Period of share repurchase	From November 13, 2006 to March 23, 2007
(5)	Method of repurchase	Open-market repurchase on the Tokyo Stock Exchange

(For Reference) Status of treasury shares held by the Company as of October 31, 2006

(1)	Number of the total issued and outstanding shares (excluding treasury stock)	705,623,538 shares
(2)	Number of treasury stock	34,857,155 shares

28

Dai Nippon Printing Co., Ltd. and Consolidated Subsidiaries

Selected Financial Data for the Half Year Ended September 30, 2006

*This note is a selected translation of the Japanese Financial Statements and is unaudited information.

As of September 30

(millions of yen except per share amount)

	2006	2005
Total assets	¥ **1,688,774**	¥ 1,617,552
Total stockholders' equity	**1,071,827**	1,037,679
Equity ratio	**63.5 %**	64.2 %
Book value per share (yen)	¥ **1,520.46**	¥ 1,451.23

Six months ended September 30

(millions of yen except per share amount)

	2006		2005	
Net sales	¥ **743,397**	**2.3 %**	¥ 726,527	6.4 %
Operating income	**47,869**	**(17.5) %**	58,021	(6.6) %
Ordinary income	**51,074**	**(12.7) %**	58,518	(7.2) %
Net income	**25,643**	**(7.8) %**	27,806	(1.1) %
Earnings per share (yen)				
primary	¥ **36.38**		¥ 38.89	
fully diluted	**-**		-	
Net Cash flows from operating activities	¥ **52,860**		¥ 51,184	
Net Cash flows from investing activities	¥ **(58,859)**		¥ (71,134)	
Net Cash used in financing activities	¥ **(16,742)**		¥ (11,578)	
Cash and cash equivalents	¥ **216,715**		¥ 262,728	

Actual results by business segment for six months ended September 30

(millions of yen)

		2006		2005	
Information Communication					
	Net sales	¥ **326,554**	**2.4 %**	¥ 318,749	4.2 %
	Operating income	**23,827**	**(1.3) %**	24,145	4.1 %
Lifestyle and Industrial Supplies					
	Net sales	¥ **249,381**	**6.0 %**	¥ 235,296	8.5 %
	Operating income	**18,769**	**1.0 %**	18,592	(0.3) %
Electronics					
	Net sales	¥ **137,875**	**(2.3) %**	¥ 141,073	7.0 %
	Operating income	**8,647**	**(53.8) %**	18,696	(20.1) %
Beverages					
	Net sales	¥ **34,075**	**(4.9) %**	¥ 35,817	10.7 %
	Operating income	**(186)**	**- %**	(467)	- %

Other Data for six months ended September 30

(millions of yen)

	2006	2005
Depreciation expenses	¥ **45,612**	¥ 39,098
R&D expenditures	¥ **14,500**	¥ 14,080

29

DNP

News Release

November 30, 2006

DNP Develops "G-Encoder Mark," the World's First Audio Watermark Technology for Mobile Phones

[go to Japanese release]

Dai Nippon Printing Co. Ltd. (DNP) has developed "G-Encoder Mark," an audio watermark technology for mobile phones, which allows the listener to extract data, including URL embedded in audio signals, by recording their clip.

[Background of development]

Electronic watermark technology was originally developed for identifying illegally copied multimedia files, typically using PCs. Embedding audio watermarks into frequency ranges used for public telephone lines makes detectable noises, owing to the highest sensibility of the human ear for these ranges, therefore, the conventional watermark technology could not work with mobile phones.

It was not possible to implement the extraction function of audio watermarks with downloadable application software into mobile phones. And even if the software could be embedded in the mobile phone, there were also problems related to shortages of the CPU performance for executing the function. The "G-Encoder Mark," developed by DNP has successfully managed to embed audio watermarks into audio signals, which can be extracted with mobile phones, exploiting the characteristics of 2-channel stereo audio while maintaining the quality of the original audio signals. The extraction of the audio watermark has been made possible by cooperating with a server, regardless of the performance capabilities of mobile phones.

[G-Encoder Mark Overview]

1. Audio Watermark Technology

The audio watermark data (up to a maximum of 80bps) are added to the L-channel signal of 2-channel stereo audio, while their canceling signal is added to the R-channel. By listening to

both channels at once, it makes possible to reproduce the almost original sound quality.
The audio watermark data are embedded at lower frequency ranges. Humans have weak senses of sound source direction for bass components, therefore three-dimensional acoustic sensitivity will not be disappeared by modifying between stereo channels. Moreover, the lower frequency components have robustness against signal processings, which means they will not be disappeared even if compressed or modulated.

2. Data Extraction Procedures

Let's suppose you record some sound clips on a mobile phone. After sending the recorded sound file by attaching an email, the server decodes the file and extracts the audio watermark from it, then returns the extracted results by a return mail. For example, in cases the data in the return mail text is a URL, it becomes possible to access that site directly on the phone.
With this mechanism, the server carries out all the necessary extraction processes, so there is no need for the performance capabilities of used mobile phone.

[Future Plans]

DNP will conduct field tests using this technology in the period between January and March 2007. From April 2007 the company aims to start a service of guiding consumers to sponsor websites and merchandise sites by embedded data, including URL, coupons and passwords through TV and radio broadcasting media and audio equipment in event halls, by delivering data to user mobile terminals such as cell phones. DNP plans to provide the technology as an ASP service from fiscal 2009, aiming for sales of approximately yen 500 million in the year to March 31, 2010. In order to promote this audio watermark technology, DNP will also approach mobile phone makers about the implementation of the technology into mobile phones in order to make possible to extract the audio watermarks without having to connect to a server.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact:
E-mail: info@mail.dnp.co.jp

DNP Home Page

30

DNP

News Release

December 18, 2006

DNP and Digital Domain Enter into Strategic Alliance Aimed at Producing Hollywood-level Digital Imagery from CAD Data

[go to Japanese release]

Dai Nippon Printing Co., Ltd. (DNP) and Digital Domain, Inc. (Digital Domain) of Venice, CA, are pleased to announce that the two companies have agreed to a non-exclusive strategic alliance aimed at producing dynamic photo-realistic digital animation imagery from Computer Aided Design (CAD) data for use in multiple marketing formats across all media, including print, Internet and TV commercials. This new service will commence December 18.

[Background and Objective of the Strategic Alliance]

Many manufacturers, including those involved in automobiles, transport machinery, heavy equipment, electrical equipment and housing, use CAD systems in product design and development. In recent years we have increasingly seen 3-dimensional Computer Graphics (CG) created from CAD data used to help advance preparations for promotional media across all formats, including print, Internet and TV commercials even before the underlying product has been completed. By using this technology, manufacturers and builders are able to avoid the tremendous expense of producing photo-ready prototypes to be used in marketing and product promotion. Forging an alliance with Digital Domain has made it possible for DNP to add dynamic photo-realistic digital animation imagery for use across all media formats, including TV commercials, to its existing line up of 3-dimensional CG services. This non-exclusive alliance also puts DNP in a position to provide a one-stop 3-dimensional CG service customized to client needs via the production of printed materials, interactive contents and moving images all from a single piece of CAD data.

This alliance with Digital Domain is the second such for DNP this year. Last April, DNP entered into a strategic alliance with Realtime Technology AG (RTT AG)* of Munich, Germany,

aimed at creating 3-dimensional CG from CAD data for use with interactive contents in sales promotion activities on the web or at sales outlets.

[Roles and Responsibilities under the Operational Alliance]

DNP Role

- To focus on Japanese domestic clients; providing CAD data based moving images in sales promotion activities, mainly for TV commercials.
- To take CAD data received from the client and perform the necessary processing to facilitate easier production of 3-dimensional CG before going on and producing basic data, including the setting of the surface texture before providing this to Digital Domain. Also, to produce stills for use with printed materials by adding such effects as background and reflected light to this basic data.

Digital Domain Role

- To produce Hollywood level digital imagery from basic 3-dimensional CG data prepared by DNP, by applying the company's world-leading skills in addition to compositing live action characters and/or backgrounds along with digital visual effects.
- Digital Domain will concentrate on its strengths to produce dynamic contents such scenes as driving newly designed automobiles, operating large scale prototype machinery and walking through not-yet-constructed condominiums.

[Future Developments]

DNP and Digital Domain will work together to provide a one-stop service for printed materials that make use of 3-dimensional CG, as well as moving images for exhibitions, Internet and TV commercials to a variety of industries in Japan. DNP is aiming for sales of yen 10 billion in the year to March 31, 2011.
Based on its strategic alliance with Digital Domain, DNP aims to answer the demands of its client companies that see value in "getting sales promotion activities underway even before the product has been completed," "using computer processing to produce images and production variations that it is not possible

to photograph," and "needing to lower overall sales promotion costs."

[Digital Domain, Inc.]
Founded in 1993, Digital Domain is an award-winning full-service digital studio and production company that creates special visual effects and other visual imagery for feature films, commercials and music videos. A pioneer in digital effects, Digital Domain's business units have been recognized with awards from the top industry organizations. In its 13-year history, Digital Domain has won five Academy Awards®: two for Best Visual Effects ("Titanic," "What Dreams May Come"); and three for Scientific and Technical Achievement for its proprietary imaging software. The company has also been nominated for three other Academy Awards® for Best Visual Effects ("Apollo 13," "True Lies," "I, Robot"). In addition, its excellence in digital imagery and animation has earned Digital Domain multiple British Academy (BAFTA) Awards, and Prix Arts Electronica and Prix Pixel INA awards.

Digital Domain's Commercials division provides digital imagery and animation for television commercials, working with the top commercial directors. Serving Fortune 100 companies, the division has built a reputation as an innovator and industry leader in television commercial production and is the largest and most-awarded creator of digital imagery in its field. To date, it has been awarded 34 Clio Awards, 22 AICP awards, 8 Cannes Lion Awards and numerous other advertising honors. The Commercials division has also produced multiple music videos working with artists that include The Rolling Stones, Faith Hill, Creed, Janet Jackson, Busta Rhymes, Bjork, Celine Dion, Michael Jackson and Nine Inch Nails, and has earned Grammy® and MTV "Music Video of the Year" Awards.

Digital Domain's D2 Software subsidiary was established to productize the software tools developed by Digital Domain, such as the company's Academy Award®-winning Nuke™ compositing package.

Using high-end digital software technology, Digital Domain capitalizes on the studio's extensive industry relationships and years of production experience to develop films of exceptional quality for an international audience. For more information, please see www.digitaldomain.com</A.

* RTT AG is engaged in visualization systems for interactive use. The company offers content solutions with the highest quality of realism to major clients around the world in

the automobile, consumer goods and aircraft industries.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact:
E-mail: info@mail.dnp.co.jp

DNP Home Page

31

DNP

News Release

December 19, 2006

DNP Commences Marketing "HRW-DSU01,"
a Desktop Type Compact IC tag Reader/Write

[go to Japanese release]

Dai Nippon Printing Co. Ltd. (DNP) has developed "HRW-DSU01," a desktop type compact IC tag reader/writer, and commenced marketing activities from December 19, 2006.

[Development Background]
IC tag systems which use wireless for purposes, including the identification of people and objects, are beginning to see uses in such settings as company manufacturing sites, and some public institutions (including libraries) and great expectations are held out for their further popularization as a technology capable of making corporate activities and day-to-day life flow more pleasantly. There have been demands, however, for low cost, compact IC tag reader/writers, in order to bring IC tag systems into settings closer to consumers, including offices and retail outlets.
And it was in response to these needs that DNP developed the compact IC tag reader/writer, HRW-DSU01.



Desktop type compact IC tag reader/writer

[Product Features and Specification]

Compact
As the IC tag reader/writer is more compact than existing models, the newly developed model is easy to place in such locations as an office desk or store shelves at retailers. It is also easy to install as the newly developed model can be used by connecting up with a PC using a USB cable. And as electricity is supplied by the USB, there is no need for an external power source.

Low Price
The new IC tag reader/writer has been successfully developed at approximately 1/2 the price of existing models.

Possible to Come up with Original Designs
The surface of the product is a photo frame, which can be used to hold your favorite photo or message card. The IC tag loading slot is positioned in the rear of the frame, meaning it can be used without compromising the surface photo frame design, even when inserting the IC tag or connections to PC security systems.

Carrier Frequency	13.56MHz (compatible with ISO 15693)
Communication Distance	50mm (when using a card size IC tag)
External Interface	USB 2.0 compatible
External Dimensions	100mm x 55mm x 28.5mm (body only)

Weight	80g (body only)
Others	Development support library as standard accessory

[Usage Examples]

This prodact can be used in broad-based settings, including security systems for administering PC users, promotional tools for installation at shop counters, admissions management at exhibitions, along with administering attendance at schools and private tutoring institutes.

[Marketing Channels and Sales Targets]

DNP will market the product direct or via sales agents using web sites. We aim for sales of 100 million yen in the year ending March 31, 2009 from the product as a stand alone and the application software.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact:
E-mail: info@mail.dnp.co.jp

DNP Home Page

32

DNP

NEC

December 26, 2006

Dai Nippon Printing and NEC Electronics Sign Memorandum of Agreement for Cooperation of Photomask Business

[go to Japanese release]

TOKYO, December 26, 2006 – Dai Nippon Printing Co., Ltd. ("DNP"), NEC Electronics Corporation ("NEC Electronics"), and NEC Electronics' wholly-owned subsidiary NEC Fabserve today announced that the three companies have agreed upon terms whereby DNP will purchase NEC Fabserve's photomask manufacturing and sales business. The transaction is expected to take place on June 1, 2007.

The terms of the agreement are as follows:

(1) NEC Fabserve will establish a new subsidiary company, to which it will transfer its existing photomask manufacturing and sales business. Ownership of the subsidiary will then be transferred to DNP.

(2) NEC Electronics will also transfer its photomask-related equipment to DNP.

(3) The three companies will continue to collaborate in photomask development and manufacturing.

Through this agreement, DNP will expand and strengthen its photomask business by enhancing development and manufacturing capabilities and increasing production volumes, while simultaneously lowering overall production costs. By consigning photomask manufacturing to DNP, a trusted partner with expertise in the industry, NEC Electronics aims to improve its competitiveness in the semiconductor industry.

The process technologies used in semiconductor manufacturing have witnessed rapid development in recent years. As trends toward miniaturization show no sign of stopping at the 45-

nanometer and 32-nanometer nodes, photomask development and successful volume production will be critical. However, the burden of development costs and capital investment is growing yearly, while the cost competitiveness for smaller production volumes is expected to drop sharply.

Given these conditions, the three companies believe that such an agreement was mutually beneficial, in light of their respective technical competencies.

DNP, NEC Electronics, and NEC Fabserve will continue to collaborate in developing and manufacturing photomask technology, to apply to their respective businesses.

About Dai Nippon Printing

Dai Nippon Printing (DNP) is one of the world's largest comprehensive printing companies and conducts a wide range of businesses, including publication printing, commercial printing, smart cards, business forms, networking and electronic components. The company is the top vendor of high-tech photomasks, produced by applying fundamental printing techniques and technologies. DNP accounts for about 22 percent of the world photomask market.

About NEC Electronics

NEC Electronics Corporation (TSE: 6723) specializes in semiconductor products encompassing advanced technology solutions for the high-end computing and broadband networking markets, system solutions for the mobile handset, PC peripherals, automotive and digital consumer markets, and platform solutions for a wide range of customer applications. NEC Electronics Corporation has 24 subsidiaries worldwide including NEC Electronics America, Inc. (www.am.necel.com) and NEC Electronics (Europe) GmbH (www.eu.necel.com). For additional information about NEC Electronics worldwide, visit www.necel.com.

About NEC Fabserve

NEC Fabserve, Ltd is a wholly-owned subsidiary of NEC Electronics, providing manufacturing support, establishing new process lines and others. The company is located at Sagamihara city, and its sales amount is about 18 billion yen in fiscal year 2005.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact:
E-mail: info@mail.dnp.co.jp

DNP Home Page

33

(Translation)

FOR IMMEDIATE RELEASE

January 19, 2007

DAI NIPPON PRINTING CO., LTD.
(Yoshitoshi Kitajima, Chairman of the Board, President and CEO)
(Stock Code Number: 7912, First Section of TSE and OSE)

CONTACT:
Masayoshi Yamada
(Senior Managing Director)
Phone: +813-5225-8080

Announcement with Respect to Open-Market Repurchase of the Company's Shares and Completion thereof (Under the Provisions of its Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Company Law of Japan)

Tokyo –January 19, 2007 – Dai Nippon Printing Co., Ltd. (the "Company") has repurchased its own shares at the open-market on the Tokyo Stock Exchange, under Article 156, as applied pursuant to Article 165, Paragraph 3 of the Company Law, as follows.

The Company has completed the repurchase of the Company's shares pursuant to the resolution at its meeting of the Board of Directors held on November 10, 2006.

Details of repurchase

1. Class of shares repurchased	Common stock of the Company
2. Period of share repurchase	From November 13, 2006 to January 18, 2007
3. Aggregate number of shares repurchased	10,000,000 shares
4. Aggregate price of shares repurchased	¥18,260,283,000
5. Method of repurchase	Open-market repurchase on the Tokyo Stock Exchange

(For Reference) Details of repurchase as resolved at the meeting of the Board of Directors held on November 10, 2006

• Class of shares to be repurchased	Common stock of the Company
• Aggregate number of shares to be purchased	Up to 10 million shares
• Aggregate price of shares to be repurchased	Up to ¥21 billion
• Period of share repurchase	From November 13, 2006 to March 23, 2007

34

DNP

News Release
January 22, 2007

DNP to Construct New Cutting Edge Photomask Plant in Taiwan
In line with Growing Demand from Asian Region

[go to Japanese release]

Dai Nippon Printing Co. Ltd. (DNP) will construct a new cutting edge photomask factory in the grounds of the Hsinchu Science Park in Hsinchu, Taiwan, aiming for the plant to commence operations from May 2008.
This new factory will help DNP stay abreast of demand mainly for 65nm photomasks, in the face of active semi-conductor production in Taiwan and the Asian region.



[Background]
Taiwan leads the world in the number of factories producing semi-conductors compatible with the latest 300mm wafers, and is a leading producer of cutting edge semi-conductors, with many producers expected to build new plant and factories. As a result, the Asian market for photomasks, including Taiwan, accounts for approximately 1/3 of the world market share, and is expected to maintain high growth rates.
DNP remains the industry leader, at present, having captured an overwhelming share in cutting edge 65nm photomasks. Many clients, however, have voiced a desire to see manufacturing and

support services based closer to home, in order to ensure stable supply and shorter lead times. And it was in answer to these demands that DNP decided to construct a new plant to cover the Asian region, which is forecast to see most of the expansion in demand for cutting edge 65nm photomasks.

[Overview of new plant]

The Hsinchu Science Park, where DNP is looking to construct its new factory, is known as the Silicon Valley of Taiwan, and is in a region which is home to many of Taiwan's representative high-tech companies. Since receiving permission to enter the Hsinchu Science Park on August 1, 2006, DNP has established DNP Photomask Technology Taiwan Co., Ltd., and forged ahead with preparations for the construction of the new factory. The new plant is envisaged as a five floor - one basement level and four floors above ground - steel frame earthquake proof structure designed to counter micro vibrations, with a building area of 2,829m^2, total floor space of 9,538m^2 and comes complete with a class 1 environmental clean room. Construction is scheduled to commence April 2007 with the facility set to come on line in May 2008. DNP will invest a total of 20 billion yen in the building, manufacturing facilities and incidental equipment.

The construction of the new factory adds a new manufacturing plant to the four existing domestic facilities located at Kamifukuoka in Saitama, Kisshoin in Kyoto, Kawasaki in Kanagawa, and Kitakami in Iwate, and the Agrate factory in Italy. By adding a new manufacturing base aimed at the Asian market, DNP aims to strengthen its photomask supply on a global basis, and expand its share of the market for 45nm and 65nm photomasks.

[Sales target]

DNP anticipates the new factory will commence mass production from September 2008, and is looking for sales of 5 billion yen in the first six months, rising to 12 billion yen in the year beginning April 1, 2009.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact:
E-mail: info@mail.dnp.co.jp

DNP Home Page

35

DNP

News Release

January 30, 2007

DNP Develops "Virtuagram Ver.2," a High Security 3-Dimensional Hologram

[go to Japanese release]

Dai Nippon Printing Co. Ltd. (DNP) has developed "Virtuagram Ver.2," a new type of hologram with increased security, whereby high definition images, including photographs, are attached to the surface of virtual objects, created by 3-dimensional computer graphics (CG.). DNP will commence marketing the updated product to security measures against forgery and counterfeiting from February 1, 2007.



Existing Virtuagram



Virtuagram Ver.2 single color



Virtuagram Ver.2 full color

[Background]

In recent years we have seen a surge in forged cash vouchers, credit cards and ID documents along with an increase in counterfeiting of various prominent brands, and companiés are sparing no efforts to come up with viable countermeasures.

v In addition to developing and marketing holograms'for use in security measures and sales promotion, DNP has applied for and successfully registered many hologram related patents, both here in Japan and overseas. "Virtuagram records 3-dimensional objects created with CG as hologram images, and is capable of displaying high resolution objects as holograms. Compared to existing holograms which are created by

photographing models, it is more difficult to forge DNP holograms, and as a result DNP holograms have been employed in a broad array of security purposes, including cash vouchers such as gift vouchers and merchandise coupons, in brand protection, and ID cards.
The newly developed "Virtuagram Ver.2" achieves marked improvements in security and design, which are increasingly in demand.

["Virtuagram Ver.2" Features]

- By adding a function capable of attaching high definition images, including photographs, to the surface of virtual object formats created by 3-dimensional CG, it is possible to display fine patterns and shading which could not have been achieved with existing holograms, making it easier to judge the authenticity of the object in question with just a glance.
- As CG are used to produce images, it is easy to insert hidden data into the images, including the minute micro text and patterns invisible (or barely visible to) the human eye used to prevent the forgery of stocks and bonds, which boosts the anti-counterfeiting impact as a result.
- Sophisticated digital processing is necessary in order to artificially generate the moiré fringes needed to reproduce hologram objects from object data created from 3-dimensional CG and the attached image data. This moiré fringe data is printed with the same electron lithography equipment used in the manufacture of photomasks for semi-conductors, and sophisticated technology and know-how is also necessary to produce the hologram original plate, making it extremely difficult t
- Full color or monochrome holograms can be produced to match specific usage and pricing guidelines. It is also possible to create 3-dimensional CG data.

[Virtuagram]
Existing holograms are made by manufacturing full scale models and photographing them with dedicated photo equipment. With Virtuagram, by recording 3-dimensional images created with CG as hologram images, it also becomes possible to record objects with complicated configurations or in complicated positional relationships, which it is difficult to create models out of. Also, as this is a manufacturing technique with low optical loss and noise, it is possible to produce high definition, high intensity holograms with flowing movements.

[Cost and Sales Targets]
"Virtuagram Ver.2" will sell for approximately 5 yen per monochrome (or full color) label type sheet on an 18mm x 18mm, 2 million unit lot basis.
DNP will actively market "Virtuagram Ver.2" as an anti-counterfeiting measure for cash vouchers, including gift vouchers and merchandise coupons, as well as credit cards, employee IDs and ID cards, along with brand protection uses, including automobile parts, precision components, OA supplies, cosmetics, apparel, accessories, domestic electric products, pharmaceuticals and software. We are aiming for sales of 3 billion yen over the next three years.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact:
E-mail: info@mail.dnp.co.jp

DNP Home Page

36

DNP

News Release

February 02, 2007

DNP Develops CAS for Video Content Aimed at Mobile Phones,
with digital rights management using UIM Card

[go to Japanese release]

Dai Nippon Printing Co. Ltd. (DNP) achieves another Japanese first, with the joint development along with Widevine Technologies Inc. of Seattle, WA *1 of a Conditional Access System (CAS) for video content with digital rights management using UIM cards *2.

[Developmental Background]
The use of video contents via mobile phones is expected to expand in line with the spread of such services as One Segment Broadcasting and high speed communications. In order to prevent piracy of the video content, a CAS is necessary to restrict usage permission to bona fide subscribers. Traditionally, CAS has been used to control access to programming for home-based televisions, and was comprised of an IC card used to identify the subscriber, and a set top box to unlock the access code. For obvious reasons, this equipment cannot be used with mobile phones, however, and vendors have been looking for new ways to apply CAS to mobile phones.
DNP exploited the technology know-how built up in the experience to supply UIM cards mounted on third generation mobile phones to Japanese mobile carriers since 2001, and developed the first CAS of its kind in Japan for use with video content on mobile phones.

[System Overview]

- The system developed consists of the following three components:
  - **Mobile handset:**
    Decrypts the encrypted contents received via the internet making it possible to view them. In the

absence of mobile phone with such functionality, a development board is used.

  - **UIM card:**
    Securely stores subscriber information. DNP installed a Java Card™ applet, developed in-house especially for this system, onto the DNP made Java Card™ "DNP Standard-J T".
  - **Video streaming server:**
    a device for distributing video contents over the network, as opposed to the development board with the inserted UIM card. The server supports both broadcast delivery [*3] and video-on-demand [*4] delivery.

- When a user changes his or her mobile phone, the user merely needs to transfer the UIM card to a new phone to carry over the video viewing rights.
- The system incorporates "Widevine Cypher® Mobile," a Digital Rights Management (DRM) technology developed by Widevine Technologies Inc.. Widevine Technologies has successfully marketed this product on a global basis.

[Future Developments]
Starting April 2007, DNP aims to begin development of a commercial version based on the system already developed. We aim for sales of 500 million yen per year by March 31, 2009. For the following year, we aim for sales of 5 billion yen, including sales to overseas market.

(*1) About Widevine Technologies, Inc.
Widevine is the leading provider of downloadable content protection and forensic solutions for IP video operators worldwide. Widevine enables telco, internet, mobile, cable and satellite service operators to generate new revenue opportunities through the secure distribution, identification and tracking of multimedia content.
Utilizing a combination of downloadable conditional access, digital rights management and digital copy protection techniques, Widevine enables operators to acquire and distribute premium studio content and, through unique patented technologies, reduce video related capital and operational expenditures. An innovator in the industry and holder of six patents, Widevine invented the renewable client security with the Cypher Virtual SmartCard-which today protects more IP video set top boxes, personal video recorders, PCs, portable media players and mobile devices in the industry than any other vendor.

Widevine is a privately held corporation headquartered in Seattle, WA, funded by Cisco Systems, Inc. (NASDAQ: CSCO), Charter Ventures, Constellation Ventures, DNP, PaceSetter Capital Group, Phoenix Partners, TELUS (NYSE: TU) and VantagePoint Venture Partners.
For more information see Widevine Technologies at www.widevine.com.

(*2) UIM cards:
a small IC card used to identify subscribers of mobile phones.

(*3) Broadcast delivery:
A format for delivering similar moving image contents at the same time to multiple receivers (mobile phones) in much the same way as television works.

(*4) Video-on-demand:
A format for offering specified moving image contents in line with user requests to multiple receivers (mobile phones.)

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact:
E-mail: info@mail.dnp.co.jp

DNP Home Page

37

Dai Nippon Printing Co., Ltd. and Consolidated Subsidiaries

Selected Financial Data for the Third Quarter ended Dec 31, 2006

*This note is a selected translation of the Japanese Financial Statements and is unaudited information.

As of December 31

(millions of yen except per share amount)

	2006	2005
Total assets	¥ 1,688,279	¥ 1,626,691
Total stockholders' equity	1,072,135	1,043,804
Equity ratio	63.5 %	64.2 %
Book value per share (yen)	¥ 1,529.24	¥ 1,480.59

Nine months ended December 31

(millions of yen except per share amount)

	2006		2005	
Net sales	¥ 1,151,036	3.0 %	¥ 1,117,793	6.4 %
Operating income	73,563	(20.0) %	91,960	(2.4) %
Ordinary income	77,515	(16.5) %	92,875	(2.7) %
Net income	40,695	(18.8) %	50,092	8.9 %
Earnings per share (yen)				
primary	¥ 57.77		¥ 70.19	
fully diluted	-		-	

Actual results by business segment for nine months ended December 31

(millions of yen)

		2006		2005	
Information Communication					
	Net sales	¥ 496,484	1.8 %	¥ 487,632	3.2 %
	Operating income	37,585	(0.0) %	37,587	3.0 %
Lifestyle and Industrial Supplies					
	Net sales	¥ 389,634	9.7 %	¥ 355,322	7.9 %
	Operating income	27,815	1.4 %	27,428	(2.8) %
Electronics					
	Net sales	¥ 215,685	(3.4) %	¥ 223,278	11.2 %
	Operating income	12,106	(60.8) %	30,909	(5.2) %
Beverages					
	Net sales	¥ 56,048	(3.4) %	¥ 58,049	6.5 %
	Operating income	763	93.8 %	393	(70.4) %

38

DNP

News Release

February 26, 2007

DNP Commences New Service Making it Possible to Use Net Cafe Based PCs as Advertising Media

[go to Japanese release]

Dai Nippon Printing Co. Ltd. (DNP) will, from April 2007, commence a unique service, which will facilitate the use of PCs installed at net cafes as advertising media.


DNP 大日本印刷
PC広告配信サービス

deliver advertisements and outlet messages on an individualized basis in the long thin window on the surface of the PC screen

[Developmental Background]
There were about 3,000 net cafes throughout Japan as of 2005, forming a business with a total market scope of approximately 200 billion yen. The prospects are for further smooth increases in this business going forward, amid forecasts for the number of outlets to reach about 5,400 by 2015, with an expanded market scope of approximately 400 billion yen.

DNP is focusing on the expansion of the net cafe business in Japan, and has developed an advertising delivery system with a high customer appeal impact, by uniformly controlling large

numbers of PCs at any given outlet, and using them as an advertising medium. This is an advertising delivery service which uses "AD-POWERs" the unique PC grid system developed by DNP. In addition to developing net cafes which carry advertising, and recruiting advertisers through advertising agencies, DNP will also provide a comprehensive advertising service with links to existing in-store advertisements.

[Service Summary]
The newly marketed service controls all the PCs connected to a specific Local Area Network (LAN,) and delivers advertising and messages related to the outlet in question on an individual basis to the long thin window at the top of the PC being used in a given space or outlet. It is also possible to achieve displays with a sense of unified rhythm or movement, by linking multiple PCs installed in a common space and delivering a single advertisement in a continuous fashion, so that it appears to flow from the PC at the extreme right of any given set up to that at the extreme left.

Unlike existing banner advertising used on websites, with the new DNP service it is possible to achieve active communication with consumers, as this service makes it possible to use a variety of computer based functions including activating games, and reproducing music.

[User Merits]

- **Merits to Advertisers**
  As it is possible to deliver advertising with a high customer appeal by focusing on consumers in their high-teens to mid-30s which is the user group that frequents net cafes, advertisers can look forward to high click through rates (CTR.) It is also possible to engage in projects aimed at promoting buying motivation by running affiliated campaigns between specific outlets and advertisers, including offering on-site samples to consumers who reply to surveys or questionnaires. Standard banner advertising can also be used in its existing format, and as a result it is possible to rein in contents production costs.
- **Merits to Participating Net-cafes**
  As it is possible to use existing facilities, advertising revenue can be gained without incurring any fresh costs. By using screen based advertising space to display messages from specific outlets, it is possible to activate

communication with users, by providing inter-active services including accepting drink orders, and running surveys and questionnaires.

[Demonstrations]
DNP carried out service demonstrations from February 24, at the comics and internet cafe Aprecio Ginza, along with the outlets at Lala-port Toyosu, Shinjuku Hygeia, Hachioji and Toyocho, and plans to steadily unfold the service at the 90 Aprecio outlets throughout Japan. Some 15 companies participated in the demonstrations as advertisers.

[Activities Going Forward]
In addition to expanding the number of net-cafes participating in the service, DNP also plans to promote the adoption of the service by businesses holding large numbers of PCs, including mass merchandisers of domestic electric goods, by linking together multiple PCs and taking advantage of rhythmic advertising delivery functions.

DNP forecasts sales from the new service of 100 million yen in the year beginning April 1, and 1.5 billion yen over the three years to the end of March 2010.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact:
E-mail: info@mail.dnp.co.jp

DNP Home Page

39

(Translation)

FOR IMMEDIATE RELEASE

March 22, 2007

DAI NIPPON PRINTING CO., LTD.
(Yoshitoshi Kitajima, Chairman of the Board, President and CEO)
(Stock Code Number: 7912, First Section of TSE and OSE)

CONTACT:
Masayoshi Yamada
(Senior Managing Director)
Phone: +813-5225-8080

Announcement with Respect to Revisions with respect to Dividend Forecast for the Fiscal Year ending March 31, 2007

Tokyo - March 22, 2007 – Dai Nippon Printing Co., Ltd. (the "Company") resolved at a meeting of its Board of Directors today to revise upward its year-end per share dividend forecast for the fiscal year ending March 31, 2007.

1. Reason for the dividends forecast revision

The Company distributes dividends with a view to maintaining consistent distribution to our shareholders as well as by taking into account the Company's business results, trends of dividend distribution and demand in capitals, among other things. In response to the consistent support we have received from our shareholders, the Company will increase the year-end dividend from 13 Yen (the year-end dividend amount as previously forecasted) by 6 yen to 19 Yen. Since the Company has paid the interim dividend of 13 Yen, the annual dividend amount for this fiscal year will be 32 yen.

The Company will propose this upward revision at its ordinary general meeting of shareholders scheduled to take place at the end of June 2007.

2. Details of the revision

	Interim	Year-end	Annual
Previous forecast (as of November 10, 2006)	—	13.0 Yen	26.0 Yen
Current revised forecast	—	19.0 Yen	32.0 Yen
Distribution in this fiscal year as of today	13.0 Yen	—	—
Distribution in the previous fiscal year ended March 31, 2006	12.0 Yen	14.0 Yen	26.0 Yen

END

40

(Translation)

FOR IMMEDIATE RELEASE

March 22, 2007

DAI NIPPON PRINTING CO., LTD.
(Yoshitoshi Kitajima, Chairman of the Board, President and CEO)
(Stock Code Number: 7912, First Section of TSE and OSE)

CONTACT:
Masayoshi Yamada
(Senior Managing Director)
Phone: +813-5225-8080

Announcement with Respect to Repurchase of the Company's Shares (Under the Provisions of its Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Company Law of Japan)

Tokyo – March 22, 2007 – Dai Nippon Printing Co., Ltd. (the "Company") resolved at a meeting of its Board of Directors held today to repurchase the Company's shares under Article 156, as applied pursuant to Article 165, Paragraph 3, of the Company Law, as follows.

1. Reason for repurchase of the Company's shares

   To implement capital policy responsive to changes in the Company's management environment

2. Details of Repurchase

(1) Class of shares to be repurchased	Common stock of the Company
(2) Aggregate number of shares to be repurchased	Up to 25 million shares (3.42% of the total issued and outstanding shares)
(3) Aggregate price of shares to be repurchased	Up to ¥54 billion
(4) Period of share repurchase	From March 23, 2007 to July 31, 2007
(5) Method of repurchase	Open-market repurchase on the Tokyo Stock Exchange

(For Reference) Status of treasury shares held by the Company as of February 28, 2007

(1) Number of the total issued and outstanding shares (excluding treasury stock)	695,578,902 shares
(2) Number of treasury stock	34,901,791 shares

41

DNP

News Release

March 28, 2007

DNP RECEIVES INTEL'S PREFERRED QUALITY SUPPLIER AWARD

[go to Japanese release]

TOKYO, Japan, March 27, 2007 - Dai Nippon Printing Co., Ltd. (DNP) was named a recipient of Intel Corporation's Preferred Quality Supplier (PQS) award for outstanding performance in providing products and services deemed essential to Intel's success. The company was recognized for its efforts in supplying Intel with photomasks. DNP and 43 additional PQS award winners will be honored at a celebration in Burlingame, California on March 27.

"DNP is extremely honored and proud to be awarded Intel's prestigious PQS Supplier award for 2006. DNP has been working very closely with Intel for many years and is committed to the SCQI program. Despite the challenging nature of advanced photomask technologies, the pursuit of the award helps us to improve our technology and process to the benefit of both Intel and DNP," said Kouichi Takanami, senior management director, member of the board, DNP.

"DNP has delivered excellent mask support to Intel as a technology partner, second source mask supplier, and business continuity provider," said Chiang Yang, vice president, Technology and Manufacturing Group, and director of technology, Intel Mask Operations. "Winning Intel's PQS award represents DNP's commitment to excellence and continuous improvement. We truly appreciate DNP's results orientation and customer focus and want to congratulate them for receiving this award."

The PQS award is part of Intel's Supplier Continuous Improvement (SCQI) process that encourages suppliers to strive for excellence and continuous improvement. To qualify for PQS

status, suppliers must score 80 percent on a report card that assesses performance and ability to meet cost, quality, availability, delivery, technology and responsiveness goals. Suppliers must also manage and deliver on a challenging improvement plan and a quality systems assessment. Additional information about the SCQI program is available at **http://supplier.intel.com/quality/**

Intel will also recognize PQS award winners on March 27, 2007 with an advertisement in the U.S., Europe, and Asian editions of The Wall Street Journal.

About DNP
Dai Nippon Printing (DNP) is one of the world's largest comprehensive printing companies and conducts a wide range of businesses, including publication printing, commercial printing, smart cards, business forms, networking and electronic components. The company is the top vendor of high-tech photomasks, produced by applying fundamental printing techniques and technologies. DNP accounts for about 22 percent of the world photomask market. DNP has over 35,000 employees and its net sales in fiscal year ended March 31, 2006, were over 1.5075 trillion yen. For more information on DNP, please visit our website at **http://www.dnp.co.jp/** .

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact:
E-mail: info@mail.dnp.co.jp

DNP Home Page

42

(Translation)

FOR IMMEDIATE RELEASE

April 2, 2007

DAI NIPPON PRINTING CO., LTD.
(Yoshitoshi Kitajima, Chairman of the Board, President and CEO)
(Stock Code Number: 7912, First Section of TSE and OSE)

CONTACT:
Masayoshi Yamada
(Senior Managing Director)
Phone: +813-5225-8080

Announcement with Respect to Open-Market Repurchase of the Company's Shares (Under the Provisions of its Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Company Law of Japan)

Tokyo – April 2, 2007 – Dai Nippon Printing Co., Ltd. (the "Company") has repurchased the Company's shares at the open-market on the Tokyo Stock Exchange, under Article 156, as applied pursuant to Article 165, Paragraph 3 of the Company Law, as follows.

Details of Repurchase

1. Date of repurchase	March 23, 2007
2. Aggregate number of shares repurchased	658,000 shares
3. Aggregate price of shares repurchased	¥1,214,947,000
4. Method of repurchase	Open-market repurchase on the Tokyo Stock Exchange

(For Reference) Details of repurchase as resolved at the meeting of the Board of Directors held on March 22, 2007

• Class of shares to be repurchased	Common stock of the Company
• Aggregate number of shares to be repurchased	Up to 25 million shares (3.42% of the total issued and outstanding shares)
• Aggregate price of shares to be repurchased	Up to ¥54 billion
• Period of share repurchase	From March 23, 2007 to July 31, 2007
• Method of repurchase	Open-market repurchase on the Tokyo Stock Exchange

Total number of the Company's shares repurchased by the Company, after the above resolution of the Board of Directors and until March 23, 2007

• Aggregate number of shares repurchased	658,000 shares
• Aggregate price of shares repurchased	¥1,214,947,000

43

DNP

News Release

April 17, 2007

DNP Photo Marketing Launches "CENTURIA Film" Series of Color Negative Film
High Resolution Quality for All

[go to Japanese release]

DNP Photo Marketing Co., Ltd., a wholly owned subsidiary of Dai Nippon Printing Co. Ltd. (DNP) will, from late May, launch the "CENTURIA Film" series of color negative film for cameras using silver halide film*

The "CENTURIA Film" series comes in a line up of three photographic sensitivity levels – ISO100, ISO200, and ISO400, all of which boast high quality, and can be used in response to various photographic needs from those of beginners all the way up to the expert.

[Product Summary]

1. Product Name - "CENTURIA Film" Series (Three types)

CENTURIA 100	CENTURIA 200	CENTURIA 400

2. Features

* **CENTURIA 100 – Excellent performance for portrait or landscape photography**
  This fine-grained ISO100 film provides sharp reproduction of even the smallest details. The results are vivid, with minimal blurriness and beautiful color reproduction, even in backlit shots, such as commonly occur outdoors, or shots in which the subject is underexposed due to a bright background.
* **CENTURIA 200 –Excellent picture quality with plenty of sensitivity to spare**
  This ISO200 film delivers outstanding photos both in outdoor shots, as you'd expect, and also when using a flash. It combines high effective sensitivity with fine-grained detail, making it suitable for photography under a wide variety of conditions. Stable color balance means that the full range of hues come through looking bright and fresh.
* **CENTURIA 400 –Unmatched ease of use in any setting**
  This ISO400 film combines ease of use and superior picture

quality. Its high sensitivity is matched by superb fine-grained detail, so you'll get sharp, beautiful photos shooting outdoors during the day, indoors, or at right. It is suitable for a very wide range of settings and produces consistently excellent results regardless of the shooting location or conditions.



CENTURIA
100
DNP
24
CENTURIA
24
200
CENTURIA
400
CENTURIA
DNP

"CENTURIA Film" Series (Three types)

[Price and Launch Date]

		Manufacturers List Price (Exclusive of tax)
CENTURIA 100	135 mm, 24 exposures, sold individually	Yen 420
CENTURIA 100	135 mm, 36 exposures, sold individually	Yen 570
CENTURIA 200	135 mm, 24 exposures, sold individually	Yen 566
CENTURIA 200	135 mm, 36 exposures, sold individually	Yen 776
CENTURIA 400	135 mm, 24 exposures, sold individually	Yen 575
CENTURIA 400	135 mm, 36 exposures, sold individually	Yen 785

To be launched from late May. **Please note that the prices indicated above are applied for Japanese market only.**

(*) Silver halide film refers to a format whereby the film is exposed to photo-sensitized materials including silver halide and coloring agents on the surface of the support medium. "Silver halide film prints" are photo prints produced via developing processes using the aforementioned format.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact:
E-mail: info@mail.dnp.co.jp

DNP Home Page

44

(Translation)

FOR IMMEDIATE RELEASE

April 27, 2007

DAI NIPPON PRINTING CO., LTD.
(Yoshitoshi Kitajima, Chairman of the Board, President and CEO)
(Stock Code Number: 7912, First Section of TSE and OSE)

CONTACT:
Masayoshi Yamada
(Senior Managing Director)
Phone: +813-5225-8080

Announcement with Respect to Open-Market Repurchase of the Company's Shares (Under the Provisions of its Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Company Law of Japan)

Tokyo – April 27, 2007 – Dai Nippon Printing Co., Ltd. (the "Company") has repurchased the Company's shares at the open-market on the Tokyo Stock Exchange, under Article 156, as applied pursuant to Article 165, Paragraph 3 of the Company Law, as follows.

Details of Repurchase

1. Date of repurchase	From April 2, 2007 to April 24, 2007
2. Aggregate number of shares repurchased	8,384,000 shares
3. Aggregate price of shares repurchased	¥16,082,365,000
4. Method of repurchase	Open-market repurchase on the Tokyo Stock Exchange

(For Reference) Details of repurchase as resolved at the meeting of the Board of Directors held on March 22, 2007

• Class of shares to be repurchased	Common stock of the Company
• Aggregate number of shares to be repurchased	Up to 25 million shares (3.42% of the total issued and outstanding shares)
• Aggregate price of shares to be repurchased	Up to ¥54 billion
• Period of share repurchase	From March 23, 2007 to July 31, 2007
• Method of repurchase	Open-market repurchase on the Tokyo Stock Exchange

Total number of the Company's shares repurchased by the Company, after the above resolution of the Board of Directors and until April 24, 2007

• Aggregate number of shares repurchased	9,042,000 shares
• Aggregate price of shares repurchased	¥17,297,312,000

45

FY2007 Consolidated Financial Data

(Year ended March 31, 2007)

May 11, 2007

Company name	:	**Dai Nippon Printing Co., Ltd.** (URL http://www.dnp.co.jp)
Stock exchanges on which shares are listed	:	First Sections of Tokyo Stock Exchange and Osaka Securities Exchange
Stock code number	:	7912
Company representative	:	Yoshitoshi Kitajima, Chairman of the Board, President and Chief Executive Officer
Contact person	:	Masayoshi Yamada, Senior Managing Director +813-5225-8080
Expected date of ordinary general meeting of shareholders	:	June 28, 2007
Expected commencement date of dividend payment	:	June 29, 2007
Expected date of filing of annual securities report	:	June 28, 2007

1. Consolidated Operating Results of FY2007 (April 1, 2006 through March 31, 2007)

(1) Consolidated Financial Results (Amounts less than one million yen are truncated.)

	Net sales		Operating income		Ordinary income	
	Yen in millions	%	Yen in millions	%	Yen in millions	%
FY2007	**¥1,557,802**	**3.3**	**¥96,144**	**(20.3)**	**¥101,348**	**(18.7)**
FY2006	¥1,507,505	5.8	¥120,669	0.1	¥124,715	3.5

	Net income		Net income per share	Fully diluted net income per share	Return on equity	Ratio of ordinary income to total assets	Ratio of operating income to net sales
	Yen in millions	%	Yen		%	%	%
FY2007	**¥54,841**	**(15.9)**	**¥78.10**	-	**5.1**	**6.0**	**6.2**
FY2006	¥65,187	8.8	¥91.23	-	6.3	7.6	8.0

(Figures in % represent the increase (decrease) in the ratio on a year-on-year basis for the full year.)

(Reference) Gains and losses on investment accounted for under equity method

FY2007 : (¥99 million)

FY2006 : ¥442 million

(2) Consolidated Financial Position

	Total assets	Net assets	Equity ratio	Net assets per share
	Yen in millions	Yen in millions	%	Yen
FY2007	**¥1,700,250**	**¥1,099,439**	**63.0**	**¥1,544.02**
FY2006	¥1,662,377	¥1,063,308	64.0	¥1,507.90

(Reference) Stockholders' equity

FY2007 : ¥1,071,897 million

FY2006 : ¥ -

(3) Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of fiscal year
	Yen in millions	Yen in millions	Yen in millions	Yen in millions
FY2007	**¥123,010**	**(¥150,717)**	**(¥42,589)**	**¥170,488**
FY2006	¥141,673	(¥151,780)	(¥46,712)	¥239,221

2. Dividends

Record date	Annual dividend per share	Interim	Year end	Total dividend paid	Payout ratio (consolidated)	Dividend on equity ratio (consolidated)
	Yen	Yen	Yen	Yen in millions	%	%
FY2007	**¥32.00**	**¥13.00**	**¥19.00**	**¥22,376**	**41.0**	**2.1**
FY2006	¥26.00	¥12.00	¥14.00	¥18,468	28.5	1.8
FY 2008 (Projected)	32.00	16.00	16.00	-	44.9	-

3. Projected Consolidated Operating Results for FY2008 (April 1, 2007 through March 31, 2008)

	Net sales		Operating income		Ordinary income		Net income		Net income per share
	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen
FY2008 Interim	¥795,000	6.9	¥40,000	(16.4)	¥42,000	(17.8)	¥21,500	(16.2)	¥30.97
FY2008	¥1,660,000	6.6	¥87,000	(9.5)	¥91,500	(9.7)	¥49,500	(9.7)	¥71.30

(Figures in % represent the increase (decrease) in the ratio on a year-on-year basis for the full year and the ratio for the corresponding interim period of the previous year.)

4. Other

(1) Changes in significant subsidiaries during the fiscal year
(changes in specified subsidiaries resulting from the change in consolidation scope) : None

(2) Changes in accounting principles, procedures, and presentation with respect to the preparation of the consolidated financial statements
(those to be described in the section with respect to significant issues as basis of preparation of consolidated financial statements)

① Changes resulting from any amendments to accounting standards, etc. : Yes

② Any other changes than changes referred to in ① above : None

(Note) For details, please see p. 15 "Basis of Presentation and Significant Accounting Policies")

(3) Shares issued and outstanding (common shares)

① The number of shares issued and outstanding at the end of fiscal year (including treasury shares) : FY2007 730,480,693
: FY2006 740,480,693

② The number of treasury shares at the end of fiscal year : FY2007 36,254,522
: FY2006 35,508,592

(Note) For the number of shares used as the basis for calculating the net income per share (consolidated) for the fiscal year, please see p. 21 "Per share information."

(Reference) Overview of nonconsolidated operating results

1. Nonconsolidated Operating Results for FY2007 (April 1, 2006 through March 31, 2007)

(1) Nonconsolidated Financial Results

(Figures in % represent the increase (decrease) in the ratio on a year-on-year basis)

	Net sales		Operating income		Ordinary income	
	Yen in millions	%	Yen in millions	%	Yen in millions	%
FY2007	**¥1,162,244**	**(1.8)**	**¥41,059**	**(21.4)**	**¥57,799**	**(12.8)**
FY2006	¥1,183,731	2.4	¥52,227	7.5	¥66,319	10.9

	Net income		Net income per share	Fully diluted net income per share
	Yen in millions	%	Yen	
FY2007	**¥33,705**	**(13.4)**	**¥47.95**	-
FY2006	¥38,921	34.3	¥54.28	-

(2) Nonconsolidated Financial Position

	Total assets	Net assets	Equity ratio	Net assets per share
	Yen in millions	Yen in millions	%	Yen
FY2007	**¥1,431,131**	**¥864,155**	**60.4**	**¥1,243.53**
FY2006	¥1,423,240	¥883,464	62.1	¥1,251.59

(Reference) Stockholders' equity
FY2007 : ¥864,155 million
FY2006 : ¥ -

2. Projected Nonconsolidated Operating Results for FY2008 (April 1, 2007 through March 31, 2008)

	Net sales		Operating income		Ordinary income		Net income		Net income per share
	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen
FY2008 Interim	¥585,000	3.2	¥18,000	(22.6)	¥25,500	(21.0)	¥13,000	(20.0)	¥18.71
FY2008	¥1,228,000	5.7	¥39,000	(5.0)	¥54,500	(5.7)	¥29,500	(12.5)	¥42.45

(Figures in % represent the increase (decrease) in the ratio on a year-on-year basis for the full year and the ratio for the corresponding interim period of the previous year.)

* Narrative descriptions and other special comments in relation to the adequate use of the forecast for operating results

The forecast above contains descriptions in relation to forward looking statements as of the date of the issuance of this data, based on assumptions, outlooks, and plans in relation to the future. Please note that actual operating results may differ from the forecast figures described in the forecast as a result of any of risks and uncertainties related to the economic environment surrounding the businesses of the Company, market trends and fluctuations of foreign currencies.

4. Consolidated Financial Statements

Consolidated Balance Sheets

(yen in millions)

	FY2007 (As of March 31, 2007)	FY2006 (As of March 31, 2006)	Increase (decrease)
(Assets)			
Current assets:			
Cash and deposit	¥ 195,595	¥268,334	(¥72,739)
Trade receivables	477,157	436,331	40,826
Securities	9,992	6,797	3,195
Inventories	95,246	76,485	18,761
Deferred tax assets	14,216	13,333	883
Other current assets	13,275	10,962	2,313
Allowance for doubtful accounts	(5,209)	(7,118)	1,909
Total current assets	800,273	805,127	(4,854)
Fixed assets:			
Buildings	203,452	175,854	27,598
Machinery and equipment	246,594	220,734	25,860
Land	124,915	119,399	5,516
Construction in progress	34,125	30,532	3,593
Other property, plant and equipment	26,694	22,445	4,249
Net property, plant and equipment	635,783	568,965	66,818
Intangible fixed assets			
Software	18,008	15,615	2,393
Other intangible fixed assets	7,271	5,838	1,433
Total intangible fixed assets	25,280	21,453	3,827
Investments and other assets			
Investment securities	194,197	224,503	(30,306)
Long-term loans receivables	3,451	7,714	(4,263)
Deferred tax assets	8,448	6,510	1,938
Other investments and other assets	42,831	39,597	3,234
Allowance for doubtful accounts	(10,016)	(11,496)	1,480
Total investments and other assets	238,912	266,830	(27,918)
Total fixed assets	899,976	857,249	42,727
Total assets	¥1,700,250	¥1,662,377	¥37,873

(yen in millions)

	FY2007 (As of March 31, 2007)	FY2006 (As of March 31, 2006)	Increase (decrease)
(Liablities)			
Current liabilities			
Trade payables	¥337,590	¥311,567	¥26,023
Short-term bank loans	9,511	11,654	(2,143)
Current portion of long-term debt	3,120	2,620	500
Income taxes payable	18,034	28,169	(10,135)
Allowance for bonuses	18,338	17,303	1,035
Allowance for compensation for damages	2,400	-	2,400
Other current liabilties	93,378	81,568	11,810
Total current liabilities	482,373	452,883	29,490
Long-term liabilities			
Corporate bonds and debentures	50,000	50,000	-
Long-term debt	6,597	3,719	2,878
Deferred tax liabilities	5,546	6,116	(570)
Allowance for retirement benefits	55,275	58,447	(3,172)
Other long-term liabilities	1,016	3	1,013
Total long-term liabilities	118,436	118,287	149
Total liabilities	600,810	571,170	29,640
Minority interests	-	27,898	-
Stockholders' equity			
Common stock	-	114,464	-
Capital surplus	-	144,908	-
Retained earnings	-	806,446	-
Unrealized gain on available-for-sale securities	-	55,489	-
Foreign currency translation adjustments	-	(549)	-
Treasury stock	-	(57,450)	-
Total stockholders' equity	-	1,063,308	-
Total liabilities, minority interests and stockholders' equity	-	¥1,662,377	-

(yen in millions)

	FY2007 (As of March 31, 2007)	FY2006 (As of March 31, 2006)	Increase (decrease)
(Net assets)			
Stockholders' equity			
Common stock	¥114,464	-	-
Capital surplus	144,898	-	-
Retained earnings	828,707	-	-
Treasury stock	(60,594)	-	-
Total stockholders' equity	1,027,475	-	-
Difference of appreciation and conversion			
Unrealized gain on available-for-sale securities corporate bonds and debentures	41,331	-	-
Gain (loss) on deferred hedging	(3)	-	-
Foreign currency translation adjustments	3,093	-	-
Total difference of appreciation and conversion	44,421	-	-
Minority interests	27,542	-	-
Total net assets	1,099,439	-	-
Total liabilities and net assets	¥1,700,250	-	-

Consolidated Statements of Income

(yen in millions)

	FY2007 (April 1, 2006 through March 31, 2007)	FY2006 (April 1, 2005 through March 31, 2006)	Increase (decrease)
Net sales	¥1,557,802	¥1,507,505	¥50,297
Cost of sales	1,268,072	1,202,159	65,913
Gross profit	289,730	305,345	(15,615)
Selling, general and administrative expenses	193,585	184,676	8,909
Operating income	96,144	120,669	(24,525)
Non-operating income			
Interest and dividend income	3,785	2,727	1,058
Equity in gains (losses) of associated companies	-	442	(442)
Other non-operating income	6,807	6,501	306
Total non-operating income	10,592	9,670	922
Non-operating expenses			
Interest expenses	1,307	1,323	(16)
Equity in losses of associated companies	99	-	99
Othr non-oeprating expenses	3,982	4,301	(319)
Total non-operating expenses	5,389	5,624	(235)
Ordinary income	101,348	124,715	(23,367)
Extraordinary gains			
Gain on sales of property, plant and equipment	712	3,095	(2,383)
Gain on sales of investment securities	10,162	3,713	6,449
Reversal of allowance for doubtfull accounts	343	411	(68)
Other extraordinary gains	3	127	(124)
Total extraordinary gains	11,221	7,347	3,874
Extraordinary losses			
Loss on sales and disposal of property, plant and equipment	5,848	4,993	855
Impairment loss	1,282	7,346	(6,064)
Loss on sales of investment securities	2,120	33	2,087
Loss on revaluation of investment securities	384	1,650	(1,266)
Allowance for retirement benefits	-	1,809	(1,809)
Loss on compensation for damages and allowance for compensation for damages	3,323	-	3,323
Payment of special retirement benefits	-	716	(716)

Other extraordinary losses	660	872	(212)
Total extraordinary losses	13,620	17,422	(3,802)
Income before income taxes and minority interests	98,950	114,639	(15,689)
Income taxes - current	36,858	47,550	(10,692)
Income taxes - deferred	6,149	514	5,635
Minority interests	1,099	1,386	(287)
Net income	¥54,841	¥65,187	(¥10,346)

Consolidated Statements of Appropriation of Retained Earnings

(yen in million)

	FY2006 (April 1, 2005 through March 31, 2006)
Capital surplus	
Balance at beginning of fiscal year	¥144,905
Increase	3
Net gain on disposal of treasury stock	3
Balance at end of fiscal year	¥144,908
Retained earnings	
Balance at beginning of fiscal year	¥774,652
Increase	65,187
Net income	65,187
Decrease	33,393
Cash dividends	18,251
Bonuses to directors	271
Cancellation of treasury stock	14,870
Balance at fiscal year end	¥806,446

Consolidated Statements of Stockholders' Equity and Consolidated Statements of Changes in Net Assets

FY2007 (April 1, 2006 to March 31, 2007) (yen in millions)

	Stockholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31,2006	**¥114,464**	**¥144,908**	**¥806,446**	**(¥57,450)**	**¥1,008,369**
Changes in the consolidated fiscal year					
Distribution of surplus from appropriation of retained earnings			(9,879)		(9,879)
Distribution of surplus			(9,173)		(9,173)
Directors' bonuses from appropriation of retained earnings			(283)		(283)
Net income			54,841		54,841
Changes in the scope of consolidation			3,236		3,236
Repurchase of the Company's stock				(19,663)	(19,663)
Disposal of treasury stock		2		24	26
Cancellation of treasury stock		(12)	(16,482)	16,495	—
Net changes of items other than shareholders' equity					—
Total changes during the consolidated fiscal year	**—**	**(10)**	**22,260**	**(3,143)**	**19,106**
Balance as of March 31,2007	**¥114,464**	**¥144,898**	**¥828,707**	**(¥60,594)**	**¥1,027,475**

	Difference of appreciation and conversion				Minority interests	Total net assets
	Net unrealized gains on securities	Gains and losses on deferred hedging	Foreign currency translation adjustments	Total		
Balance as of March 31,2006	**¥55,489**	**—**	**(¥549)**	**¥54,939**	**¥27,898**	**¥1,091,207**
Changes in the consolidated fiscal year						
Distribution of surplus from appropriation of retained earnings						(9,879)
Distribution of surplus						(9,173)
Directors' bonuses from appropriation of retained earnings						(283)

Net income						54,841
Change in the scope of consolidation						3,236
Repurchase of the Company's stock						(19,663)
Disposal of treasury stock						26
Cancellation of treasury stock						—
Net changes of items other than shareholders' equity	(14,157)	(3)	3,642	(10,518)	(355)	(10,873)
Total changes during the consolidated fiscal year	**(14,157)**	**(3)**	**3,642**	**(10,518)**	**(355)**	**8,232**
Balance as of March 31,2007	**¥41,331**	**(¥3)**	**¥3,093**	**¥44,421**	**¥27,542**	**¥1,099,439**

Consolidated Statements of Cash Flows

(yen in millions)

	FY2007 (April 1, 2006 through March 31, 2007)	FY2006 (April 1, 2005 through March 31, 2006)	Increase (decrease)
Cash flows from operating activities			
Income before income taxes and minority interests	¥98,950	¥114,639	(¥15,689)
Depreciation	100,161	87,263	12,898
Impairment loss on fixed assets	1,282	7,346	(6,064)
Allowance for doubtful accounts (net)	(1,036)	(1,060)	24
Allowance for retirement benefits (net)	(4,707)	(971)	(3,736)
Equity in losses (gains) subject to equity method	99	(442)	541
Amortization of consolidation account adjustment (net)	—	1,079	(1,079)
Amortization of goodwill	1,475	—	1,475
Interest and dividend income	(3,785)	(2,727)	(1,058)
Interest expenses	1,307	1,323	(16)
Gain on sales of marketable securities investment securities	(8,042)	(3,679)	(4,363)
Loss on devaluation of investment securities	384	1,650	(1,266)
Loss on devaluation of stocks of affiliated companies	—	1	(1)
Loss on sales and disposal of property, plant and equipment	5,135	1,898	3,237
Increase in trade receivables	(34,238)	(19,695)	(14,543)
(Increase) decrease in inventories	(18,042)	1,547	(19,589)
Increase in trade payables	15,211	5,669	9,542
Other	16,220	(1,540)	17,760
Sub-total	170,375	192,303	(21,928)
Payment of special retirement benefits	—	(716)	716
Payment of income taxes	(47,364)	(49,913)	2,549
Net cash provided by operating activities	123,010	141,673	(18,663)
Cash flows from investing activities			
Net decrease in short-term investments	5,008	18	4,990
Payments for purchase of marketable securities	(501)	—	(501)
Proceeds from sales of marketable securities	7,201	6,711	490
Payments for purchase of property, plant and equipment	(153,994)	(129,471)	(24,523)
Proceeds from sales of property, plant and equipment	2,139	4,978	(2,839)
Payments for purchase of investment securities	(13,886)	(32,156)	18,270
Proceeds from sales of investment securities	16,988	5,092	11,896
Interest and dividend received	3,916	3,042	874
Other	(17,588)	(9,995)	(7,593)
Net cash used in investing activities	(150,717)	(151,780)	1,063
Cash flows from financing activities			
Net decrease in short-term bank loans	(3,265)	(1,308)	(1,957)
Proceeds from long-term debt	4,731	585	4,146
Payments of long-term debt	(4,365)	(4,997)	632
Interest paid	(1,311)	(1,333)	22
Dividend paid	(19,052)	(18,247)	(805)

Dividend paid to minority shareholders	(633)	(714)	81
Payments for repurchase of the Company's stock	(19,663)	(20,710)	1,047
Payments for repurchase of the Company's stock owned by subsidiaries	(2)	(6)	4
Other	972	21	951
Net cash used in financing activities	(42,589)	(46,712)	4,123
Exchange difference of cash and cash equivalents	1,492	2,685	(1,193)
Net decrease in cash and cash equivalents	(68,803)	(54,133)	(14,670)
Cash and cash equivalents at beginning of fiscal year	**239,221**	**293,355**	**(54,134)**
Net increase in cash and cash equivalents due to newly consolidated subsidiaries	**69**	**—**	**69**
Cash and cash equivalents at end of fiscal year	**¥170,488**	**¥239,221**	**(¥68,733)**

Basis of Presentation and Significant Accounting Policies

1. Scope of consolidation and application of the equity method

   (1) Consolidated subsidiaries: 96
   - Major companies
     (Hokkaido Coca-Cola Bottling Co., Ltd., The Inctec Inc., DNP Logistics Co., Ltd., DNP Trading Co., Ltd.)

   (2) Associated companies subject to equity method: 11
   - Major companies
     (Kyoiku Shuppan Co., Ltd., Panasonic Battery Electrode Co., Ltd.)

2. Changes in the scope of consolidation and application of the equity method

   (1) Scope of consolidation

• Newly included:	16	DAP Technology Co., Ltd. and other 15 companies
• Excluded:	2	Hokkaido Dai Nippon Printing Co., Ltd Tohoku Dai Nippon Printing Co., Ltd.

   (2) Scope of application of the equity method

• Newly included:	4	AD&M Inc and other 3 companies
• Excluded:	2	DAP Technology Co., Ltd. and one another company

3. Issues relating to the fiscal year, etc. for consolidated subsidiaries

   Most of the consolidated subsidiaries apply the same balance sheet date as the Company. However, twenty-five (25) other consolidated subsidiaries, including Hokkaido Coca-Cola Bottling, set their balance sheet date as December 31. The financial statements as of the said balance sheet date are used for the preparing of the consolidated financial statements, and any significant transactions taking place between the balance sheet date and the consolidated balance sheet date have been adjusted as necessary for the purpose of consolidation.

4. Issues relating to accounting standards

   (1) Valuation criteria and valuation method for significant assets

   - Marketable securities and investment securities
     Held-to-maturity debt securities: Mainly, the amortized cost method
     Other securities
     Marketable securities: The fair value method based on the market price as of the balance sheet date (gains or losses on valuation will be fully recognized directly into net assets, and costs of sales are determined using the moving average method).
     Non-marketable securities: Mainly the cost method using the moving average method

   - Derivatives: Mainly, the fair value method

   - Inventories
     Goods: Mainly, the cost method using the specific cost method
     Products and work in progress : Mainly, the cost method using the retail method
     Raw materials: Mainly, the cost method using the moving average method
     Supplies: Mainly, the cost method using the most recent purchase method

   (2) Depreciation method for significant depreciable assets

   - Property, plant and equipment: The Company and domestic consolidated subsidiaries have been applying the declining-balance method for the

depreciation of property, plant and equipment. However the depreciation of the buildings (excluding equipment ancillary thereto) acquired on or after April 1, 1998 is computed by the straight line method.

Meanwhile, the assets with acquisition cost at ¥100,000 or more per unit and less than ¥200,000 per unit are depreciated over three years on a straight line basis, whereby one-third of such acquisition cost may be taken as depreciation expense each year.

Incidentally, the depreciation of property, plant and equipment of foreign consolidated subsidiaries is in principle computed by the straight line method.

- Intangible assets — Intangible assets are amortized by the straight line method over their estimated useful lives. Cost of software for internal use are amortized by the straight line method over the estimated useful lives (5 years)

(3) Basis for the recognition of significant allowances

- Allowance for doubtful accounts — Allowance for doubtful accounts is recognized to cover probable losses on trade receivables and loans. In the case of general receivables, the allowance for doubtful accounts is determined based primarily on the frequency of occurrence and severity of the loss. In the case of specified receivables, including doubtful loans, the allowance for the expected uncollectible amount is recognized after considering the collectibility of the individual receivables.

- Allowance for bonuses — Allowance is recognized to cover the expected payments for this fiscal year of the bonuses expected to be paid to employees in the following consolidated fiscal year.

- Allowance for bonuses to directors — Allowance is recognized to cover the expected payments for this fiscal year of the bonuses expected to be paid to directors in the following consolidated fiscal year.

- Allowance for compensation for damage — Allowance for expected liability for obligation at the year end is recognized to cover the estimated expenditures for compensation to be incurred in the future as a result of events, such as accidents, that take place in the current fiscal year.

- Allowance for retirement benefits — Accrued pension and liability for employee retirement benefits have been provided based on the estimated amounts of the projected pension and severance obligations and the fair value of the plan assets at the end of the fiscal year. Prior service cost is being expensed as incurred by the straight line method over the period (substantially 6 years) within the average remaining period of service of the eligible employees.

  With respect to the actuarial gains and losses, the amount computed by the declining balance method over the period (substantially 9 years) within the average remaining period of service of the eligible employees as incurred in each

consolidated fiscal year is charged to an expense from the following consolidated fiscal year.

Effective April 1, July 1 and October 1, 2006, several consolidated subsidiaries revised their retirement benefit plans and simultaneously began participating in defined benefit pension plans. The liability of prior service cost resulting from the revised benefit plans has been incurred at ¥1,779 million and will be taken to the expenses every year following the current fiscal year.

(4) Accounting for significant leases

Finance leases other than those deemed to transfer the ownership of the leased assets to lessees are accounted for in the same manner as operating leases under the generally accepted principles in Japan.

(5) Accounting for consumption tax, etc.

Consumption taxes and local consumption taxes are accounted for separately from the transaction values.

(6) Issues relating to the valuation of assets and liabilities of consolidated subsidiaries

The valuation of assets and liabilities of the consolidated subsidiaries is determined using the full fair value approach.

(7) Issues relating to goodwill and negative goodwill

Goodwill and negative goodwill are amortized over the useful lives within 20 years by the straight line method. Goodwill and negative goodwill for this fiscal year are amortized over 5 years on a straight line basis.

5. Scope of cash in the consolidated cash flow statements

Cash and cash equivalents include cash at hand, deposits to be withdrawn on demand, and other highly liquid investments. Highly liquid investments are investments that generally have original maturities of three months or less, are readily convertible to known amounts of cash, and are so near maturity that they present insignificant risk of changes in value.

Change in the Basis of the Presentation

(Accounting Standards for the Presentation of Net Assets in the Balance Sheet)

The Company has applied ASBJ Statement No. 5 "Accounting Standards for the Presentation of Net Assets in the Balance Sheet" (issued on December 9, 2005) and ASBJ Guidance No. 8 "Accounting Standards for the Presentation of Net Assets in the Balance Sheet" (issued on December 9, 2005) from the current fiscal year.

The amount equivalent to the total of the shareholders' equity is ¥1,071,900 million.
The rules for the consolidated financial statements have been revised and the net assets in the consolidated balance sheet for this fiscal year have been determined in accordance with the revised rules for the consolidated financial statements.

(Accounting Standards for Bonuses to Directors)

The Company has applied ASBJ Statement No. 4 "Accounting Standards for Directors' Bonuses" from the current fiscal year. Operating income, ordinary income, and the current net income before taxes, etc. respectively decreased by ¥297 million as a result of the application of these standards.

Notes to Consolidated Financial Statements

(Consolidated Balance Sheet) (Yen in millions)

	FY2007	FY2006
1. Cumulative depreciation	¥1,002,879	¥965,193
2. Liability for guarantees	100	103
3. Discounts on notes receivable	820	820

(Consolidated Statements of Income) (Yen in millions)

	FY2007	FY2006
1. Research and development expenses (Selling and general administrative expenses, cost of sales)	¥30,112	¥28,692

(Consolidated Statements of Change in Net Assets)

FY2007 (From April, 1, 2006 to March 31, 2007)

1. Classes and the total number of shares issued and outstanding and classes and the number of treasury stock

(shares)

	Class of shares	End of FY2006	Increase in the number during FY2007	Decrease in the number during FY2007	End of FY2007
Number of shares issued and outstanding	Common stock	740,480,693	-	10,000,000	730,480,693
Treasury shares	Common stock	35,508,592	10,760,626	10,014,696	36,254,522

(Notes)

1. The number of common stock issued and outstanding decreased by 10,000,000 due to the cancellation of treasury shares.
2. The number of treasury shares in common stock increased by 10,760,626 due to the purchase of fractional shares of 102,626 constituting less than one unit and the purchase of 10,658,000 shares pursuant to the resolution of the Board of Directors.
3. The number of treasury shares in common stock decreased by 10,014,696 due to the sales of fractional shares of 14,696 and the cancellation of 10,000,000 shares of treasury shares .

2. Dividend

(1) Dividend payment

Resolution	Class of shares	Total dividend payments (millions of yen)	Dividend per share (yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 29, 2006	Common stock	9,879	14	March 31, 2006	June 30, 2006
Meeting of the Board of Directors held on November 10, 2006	Common stock	9,173	13	September 30, 2006	December 8, 2006

(2) Dividend for which the effective date extends to the next fiscal year out of the dividends based on the record dates within the fiscal year

Resolution	Class of shares	Total dividend payments (millions of yen)	Source of dividend payment	Dividend per share (yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 28, 2007	Common stock	13,203	Retained earnings	19	March 31, 2007	June 29, 2007

(Business Segment Information)

1. Segments by Business

FY 2007 (April 1, 2006 to March 31, 2007)

(yen in millions)

	Information communication	Lifestyle and industrial supplies	Electronics	Beverages	Total	Elimination and/or corporate	Consolidated
I. Net sales and operating profit and loss							
Net sales							
(1) Outside customers	¥662,886	¥528,918	¥291,911	¥74,085	¥1,557,802	–	¥1,557,802
(2) Inter-segment or transfer	5,954	3,794	5	36	9,790	(9,790)	–
Total	668,841	532,713	291,916	74,121	1,567,593	(9,790)	1,557,802
Operating expenses	617,883	496,460	277,024	73,482	1,464,851	(3,194)	1,461,657
Operating income	50,957	36,252	14,892	639	102,741	(6,596)	96,144
II. Assets, depreciation, impairment loss and capital expenditures							
Assets	539,221	522,161	438,745	41,354	1,541,483	158,766	1,700,250
Depreciation	20,862	24,733	49,632	3,568	98,797	1,363	100,161
Impairment loss	–	1,282	–	–	1,282	–	1,282
Capital expenditures	41,106	39,918	75,995	3,130	160,152	2,733	162,885

FY 2006 (April 1, 2005 to March 31, 2006)

(yen in millions)

	Information communication	Lifestyle and industrial supplies	Electronics	Beverages	Total	Elimination and/or corporate	Consolidated
I. Net sales and operating profit and loss							
Net sales							
(1) Outside customers	655,974	478,368	296,766	76,396	1,507,505	–	1,507,505
(2) Inter-segment or transfer	6,501	1,614	–	55	8,171	(8,171)	–
Total	662,475	479,983	296,766	76,451	1,515,677	(8,171)	1,507,505
Operating expenses	611,460	442,391	258,955	76,164	1,388,971	(2,134)	1,386,836
Operating income	51,015	37,591	37,811	287	126,705	(6,036)	120,669
II. Assets, depreciation, impairment loss and capital expenditures							
Assets	522,420	436,190	366,246	41,562	1,366,420	295,956	1,662,377
Depreciation	19,298	23,210	39,515	3,858	85,882	1,380	87,263

Impairment loss	—	13	1,861	64	1,938	5,407	7,346
Capital expenditures	26,601	28,817	74,655	4,483	134,556	1,502	136,059

2. Information by geographic areas

Disclosure of information by geographic areas was not required as both of domestic sales and assets exceeded 90% of the consolidated sales and assets before elimination for all segments for the fiscal years ended March 31, 2006 and 2007.

3. Overseas sales

FY2007 (April 1, 2006 to March 31, 2007)

	Asia	Other areas	Total
I. Overseas sales	¥177,713 million	¥78,566 million	¥256,280 million
II. Consolidated net sales			¥1,557,802 million
III. Overseas sales as percentage of consolidated sales	11.4%	5.1%	16.5%

FY2006 (April 1, 2005 to March 31, 2006)

	Asia	Other areas	Total
I. Overseas sales	¥190,514 million	¥68,967 million	¥259,481 million
II. Consolidated net sales			¥1,507,505 million
III. Overseas sales as percentage of consolidated sales	12.6%	4.6%	17.2%

(Notes)

1. Division between domestic and overseas is made by the geographical proximity approach.
2. Major countries and regions in each area are as follows:
   Asia: Taiwan, South Korea, China, Indonesia
   Other areas: America, France, Germany, United Kingdom
3. Overseas sales represent the sales of the Company and consolidated subsidiaries in countries or areas other than Japan.

(Per Share Information)

FY2007 (April 1, 2006 to March 31, 2007)		FY2006 (April 1, 2005 to March 31, 2006)	
Net assets per share	¥1,544.02	Net assets per share	¥1,507.90
Net income per share	¥78.10	Net income per share	¥91.23

Fully diluted net income per share is not referred to as the Company has not issued any dilutive securities.

(Note) Basis of computation

1. Net assets per share

	FY2007 (As of March 31, 2007)	FY2006 (As of March 31, 2006)
Total net assets (yen in millions)	¥1,099,439	—
Amount deducted from total net assets (yen in millions)	¥27,542	—
Out of the above figure, minority interests (yen in millions)	¥27,542	—
Net assets for common stock at fiscal year end (yen in millions)	¥1,071,897	—
Number of common stock outstanding (thousands shares)	730,480	—
Number of treasury shares in common stock (thousands shares)	36,254	—
Number of common stock at fiscal year end used for the determination of net assets per share (thousands shares)	694,226	—

2. Net income per share

	FY2007 (April 1, 2006 to March 31, 2007)	FY2006 (April 1, 2005 to March 31, 2006)
Net income (yen in millions)	¥54,841	¥65,187
Amount not attributable to common shareholders	—	¥283
Out of the above figure, directors' bonuses from appropriation of earnings (yen in millions)	—	¥283
Net income for common stock (yen in millions)	¥54,841	¥64,904
Average number of common stock during the fiscal year (thousands)	702,211	711,471

(Non-disclosure)

Notes to tax effect accounting, marketable securities and investment securities, and retirement benefits are not disclosed as the Company believes that such disclosure in the quarterly financial results announcements ("*kessan tahshin*") is not necessary.

5. Nonconsolidated Financial Statements

Nonconsolidated Balance Sheet

(yen in millions)

	2007 (As of March 31, 2007)	2006 (As of March 2006)	Increase (decrease)
(Assets)			
Current assets:			
Cash and deposit	¥ 151,681	¥226,381	(¥74,700)
Bills and notes received	59,591	61,682	(2,091)
Trade receivables	316,674	292,209	24,465
Securities	9,992	6,797	3,195
Goods, products, work in progress	21,897	16,289	5,608
Raw materials and supplies	6,446	4,283	2,163
Deferred tax assets	6,873	6,873	-
Other current assets	23,044	20,931	2,113
Allowance for doubtful accounts	(3,831)	(4,970)	1,139
Total current assets	592,370	630,479	(38,109)
Fixed assets:			
Building	157,849	132,543	25,306
Improvements and additions	8,669	7,619	1,050
Machinery and equipment	169,518	171,315	(1,797)
Vehicles and transport equipment	170	167	3
Tools and equipment	11,171	9,015	2,156
Land	114,183	108,794	5,389
Construction in progress	28,482	28,212	270
Net property, plant and equipment	490,045	457,669	32,376
Intangible fixed assets			
Software	15,068	13,621	1,447
Other intangible fixed assets	3,582	3,810	(228)
Total intangible fixed assets	18,651	17,431	1,220
Investments and other assets			
Investment securities	188,111	218,469	(30,358)
Equity in affiliated companies	76,782	56,646	20,136
Long-term receivables	40,356	18,477	21,879
Deferred tax assets	4,427	5,456	(1,029)
Other investments and other assets	31,249	30,879	370
Allowance for doubtful accounts	(10,862)	(12,269)	1,407
Total investments and other assets	330,064	317,660	12,404
Total fixed assets	838,761	792,761	46,000

Total assets	¥1,431,131	¥1,423,240	¥7,891

(Notes)

(yen in millions)

1.	Cumulative depreciation for property, plant and equipment	:FY2007	¥764,573
		:FY2006	¥728,181
2.	Allowance for guarantee	:FY2007	¥100
		:FY2006	¥103
3.	Discounts on notes receivable	:FY2007	¥820
		:FY2006	¥820

(yen in millions)

	FY2007 (As of March 31, 2007)	FY2006 (As of March 31, 2006)	Increase (decrease)
(Liablities)			
Current liabilities			
Bills and notes payable	¥23,953	¥22,956	¥997
Trade payables	225,716	220,378	5,338
Other payables	43,601	47,292	(3,691)
Accrued income taxes and others	8,117	14,067	(5,950)
Accrued expenses	16,963	16,649	314
Deposits	140,822	113,895	26,927
Allowance for bonuses	7,250	7,174	76
Allowance for bonuses to directors	255	-	255
Allowance for compensation for damages	960	-	960
Bills and notes for facilities payable	15,071	9,827	5,244
Other current liabilties	2,456	693	1,763
Total current liabilities	485,168	452,935	32,233
Long-term liabilities			
Corporate bonds and debentures	50,000	50,000	-
Allowance for retirement benefits	31,807	36,840	(5,033)
Total long-term liabilities	81,807	86,840	(5,033)
Total liabilities	566,976	539,776	27,200
Stockholders' equity			
Common stock	-	114,464	-
Capital surplus	-	144,908	-
Capital reserve	-	144,898	-
Other capital surplus	-	10	-
Gains on disposition of treasury stock	-	10	-
Retained earnings	-	626,580	-
Legal reserve transferred from retained earnings	-	23,300	-
Voluntary reserve	-	580,335	-
Reserve for foreign investment loss	-	8	-
Reserve for special reservation	-	419	-
Reserve for reduction of long-term assets	-	127	-
Special reserve	-	579,780	-

Unappropriated current earnings	-	22,945	-
Unrealized gain on available-for-sale securities	-	54,929	-
Treasury stock	-	(57,418)	-
Total stockholders' equity	-	883,464	-
Total liabilities, minority interests and stockholders' equity	-	¥1,423,240	-

(yen in millions)

	FY2007 (As of March 31, 2007)	FY2006 (As of March 31, 2006)	Increase (decrease)
(Net assets)			
Stockholders' equity			
Common stock	¥114,464	-	-
Capital surplus	144,898	-	-
Capital reserve	144,898	-	-
Retained earnings	624,486	-	-
Legal reserve transferred from retained earnings	23,300	-	-
Other retained earnings	601,186	-	-
Reserve for foreign investment loss	3	-	-
Reserve for special reservation	139	-	-
Reserve for reduction of long-term assets	81	-	-
Special reserve	582,780	-	-
Retained earnings carried forward	18,181	-	-
Treasury stock	(60,562)	-	-
Total stockholders' equity	823,287	-	-
Difference of appreciation and conversion		-	-
Unrealized gain on available-for-sale securities corporate bonds and debentures	40,871	-	-
Gain (loss) on deferred hedging	(3)	-	-
Total difference of appreciation and conversion	40,868	-	-
Total net assets	864,155	-	-
Total liabilities and net assets	¥1,431,131	-	-

Nonconsolidated Statements of Income

(yen in millions)

	FY2007 (April 1, 2006 through March 31, 2007)	FY2006 (April 1, 2005 through March 31, 2006)	Increase (decrease)
Net sales	¥1,162,244	¥1,183,731	(¥21,487)
Cost of sales	1,012,383	1,022,497	(10,114)
Gross profit	149,860	161,233	(11,373)
Selling, general and administrative expenses	108,800	109,006	(206)
Operating income	41,059	52,227	(11,168)
Non-operating income			
Interest and dividend income	6,293	6,040	253
Other non-operating income	65,371	57,034	8,337
Total non-operating income	71,665	63,075	8,590
Non-operating expenses			
Interest expenses	835	835	-
Othr non-oeprating expenses	54,090	48,148	5,942
Total non-operating expenses	54,925	48,983	5,942
Ordinary income	57,799	66,319	(8,520)
Extraordinary gains			
Gain on sales of property, plant and equipment	451	2,328	(1,877)
Gain on sales of investment securities	10,155	3,321	6,834
Gain on sales of shares of affiliated companies	-	1,075	(1,075)
Reversal of allowance for loss on liquidation of affiliated companies	-	164	(164)
Reversal of allowance for doubtful accounts	2,319	66	2,253
Total extraordinary gains	12,925	6,956	5,969
Extraordinary losses			
Loss on sales of property, plant and equipment	4,798	3,952	846
Impairment loss	-	7,269	(7,269)
Loss on sales of investment securities	2,120	33	2,087
Loss on revaluation of investment securities	384	867	(483)
Loss on revaluation on shares of affiliated companies	299	-	299
Loss on compensation for damages and allowance for compensation for damages	1,329	-	1,329
Payment of special retirement benefits	-	217	(217)
Other extraordinary losses	6	3	3
Total Extraordinary losses	8,939	12,343	(3,404)

Income before income taxes and minority interests	61,785	60,933	852
Income taxes - current	17,400	21,600	(4,200)
Income tax - deferred	10,679	412	10,267
Net income	¥33,705	¥38,921	(¥5,216)
Income carried forward from the previous year	-	7,483	-
Cancellation of treasury stock	-	14,870	-
Interim dividend payment	-	8,588	-
Unappropriated earned surplus at the fiscal year end	-	22,945	-

Nonconsolidated Statements of Appropriation of Retained Earnings

(yen in million)

	FY2006 (Shareholders' resolution date: June 29,2006)
Appropriation of unappropriated retained earnings at the end of fiscal year	
Unappropriated retained earnings at the end of fiscal year	22,945
Reversal of reserve for foreign investment loss	2
Reversal of reserve for special depreciation	139
Reversal of reserve for the reduction of assets	24
Total	23,111
Appropriation of the above is as follows:	
Distribution of retained earnings (per share)	9,879 (14.00 yen)
Bonuses to directors	265
Separate reserve	3,000
Retained earnings carried forward to the next fiscal year	9,967
Appropriation of other capital surplus	
Other capital surplus	10
Carry forward of other capital surplus	10

(Notes)

1. The payment of the interim dividend of ¥8,588 million (¥12.00 per share) was made on December 9, 2005.
2. Reversals of reserve for foreign investment loss, reserve for special depreciation and reserve for the reduction of long-term assets were effected in accordance with the Special Taxation Measures Law.
3. The amount of distribution of retained earnings was computed by the number of common stock excluding treasury shares of 34,816,072.

Statements of Change in Net Assets

FY2007 (April1, 2006 to March 31, 2007) (yen in millions)

	Stockholders' equity										
		Capital surplus		Retained earnings							
					Other retained earnings						
	Common stock	Capital reserve	Other surplus	Retained earnings	Foreign Investment loss reserve	Special Depre-ciation reserve	PPE reduction reserve	Separate Reserve	Retained earnings carried forward	Treasury stock	Total
Balance as of March 31, 2006	**¥114,464**	**¥144,898**	**¥10**	**¥23,300**	**¥8**	**¥419**	**¥127**	**¥579,780**	**¥22,945**	**(¥57,418)**	**¥828,535**
Change during the fiscal year											
Reversal of provision for foreign investment loss from appropriation of retained earnings					(2)				2		–
Reversal of provision for foreign investment loss					(1)				1		–
Reversal of provision for foreign investment loss from appropriation of retained earnings						(139)			139		–
Reversal of reserve for special depreciation						(139)			139		–
Reversal of reserve for reduction of assets							(24)		24		–
Reversal of reserve for reduction of fixed assets							(21)		21		–
Separate reserve from the appropriation of retained earnings								3,000	(3,000)		–
Distribution of surplus from the appropriation of retained earnings									(9,879)		(9,879)
Distribution of surplus									(9,173)		(9,173)
Bonuses to directors from the appropriation of retained earnings									(265)		(265)
Net income									33,705		33,705
Repurchase of the Company's stock										(19,663)	(19,663)
Disposal of treasury stock			2							24	26
Cancellation of treasury stock			(12)						(16,482)	16,495	–
Net changes in items other than shareholders' equity, net											–
Total changes in the fiscal year	**–**	**–**	**(10)**	**–**	**(4)**	**(279)**	**(46)**	**3,000**	**(4,763)**	**(3,143)**	**(5,247)**
Balance as of March 31, 2007	**¥114,464**	**¥144,898**	**–**	**¥23,300**	**¥3**	**¥139**	**¥81**	**¥582,780**	**¥18,181**	**(¥60,562)**	**¥823,287**

	Valuation and translation differences			
	Securities valuation differences	Gains or losses on deferred hedging	Total valuation and translation differences	Total net assets
Balance as of March 31, 2006	¥54,929	–	¥54,929	¥883,464
Change during the fiscal year				
Reversal of provision for foreign investment loss from appropriation of retained earnings				–
Reversal of provision for foreign investment loss				–
Reversal of provision for foreign investment loss from appropriation of retained earnings				–

Reversal of reserve for special depreciation				–
Reversal of reserve for reduction of assets				–
Reversal of reserve for reduction of fixed assets				–
Separate reserve from the appropriation of retained earnings				–
Distribution of surplus from the appropriation of retained earnings				(9,879)
Distribution of surplus				(9,173)
Bonuses to directors from the appropriation of retained earnings				(265)
Net income				33,705
Repurchase of the Company's stock				(19,663)
Disposal of treasury stock				26
Cancellation of treasury stock				–
Net changes in items other than shareholders' equity, net	(14,057)	(3)	(14,061)	(14,061)
Total changes in the fiscal year	**(14,057)**	**(3)**	**(14,061)**	**(19,309)**
Balance as of March 31, 2007	**¥40,871**	**(¥3)**	**¥40,868**	**¥864,155**

Significant Accounting Policies

1. Valuation and valuation method for securities

(1)	Held-to-maturity debt securities:	The amortized cost method
(2)	Shares of subsidiaries and related companies:	The cost method using the moving average method
(3)	Other securities	
	• Marketable securities:	The fair value method based on the market price as of the balance sheet date (gains or losses on valuation will be fully recognized directly into net assets, and costs of sales are determined using the moving average method).
	• Non-marketable securities:	Mainly, the cost method using the moving average method

2. Derivatives: The fair value method

3. Inventories

(1)	Goods:	The identified cost method using the specific cost method
(2)	Products and work in progress :	The cost method using the retail method
(3)	Raw materials:	The cost method using the moving average method
(4)	Supplies:	The cost method by the most recent purchase method

4. Depreciation method for significant depreciable assets

(1)	Property, plant and equipment:	The declining balance method The depreciation of the buildings (excluding equipment ancillary thereto) acquired on or after April 1, 1998 is computed by the straight line method. Meanwhile, the assets with acquisition cost at ¥100,000 or more per unit and less than ¥200,000 per unit are depreciated over three years on a straight line basis, whereby one-third of such acquisition cost may be taken as depreciation expense each year.
(2)	Intangible assets:	The straight line method Costs of software for internal use included are amortized by the straight line method over the estimated useful lives (5 years)

5. Basis for the recognition of significant allowances

(1)	Allowance for doubtful accounts	Allowance for doubtful accounts is recognized to cover probable losses on trade receivables and loans. In the case of general receivables, the provision for doubtful accounts is determined based primarily on the frequency of occurrence and severity of the loss. In the case of specified receivables, including doubtful loans, the provision for the expected uncollectible amount is recognized after considering the collectibility of the individual receivables.
(2)	Allowance for bonuses	Allowance is recognized to cover the expected payments for this fiscal year of the bonuses expected to be paid to employees in the following fiscal year.
(3)	Allowance for bonuses to directors	Allowance is recognized to cover the expected payments for this fiscal year of the bonuses expected to be paid to directors in the following fiscal year.

(4) Allowance for compensation for damages

Allowance for expected liability for obligation at the year end is recognized to cover the estimated expenditures for compensation to be incurred in the future as a result of events, such as accidents, that take place in the current fiscal year.

(5) Allowance for retirement benefits

Accrued pension and liability for employee retirement benefits have been provided based on the estimated amounts of the projected pension and severance obligations and the fair value of the plan assets at the end of the fiscal year. Prior service cost is being expensed as incurred by the straight line method over the period (substantially 6 years) within the average remaining period of service of the eligible employees.

With respect to the actuarial gains and losses, the amount computed by the declining balance method over the period (substantially 9 years) within the average remaining period of service of the eligible employees as incurred in each consolidated fiscal year is charged to an expense from the following consolidated fiscal year.

Meanwhile as the average remaining service period has been shortened, the period necessary for taking actuarial gains and losses to the expenses has been changed from 11 years to 9 years.

6. Accounting for significant leases

Finance leases other than those deemed to transfer the ownership of the leased assets to lessees are accounted for in the same manner as operating leases under the generally accepted principles in Japan.

7. Accounting for consumption tax, etc.

Consumption taxes and local consumption taxes are accounted for separately from the transaction values.

Changes in accounting policies

(Accounting Standards for the Presentation of Net Assets in the Balance Sheet)

The Company has applied ASBJ Statement No. 5 "Accounting Standards for the Presentation of Net Assets in the Balance Sheet" (issued on December 9, 2005) and ASBJ Guidance No. 8 "Accounting Standards for the Presentation of Net Assets in the Balance Sheet" (issued on December 9, 2005) from the current fiscal year.

The amount equivalent to the total of the shareholders' equity before transfer to the accounting standards is ¥864,158 million.
The rules for the financial statements have been revised and the net assets in the balance sheet for this fiscal year have been determined in accordance with the revised rules for the consolidated financial statements.

(Accounting Standards for Bonuses to Directors)

The Company has applied ASBJ Statement No. 4 "Accounting Standards for Directors' Bonuses" from the current fiscal year. Operating income, ordinary income, and the current net income before taxes, etc. respectively decreased by ¥255 million as a result of the application of these standards.

(Supplemental Data)

Changes in Sales by Business Segment

Section \ Year	FY2007 (April 1, 2006 to March 31, 2007)		FY2006 (April 1, 2005 to March 31, 2006)		Increase (decrease)	
	millions of yen	% of Net Sales	millions of yen	% of Net Sales	millions of yen	% of Net Sales
Information communications	¥561,955	48.3	¥563,701	47.6	(¥1,746)	% (0.3)
Lifestyle and Industrial supplies	380,983	32.8	385,091	32.5	(4,108)	(1.1)
Electronics	219,304	18.9	234,938	19.9	(15,634)	(6.7)
Total	¥1,162,244	100.0	¥1,183,731	100.0	(¥21,487)	(1.8)

46

(Translation)

FOR IMMEDIATE RELEASE

June 1, 2007

DAI NIPPON PRINTING CO., LTD.
(Yoshitoshi Kitajima, Chairman of the Board, President and CEO)
(Stock Code Number: 7912, First Section of TSE and OSE)

CONTACT:
Masayoshi Yamada
(Senior Managing Director)
Phone: +813-5225-8080

Announcement with Respect to Open-Market Repurchase of the Company's Shares (Under the Provisions of its Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Company Law of Japan)

Tokyo – June 1, 2007 – Dai Nippon Printing Co., Ltd. (the "Company") has repurchased the Company's shares at the open-market on the Tokyo Stock Exchange, under Article 156, as applied pursuant to Article 165, Paragraph 3 of the Company Law, as follows.

Details of Repurchase

1. Date of repurchase	From May 18, 2007 to May 31, 2007
2. Aggregate number of shares repurchased	4,491,000 shares
3. Aggregate price of shares repurchased	¥8,038,783,000
4. Method of repurchase	Open-market repurchase on the Tokyo Stock Exchange

(For Reference) Details of repurchase as resolved at the meeting of the Board of Directors held on March 22, 2007

• Class of shares to be repurchased	Common stock of the Company
• Aggregate number of shares to be repurchased	Up to 25 million shares (3.42% of the total issued and outstanding shares)
• Aggregate price of shares to be repurchased	Up to ¥54 billion
• Period of share repurchase	From March 23, 2007 to July 31, 2007
• Method of repurchase	Open-market repurchase on the Tokyo Stock Exchange

Total number of the Company's shares repurchased by the Company, after the above resolution of the Board of Directors and until May 31, 2007

• Aggregate number of shares repurchased	13,533,000 shares
• Aggregate price of shares repurchased	¥25,336,095,000

47

DNP

News Release

June 01, 2007

DNP Receives Transfer of Semiconductor Photomask Manufacturing and Marketing Business

[go to Japanese release]

Dai Nippon Printing Co. Ltd. (DNP) has received transfer of semiconductor photomask manufacturing and marketing interests from NEC Electronics Corporation (NEC Electronics,) and NEC Electronics' wholly owned subsidiary NEC Fabserve Ltd. (NEC Fabserve,) and is pleased to announce the commencement of operations from June 1, 2007 under a newly formed company - DNP Fine Electronics Sagamihara Co., Ltd.

The transfer of the aforementioned interests has been conducted in line with the basic business cooperation agreement announced on December 26, 2006 by DNP, NEC Electronics and NEC Fabserve. Photomasks manufactured at the new company will be supplied through DNP to semiconductor manufacturers, beginning with NEC Electronics.

The terms of the agreement are as follows:

(1) NEC Fabserve will establish a new subsidiary company, to which it will transfer its existing photomask manufacturing and sales business. Ownership of the subsidiary will then be transferred to DNP.

(2) NEC Electronics will also transfer its photomask-related equipment to DNP.

(3) The three companies will continue to collaborate in photomask development and manufacturing.

With the successful transfer of these interests, DNP plans to further enhance and expand business while strengthening photomask development and manufacturing systems, increasing manufacturing economies of scale, and looking to lower total costs. DNP will also continue to maintain business collaboration arrangements with NEC Electronics as they relate to photomask development and manufacturing.

[Overview of New Company]

Company Name	: DNP Fine Electronics Sagamihara Co., Ltd
Address	: 1120 Shimokuzawa, Sagamihara, Kanagawa
Paid in Capital	: 100 million yen
Major Investors	: DNP (100%)
Representatives	: Chairman of the Board of Directors, Yoshiaki Nagano (Present position, DNP Director responsible for Electronic Device Operations) President and CEO, Kenichiro Kitagawa
Number of staff	: Approximately 150
Manufacturing base	: NEC Corporation Sagamihara Plant

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact:
E-mail: info@mail.dnp.co.jp

DNP Home Page

48

(The following is an unofficial English translation of the Convocation Notice of the 113th Ordinary General Meeting of Shareholders of Dai Nippon Printing Co., Ltd. (the "Company"). The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

(Stock Code Number: 7912, TSE first section)
June 12, 2007

To Our Shareholders

Yoshitoshi Kitajima
Chairman of the Board,
President and CEO
Dai Nippon Printing Co., Ltd.
1-1-1, Ichigaya-Kagacho,
Shinjuku-ku, Tokyo

CONVOCATION NOTICE OF
THE 113TH TERM ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the 113th ordinary general meeting of shareholders of Dai Nippon Printing Co., Ltd. (the "Company") will be held as set forth below. Your attendance thereat is respectfully requested.

If you are not able to attend the meeting, we request that you exercise your voting rights in one of the following ways by 6:00 p.m. of June 27, 2007 (Wednesday) after carefully reading the reference materials as set forth below.

(Exercise of voting rights in writing by mailing the enclosed voting right exercise form)

Please indicate your intention to vote "for" or "against" each agenda item in the enclosed voting right exercise form, then send the said form to us by the time limit set forth above.

(Exercise of voting rights via the Internet)

Please refer to "Instructions for the Exercise of Voting Rights via the Internet" as set forth later in the convocation notice, access the specified website for casting votes and indicate your intention to vote "for" or "against" each agenda item by following the on-screen instructions by the time limit set forth above.

1. Date and time: June 28, 2007 (Thursday) at 10:00 a.m.

2. Place: C&I Building of Dai Nippon Printing Co., Ltd.
   31-2, Sanai-cho, Shinjuku-ku, Tokyo

3. Subject matters of the general meeting of shareholders:

   Matters to be reported:

   Item No.1: Matters concerning the business report, consolidated financial statements, the results of audit of the Company's consolidated financial statements by an independent auditor and the Board of Statutory Auditors for the 113th Fiscal Year (from April 1, 2006 to March 31, 2007)

Item No.2:	Matters concerning the nonconsolidated financial statements for the 113th Fiscal Year (from April 1, 2006 to March 31, 2007)

Matters to be resolved:

Agenda Item No. 1:	Distribution of the surplus
Agenda Item No. 2	Partial amendments to the Articles of Incorporation
Agenda Item No. 3:	Election of twenty eight directors
Agenda Item No. 4:	Election of four statutory auditors
Agenda Item No. 5:	Introduction of countermeasures against large-volume acquisition of the Company's shares (Anti-takeover measures)
Agenda Item No. 6:	Payment of retirement benefits to the Company's retiring directors and statutory auditors, and termination of such payment according to the abolition of the retirement benefits system
Agenda Item No. 7:	Payment of bonuses to directors
Agenda Item No. 8.	Revision of the amount of compensation to directors and statutory auditors

When you arrive at the meeting, please submit the enclosed voting right exercise form to the reception desk at the site of the meeting.

Amendments to the reference materials for the general meeting of shareholders and/or attached materials, if any, will appear on the Company's website (http://www.dnp.co.jp/).

Reference Materials for the general meeting of shareholders

Agenda Items and Reference Matters:

Agenda Item No. 1: Distribution of the surplus

With respect to the distribution of the surplus for the fiscal year 2006, the Company will make year-end dividend payout of ¥19 per share of the common stock of the Company.

Accordingly, by adding the interim dividend payout of ¥13 to this year-end dividend ¥19, the annual dividend per share becomes ¥32, an increase of ¥6 from the previous fiscal year.

1. Matters related to the distribution of surplus

    (1) Item of surplus to be increased and its amount

    Retained earnings brought forward: ¥50,000,000,000

    (2) Item of surplus to be decreased and its amount

    General reserve: ¥50,000,000,000

2. Matters related to year-end dividend

    (1) Type of distributable assets

    Cash

    (2) Matters related to the disbursement of distributable assets to shareholders and the aggregate amount thereof

    ¥19 per share of the common stock of the Company
    Aggregate amount of distribution: ¥13, 203,455,129

    (3) Effective date of the distribution of the surplus

    June 29, 2007

Agenda Item No. 2: Partial amendments to the Articles of Incorporation

1. Reason of amendments

    (1) In order to respond to changes in the management environment, establish most appropriate management system on a maneuvable basis, clarify further the management's responsibilities with respect to each fiscal year and increase shareholders' opportunities for vote of confidence, the term of the office for directors shall be amended from two years to one year (Article 21, Paragraph 1 of the Articles of Incorporation).

    (2) The following amendments shall be made by taking considering the resolution at the meeting of the Board of Directors held on May 11, 2007 that the retirement benefit system to directors and statutory auditors shall be abolished upon the closing of this ordinary general meeting of shareholders and that the bonus to directors shall be paid within the limit of compensation in the future (Articles 28 and 37 of the Articles of Incorporation).

2. Details of amendments are as follows:

(Amendments as underlined)

Current Articles of Incorporation	Proposed amendments
Article 21. (Term) Term of directors shall expire at the end of the last ordinary general meeting of shareholders to	Article 21. (Term) Term of directors shall expire at the end of the last ordinary general meeting of shareholders to

be held <u>within two years</u> after the appointment of the directors.	be held <u>within one year</u> after the appointment of the directors.
Article 28. (Compensation) Compensation, <u>bonus, retirement benefit</u> and other monetary profits as consideration of the execution of duties to be paid to directors by the Company shall be determined by resolution of the general meeting of shareholders.	Article 28. (Compensation) Compensation and other monetary profits as consideration of the execution of duties to be paid to directors by the Company shall be determined by resolution of the general meeting of shareholders.
Article 37. (Compensation) Compensation, <u>retirement benefit</u> and other monetary profits as consideration of the execution of duties to be paid to statutory auditors by the Company shall be determined by resolution of the general meeting of shareholders.	Article 37. (Compensation) Compensation and other monetary profits as consideration of the execution of duties to be paid to statutory auditors by the Company shall be determined by resolution of the general meeting of shareholders.

Agenda Item No. 3: Election of twenty eight directors

Upon the closing of this ordinary general meeting of shareholders, all twenty six (26) directors will complete the term of their offices as directors. At this time, we request that you elect twenty eight (28) including two new directors who are added to further strengthen the management system.

The profile of the candidates for directors is set forth below.

	Name (Date of Birth)	Brief personal history; position and assignment in the Company; and representatives of other organizations, if any	Number of the Company's shares owned	Relationship with the Company in conflict of interest
1	Yoshitoshi Kitaujima (August 25, 1933)	May 1963 Joined the Company July 1967 Director July 1970 Managing Director January 1972 Senior Managing Director August 1975 Director and Vice President December 1979 President (present position) (Representatives of other organizations) Representative Director and Chairman of Hokkaido Coca-Cola Bottling Co., Ltd.	5,271,000	See ① of Note 1 below
2	Koichi Takanami (December 19, 1940)	April 1963 Joined the Company August 1987 Director and General Manger of CTS Operations/CTS Developments June 1993 Managing Director June 1997 Senior Managing Director (present position)	14,000	N/A
3	Satoshi Saruwatari (February 21, 1939)	April 1961 Joined the Company June 1989 Director and Manager of International Operations June 1996 Managing Director June 2001 Senior Managing Director (present position)	13,541	N/A
4	Masayoshi Yamada (October 19, 1940)	April 1963 Joined the Company June 1989 Manager of Business Form and Securities Printing Operations June 1996 Managing Director June 2001 Senior Managing Director (present position)	13,000	N/A
5	Mitsuhiko Hakii (January 27, 1941)	April 1964 Joined the Company June 1992 Director and Manager of Personnel Department June 1999 Managing Director June 2003 Senior Managing Director (present position)	16,100	N/A
6	Osamu Tsuchida (September 18, 1942)	April 1965 Joined the Company June 1993 Director and Manager of CDC Operations June 2001 Managing Director June 2005 Senior Managing Director (present position)	8,050	N/A

	Name (Date of Birth)	Brief personal history; position and assignment in the Company; and representatives of other organizations, if any	Number of the Company's shares owned	Relationship with the Company in conflict of interest
7	Teruomi Yoshino (February 5, 1945)	January 1969 Joined the Company June 1996 Director, Manager of International Operations, in charge of overseas related operations June 2001 Managing Director June 2005 Senior Managing Director (present position)	27,000	N/A
8	Yoshinari Kitajima (September 18, 1964)	April 1987 Joined The Fuji Bank, Limited March 1995 Joined the Company June 2001 Director, in charge of Ichigaya Publication Printing Operations June 2003 Managing Director June 2005 Senior Managing Director (present position)	29,000	N/A
9	Hiromitsu Ikeda (September 11, 1938)	April 1963 Joined the Company June 1990 Director and Manager of Corporate Planning & Control Department June 2002 Managing Director and Manager of Business Form & Securities Printing Operations, in charge of Integrated Planning & Marketing Division April 2006 Managing Director, in charge of IPS Operations, CBS Center, Integrated Planning & Marketing Division, Creative Machinery & System Sales Division and RF-ID Business Center (present position) (Representatives of other organizations) President and Representative Director of DNP Data Techno Kansai Co., Ltd	7,000	See ② of Note 1 below
10	Toshio Kawada (September 14, 1942)	April 1965 Joined the Company June 1997 Director and Manager of Commercial Printing Operations June 2004 Managing Director and Manager of Commercial Printing Operations, in charge of Integrated Planning & Marketing Division and IPS Operations April 2006 Managing Director and Manager of Commercial Printing Operations, in charge of Integrated Planning & Marketing Division and Enokimachi Sales Department (present position) (Representatives of other organizations) President and Representative Director of DNP Graphica Co., Ltd.	6,566	See ③ of Note 1 below
11	Kazumasa Hiroki (February 1, 1947)	March 1970 Joined the Company June 2001 Director and Manager of Packaging Operations June 2005 Managing Director, in charge of Packaging Operations, Integrated Packaging Development Center May 2007 Managing Director, in chare of Purchasing Division and Corporate Admin. Department (present position)	12,000	N/A
12	Yujiro Kuroda (February 22, 1948)	March 1970 Joined the Company June 2001 Director and Manager of Corporate Planning & Control Department, in charge of Affiliated Companies Department. June 2005 Managing Director, in charge of Corporate Planning & Control, Affiliated Companies, Information System and Information Promote April 2007 Managing Director, in charge of Corporate Planning & Control, Affiliated Companies, Information System (present position)	8,000	N/A

	Name (Date of Birth)	Brief personal history; position and assignment in the Company; and representatives of other organizations, if any	Number of the Company's shares owned	Relationship with the Company in conflict of interest
13	Tatsuya Nishimura (November 29, 1948)	March 1971 Joined the Company June 2001 Director and Manager of Tohoku Operations June 2005 Managing Director and Manager of Ichigaya Publication Printing Operations, in charge of Tohoku District May 2007 Managing Director and Manager of Ichigaya Publication Printing Operations (present position)	3,023	N/A
14	Masahiko Wada (January 14, 1947)	March 1970 Joined the Company June 2002 Director and Manager of Display Components Operations June 2005 Managing Director and in charge of Display Components Operations May 2007 Managing Director and in charge of Display Components Operations and Opto Materials Operations (present position) (Representatives of other organizations) President and Representative Director of DNP Precision Devices Co., Ltd President and Representative Director of Advanced Colortech Inc.	8,191	See ④ of Note 1 below
15	Tetsuji Morino (February 23, 1948)	March 1970 Joined the Company June 2002 Director and General Manager of Strategic Business Planning Department June 2005 Managing Director and General Manager of Strategic Business Planning Department July 2005 Managing Director and in charge of Strategic Business Planning Department (present position)	6,000	N/A
16	Takashi Toida (January 21, 1949)	April 1973 Joined the Company June 2002 Director and General Manager of Research & Development Center, in charge of Intellectual Property, Advanced Technology & Business Development Division June 2005 Managing Director and General Manager of Research & Development Center, in charge of Media Technology Research Center, Intellectual Property and Advanced Technology & Business Development Division May 2007 Managing Director, in charge of Research & Development Center, Media Technology Research Center, Electric Module Development Center, MEMS, Intellectual Property, Advanced Technology & Business Development Division and Nanoscience Research Center (present position)	2,226	N/A
17	Shigeru Kashiwabara (August 11, 1949)	April 1972 Joined the Company June 12003 Director and General Manager of Information Media Supplies Operations June 2005 Managing Director and General Manager of Information Media Supplies Operations July 2006 Managing Director, in charge of Information Media Supplies Operations (present position) (Representatives of other organizations) President and Representative Director of DNP IMS Co., Ltd.	4,064	See ⑤ of Note 1 below
18	Kunikazu Akishige (February 21, 1950)	April 1972 Joined the Company June 2003 Director and General Manager of C&I Operations June 2005 Managing Director and General Manager of	8,000	See ⑥ of Note 1 below

	Name (Date of Birth)	Brief personal history; position and assignment in the Company; and representatives of other organizations, if any	Number of the Company's shares owned	Relationship with the Company in conflict of interest
		Center for Contemporary Graphic Art, in charge of C&I Operations, ICC, and Press & Public Relations] May 2007 Managing Director and General Manager of Center for Contemporary Graphic Art, in charge of C&I Operations, ICC and C&I Affiliated Companies (present position) (Representatives of other organizations) President and Representative Director of Maison de DNP Ginza Co., Ltd.		
19	Kenji Noguchi (October 20, 1948)	March 1971 Joined the Company December 2001 General Manager of Press & Public Relations June 2004 Director, and in charge of Legal, Corporate Administration, Environmental & Product Liability Department May 2007 Director, and in charge of Legal, Press & Public Relations, CSR Office (present position)	5,000	N/A
20	Yoshiaki Nagano (September 19, 1949)	April 1972 Joined the Company May 2005 General Manager of Electronics Devices Operations June 2005 Director and General Manager of Electronics Devices Operations May 2007 Director and in charge of Electronics Devices Operations (present position) (Representatives of other organizations) President and Representative Director of DNP Fine Electronics Co., Ltd. Chairman and Representative Director of DT Fine Electronics Co., Ltd.	2,000	See ⑦ of Note 1 below
21	Motoharu Kitajima (January 28, 1966)	April 1988 Joined Sony Corporation November 1996 Joined the Company May 2005 General Manager of C&I Operations, in charge of ICC Department June 2005 Director and General Manager of C&I Operations, in charge of ICC (present position)	27,000	N/A
22	Tatsuo Komaki (June 3, 1945)	March 1971 Joined the Company June 2003 Director and General Manager of Information System Division June 2005 Officer (corporate officer) and Manager of Information System April 2007 Officer (corporate officer), in charge of Information System (present position) (Representatives of other organizations) President and Representative Director of DNP Information Systems Co., Ltd.	4,000	See ⑧ of Note 1 below
23	Taketsugu Yabuki (September 2, 1949)	April 1972 Joined the Company May 2005 General Manager of Packaging Operations June 2005 Officer (corporate officer) and General Manager of Packaging Operations (present position)	2,000	N/A
24	Takao Shimizu (April 20, 1950)	April 1974 Joined the Company May 2005 General Manager of Chubu Operations, in charge of Integrated Planning & Marketing June 2005 Officer (corporate officer) and General Manager of Chubu Operations, in charge of Integrated Planning & Marketing (present position) (Representatives of other organizations)	6,000	See ⑨ of Note 1 below

	Name (Date of Birth)	Brief personal history; position and assignment in the Company; and representatives of other organizations, if any	Number of the Company's shares owned	Relationship with the Company in conflict of interest
		President and Representative Director of DNP Tokai Co., Ltd.		
25	Akira Yokomizo (October 25, 1947)	March 1970 Joined the Company December 1996 General Manager of Chugoku Operations 2nd Sales Division October 2004 President and Representative Director of DNP Media Create Co., LTd. May 2007 In chare of Information Communication Kansai Operations (present position)	19,000	N/A
26	Yoshiki Nosaka (October 2, 1948)	April 1973 Joined the Company June 1995 General Manager of Packaging Operations 1st Production Division October 1998 President and Representative Director of DNP Technopack Yokohama Co., LTd. May 2007 Manager of Technologies, Technology Development Center, and Environment & Product Liability (present position)	12,000	N/A
27	Masaki Tsukada (June 16, 1953)	April 1978 Joined the Company October 2001 General Manager of Decorative Material Operations , Production Division President and Representative Director of DNP Kenzai Co., Ltd. May 2005 General Manager of Decorative Material Operations October 2006 General Manager of Lifestyle Materials Operations (present position) (Representatives of other organizations) President and Representative Director of DNP Lifestyle Materials Marketing Co., Ltd.	3,000	See ⑩ of Note 1 below
28	Tadao Tsukada (October 19, 1938)	November 1982 Professor of Tokyo Institute of Technology April 1999 Adviser to the Company October 1999 Professor of Science & Engineering, Meiji University June 2002 Director of the Company (present position)	2,000	N/A

(Notes)

1. ① The Company transacts with Hokkaido Coca-Cola Bottling Co., Ltd. with respect to sale of printed products, among others, at which the candidate serves as the Representative Director.
   ② The Company transacts with DNP Data Techno Co., Ltd. with respect to purchase of card products, among others, at which the candidate serves as the Representative Director.
   ③ The Company transacts with DNP Graphica Co., Ltd. with respect to purchase of printed products, among others, at which the candidate serves as the Representative Director.
   ④ The Company transacts with DNP Precision Devices Co., Ltd. and Advanced Colortech Inc. with respect to purchase of electronic precision parts, among others, at which the candidate serves as the Representative Director.
   ⑤ The Company transacts with DNP IMS Co., Ltd. with respect to purchase of recording materials for thermal transfer printer, among others, at which the candidate serves as the Representative Director.
   ⑥ The Company transacts with Maison de DNP Ginza Co., Ltd. with respect to lending of retained assets, among others, at which the candidate serves as the Representative Director.
   ⑦ The Company transacts with DNP Fine Electronics Co., Ltd. and DT Fine Electronics Co., Ltd. with respect to purchase of electronic precision parts, among others, at which the candidate serves as the Representative Director.

⑧ The Company transacts with DNP Information Systems Co., Ltd. with respect to commitment of planning/ development/operating management of information system, among others, at which the candidate serves as the Representative Director.

⑨ The Company transacts with DNP Tokai Co., Ltd. with respect to purchasing of printed products, among others, at which the candidate serves as the Representative Director.

⑩ The Company transacts with [DNP Dwelling Space Material Sales Co., Ltd.] with respect to sale of internal and external decorative material for housing and furniture, among others, at which the candidate serves as the Representative Director.

2. Mr. Tadao Tsukada is a candidate for outside director as defined in Article 2, Paragraph 3, Item 7 of the Ordinance for Enforcement of the Company Law.

   The Company nominated Mr. Tsukada as a candidate, because the Company expects that he bring valuable advisory and supervisory capabilities to the Company's management based on his considerable knowledge as an academic expert and a broad range of his experiences.

   Although Mr. Tsukada has not been previously involved in managing a company, he has been serving as an outside director of the Company for five years from June 27, 2002 until the closing of the 113th ordinary general meeting of shareholders and has provided appropriate advice in the past. Therefore, the Company believes that he will be able to adequately perform his duties as an outside director.

   With respect to liabilities potentially held by Mr. Tsukada to the Company pursuant to Article 423, Item 1 of the Company Law, the Company has entered into an agreement with Mr. Tsukada, indemnifying his liabilities to the minimum amount as provided for in Article 425, Item 1 of the same law, so long as he performs his duties in good faith as an outside director and without gross negligence. In case Mr. Tsukada's reelection is approved, the Company will retain the above agreement with him.

Agenda Item No. 4: Election of four corporate auditors

Four corporate auditors will conclude the term of their offices as corporate auditors as of the closing of this ordinary general meeting of shareholders. At this time, we request that you elect four corporate auditors. We have obtained the consent of the Board of Corporate Auditors with respect to this agenda item.

The profile of the candidates for corporate auditors is set forth below.

	Name (Date of Birth)	Brief personal history; position and assignment in the Company; and representatives of other organizations, if any		Number of the Company's shares owned	Relationship with the Company in Conflict of interest
1	Minoru Yoneda (January 25, 1939)	April 1962 December 1992 December 1994 June 2000	Joined the Company [Deputy Manager] of Accouting President & Representative Director of DNP Accounting System Co., Ltd. (currently DNP Accounting Services Co., Ltd.) Standing statutory auditor of the Company (present position)	15,000	N/A
2	Noriaki Nakamura (May 12, 1942)	April 1966 June 1996 June 2001 October 2005	Joined the Company Director and [Manager of Central Area Operations] Managing Director and [in charge of Purchase Department] Managing Director and [in charge of Purchase Department, DNP East Japan] (present position)	8,000	N/A
3	Yasuchika Negoro (July 31, 1932)	April 1958 June 1990 December 1993 August 1996 August 2002	Chief prosecutor Administrative vice minister of Ministry of Justice Superintendent prosecutor of Tokyo High Public Prosecutors' Office Chairperson of Japan Fair Trade Commission Attorney	3,000	N/A

	Name (Date of Birth)	Brief personal history; position and assignment in the Company; and representatives of other organizations, if any		Number of the Company's shares owned	Relationship with the Company in Conflict of interest
		September 2002 June 2003	Adviser of the Company Statutory auditor of the Company (present position)		
4	Kiyoshi Yuzawa (October 13, 1950)	April 1974 April 2000 April 2004 April 2007	Joined The Dai-ichi Mutual Life Insurance Company Branch Manger of Shinjuku Office of the above [Manager of Inspection Department] of the above [Manager of Planning No.2 Department] of the above (present position)	2,000	N/A

(Notes)

1. Mr. Yasuchika Negoro is a candidate for outside auditor as defined in Article 2, Paragraph 3, Item 8 of the Ordinance for Enforcement of the Company Law.

   The Company nominated Mr. Negoro as a candidate, because the Company expects that he employ his expertise as an attorney to audit the Company.

   Although Mr. Negoro has not been previously involved in managing a company, he has been serving as an outside director of the Company for four years from June 27, 2003 until the closing of the 113th ordinary general meeting of shareholders, and he provided appropriate advice from the technical standpoint as attorney in the past. Therefore, the Company believes that he will be able to adequately perform his duties as an outside director.

   With respect to liabilities potentially held by Mr. Negoro to the Company pursuant to Article 423, Item 1 of the Company Law, the Company has entered into an agreement with Mr. Negoro, indemnifying his liabilities to the minimum amount as defined in Article 425, Item 1 of the same law, so long as he performs his duties in good faith as an outside director and without gross negligence. In case Mr. Negoro's reelection is approved, the Company will retain the above agreement with him.

2. Mr. Kiyoshi Yuzawa is a candidate for outside auditor as defined in Article 2, Paragraph 3, Item 8 of the Ordinance for Enforcement of the Company Law.

   The Company nominated Mr. Yuzawa as a candidate, because the Company believes that he can employ his previous experiences gained at other companies to the Company's advantage in auditing the Company.

   With respect to liabilities potentially held by Mr. Yuzawa to the Company pursuant to Article 423, Item 1 of the Company Law, the Company has entered into an agreement with Mr. Yuzawa, indemnifying his liabilities to the minimum amount as defined in Article 425, Item 1 of the same law, so long as he performs his duties in good faith as an outside director and without gross negligence.

Agenda Item No. 5: Introduction of countermeasures against large-volume acquisition of the Company's shares (Anti-takeover measures)

The Company introduced countermeasures against large-volume acquisition of the Company's shares (anti-takeover measures) at the meeting of the Board of Directors held on May 17, 2007, and decided to continue to implement such measures, on a condition to obtain approval by its shareholders at the 113th ordinary general meeting of shareholders.

The measures are introduced in order to ensure and improve the Company's corporate value and mutual benefit to its shareholders. Based on the premise that "shareholders should determine pros and cons of large-volume acquisition," the measures aim to provide shareholders with an opportunity to appropriately make decisions, by requesting a large-volume purchaser of the Company's shares to provide sufficient information such as the purpose and contents, basis of calculation of purchase price, and to secure sufficient appraisal duration. The measures are not designed to interfere a large-volume purchase itself or deprive shareholders of an opportunity to decide whether or not to accept such large-volume purchase.

Taking into account the importance of this matter, the Company decided to submit this agenda to obtain shareholders' approval to continue with the anti-takeover measures. Please see page 13 through page 30 for details of the measures. If this agenda is approved by a majority of voting rights, the measures shall become effective from the closing of the 113th ordinary general meeting of shareholders and until the closing of the ordinary general meeting of shareholders with respect to fiscal year ending March 31, 2010.

Agenda Item No. 6: Payment of retirement benefits to the Company's retiring directors and statutory auditors, and termination of such payment according to the abolition of the retirement benefits system

Messrs. Kosaku Mori, Noriaki Nakamura, Kenzo Isumi, [Iwao] Totsuka will resign from directors' position, and Messrs. [Mineo] Okauchi, Shizen Sasaki will resign from statutory auditors' position at the closing of the 113th ordinary general meeting of shareholders upon the expiration of the term of their offices. Accordingly, in order to reward their service, the Company would like to pay retirement benefits to each of the foregoing persons within the reasonable amount pursuant to the Company's prescribed standard. Details with respect to the amount, timing of payment and methods shall be left to the Board of Directors in connection with retiring directors and the Board of Statutory Auditors in connection with retiring statutory auditors, respectively. .

The profile of retiring directors and statutory auditors is set forth below.

Name	Brief personal history	
Kusaku Mori	June 1999 June 2002 June 2005	Director of the Company Managing Director Senior Managing Director (present position)
Noriaki Nakamura	June 1996 June 2001	Director of the Company Managing Director (present position)
Kenzo Isumi	June 1996 June 2003	Director of the Company Managing Director (present position)
Itsuo Totsuka	June 2002 June 2005	Director of the Company Managing Director (present position)
Jitsuo Okauchi	June 2001	Standing Statutory Auditor of the Company (full time) (present position)
Shizen Sasaki	June 2000	Standing Statutory Auditor (full time) (present position)

In addition, the Company resolved at the meeting of the Board of Directors held on May 11, 2007 to abolish the retirement benefits system at the closing of the 113th ordinary general meeting of shareholders.

Accordingly, the Company would like to pay retirement benefits which will be discontinued after such payment, to each of the following directors, if reelected upon shareholders' approval of Agenda Item No. 3, and statutory auditors, if reelected upon shareholders' approval of Agenda Item No. 4, as well as statutory auditors during their term of offices, based on the term of office until the closing of the 113th ordinary general meeting of shareholders, within the reasonable amount pursuant to the Company's prescribed standard (same standard for outside directors). Details with respect to the amount and methods shall be left to the Board of Directors in connection with retiring directors and the Board of Statutory Auditors in connection with retiring statutory auditors, respectively. Payment shall be made at the time of resignation of each of the directors and statutory auditors.

The profile of directors and statutory auditors is set forth below.

Name	Brief personal history	
Yoshitoshi Kitajima	July 1967 July 1970 January 1972 August 1975 December 1990	Director of the Company Managing Director Senior Managing Director Vice President and Director Vice President and Representative Director (present position)
Koichi Takanami	August 1987 June 1993	Director of the Company Managing Director

Name	Brief personal history	
	June 1997	Senior Managing Director (present position)
Satoshi Saruwatari	June 1989 June 1996 June 2001	Director of the Company Managing Director Senior Managing Director (present position)
Masayoshi Yamada	June 1989 June 1996 June 2001	Director of the Company Managing Director Senior Managing Director (present position)
Mitsuhiko Hakii	June 1992 June 1999 June 2003	Director of the Company Managing Director Senior Managing Director (present position)
Osamu Tsuchida	June 1993 June 2001 June 2005	Director of the Company Managing Director Senior Managing Director (present position)
Teruomi Yoshino	June 1996 June 2001 June 2005	Director of the Company Managing Director Senior Managing Director (present position)
Yoshinari Kitajima	June 2001 June 2003 June 2005	Director of the Company Managing Director Senior Managing Director (present position)
Hiromitsu Ikeda	June 1990 June 2002	Director of the Company Managing Director (present position)
Toshio Kawada	June 1997 June 2004	Director of the Company Managing Director (present position)
Kazumasa Hiroki	June 2001 June 2005	Director of the Company Managing Director (present position)
Yujiro Kuroda	June 2001 June 2005	Director of the Company Managing Director (present position)
Tatsuya Nishimura	June 2001 June 2005	Director of the Company Managing Director (present position)
Masahiko Wada	June 2002 June 2005	Director of the Company Managing Director (present position)
Tetsuji Morino	June 2002 June 2005	Director of the Company Managing Director (present position)
Takashi Toida	June 2002 June 2005	Director of the Company Managing Director (present position)
Shigeru Kashiwabara	June 2003 June 2005	Director of the Company Managing Director (present position)
Kunikazu Akishige	June 2003 June 2005	Director of the Company Managing Director (present position)
Kenji Noguchhi	June 2004	Director of the Company (present position)
Yoshiaki Nagano	June 2005	Director of the Company (present position)
Motoharu Kitajima	June 2005	Director of the Company (present position)
Tadao Tsukada	June 2002	Director of the Company (present position)
Minoru Yoneda	June 2000	Director of the Company (present position)
Yasuchika Negoro	June 2003	Statutory Auditor of the Company (present position)
Kuniaki Nomura	June 2005	Statutory Auditor of the Company (present position)

Agenda Item No. 7: Payment of bonuses to directors and corporate

With respect to bonuses to be paid to directors for the fiscal year 2006, after taking into consideration various factors comprehensively, including the business result of the fiscal year, the Company decided to pay an aggregate amount of ¥255 million to twenty five directors (excluding outside directors) as of the end of the fiscal year.

Agenda Item No. 8: Changes of the amount of bonuses to directors and statutory auditors

With respect to the amount of compensation to be paid to directors and statutory auditors of the Company, the resolutions adopted at the 103rd and 111th ordinary general meetings of shareholders held on June 27, 1997 and June 29, 2005, respectively, that no more than ¥80 million to directors and no more than ¥12

million to statutory auditors shall be paid on a monthly basis, remain in effect. However, after taking into consideration all circumstances comprehensively (changes of economic conditions after such resolutions, the abolition of the retirement benefit system to be proposed at the 113th ordinary general meeting of shareholders and the future plan to pay bonuses to directors within the limit for compensation amount going forward), the Company would like to revise the existing per month figures to per annum figures with respect to the possible amount of compensation. Accordingly, the amount of compensation to be paid to directors and statutory auditors shall be no more than ¥2.4 billion per year (among such amount, no more than ¥40 million shall be paid to outside directors) and no more than ¥180 million per year, respectively.

Please note that the amount of compensation to directors does not include compensation to employees for persons who serve as employees and directors at the same time.

Currently, there are twenty six (26) directors (including one outside director) and five (5) statutory auditors. If Agenda Items No. 3 and 4 are approved as proposed, the number of directors and statutory auditors will be twenty eight (28) and five (5), respectively.

Countermeasures against large-volume acquisition of shares of the Company (Anti-takeover measures)

1. Efforts to improve the corporate value and ensure shareholders' mutual benefit, and the purpose of introduction of countermeasures

"Shueisha" the forerunner of Dai Nippon Printing Co., Ltd. (the "Company"), was established in 1876. There is a description of "Business of Civilization" in its internal rules at the time, which shows its great ambition to contribute to the development of civilized society by utilizing typographic printing with hot metal, a state-of-the-art technology at the time, at the rapidly modernizing era right after the Meiji Restoration. After that, until around 1945, the Company mainly engaged in publication printing. After making inroads into the packaging field in 1951, the Company expanded its business to fields of packaging, decorative materials, electronics, business forms, information recording material and industrial supplies, under a core business strategy called "Expansion Printing" by the development of applied printing technologies. "Expansion Printing" is realized by its advanced printing technologies including coating, patterning and microfabrication that the Company has been developing and promoting for a long time as well as its corporate culture based on its spirit held since the time of incorporation to apply and compound these technologies organically and constantly provide beneficial products and services to the society.

Based on such historical background, the Company established the vision for the 21st century in May 2001 and set a new management principle of "contributing to an intellectually stimulated and creative society of the 21st century." The Company aims to contribute to the creative society through the provision of solutions for various problems of customers and citizens by blending its printing technology which the Company has been achieving since its incorporation with the information technology which the Company has been building up since the first half of 1970s'.

Recently, corporations are expected to improve business performance and strengthen financial aspects, but also to fulfill social responsibilities. The Company has been actively engaging in cultural activities and environmental protection activities, among other activities, to align with the awareness of various stakeholders including customers and citizens, since the time when the CSR (Corporate Social Responsibility) remained to be a low profile subject matter. As a result of such activities in the past, the Company received the Grand Prize in the "Key Firm of Integrity Award 2005" as well as the Minister of Environment's Award as part of the 14th "Global Environment Awards" in 2005.

The Company celebrated the 130th anniversary of its founding in October 2006. We believe that we are becoming an indispensable company to the society through continuous development and provision of state-of-the-art products, services and solutions in each segment of the Information Communication, Lifestyle & Industrial Supplies, and Electronics, by blending technological capabilities with corporate culture that the Company has been fostering. We believe that, by placing a vision of "DNP as a P&I (Printing Technology and Information Technology) Solutions provider," we are able to further develop our businesses, based on mid-/long-term perspectives, and by placing emphasis on *taiwa* (a process that entails identifying problems and finding solutions through the exchange of viewpoints and ideas) with various stakeholders, accurately understanding problems of customers and citizens in every industry, and providing the DNP group's combined strengths to solve such problems. We believe that such actions will contribute to the improvement of the Company's corporate value as well as mutual benefit to its shareholders.

Although the Company intends to make efforts to improve its corporate value as well as mutual benefit to its shareholders, recently in Japan, there have been some cases where the large number of shares of a target company was unilaterally purchased without consent of the management of the target company. Of course, the Company is not entirely rejecting the concept of such large-volume acquisition of shares, as long as the action contributes to benefit of the Company's stakeholders such

as shareholders, business partners, customers, local community and employees, and the Company does not deny activities in connection with purchases of shares pursuant to rules of the capital markets. We believe that the final decision on acquisition proposal accompanying the transfer of control of business should be made at the will of all shareholders. However, among the recent large volume acquisition cases some cases could well demonstrate possibilities to damage corporate value and mutual benefit to shareholders.

We believe that the Company's corporate value and mutual benefit to its shareholders are created by (i) realization of above stated management policy and organization, structure and corporate culture that enable such realization, (ii) visible and invisible management resources that the Company has been cultivating since its founding, (iii) various managerial measures toward the future, and (iv) the relationship of trust based on "*taiwa*" with our stakeholders such as many customers and business partners, among others factors. We believe that, without understanding various factors composing the Company's corporate value, it is impossible that the corporate value and mutual benefit to shareholders to be maintained. Furthermore, we have to say that ① large-volume acquisition from where only a tender offeror obtains a profit at the sacrifice of other shareholders, ② large-volume acquisition that does not provide shareholders with reasonable time and information necessary to consider whether the shareholders tender their shares, ③ large-volume acquisition with inadequate post-acquisition proposals which may damage corporate value and mutual benefit to shareholders and ④ large-volume acquisition that a tender offeror proposes unfairly low purchase price, have possibilities to damage corporate value or mutual benefit to shareholders.

Under such circumstances, the Board of Directors of the Company came to a conclusion that it is the Board of Directors' responsibility not only to ensure information or time necessary for shareholders to make an appropriate decision on whether they will tender their shares and for the Board of Directors to propose alternative measures to its shareholders, but also to take necessary and reasonable measures in certain cases to protect the Company's corporate value and mutual benefit to shareholders, as a framework to prevent large-volume acquisition which are contrary to the corporate value and mutual benefit to shareholders. Accordingly, the Company decided to introduce countermeasures (the "Plan") as follows.

The Company acknowledges that strengthening its corporate governance is important to ensure and improve its corporate value and mutual benefit to shareholders. Accordingly, at the 113th ordinary general meeting of shareholders, we propose partial amendments to the Company's Articles of Incorporation under which the term of offices of directors shall be amended from current two years to one year, in order to further strengthen our corporate governance, make various measures, including the Plan, effective, to ensure and improve the Company's corporate value and mutual benefit to shareholders and clarify further the management's responsibility owed to its shareholders. The Plan is a generally accepted plan and the Company has not received any concrete notice or proposal on large-volume acquisition from any specific third party at this stage. The Plan will be applied to any of the current major shareholders of the Company as well if such major shareholder of the Company plans to acquire the large number of the Company's shares in the future.

2. **Details of the Plan**

(1) Outline of the Plan

(a) Establishing procedures with respect to the implementation of the Plan

The Plan defines procedures for requesting a tender offeror or a proposer (collectively, the "Tender Offeror") to provide information about the tender offer in advance, ensuring the period for collecting information or reviewing merits and demerits of such tender offer, proposing the Board of Directors' plans or countermeasures to its shareholders, or negotiating with the Tender Offeror, among others, in case a tender offer or a similar action is

implemented or its proposal is presented for the shares of the Company. (Please see (2) "Procedures with respect to the implementation of the Plan" below.)

(b) Implementation of the Plan and Establishment of the Independent Committee in order to eliminate arbitrary decisions by Directors

If the Tender Offeror's actions are deemed to harm the Company's corporate value and mutual benefit to its shareholders (for the requirements of such actions, please see (3) "Requirements for gratis allotment of the stock acquisition rights" below), the Company shall, pursuant to a resolution of the Board of Directors, allocate the stock acquisition rights (the stock acquisition rights with an execution condition stipulating that the exercise by the Tender Offeror is not allowed, and with an acquisition provision stipulating that the Company shall acquire the stock acquisition rights from its shareholders other than the Tender Offeror in exchange for the shares of the Company, for details, please see (4) "Outline of the gratis allotment of the stock acquisition rights", the "Stock Acquisition Rights") by way of gratis allotment (as defined in Article 277 or later provisions of the Company Law) to all its shareholders as of the certain date determined by the Board of Directors.

In the Plan, decisions with respect to the implementation/non-implementation or acquisition of the gratis allotment of the Stock Acquisition Rights shall be based on an objective judgment of the Independent Committee, which is composed of persons independent from the Company's Management, in order to eliminate any arbitrary decisions by Directors. The foregoing process shall be based on the regulations of the Independent Committee (for the outline, please see Document 1). Names and brief personal history for members of the Independent Committee is set forth in Document 2.

(c) Implementation of the Stock Acquisition Rights and acquisition of the Stock Acquisition Rights by the Company

There is a possibility that the ratio of voting rights of the shares of the Company held by the Tender Offeror may be diluted to approximately a half of the ratio before such execution or acquisition if: (i) the gratis allotment of the Stock Acquisition Rights is implemented pursuant to the Plan; (ii) the Stock Acquisition Rights are exercised by shareholders other than the Tender Offeror; or (iii) the shares of the Company are issued to shareholders other than the Tender Offeror in exchange for the acquisition of the Stock Acquisition Rights by the Company.

(2) Procedures with respect to the implementation of the Plan

(a) Tender offer to be subject to the Plan

The Company shall, based on the Plan, implement the gratis allotment of the Stock Acquisition Rights pursuant to the procedures as defined in the Plan, when a tender offer that falls under ① or ② below is implemented:

① a tender offer with a holder[1]'s holding ratio[2] of the shares[3] issued by the Company exceeds 20% or more; or

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[1] This term is defined under Article 27-23, Paragraph 1 of the Securities and Exchange Law of Japan. Unless otherwise provided for in the Convocation Notice, the same shall apply elsewhere.

[2] This term includes the holding of persons who are included in holders based on Article 27-23, Paragraph 3 of the Securities and Exchange Law of Japan (including persons whom the Board of Directors of the Company admits as holders).

[3] This term is defined under Article 27-23, Paragraph 4 of the Securities and Exchange Law of Japan.

② a tender offer with a holding ratio[4] of a holder for the shares[5] issued by the Company which are subject to the tender offer[6] and the holder's special related parties[7] holding ratio exceeds 20% or more in total

(b) Request to the Tender Offeror for the provision of information

The Company shall ask the Tender Offeror that intends to implement a tender offer as defined in (a) above to submit a written document prescribed by the Company which attests that the Tender Offeror complies with the procedures defined in the Plan in implementing a tender offer (the "Tender Offer Explanatory Statement") and information, as defined in each section below, necessary for reviewing details of the tender offer (the "Necessary Information") in the format specified by the Company, prior to the implementation of the tender offer, except for a case where the Board of Directors of the Company approves that the tender offer is friendly.

When the Independent Committee determines that submitted information is not sufficient as the Necessary Information, the Committee by itself or through the Board of Directors of the Company may require the Tender Offeror to submit the Necessary Information additionally with an appropriate deadline for submission. In such case, the Company requests the Tender Offeror to additionally submit the Necessary Information by the deadline.

Necessary Information, including additional information to be submitted, shall only be in Japanese.

① Details (including concrete trade name, capital structure and financial information) of the Tender Offeror and its group (including a joint holder, special related party and (in the case of a fund) members and other constituent members

② Purpose, method and details of tender offer (including the amount and type of consideration for tender offer, timing of tender offer, structure of related transactions, legality of method of tender offer, and feasibility of tender offer)

③ Basis of calculation of purchase price of tender offer (including facts/assumption as grounds for calculations, method of calculation, numerical information utilized for calculations, contents of synergy effects that are expected to occur by a series of transactions with respect to tender offer (including details of synergy effects to be shared with other shareholders) and its basis of calculation)

④ Proof of funds for tender offer (including concrete trade name of provider of funds for tender offer (including substantive provider), method of financing and contents of related transactions)

⑤ Post-tender offer management policies, business plans, capital policies and dividend policies of the group of the Company

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4 This term is defined under Article 27-2, Paragraph 8 of the Securities and Exchange Law of Japan.

5 This term is defined under Article 27-2, Paragraph 1 of the Securities and Exchange Law of Japan. Same in ②.

6 This term is defined under Article 27-2, Paragraph 6 of the Securities and Exchange Law of Japan.

7 This term is defined under Article 27-2, Paragraph 7 of the Securities and Exchange Law of Japan (including persons whom the Board of Directors of the Company admits that the persons fall under such category). With respect to persons defined in Article 27-2, Paragraph 7, Section 1, persons as defined in Article 3, Section 2 of the Ministry Ordinance regarding the disclosure of a tender offer for the shares by persons other than the issuer are excluded.

⑥ Post-tender offer policies with respect to the treatment of employees, business partners, customers and other stakeholders of the Company

⑦ Concrete measures to avoid conflict of interest with other shareholders of the Company

⑧ Other information that the Independent Committee reasonably decides its necessity

When the Independent Committee comes to a conclusion that the Tender Offeror commenced a tender offer without complying with the procedures defined in the Plan, except when the Company has special reasons to continuously require the Tender Offeror to submit the Tender Offer Explanatory Statement and the Necessary Information and then, to discuss and negotiate with the Tender Offeror, the Committee, in principle, shall advice the Board of Directors of the Company to implement the gratis allotment of the Stock Acquisition Rights.

(c) Consideration of contents of tender offer, negotiation with the Tender Offeror, and consideration of countermeasures

① Request to the Board of Directors for providing information

When the Tender Offer Explanatory Statement and the Necessary Information are submitted by the Tender Offeror, in order to compare the details of the Tender Offer Explanatory Statement and the Necessary Information with the Board of Directors' business plans and its evaluation of corporate value from a view point of ensuring and improving the Company's corporate value and mutual benefit to shareholders, the Independent Committee may also request the Board of Director of the Company to provide its opinion with respect to the details of a tender offer by the Tender Offeror (including an opinion of retention, same in below) and supporting materials, alternative proposals (if any) or other information or materials that the Independent Committee deems necessary, by setting an appropriate deadline for reply (30 days at the longest).

② Consideration by the Independent Committee

For a period of 60 days, in principle, (the term shall be for a period of 90 days for a tender offer other than one only accepting Japanese yen in cash as consideration and without setting the upper limit for the number of shares to be purchased. In case of (d) ③ below, the Independent Committee can extend such period further. Such period shall be called the "Consideration Period by the Independent Committee."), after obtaining information and materials from the Tender Offeror and from the Board of Directors (if the Independent Committee requested the Board of Directors of the Company to submit information and materials as described above), the Independent Committee shall consider the details of a tender offer by the Tender Offeror, collect and compare information regarding the business plans of the Tender Offeror and the Board of Directors, and consider alternative proposals submitted by the Board of Directors. The Independent Committee shall, directly or indirectly, discuss and negotiate with the Tender Offeror, or advise the Board of Directors to submit the details of a tender offer or alternative proposals to shareholders, if the Independent Committee believes that such actions are necessary to improve the contents of the tender offer, from a viewpoint of ensuring and improving the Company's corporate value and mutual benefit to shareholders.

In order to make the best judgment for the Company's corporate value and mutual benefit to shareholders, the Independent Committee may receive advice from independent third parties (including financial adviser, certified independent accountant, lawyer, consultant and other specialists) at the cost of the Company. When the Independent Committee, by itself or through the Board of Directors, requests the Tender

Offeror to provide consideration materials and other information or seeks to discuss or negotiate with the Tender Offeror, the Tender Offeror must respond to such requests promptly.

③ Disclosure of information

The Company shall promptly disclose information to its shareholders at the point when the Independent Committee considers it appropriate to disclose (i) the fact that Tender Offeror submitted the Tender Offer Explanatory Statement, (ii) the fact that the Consideration Period by the Independent Committee commenced and (iii) the Necessary Information and matters which the Independent Committee deems appropriate.

(d) Method of judgment of the Independent Committee

The Independent Committee shall follow the following procedures upon approach by the Tender Offeror.

① Cases where the Independent Committee advises the implementation of the gratis allotment of the Stock Acquisition Rights

The Independent Committee shall advise the Board of Directors of the Company to implement the gratis allotment of the Stock Acquisition Rights, regardless of the commencement or termination of the Consideration Period by the Independent Committee, if the Tender Offeror did not comply with the procedures as defined in (b) and (c) above, or, as a result of consideration on the details of a tender offer by the Tender Offeror, discussion and negotiation with the Tender Offeror, when a tender offer by the Tender Offeror falls under one of the requirements provided for in (3) "Requirements for the gratis allotment of the Stock Acquisition Rights" below, and when the Independent Committee comes to a conclusion that it is appropriate to implement the gratis allotment of the Stock Acquisition Rights.

However, even after having advised to implement the gratis allotment of the Stock Acquisition Rights, until the commencement of the execution period (as defined in (4)(f) below), the Independent Committee may advise the Board of Directors to cancel the gratis allotment of the Stock Acquisition Rights (before the gratis allotment becomes effective) or to acquire the Stock Acquisition Rights for free (after the gratis allotment became effective), if the Independent Committee concludes that either of the following cases is realized:

(a) after such advice, the Tender Offeror cancels a tender offer or a tender offer no longer exists; or

(b) because of any changes to assumptions underlying determination with respect to such advice, a tender offer by the Tender Offeror no longer falls under any one of the requirements defined in (3) "Requirements for the gratis allotment of the Stock Acquisition Rights", or, even if it falls under the requirements, it is not appropriate to implement or approve to implement the gratis allotment of the Stock Acquisition Rights.

② Cases where the Independent Committee advises the non-implementation of the gratis allotment of the Stock Acquisition Rights

The Independent Committee shall advise the Board of Directors of the Company not to implement the gratis allotment of the Stock Acquisition Rights, regardless of the commencement or termination of the Consideration Period by the Independent Committee, if, as a result of consideration on the details of a tender offer by the Tender Offeror, discussion and negotiation with the Tender Offeror, a tender offer by the Tender

Offeror does not fall under any of the requirements in (3) "Requirements for the gratis allotment of the Stock Acquisition Rights" below, or even if it falls under such requirements, if the Independent Committee concludes that it is not appropriate to implement the gratis allotment of the Stock Acquisition Rights.

However, that, if the assumptions underlying determination to such advice have changed and the requirement in ① above come to be satisfied, the Independent Committee may make an independent judgment including advice on the implementation of the gratis allotment of the Stock Acquisition Rights and provide such advice to the Board of Directors of the Company.

③ Cases where the Independent Committee extends the Consideration Period by the Independent Committee

If the Independent Committee does not come to advise the Board of Directors on the implementation or non-implementation of the gratis allotment of the Stock Acquisition Rights by the end of the Consideration Period by the Independent Committee, the Independent Committee shall resolve the extension of the Consideration Period by the Independent Committee, within the reasonable range necessary for consideration of the details of a tender offer by the Tender Offeror, discussion and negotiation with the Tender Offeror, or development of alternative proposals (if the Consideration Period by the Independent Committee is to be further extended, the same procedures should be followed).

Pursuant to the above resolution, when the Consideration Period by the Independent Committee is extended, the Independent Committee shall continuously collect and consider information, and make its best effort to advise on the implementation or non-implementation of the gratis allotment of the Stock Acquisition Rights within such extended period.

④ Disclosure of information

When the Independent Committee resolved with respect to advice as defined in ① through ③above or when the Independent Committee considers it appropriate to disclose, the Company shall disclose promptly after the resolutions, the outline of the resolutions (including the fact of expiration of the Consideration Period by the Independent Committee) and other matters which the Independent Committee deems appropriate (including the period and reason for extension, if the Independent Committee extends the Consideration Period by the Independent Committee pursuant to ③ above).

(e) Resolution of the Board of Directors

The Board of Directors of the Company shall promptly resolve with respect to the implementation or non-implementation of the gratis allotment of the Stock Acquisition Rights as an organization with respect to such resolution under the Company Law, fully respecting the above advice by the Independent Committee. When the above resolutions are made, the Board of Directors shall promptly disclose the outline of the resolutions and other matters which the Independent Committee deems appropriate. The Tender Offeror is prohibited from implementing a tender offer until the Board of Directors adapts a resolution with respect to the gratis allotment of the Stock Acquisition Rights.

(3) Requirements for the gratis allotment of the Stock Acquisition Rights

The Company plans to implement the gratis allotment of the Stock Acquisition Rights pursuant to the resolution of the Board of Directors' as defined in (2) "Procedures with respect to the

implementation of the Plan" (e) above, if the Tender Offeror does not comply with the procedures defined in the Plan, or, in case the Tender Offeror's actions fall under one of the followings and when the implementation of the gratis allotment of the Stock Acquisition Rights is deemed appropriate. As defined in (2) "Procedures with respect to the implementation of the Plan" (d) above, a decision as to whether the Tender Offeror's actions fall under one of the followings and whether the implementation of the gratis allotment of the Stock Acquisition Rights is appropriate shall be determined, fully respecting the Independent Committee's advice.

① There is a possibility that the following actions may harm the Company's corporate value, and therefore, mutual benefit to its shareholders.

(a) Action which is considered that the Tender Offeror intends to purchase the shares of the Company in order to drive up a stock price and cause the Company or its related parties to purchase such shares at a high price, without having a real intention to participate in the management of the Company.

(b) Action which is considered that the Tender Offeror intends to purchase the shares of the Company in order to conduct so-called the "scorched-earth management", such as a transfer of the Company's intellectually property rights, know-how, business secret, major business partners or customers necessary for the business operation of the Company to the Tender Offeror or its group companies by temporarily controlling the Company.

(c) Action which is considered that the Tender Offeror intends to purchase the shares of the Company in order to divert the Company's asset to the Tender Offeror's or its group company's collateral for debt or resource for liquidation.

(d) Action which is considered that the Tender Offeror intends to purchase the shares of the Company in order to temporarily control the Company's management, cause the Company to dispose its property, securities or other assets which are not related to the current business of the Company (for example, through sales), and cause the Company to temporarily pay high dividend with such distributable profit, or wait an opportunity of a sudden rise of the stock price resulted from a temporary high dividend and sell the Company's shares at such high price.

② Method of a tender offer proposed by the Tender Offeror is a high-handed two step merger (in this method, without soliciting to purchase all the shares held by shareholders at the first-step, the Tender Offeror sets disadvantageous purchase conditions or does not clearly state purchase conditions at the second-step, and then purchases shares through, for example, a tender offer), among other methods, that limits shareholders' opportunity to consider or their freedom and, in effect, may be deemed to have the possibility to force the shareholders to sell the Company's shares (provided, however, that a tender offer for partial shares does not necessarily fall under this case).

③ Tender offer by the Tender Offeror that is deemed to be a tender offer not providing the Board of Directors of the Company a reasonable period of time necessary for the Board of Directors to present alternative proposals.

④ The Tender Offeror does not provide the Company's shareholders with the Necessary Information and other information reasonably required to review the details of a tender offer, or, even if such information is provided, such provision of information is deemed insufficient.

⑤ Acquisition of control over the Company by the Tender Offeror is expected to prejudice the Company's corporate value including benefits of its customers, employees or other

stakeholders, and therefore, is deemed possibly to interfere with the ensurement and improvement of the mutual benefit to shareholders.

⑥ From mid- and long-term standpoint, the Company's corporate value in case the control over the Company is acquired by the Tender Offeror is deemed to be obviously less valuable than the corporate value in case the Tender Offeror does not acquire the control over the Company.

⑦ Conditions of a tender offer (including amount and type of consideration, timing of tender offer, legality of method of tender offer, feasibility of tender offer, post-tender offer management policy or business plan, and post-tender offer policies with respect to the treatment of minority shareholders, employees, business partners, customers and other stakeholders of the Company) are significantly insufficient or inappropriate in the light of the Company's primary value.

⑧ The Tender Offeror is deemed to be inappropriate as the Company's controlling shareholder, from a view point of public policy considerations, because, for example, a person who has a relationship with antisocial forces is included in the management of the Tender Offeror or its major shareholders.

(4) Outline of the gratis allotment of the Stock Acquisition Rights

Outline of the gratis allotment of the Stock Acquisition Rights planned to be implemented based on the Plan is as follows:

(a) The number of the Stock Acquisition Rights

The Stock Acquisition Rights to be allocated shall be the same number as the aggregate number of the Company's outstanding shares (excluding treasury shares held by the Company as of the same date) as of a certain date set by the Board of Director (the "Allotment Date") pursuant to the resolution of the Board of Directors with respect to the gratis allotment of the Stock Acquisition Rights (the "Resolution of the Gratis Allotment of the Stock Acquisition Rights").

(b) Shareholders subject to the allotment

The Company shall implement the gratis allotment of the Stock Acquisition Rights to shareholders (excluding the Company) who are listed or recorded on the most recent shareholders' registry or substantial shareholders' registry as of the Allotment Date (the "Allotted Shareholders") at the rate of one Stock Acquisition Right for one share of the Company.

(c) Effective date of the gratis allotment of the Stock Acquisition Rights

It shall be determined by the resolution of the Board of Directors with respect to the gratis allotment of the Stock Acquisition Rights.

(d) The number of shares targeted of the Stock Acquisition Rights

The number of shares targeted of one Stock Acquisition Right (the "Number of Targeted Shares") shall be one share for one Stock Acquisition Right.

(e) Amount of asset invested at the time of execution of the Stock Acquisition Rights

The investment at the time of exercise of the Stock Acquisition Rights shall be made in cash, and the amount of one share of asset invested at the time of exercise of the Stock Acquisition Rights shall be the amount determined by the resolution of the Board of Directors with respect to the gratis allotment of the Stock Acquisition Rights within the

range of 1 yen or more and equivalent amount of 50% or lower of the market price of one share of the Company.

(f) Exercise period of the Stock Acquisition Rights

The first day of the exercise period shall be determined by the resolution of the Board of Directors with respect to the gratis allotment of the Stock Acquisition Rights (the first day of the exercise period shall be called as the "Commencement Date of Exercise Period"), and the period shall be determined by the resolution of the Board of Directors within the range from one month up to three months. Provided, that, as defined in (i) below, if the Company acquires the Stock Acquisition Rights, the exercise period of the Stock Acquisition Rights with respect to such acquisition shall be one day prior to the day for acquisition. Furthermore, if the last day of the exercise period falls under a holiday of a payment handling financial institution where the cash payment is to be made, preceding business day prior to such holiday shall be deemed to be the last day.

(g) Conditions for exercise of the Stock Acquisition Rights

In principle, related parties of (i) specified large-volume holder[8], (ii) joint-holder of a specified large-volume holder[9], (iii) specified large-volume purchaser[10], (iv) special related party of a specified large-volume purchaser[11], (v) a person who is assigned or inherit the Stock Acquisition Rights from a party falls under (i) through (iv) above without obtaining an approval of the Board of Directors of the Company, or (vi) related party of a party falls under (i) through (v)[12], may not exercise the Stock Acquisition Rights.

---

8 A person who is a holder (including a person who is included in a holder pursuant to Article 27-23, Paragraph 3 of the Securities and Exchange Law or the "SEL") of shares issued by the Company (defined in Article 27-23, Paragraph 1 of the SEL), and his/her holding ratio of the shares (defined in Article 27-23, Paragraph 4 of the SEL) is 20% or more of the outstanding shares (including a person whom the Board of Director of the Company admits that the person falls under this category).

9 A person who is defined in Article 27-23, Paragraph 5 of the SEL and is deemed to be a joint-holder pursuant to Article 27-23, Paragraph 6 of the SEL shall be included in this category.

10 A person who make an announcement to purchase (defined in Article 27-2, Paragraph 1 of the SEL) shares issued by the Company (defined in Article 27-2, Paragraph 1 of the SEL) through a tender offer (defined in Article 27-2, Paragraph 6 of the SEL), and his/her holding ratio of the shares (including a similar case defined in Article 7, Paragraph 1 of the Enforcement Ordinance of the Securities and Exchange Law) he/she holds after the tender offer (defined in Article 27-2, Paragraph 8 of the SEL) becomes 20% or more by adding the share holding ratio of his/her special related party (including a person whom the Board of Director of the Company admits that the person falls under this category.

11 This term is defined in Article 27-2, Paragraph 7 of the SEL (including a person whom the Board of Director of the Company admits that the person falls under this category); provided, however, with respect to a person defined in Article 27-2, Paragraph 7, Section 1 of the SEL, a person who is defined in Article 3, Paragraph 2 of the Ministry Ordinance regarding the disclosure of tender offer by a person other than issuer.

12 "Related Party" of a person is a person who substantively controls the person, is controlled by the person, or is under joint-control with the person (including a person whom the Board of Directors of the Company admits that the person falls under this category), or a person whom the Board of Director of the Company admits him/her as a person acts with a cooperation of the person.

In addition, for the purpose of foreign applicable laws, nonresidents who need to go through prescribed procedures upon exercise of the Stock Acquisition Rights may not, in principle, exercise the Stock Acquisition Rights (provided, however, the Stock Acquisition Rights held by nonresidents are also subject to the acquisition by the Company with its shares as consideration).

(h) Transfer of the Stock Acquisition Rights

Acquisition of the Stock Acquisition Rights by way of transfer needs to be approved by the Board of Directors of the Company.

(i) Acquisition of the Stock Acquisition Rights by the Company

① Anytime before the prior day of the Commencement Date of Exercise Period, whenever the Board of Directors of the Company approves that it is appropriate for the Company to acquire the Stock Acquisition Rights, the Company is able to acquire all Stock Acquisition Rights without cost as of the advent of a date determined by the Board of Directors.

② Notwithstanding ① above, as of the advent of a day determined by the Board of Directors, the Company shall acquire, among the Stock Acquisition Rights held by persons other than those who fall under (i) through (vi) of (g) above, all the Stock Acquisition Rights unexercised as of the prior day of the date determined by the Board of Directors. Furthermore, after such acquisition, when the Company recognizes, among holders of the Stock Acquisition Rights, the existence of persons other than those who fall under (i) through (vi) of (g) above, after the acquisition and as of the advent of a day determined by the Board of Directors, the Company shall acquire all the Stock Acquisition Rights held by such persons that are not exercised as of the prior day of a day determined by the Board of Directors, and in exchange, the Company shall deliver certain number of the Company's shares per one Stock Acquisition Rights, and the same treatment shall apply thereafter.

(5) Effective period of the Plan

The effective period of the Plan (the "Effective Period") shall be for three years (until the closing of the ordinary general meeting of shareholders with respect to March 2010) from the date of the 113th ordinary general meeting of shareholders, when a majority of voting rights of shareholders present at the meeting (including shareholders who exercise their voting rights by a voting right exercise form or via the Internet) approves the Plan at the meeting, and after that, the continuation of the Plan (including continuation after partial amendments to the Plan) shall be approved at an ordinary general meeting of shareholders every year. The Board of Directors shall promptly inform when the continuation of the Plan is approved.

(6) Abolition of and amendments to the Plan

Even before the expiration of the Effective Period, ① if it is resolved at a general meeting of shareholders to abolish the Plan or ② through advice of the Independent Committee, if it is resolved at a meeting of the Board of Directors to abolish the Plan, the Plan shall be abolished at that time. Therefore, the Plan can be abolished pursuant to shareholders' intention.
Furthermore, in order to comply with developments in relevant legal and regulatory systems and other various conditions surrounding the Company, ③ the Board of Directors may possibly amend

or change the Plan upon obtaining advice of the Independent Committee, even during the Effective Period of the Plan.

If the Plan is abolished or changed, the Company shall promptly disclose information with respect to facts of such abolition or change and (in case of the change) contents of the change and other matters.

3. **Rationality of the Plan**

(1) Full satisfaction of requirements of the guidelines on anti-takeover measures

The Plan fully satisfies three principles defined in "Ensuring and/or increasing corporate value and stakeholder profits: takeover defense guidelines" issued by the Ministry of Economy, Trade and Industry and the Ministry of Justice on May 27, 2005.

(2) Respecting shareholders' intention (resolution of a general meeting of shareholders and the Sunset Provision)

As defined in 2.(5) "Effective period of the Plan" above, the Plan shall be effective for three years until the closing of the ordinary general meeting of shareholders with respect to March 2010) from the date of the 113th ordinary general meeting of shareholders, when a majority of voting rights of shareholders present at the meeting approves the Plan at the meeting. The Company proposes an agenda to amend its Articles of Incorporation at the 113th ordinary general meeting of shareholders in order to shorten the term of office of directors from current two years to one year, and therefore, even during the Effective Period of the Plan, shareholders can present their intention through election of directors. In addition, as defined in 2.(6) "Abolition of and amendments to the Plan" above, even before the expiration of the Effective Period, if it is resolved at a general meeting of shareholders to abolish the Plan, the Plan shall be abolished at that time. In that sense, shareholders' intention is reflected in the abolition or extension of the Plan.

(3) Judgment of the Independent Committee independent from the Company's Management that executes the Company's operation and disclosure of information

Upon the introduction of the Plan, in order to eliminate arbitrary decisions of Directors and for its shareholders, the Company shall establish the Independent Committee as an organization that makes objective judgment effectively on the operation of the Plan, including implementation and abolition thereof. The Independent Committee consists of outside experts who meet certain requirements defined by outside directors, outside statutory auditors or regulations of the Independent Committee. If the Company's shares are actually purchased, as defined in 2.(2) "Procedures with respect to the implementation of the Plan" above, the Independent Committee shall, pursuant to the regulations of the Independent Committee, advise the Board of Directors as to whether such purchase of the Company's shares may harm the Company's corporate value and mutual interest to shareholders, and the Board of Directors of the Company shall resolve with respect to the implementation or non-implementation of the gratis allotment of the Stock Acquisition Rights as an organization designated for such resolution under the Company Law, fully respecting the above advice by the Independent Committee.

In this manner, the Independent Committee strictly monitors the Board of Directors so that the Board of Directors does not arbitrarily implement the Plan, and the Independent Committee shall disclose information to shareholders with respect to the outline of their decisions. Accordingly, a system for the purpose of ensuring a transparent operation of the Plan which contributes to the Company's corporate value and mutual benefit to shareholders is in place.

(4) Establishing reasonable objective requirements

As defined in 2.(2)(d) "Method of judgment of the Independent Committee" and 2.(3) "Requirements for the gratis allotment of the Stock Acquisition Rights" above, the Plan is

established so that it shall be implemented only when reasonable objective requirements are fulfilled, and it ensures a structure to eliminate arbitrary implementation by Directors.

(5) Obtaining opinions of third-party experts.

As defined in 2.(2) "Procedures with respect to the implementation of the Plan" above, upon the approach by a Tender Offeror, the Independent Committee may receive advice from independent third parties (including financial adviser, certified independent accountant, lawyer, consultant and other specialists) at the cost of the Company. In this manner, a structure that secures fairness and objectivity of judgment by the Independent Committee is further ensured.

(6) The Plan is not a dead hand type or slow hand type anti-takeover measures

As described in 2.(6) "Abolition of and amendments to the Plan" above, the Plan can be abolished anytime by the Board of Directors consisting of Directors elected at a general meeting of shareholders. A person who intends to purchase a large volume of shares can nominate a Director(s) whom such person may appoint at a general meeting of shareholders. Accordingly, the Board of Directors could consist of such Director(s) who may abolish the Plan.

Therefore, the Plan is not a dead had type anti-takeover measures (anti-takeover measures that cannot abolish or not-implement the Plan, even if a resolution is adopted, at a general meeting of shareholders to change a majority of Directors). In addition, because the Company proposes an agenda to amend its Articles of Incorporation at the 113th ordinary general meeting of shareholders in order to shorten the term of office of directors from current two years to one year, and does not elect Directors on a different term basis or added requirements for removal of Directors, the Plan is also not a slow hand type anti-takeover measures (anti-takeover measures under which it takes time to prevent the implementation of the plan, because it is not allowed to change members of the Board of Directors at once).

4. Influence on shareholders and investors

(1) Influence on shareholders and investors at the time of introduction of the Plan

At the time of introduction of the Plan, the gratis allotment of the Stock Acquisition Rights itself shall not be implemented, and therefore, there shall be no direct and concrete influence on shareholders and investors.

(2) Influence on shareholders and investors at the time of the gratis allotment of the Stock Acquisition Rights

At the time of implementation of the Plan, The Company shall allocate its shareholders as of the Allotment Date as defined separately, the Stock Acquisition Rights for free at the rate of one Stock Acquisition Right for one share of the Company. If shareholders do not go through process such as cash payment or other process with respect to the exercise of the Stock Acquisition Rights as defined in (3)(b) below, the Company's shares held by such shareholders might be diluted by other shareholders' exercise of the Stock Acquisition Rights. However, pursuant to the Board of Directors' decision, through the procedures defined in (3)(c) below, the Company shall acquire the Stock Acquisition Rights held by shareholders other than those who fall under (i) through (vi) of 2.(4)(g) above, and in exchange, the Company shall deliver the Company's shares. In case the Company goes through such acquisition process, shareholders other than those who fall under (i) through (vi) of 2.(4)(g) above shall receive the Company's shares without exercising the Stock Acquisition Rights or the right to cash payment that is equivalent of the exercise price. In such case, the par share value of the shares they hold is diluted, but value of the share of the Company as a whole is not be diluted.

After shareholders who receive the gratis allotment of the Stock Acquisition Rights are decided, if the Company cancels such gratis allotment of the Stock Acquisition Rights or acquires gratis the Stock Acquisition Rights allocated for free, the value per share is not diluted. Therefore, investors

who sold or purchased on the assumption that the value per share is to be diluted have a possibility to reasonably be damaged because of the fluctuation of the share price.

(3) Procedures necessary for shareholders with respect to the gratis allotment of the Stock Acquisition Rights

(a) Transfer of shares

When the Board of Directors resolves with respect to the implementation of the gratis allotment of the Stock Acquisition Rights, the Company shall make a public announcement on the Allotment Date with respect to the gratis allotment of the Stock Acquisition Rights.

The Company shall implement the gratis allotment of the Stock Acquisition Rights to shareholders who are listed or recorded on the most recent shareholders' registry or substantial shareholders' registry as of the Allotment Date. Therefore, the shareholders need to transfer of shares promptly.

However, such transfer of shares is not necessary for shares deposited at the Japan Securities Depositary Center, Inc.

Shareholders who are listed or recorded on the most recent shareholders' registry or substantial shareholders' registry as of the Allotment Date shall naturally become the Stock Acquisition Right holders as of the effective date of the gratis allotment of the Stock Acquisition Rights.

(b) Exercise of the Stock Acquisition Rights

The Company shall send, in principle, the Stock Acquisition Rights exercise request form (the Company-prescribed form including contents and the number of the Stock Acquisition Rights to be exercised, necessary information such as exercise period of the Stock Acquisition Rights, representation and warranty provision with respect to shareholders' fulfillment of conditions for the exercise of the Stock Acquisition Rights, indemnity provision and other oath) and other documents necessary to exercise the Stock Acquisition Rights to shareholders who are listed or recorded on the most recent shareholders' registry or substantial shareholders' registry as of the Allotment Date. After the gratis allotment of the Stock Acquisition Rights, upon submission by shareholders of these necessary documents within the exercise period, and, in principle, by paying the amount as resolved at the meeting of the Board of Directors with respect to the gratis allotment of the Stock Acquisition Rights. Such payment shall be made to the handling financial institution, at ¥1 or more for one Stock Acquisition Right and within the range of equivalent to 50% or lower of the market price of one share of the Company.

(c) Acquisition of the Stock Acquisition Rights by the Company

When the Board of Directors decides to acquire the Stock Acquisition Rights, the Company shall acquire the Stock Acquisition Rights, pursuant to the legal procedures, as of the advent of a day determined separately by the Board of Directors. In addition, when the Company delivers certain number of the Company's shares to its shareholders in exchange for the Stock Acquisition Rights, the Company shall promptly deliver such shares. In such case, the Company may ask the shareholders to submit separately the Company-prescribed form including representation and warranty provision, indemnity provision and other oath stating that such shareholder does not falls under a person defined in (i) through (vi) of 2.(4)(g) above.

Other than above, detailed methods of (i) allotment, (ii) transfer of shares, (iii) exercise or (iv) acquisition by the Company shall be disclosed or notified to shareholders, after the resolution of the Board of Directors with respect to the gratis allotment of the Stock Acquisition Rights.

END

(Reference Material 1)

Outline of the Independent Committee

- The Independent Committee shall be placed by resolution of the Board of Directors of the Company.
- The number of members of the Independent Committee shall be three or more and be elected by the Board of Directors among (i) outside directors, (ii) outside auditors or (iii) outside intellectuals who are independent for the Company's Management involving in managing of the Company. However, outside experts must be proven to be a person with the knowledge of management of company, investment banking business or is a lawyer, registered public accountant, or researcher who mainly researches on the Company Law, or person corresponding to these persons, and must enter into contracts with the Company, which include provisions separately specified by the Board of Directors with respect to a duty to act bona fide in the interest of the Company and a duty of due care.
- The term of office of members of the Independent Committee shall be until the closing of the ordinary general meeting of shareholders with respect to March 2010. However, if resolution of the Board of Directors otherwise provides a different term, the foregoing shall not apply.

  When a member of the Independent Committee who also serves as an outside director or outside auditor loses such position (excluding in case of reappointment), the term as a member of the Independent Committee shall also be terminated at the same time.
- The Independent Committee shall make decisions with respect to the following matters and advice the Board of Directors on their decisions with reasons. The Board of Directors shall resolve with respect to the implementation or non-implementation of the gratis allotment of the Stock Acquisition Rights as an organization designated to adopt such resolution under the Company Law, respecting the above advice by the Independent Committee. Each member of the Independent Committee and each director of the Company shall conduct the foregoing actions from the viewpoint of whether such actions contribute to the Company's corporate value and mutual benefit to its shareholders, and must not do so for such director's or the Company's Management's personal profit:

  ① Whether or not certain action falls under a tender offer subject to the Plan;

  ② Implementation or non-implementation of the gratis allotment of the Stock Acquisition Rights, or extension of the Consideration Period of the Independent Committee;

  ③ Cancellation of the gratis allotment of the Stock Acquisition Rights;

  ④ Acquisition of the Stock Acquisition Rights for free;

  ⑤ Abolition of or amendments to the Stock Acquisition Rights; and

  ⑥ Among other matters to be determined by the Board of Directors, matters which the Board of Directors consulted with the Independent Committee.
- In addition to above, the Independent Committee shall conduct the following matters as necessary:

  ① Determining information to be provided by the Tender Offeror and by the Board of Directors to the Independent Committee and the deadline for their reply;

  ② Reviewing and considering details of a tender offer by the Tender Offeror;

  ③ Negotiating and discussing with the Tender Offeror;

④ Requesting the Board of Directors to submit an alternative proposal and considering the alternative proposal;

⑤ Conducting other actions that the Independent Committee is authorized to do pursuant to the Plan; and

⑥ Considering matters that the Board of Directors separately defined as matters that the Independent Committee is authorized to conduct.

- When the Independent Committee determines that the contents in the Tender Offer Explanatory Statement or submission of the Necessary Information are not sufficient, the Independent Committee may require the Tender Offeror to submit additional information. Furthermore, when the Tender Offer Explanatory Statement and the Necessary Information are submitted by the Tender Offeror, the Independent Committee may also requre the Board of Director of the Company to provide its opinion with respect to the details of a tender offer by the Tender Offeror and supporting materials, alternative proposals (if any) or other information that the Independent Committee deems necessary, within the prescribed deadline.

- The Independent Committee shall, directly or indirectly, discuss and negotiate with the Tender Offeror, or advise the Board of Directors to submit alternative proposals, if the Independent Committee believes that such actions are necessary to improve the details of the tender offer, from a viewpoint of ensuring and improving the Company's corporate value and mutual benefit to its shareholders.

- The Independent Committee may request the attendance of directors, statutory auditors, employees or other persons whom the Independent Committee deems necessary in order to collect necessary information, and have them explain the matters which the Independent Committee requires.

- The Independent Committee may receive advice from independent third parties (including financial adviser, certified independent accountant, lawyer, consultant and other specialists) at the cost of the Company.

- Each member of the Independent Committee may convene a meeting of the Independent Committee at anytime including when a tender offer is implemented.

- Resolution of the Independent Committee shall be made, in principle, by attendance of two third of the members and by resolution of a majority of the members present. However, if there is an unavoidable reason, resolution may be adopted by the attendance of a majority of the members and by resolution of a majority of the members present.

(Reference Material 2)

Name and Brief History of Members of the Independent Committee

Tadao Tsukada

[Brief History]

Born in October 1939

April 1982	Professor of Tokyo Institute of Technology
April 1999	Adviser to the Company
October 1999	Professor of
June 2002	Director of the Company (present position)

* Mr. Tadao Tsukada is an outside director as defined in Article 2, Section 15 of the Company Law. There is no special interest between Mr. Tsukada and the Company.

Chikayasu Negoro

[Brief History]

Born in July 1932

April 1958	Appointed as Prosecutor
June 1990	Administrative Vice Minister of Ministry of Justice
December 1993	Superintending prosecutor of Tokyo High Public Prosecutors' Office
August 1996	Chairperson of Japan Fair Trade Commission
August 2002	Attorney
September 2002	Adviser to the Company
June 2003	Statutory auditor of the Company (present position)

* Mr. Chikayasu Negoro is an outside auditor as defined in Article 2, Section 16 of the Company Law. There is no special interest between Mr. Negoro and the Company.

Toshihiro Mizuhara

[Brief History]

Born in July 1930

April 1955	Appointed as Prosecutor
June 1984	Prosecutor of the Supreme Public Prosecutors' Office
September 1989	Superintending Prosecutor of Sendai High Public Prosecutors' Office
December 1991	Superintending Prosecutor of Nagoya High Public Prosecutors' Office
July 1992	Chairperson of Securities and Exchange Surveillance Commission
July 1998	Attorney
February 1999	Adviser to the Company (present position)

* There is no special interest between Mr. Mizuhara and the Company.

(Reference Material 3)

Principal Shareholders of the Company

Name	Investment in DNP	
	Number of shares (thousands)	Percentage of total equity (%)
The Master Trust Bank of Japan, Ltd. (Trust A/C)	46,044	6.30
The Dai-ichi Mutual Life Insurance Co.	34,646	4.74
Japan Trustee Services Bank, Ltd (Trust A/C)	23,444	3.21
UBS AG London - IPB Client Account	23,179	3.17
State Street Bank and Trust Company 505103	21,050	2.88
NATS CUMCO	19,644	2.69
Mizuho Corporate Bank, Ltd.	15,242	2.09
Nippon Life Insurance Co.	14,349	1.96
Mizuho Bank, Ltd.	12,471	1.71
Employees' Shareholding Association	9,934	1.36

(Notes)

1. DNP owns 35,563,002 treasury shares although the table does not include this figure. 1,000 out of 35,563,002 shares are actually not owned by DNP although the name of DNP is included in the list of shareholders.

2. Large shareholding report was filed on March 7, 2007 by Mizuho Corporate Bank, Ltd. and other three joint holders. However, the Company cannot verify the number of shares held by the beneficial shareholders as of March 31, 2007. The contents of the large shareholding report are as follows:

Name	Number of shares owned (thousands)	Shareholding percentage of the total shares outstanding (%)
Mizuho Corporate Bank, Ltd. And other three (3) joint holders	46,153	6.32

3. Large shareholding report was filed on April 6, 2006 by Morgan Stanley Japan Securities Co., Ltd. and other nine joint holders. However, the Company cannot verify the number of shares held by the beneficial shareholders as of March 31, 2007. The contents of the large shareholding report are as follows:

Name	Number of shares owned (thousands)	Shareholding percentage of the total shares outstanding (%)
Morgan Stanley Japan Securities Co., Ltd. and other nine (9) joint holders	40,876	5.52

4. Large shareholding report was filed on January 15, 2007 by Brandes Investment Partners, L.P. However, the Company cannot verify the number of shares held by the beneficial shareholder as of March 31, 2007. The contents of the large shareholding report are as follows:

Name	Number of shares owned (thousands)	Shareholding percentage of the total shares outstanding (%)
Brandes Investment Partners, L.P.	37,469	5.13

(Instructions for the Exercise of Voting Rights via the Internet)

1. Matters to be acknowledged in exercising your voting rights via the Internet

If you choose to exercise your voting rights via the Internet, please do so by 6:00 p.m. of June 27, 2007 (Wednesday) upon acknowledging the following matters:

(1) Voting rights may be exercised online only by using the following website designated by the Company (please refer to the URL below). Please note that you will need the voting code and dedicated voting password as indicated on the enclosed voting rights exercise form if you want to exercise your voting rights on the Internet.

(2) Please note that the voting number and voting password dedicated shall be only effective for the 113th ordinary general meeting of shareholders. The Company will provide new voting number and new voting password for the next meeting.

(3) If the voting right is exercised by way of both voting right exercise form and Internet, the exercise of voting right via the Internet shall be deemed valid.

(4) If the voting right is exercised via the Internet multiple times, the last exercise of voting right shall be deemed valid.

(5) Any connection charges due to Internet service providers and communication charges due to communication carriers incurred as a result of using the voting website shall be paid by the shareholder.

2. Method to vote via the Internet

(1) Please access to http://www.it-soukai.com/ or https://daiko.mizuho-tb.co.jp.
Please note that you are not able to access the above URL from 3:00 a.m. to 5:00 a.m. during the Exercise Period.
(2) Please insert your voting number and voting password and press "log-in" button.
The voting number and voting password is written in the top right corner of enclosed voting right exercise form.
(3) Please exercise your voting right pursuant to the guidance on the screen.

3. Environment for the usage of the voting website

(1)	Personal computers	Windows, Macintosh (PDA, game machine and cellular phone are not corresponding.)
(2)	Browser	Microsoft, Internet Explorer 5.5 or higher versions, Netscape Communicator 4.7 or higher versions
(3)	Internet environment	Environment where internet connection is available
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[Reference Material for the 113th Term Ordinary General Meeting of Shareholders]
Dai Nippon Printing Co., Ltd.

Business Report

(From April 1, 2006 to March 31, 2007)

1. Current situations of DNP Group (Business Group)

(1) Progress and outcomes of our businesses

In this consolidated fiscal year, the capital expenditures have been increased and the personal consumptions have also steadily gone up because of the growth of corporate earnings. Thus, the economy of Japan has continued to gradually expand.

However, the printing industry is still facing the severe economic conditions. This is because the prices of materials went up due to the increase in the oil price and, on the other hand, the unit prices declined due to the intensification of competition.

Based on our corporate vision "P & I Solution", DNP Group has been actively performing the sales activities in order to provide the products, services and solutions suitable for the customer needs. Additionally, we have been trying to implement "Manufacturing 21 Project" aiming at the reduction in costs in order to improve our business results.

With regard to the net sales, the commercial printing business including flyers and brochures has stably expanded. And also, the IPS (information processing services) --- entering data in personal mails, and printing and sending them --- and the IC card business have grown. In addition to these, the sales of various optical films for thin model displays have dramatically increased.

On the other hand, our income has dropped because of the increase in the prices of film materials and paper, decrease in the unit prices, and decline in the sales of LCD color filters which have been affected by inventory adjustment.

As a result, the consolidated net sales, consolidated operating income, consolidated ordinary income and consolidate net income of DNP Group are ¥1,557.8 billion (an increase of 3.3 % over the previous fiscal year), ¥96.1 billion (a decrease of 20.3 % as compared with the previous fiscal year), ¥101.3 billion (a decrease of 18.7 % as compared with the previous fiscal year, and ¥54.8 billion (a decrease of 15.9 % as compared with the previous fiscal year), respectively, in the current consolidated fiscal year.

① Overview of business segments in this fiscal year

[Printing business]

- **Information Communication Division**

  With regard to the publication printing, while the number of free papers has increased, both books and magazines have decreased due to the flagging publishing market.

  On the other hand, the commercial printing business including flyers and brochures has stably expanded since a lot of companies have been aggressively performing their sales promotion activities.

  Additionally, the business forms have increased. The IPS --- entering data in personal mails, and printing and sending them --- has continued strong. And the number of IC cards mainly for the finance industry has skyrocketed.

  As a result, the divisional net sales and operating income are ¥668.8 billion (an increase of 1.0 % over the previous fiscal year) and ¥50.9 billion (a decrease of 0.1 % as compared

with the previous fiscal year), respectively.

- **Lifestyle and Industrial Supplies Division**

  With regard to the packaging materials, while the primary performs of plastic bottles and soft packaging materials have been increased, the paper dishes and cups have decreased.

  The environment and human friendly decorative sheets including "Safmalle" which are the building materials have steadily increased.

  With regard to the industrial materials, ribbons for standard paper faxes have reduced. On the other hand, ribbons for color printers have gone up. Additionally, the various optical films for thin model displays have dramatically increased.

  As a result, the divisional net sales and operating income are ¥532.7 billion (an increase of 11.0 % over the previous fiscal year) and ¥36.2 billion (a decrease of 3.6 % as compared with the previous fiscal year), respectively.

- **Electronics Division**

  The photomask products including mainly the state-of-the-art products have increased. On the other hand, the etched products including the lead frames have dropped.

  While the backplanes for PDP, which have been added to the consolidated accounting process from this fiscal year, have stably expanded, the LCD color filters have declined due to the reduction in unit prices and inventory adjustment. Additionally, the shadow masks and screens for projection TVs have grown at a sluggish pace.

  As a result, the divisional net sales and operating income are ¥291.9 billion (a decrease of 1.6 % as compared with the previous fiscal year) and ¥14.8 billion (a decrease of 60.6 % as compared with the previous fiscal year), respectively.

[Beverages business]

- **Beverages Division**

  Because of the intensification of competition, our primary products including coffee and tea have flagged and the functional drinks have also grown at a sluggish pace. However, we have launched the campaign for 120th anniversary of Coca Cola birth. In addition to this, we have released some new products including "Karada meguri cha", and others such as "Georgia Santos Premium" and "Jozu ni yasai: Hokkaido milk and yasai", which are sold exclusively in Hokkaido in order to achieve our goals.

  As a result, the divisional net sales are ¥74.1 billion (a decrease of 3.0 % as compared with the previous fiscal year). However, its operating income is ¥600 million (an increase of 122.5% over the previous fiscal year) because of the effects from cost reduction.

② Basic management policy

DNP Group tries to "Contribute to establishing the sophisticatedly active, rich and creative society fitting to the 21st century" This is our vision for this century or mission statement.

Based on this mission and the concept "P & I Solution DNP", we will make our best efforts to solve problems of our customers and other people through the communications with them and stably expand our businesses. This is our basic management policy.

"P" included in the concept above stands for the printing technology which DNP Group has continuously improved since its establishment. And "I" stands for the information

technology which we have promoted and acquired since early 70's. Thus, the concept "P & I Solution DNP" represents the combination of both technologies which allow us to provide the unique solutions for customers.

In order to realize our vision, it is very important that the management and all of the employees need to tackle various challenges and overcome difficulties together under the mutual understanding and strong relationship. In October of the last year, the management and labor union released the "Labor - Management Cooperation Statement" to confirm "the importance of the relationship between the management and employees" and "mutual understanding and reliability". Therefore, according to this statement, we have freshly determined that we will further improve this company to foster the corporate culture with creativity and vitality.

We recognize the CSR (Corporate Social Responsibility) as one of critical managerial issues. If we face a problem related to the CSR, we will actively deal with it. And, needless to say, we comply with the laws and ethics. In addition to this, we are now enhancing our internal control system which allows us to always practice the appropriate and fair business activities.

As part of these activities, DNP Group took part in the Global Compact of the UN in last July. We are voluntarily trying to implement 10 principles raised at the Global Compact, which are connected to the human rights, labors, environments and corruption prevention. Thus, this means that we intend to faithfully do our businesses in order to win the trust of each stakeholder such as shareholders, customers, employees and others.

③ Environment protection activities

DNP Group is carrying out the environment protection activities such as prevention of global warming through our own environment management system "Eco Report System" in order to contribute to establishing the sustainable recycling society.

In this fiscal year, in addition to the development of environment friendly products, we have aggressively performed some other activities, for example, green procurement, reduction in environment load in our production processes, zeroing of industrial waste.

④ Corporate cultural activities

We had our unique exhibitions and events at ggg (ginza graphic gallery) in Tokyo, ddd Gallery in Osaka and CCGA (Center of Contemporary Graphic Arts) in Sukagawa City, Fukushima because we would like a lot of people to come to be familiar with graphic designs.

ggg opened in March, 1986 and has its 20th anniversary. And ddd Gallery also does its 15th anniversary. The accumulated number of visitors of both galleries exceeds a million.

In last October, we opened "Louvre - DNP Museum Lab" in DNP Gotanda Building in cooperation with Louvre Museum in France to implement the joint project to explore the new way of appreciating arts. At this lab, the works which belong to Louvre Museum are displayed for 3 years until 2009. The works are replaced with the other ones twice a year. We are going to offer the new way of appreciating arts through the information and video technologies which DNP has been developing over many years.

In the 1st Exhibition (Period: October 30, 2006 to March 10, 2007), "A Carabineer" drawn by Theodore Gericault who is a well known French painter was displayed. A new appreciation system was employed, which includes IC tags and portable information terminals. This system realizes high resolution and its screen images are 4 times clearer than the standard high vision system. The system and screen images won great popularity. The number of visitors was about 5000.

(2) Overview of capital expenditures and fund raising

In this fiscal year, we have made an investment mainly in the new strategic area including LCD color filters and existing areas including automation and energy saving. The total capital expenditures were ¥162.8 billion which was added to the assets.

More specifically, we bought the production line of LCD color filters from Sharp Corporation. This production line is located in the 2nd Kameyama Plant in Mie Prefecture and equipped with the ink jet system. And, in order to enhance our production, we added the ink jet production equipment for the 6th generation in Kurosaki plant in Kitakyushu. In addition to these, a new plant opened in Mihara City, Hiroshima Prefecture for optical materials such as optical films.

Moreover, we built DNP Gotanda Building in Shinagawa, Tokyo. This building has various presentation spaces based on the concept "Entire Showroom". And the P & I solution related departments such as sales and marketing, planning, production and research were set up in this building because it is a center of our solution business.
All of the facilities above were self-financed.

(3) Issues to be worked on

We expect that the domestic economy will be gradually and continuously recovering due to civil demand. However, in terms of economies of foreign countries and oil price, some uncertainties still remain. Therefore, we are not allowed to be optimistic.
The situations in the printing industry will be also tough because of the increase in material prices and intensification of competition.

While facing tough conditions, DNP Group will promote the P & I solution which is our vision for the 21 century in order to achieve the medium and long term stable growth.

First of all, the Information Communication Division has been providing the various services and products. For example, it has been seeking the method of expression best suitable for customer needs and introducing the solutions for a wide variety of media such as the Internet and mobile phones. Above all things, with regard to the IC card business and the IPS --- entering data in and personal mails, and printing and sending them ---, the Information Communication Division intends to further improve its competitiveness, taking advantage of its ability to develop software and information processing technology which allows it to rapidly process a large volume of information under the perfect information security system.

Secondary, the Lifestyle and Industrial Supplies Division will develop functional packaging materials, considering user friendliness and how to store contents (for example, food). In addition to this, it will also develop various functional materials such as IB film (Innovative Barrier Film) with higher barrier performance for industrial materials such as medicines and electronic parts in order to provide human and environment friendly and highly functional packaging materials. Furthermore, the building materials have been renamed as "Dwelling Space Materials." The Lifestyle and Industrial Supplies Division intends to develop products with a focus on environment, design and high functionality to provide healthy and comfortable dwelling spaces. We call the various optical films used for thin model displays as "Opt Materials". And we expect that the market of such materials will be highly growing among all other industrial material markets. Thus, the division will make its best efforts to improve its productivity and quality and reduce costs.

Thirdly, we expect that the business area which the Electronics Division is involved in will be dramatically growing and highly profitable. Thus, we intend to selectively allocate our management resources to this division in order to enhance its productivity and develop new technologies and products. This allows us to catch up with the rapid changes of market needs. Above all things, since the demand for LCD TV sets will be expected to expand, we are enhancing the production lines of LCD color filters for the 6th and 8th generations. Actually, we have started

to provide our LCD color filters for the 8th generation since last September. These products are manufactured together with LCD panels using the ink jet system in 2nd Kameyama Plant of Sharp Corporation in Mie Prefecture. This type of production line has been implemented for the first time in the world.

We are building Kyoto Plant for photo masks and aim to start the operations from next January. And also, we have a plan to build a new plant in Taiwan in next May. This will be our 2nd overseas plant following the one in Italy. The state of the art 45 nano products will be mainly produced at Kyoto Plant. Taiwan Plant will meet the demand for 65 nano products. Thus, we will establish the production system which allows us to stably provide our products for customers and reduce lead time.

We will actively develop the new business areas which allow us to continuously create high added values by providing highly functional products and services. More specifically, we are now developing the system to process and distribute the contents for the Internet, mobile phones and data broadcasting. Moreover, we are also developing a wide variety of products such as information security (for example, biometrics technology for IC cards), IC tags and digital printing.

And we recognize the life science area including medical care, drugs and health care and the energy area including fuel batteries as the ones which we have to be involved in to achieve our medium and long term goals. Thus, by applying our printing technologies to such areas, we will make our best efforts to develop advanced and unique technologies and products.

Furthermore, we will establish the close relationship among each division in order to improve the strength of entire DNP Group. In addition, we are aiming to propose a wide variety of solutions ranging from customers' managerial strategies and promotion plans through consultation and cooperation with our customers.

In order to advance the existing businesses further and immediately foster the new businesses, we need not only to refine our own technologies but also to cooperate with other competent companies.

In the last year, Konica Minolta Holdings Inc. assigned several businesses to us. In last July, the ID photo business and business to domestically sell photo related products, in last October, the developing paper production business at Odawara site, and finally, in this January, photo chemical and chemical synthetic businesses in Fukushima were assigned to us. We obtained these businesses in order to immediately expand our digital photo printing services which we have developed. We will continue to actively form strategic alliances with the other companies and carry out merger and acquisition activities regardless of domestic or overseas.

Next, we would like to explain the cost reduction. We continuously review our business processes to improve the productivity by reorganizing such processes and to reduce the material costs. One of our goals is to establish the solid production system which allows us to maintain and continue the cost reduction. We have launched and carried out the "Manufacturing 21 Project" since 2002. Through this project, we have steadily achieved our goals and enhanced the production system.

We will continue this project to strengthen our technology platform and establish the integrated production system. And through this activity, we will try to continuously improve our quality and reduce the costs.

We are going to stably grow by implementing the activities above. Additionally, we will enhance the corporate governance, establish and appropriately carry the internal control system into effect and actively carry out the CSR activities in order to faithfully do our businesses.

We appreciate your understanding and support.

(4) Assets, profit and losse in the past 3 fiscal years

① Assets, profit and loss of DNP Group

Classification	110th term (4/2003 ~ 3/2004) (millions except for Earnings per share and Net assets per share)	111th term (4/2004 ~ 3/2005) (millions except for Earnings per share and Net assets per share)	112th term (4/2005 ~ 3/2006) (millions except for Earnings per share and Net assets per share)	113th term (this Fiscal Year) (4/2006 ~ 3/2007) (millions except for Earnings per share and Net assets per share)
Net sales	¥1,354,101	¥1,424,942	¥1,507,505	¥1,557,802
Ordinary income	¥97,276	¥120,485	¥124,715	¥101,348
Net income	¥52,971	¥59,936	¥65,187	¥54,841
Earnings per share	¥71.48	¥82.56	¥91.22	¥78.09
Total assets	¥1,513,734	¥1,600,129	¥1,662,377	¥1,700,250
Net assets	¥978,736	¥1,007,943	¥1,063,308	¥1,099,439
Net assets per share	¥1,348.40	¥1,409.18	¥1,507.89	¥1,544.01

(Notes) 1. "Accounting standard for earnings per share" (Corporate accounting standard No.2) and "Guideline for accounting standard for earnings per share" (Corporate accounting standard guideline No. 4) applied to the calculations of the earnings per share and net assets per share.

2. The consolidated statements of the 111th and 112th terms were created in accordance with Clause 2 of Article 19 in the "law for exceptions of the commercial law related to company audit".

3. The consolidated statements of this fiscal year were created in accordance with Clauses 1 and 3 of Article 444 in the "Corporate Law".

② Assets, profit and loss of DNP

Classification	110th term (4/2003 ~ 3/2004) (millions except for Earnings per share and Net assets per share)	111th term (4/2004 ~ 3/2005) (millions except for Earnings per share and Net assets per share)	112th term (4/2005 ~ 3/2006) (millions except for Earnings per share and Net assets per share)	113th term (this Fiscal Year) (4/2006 ~ 3/2007) (millions except for Earnings per share and Net assets per share)
Net sales	¥1,121,767	¥1,156,219	¥1,183,731	¥1,162,244
Ordinary income	¥48,332	¥59,790	¥66,319	¥57,799
Net income	¥22,972	¥28,972	¥38,921	¥33,705
Earnings per share	¥30.82	¥39.70	¥54.27	¥47.95
Total assets	¥1,301,927	¥1,392,282	¥1,423,240	¥1,431,131
Net assets	¥860,961	¥858,868	¥883,464	¥864,155
Net assets per share	¥1,184.99	¥1,199.56	¥1,251.58	¥1,243.53

(Notes) 1. "Accounting standard for earnings per share" (Corporate accounting standard No.2) and "Guideline for accounting standard for earnings per share" (Corporate accounting standard guideline No. 4) applied to the calculations of the earnings per share and net assets per share.

2. The statements of this fiscal year were created in accordance with Clause 2 of Article 435 in the "Corporate Law".

(5) Principal businesses (as of March 31, 2007)

[Printing business]

- **Information Communication Division**

  Books, dictionaries, annalistic books, weekly, monthly and seasonal magazines, free papers, PR magazines, text books, electronic publications including CD-ROMs and DVDs, catalogs, flyers, brochures, calendars, posters, annual reports, POP

  Security and share certificates, cheques, gift certificates, air tickets, bank books, business forms, IPS (Information Processing Service), cash, credit and prepaid cards, various IC cards, ID tags

  Planning and management of events, planning, design and construction of stores and exhibition galleries, proposals of product, promotion, CI, PR plans, planning and production of multimedia software, outsourcing business including management of customer centers, database business, network business, satellite broadcasting business and others

- **Lifestyle and Industrial Supplies Division**

  Various packaging materials for foods, drinks, sweets, daily supplies and medical products, cups, plastic bottles, laminated tubes, plastic containers, packaging systems

  Interior and exterior finishing materials for houses, stores, offices, cars, electric appliances and furniture, stereoscopic printing products, metal decorative sheets, various transcription products

  Ribbons for color printers, faxes, and barcode printers, materials for photos, self-printing business

  Highly functional optical films for displays, electromagnetic shielding films for plasma displays and others

- **Electronics Division**

  Shadow masks, color filters for LCDs, screens for projection TVs, backplanes for plasma display panels, photomask, lead frames, LSI design, ultra slim micro wiring boards for semiconductor packages, suspensions for hard discs and others

[Beverage business]

- **Beverages Division**

  Carbonated beverages, coffees, teas, juices, functional beverages and others

(6) Principal places of business and plants (as of March 31, 2007)

[Domestic]	
Headquarters	Shinjuku, Tokyo

Principal Sales Offices DNP	IPS Office (Shinjuku, Tokyo), Ichigaya Office (Shinjuku, Tokyo), C & I Office (Shinagawa, Tokyo), Commercial Printing Office (Shinjuku, Tokyo), Information Communication Kansai Office (Osaka), Opt Material Office (Shinjuku, Tokyo), Kansai Packaging Material Office (Osaka), Dwelling Space Material Office (Iruma, Saitama), Information Recording Material Office (Shinjuku, Tokyo), Packaging Material Office (Shinjuku, Tokyo), Packaging Material Integrated Development Center (Shinjuku, Tokyo), Display Product Office (Shinjuku, Tokyo), Electronic Device Office (Shinjuku, Tokyo), Overseas Business Office (Shinjuku, Tokyo), and Chubu Office (Nagoya)
Principal subsidiaries and others	DNP Archives.com Co., Ltd. (Shinagawa, Tokyo), Direc Co., Ltd. (Shinagawa, Tokyo), My Point.com Japan Co., Ltd. (Shinagawa, Tokyo), DNP ID Imaging Co., Ltd. (Shinjuku, Tokyo), DNP Dwelling Space Materials Co., Ltd (Iruma, Saitama), DNP Photo Marketing (Taito, Tokyo), DNP PrintRush Co., Ltd (Shinjuku, Tokyo), DNP Hoso Co., Ltd. (Kita, Tokyo), DNP Color Techno Kameyama (Kameyama, Mie), Advanced Colortech, Inc. (Kitakyushu, Fukuoka), DAP Technology Co., Ltd. (Kitakyushu, Fukuoka), DNP Shikoku Co., Ltd (Tokushima), DNP Tohoku Co., Ltd (Sendai), DNP Nishi Nippon Co., Ltd. (Fukuoka), DNP Hokkaido Co., Ltd. (Sapporo), DNP Logistics Co., Ltd. (Kita, Tokyo), The Inctec Inc. (Chiyoda, Tokyo), DNP Trading Co., Ltd. (Chiyoda, Tokyo), and Hokkaido Coca-Cola Bottling Co., Ltd. (Sapporo)
Principal places of production DNP	Akabane Plant (Kita, Tokyo), Ichigaya Plant (Shinjuku, Tokyo), Enoki Machi Plant (Shinjuku, Tokyo), DNP Kamiya Solution Center (Kita, Tokyo), Kuki Plant (Kuki, Saitama), Turuse Plant (Iruma, Saitama), Warabi Plant (Warabi, Saitama), and Oji Plant (Kita, Tokyo)
Principal subsidiaries and others	DNP Offset Co., Ltd. (Minami Saitama, Saitama), DNP Data Techno Co., Ltd. (Ushiku, Ibaraki), DNP Digitalcom Co., Ltd. (Shinagawa, Tokyo), DNP Media Create Co., Ltd. (Shinjuku, Tokyo), DNP Media Create Kansai Co., Ltd. (Ono, Hyogo), DNP IMS Co., Ltd. (Okayama), DNP Opt Material Co., Ltd (Okayama), DNP Dwelling Space Material Co., Ltd. (Iruma, Saitama), DNP Technopack Co., Ltd. (Nishi Sirakawa, Fukushima), DNP Technopack Kansai Co., Ltd. (Kyotanabe, Kyoto), Aseptic Systems Co., Ltd. (Shinjuku, Tokyo), DNP Color Techno Kameyama Co., Ltd. (Kameyama, Mie), DNP Fine Electronics Co., Ltd. (Fujimino, Saitama), DNP Precision Devices Co., Ltd. (Mihara, Hiroshima), DAP Technology, Co., Ltd. (Kitakyushu, Fukuoka), DNP Shikoku Co., Ltd. (Tokushima), DNP Tokai Co., Ltd. (Nagoya), DNP Tohoku Co., Ltd. (Sendai), DNP Nishi Nippon Co., Ltd. (Fukuoka), and DNP Hokkaido Co., Ltd. (Sapporo)
Research institutes	Research and Development Center (Kashiwa, Chiba), Information Communication Research and Development Center (Shinagawa, Tokyo), Integrated Production Research Institute (Kita, Tokyo), Physicality Analysis Research Institute (Kashiwa, Chiba), Opt Material Research Institute (Kashiwa, Chiba), Dwelling Space Material Research Institute (Iruma, Saitama), Information Recording Material Research Institute (Sayama, Saitama), Packaging Material Research Institute (Kita, Tokyo), Display Product Research Institute (Kita Saitama, Saitama), and Electronic Device Research Institute (Fujimino, Saitama)
[Overseas] **Principal places of business**	Concord, Santa Clara, San Francisco, San Marcos, Dallas, Chula Vista, New York, and Los Angels (United States of America), London (United Kingdom), Agrate (Italy), Singapore, Jakarta (Indonesia), Sydney (Australia), Seoul (Korea), Taipei (Taiwan), Shanghai (China), Copenhagen (Denmark), Dusseldorf (Germany),

	Dinan and Paris (France)
Principal places of production	Concord and Chula Vista (United States of America), Agrate (Italy), Jakarta (Indonesia), Karlslunde (Denmark), Singapore, and Johor (Malaysia)

(7) Number of employees (as of March 31, 2007)

① Employees of DNP Group

Name of business segments	Number of employees
Information Communication Division	18,335
Lifestyle and Industrial Supplies Division	12,223
Electronics Division	4,902
Beverages Division	1,282
Whole company (common)	998
Total	37,740

② Employees of DNP

Number of employees	Increase/decrease from the end of previous fiscal year	Average age	Average tenure
9,003	Increased by 406 persons	36.7 years old	13.9 years

(8) Overview of principal subsidiaries

① Overview of principal subsidiaries

	Company name	Capital (millions)	% of voting shares of DNP	Principal businesses
	Hokkaido Coca-Cola Bottling Co., Ltd.	¥2.935	57.0 % (3.8)	Manufacturing and selling of beverages
	The Inctec Inc.	¥2,000	83.4	Manufacturing and selling of inks, varnishes, pigments, and colorants
	DNP Trading Co., Ltd.	¥100	94.3	Selling of various products including paper
*	DNP Color Techno Kameyama Co., Ltd.	¥2,500	100.0	Manufacturing and selling of LCD color filters
*	DNP Nishi Nippon Co., Ltd.	¥400	100.0	Printmaking, printing, book binding, and manufacturing and selling of packaging materials
*	DNP Photo Imaging Co., Ltd.	¥5,100	100.0	Investment in business corporations
	DNP Logistics Co., Ltd.	¥626	100.0	Cargo transportation, warehousing, packaging and shipment
*	DAP Technology Co., Ltd.	¥9,000	65.0	Manufacturing and selling of backplanes for plasma display panels

(Notes) 1. The figure in brackets in "% of voting shares of DNP" field is the percentage of voting shares indirectly held (this is included in % of voting shares of DNP).
2. The subsidiaries with "*" have been added to the principal subsidiaries in this fiscal year.

② Outcomes of business combination

The number of consolidated subsidiaries is 96 including those 8 principal subsidiaries above.

The consolidated net sales and consolidated net income of this fiscal year are ¥1,557.8 billion (an increase of 3.3 % over the previous fiscal year) and ¥54.8 billion (a decrease of 15.9 % as

compared with the previous fiscal year), respectively.

(9) Principal financial institutes from which DNP obtained a loan

There are not such financial institutes.

(10) Assignment of businesses from other companies

① DNP Photo Marketing Co., Ltd., which is one of subsidiaries of DNP, has taken over the business to sell the products related photos from Konica Minolta Marketing Inc. on July 1, 2006.

② DNP IMS Odawara Co., Ltd., which is one of subsidiaries of DNP, has taken over the business to produce the developing papers for silver salt color photos at Odawara site from Konica Minolta Photo Imaging Inc. on October 1, 2006.

③ DNP Fine Chemical Co., Ltd., which is one of subsidiaries of DNP, has taken over the business to produce the materials for developing papers for silver salt color photos, and produce medicines and drug substances at Fukushima Office from Konica Minolta Chemical Inc. on January 1, 2007.

(11) Acquisition of shares of other companies

① DNP has taken up the shares newly issued by DPA Technology Co., Ltd., which was a joint venture company of DNP and Asahi Glass Co., Ltd., on June 28, 2006. Since our ownership ratio increased from 50 % to 65 %, DPA became one of our subsidiaries.

② DNP Photo Imaging Co., Ltd., which is one of our subsidiaries, has acquired all of the outstanding shares of Konica Minolta ID Imaging Inc., which is engaged in the ID photo business, on July 1, 2006. As a result, it became a wholly owned subsidiary and changed its name to DNP ID Imaging Co., Ltd.

2. Shares of the Company

① Issuable shares 1,490,000,000 shares

② Shares issued and outstanding 730,480,693 shares

(Note) We retired the treasury stocks in accordance with Article 178 in the Corporate Law in this fiscal year. Thus, the number of outstanding shares was decreased by 10,000,000 shares from the end of the previous fiscal year.

③ The number of shareholders at the end of this fiscal year 31,364

④ Principal shareholders

Name	Investment in DNP	
	Number of shares (thousands)	Percentage of total equity (%)
The Master Trust Bank of Japan, Ltd. (Trust A/C)	46,044	6.30
The Dai-ichi Mutual Life Insurance Co.	34,646	4.74
Japan Trustee Services Bank, Ltd (Trust A/C)	23,444	3.21
UBS AG London - IPB Client Account	23,179	3.17
State Street Bank and Trust Company 505103	21,050	2.88
NATS CUMCO	19,644	2.69
Mizuho Corporate Bank, Ltd.	15,242	2.09
Nippon Life Insurance Co.	14,349	1.96
Mizuho Bank, Ltd.	12,471	1.71

Employees' Shareholding Association		9,934	1.36

(Note) The table above includes the top 10 principal shareholders.
DNP owns 35,563,002 treasury stocks although the table does not include this figure.
1,000 out of 35,563,002 shares are actually not owned by DNP although the name of DNP is included in the list of shareholders.

3. Officers of the Company

(1) List of directors and auditors (as of March 31, 2007)

Name	Position and responsibilities in DNP or other organization
Yoshitoshi Kitajima	President
Koichi Takanami	Senior Managing Director (in charge of Display Components Operations, Electronic Devices Operations, Advanced Industrial Supplies Operations, Information Media Supplies Operations, Research & Development Center, Technology Development Center, Media Technology Research Center, Intellectual Property Div., Advanced Technology & Business Development Div. and Nanoscience Research Center
Satoshi Saruwatari	Senior Managing Director (in charge of Employee Relations Dept., Recruiting Dept. and CSR Office)
Masayoshi Yamada	Senior Managing Director (General Manager of Finance & Accounting Division)
Mitsuhiko Hakii	Senior Managing Director (in charge of Personnel Dept. and Education & Training Dept.)
Osamu Tsuchida	Senior Managing Director (in charge of Kansai Packaging Operations and Information Communication Kansai Operations)
Teruomi Yoshino	Senior Managing Director (in charge of International Operations and GMM Divi.)
Kosaku Mori	Senior Managing Director (in charge of Lifestyle Materials Operations, Chubu Operations, Integrated Planning & Marketing Div. and Corporate Admin. Dept.)
Yoshihito Kitajima	Senior Managing Director (in charge of Ichigaya Publication Printing Operations and DAC Center)
Noriaki Nakamura	Managing Director (in charge of Purchasing Div. and DNP Nishi Nippon Co., Ltd.)
Hiromitsu Ikeda	Managing Director (in charge of IPS Operations, CBS Center, Integrated Planning & Marketing Div., Creative Machinery & System Sales Div. and RF-ID Business Center)
Kenzo Izumi	Managing Director (in charge of Opto Materials Operations)
Toshio Kawada	Managing Director (General Manager of Commercial Printing Operations and in charge of Integrated Planning & Marketing Div. and Enokicho Sales Dept.)
Kazumasa Hiroki	Managing Director (in charge of Packaging Operations and Integrated Packaging Development Center)
Yujiro Kuroda	Managing Director (in charge of Corporate Planning & Control Dept., Affiliated Companies Dept., Information Systems Div. and Information Promotion Dept.)
Tatsuya Nishimura	Managing Director (General Manager of Ichigaya Publication Printing Operations and in charge of Tohoku District)
Iwao Totsuka	Managing Director (General Manager of Technical & Engineering Div. and Technology Development Center and in charge of Environment & Product Liability Dept. and Nanoscience Research Center)
Masahiko Wada	Managing Director (in charge of Display Components Operations)
Tetsuji Morino	Managing Director (in charge of Strategic Business Planning Dept.)
Takashi Toida	Managing Director (General Manager of Research & Development Center and in charge of Media Technology Research Center, Intellectual Property Div. and Advanced Technology & Business Development Div.)

Shigeru Kashiwabara	Managing Director (in charge of Information Media Supplies Operations)
Kunikazu Akishige	Managing Director (General Manager of Center for Contemporary Graphic Art and in charge of C&I Operations, ICC, Press & Public Relations Office and DAC Center)
Kenji Noguchi	Director (in charge of Legal Affairs Dept. and Auditing Dept)
Yoshiaki Nagano	Director (Electronics Devices Operations Manager)
Motoharu Kitajima	Director (General Manager of C&I Operations and in charge of ICC)
Tadao Tsukada	Director (Professor of Department of Science and Technology at Meiji University)
Jitsuo Okauchi	Standing Statutory Auditor (full-time)
Minoru Yoneda	Standing Statutory Auditor (full-time)
Shizen Sasaki	Standing Statutory Auditor (full-time)
Yasuchika Negoro	Statutory Auditor (Lawyer and Commissioner of Nippon Professional Baseball)
Yasuchika Negoro	Statutory Auditor (Lawyer)

(Notes) 1. President Yoshitoshi Kitajima also serves as Chairman of Hokkaido Coca-Cola Bottling Co., Ltd.
2. Managing Director Hiromitsu Ikeda also serves as President of DNP Data Techno Kansai Co., Ltd.
3. Managing Director Kenzo Izumi also serves as President of DNP Opt Material Co., Ltd.
4. Managing Director Toshio Kawada also serves as President of DNP Graphica Co., Ltd.
5. Managing Director Masahiko Wada also serves as President of DNP Precision Devices Co., Ltd. and Chairman of Advanced Colortech, Inc.
6. Managing Director Shigeru Kashiwabara also serves as President of DNP IMS Co., Ltd.
7. Managing Director Kunikazu Akishige also serves as President of Maison de DNP Ginza Co., Ltd.
8. Director Yoshiaki Nagano also serves as President of DNP Fine Electronics Co., Ltd. and Chairman of DT Fine Electronics Co., Ltd.
9. Director Tadao Tsukada serves as Outside Director specified in Clause 15 of Article 2 in the Company Law.
10. Standing Auditor (full time) Shizen Sasaki, Auditors Yasuchika Negoro and Shinsuke Nomura serve as Outside Auditors specified in Clause 16 of Article 2 in the Corporate Law.
11. Standing Auditor (full time) Minoru Yoneda is a certified tax accountant. Thus, he is extremely knowledgeable about finance and accounting.

(2) Amounts of compensations to directors and auditors

Title	Number of directors or auditors	Amounts of compensations and others (millions)	Remarks
Directors	26	¥924	The maximum monthly amount of compensations for directors is ¥80 million (resolved at the annual shareholders' meeting held on June 27, 1997).
Auditors	5	¥104	The maximum monthly amount of compensations for auditors is ¥12 million (resolved at the annual shareholders' meeting held on June 29, 2005).
Total	31	¥1,028	

(Notes) 1. The amount of compensations for directors above includes the directors' bonuses (¥255 million) which are going to be resolved at the 113th annual shareholders' meeting.
2. The amount of compensations for directors above includes the compensations and others for outside directors.

(3) Outside Directors

① Positions of outside directors in other organizations

Title	Name	Organization
Outside Director	Tadao Tsukada	Professor of Department of Science and Technology at Meiji University
Outside Auditor	Yasuchika Negoro	Outside Auditor of Nippon Telegraph and Telephone Corporation Outside Auditor of Dentsu Inc.
Outside Auditor	Shinsuke Nomura	Outside Auditor of Mitsui Sumitomo Insurance Co., Ltd.

② Appearances of outside directors

Title	Name	Appearance
Outside Director	Tadao Tsukada	He attended the 11 meetings of the board of directors out of 13 meetings held in this fiscal year. And he gave us his opinions and suggestions based on his deep insight and considerable experience as a scholar on an as needed basis.
Outside Auditor	Shizen Sasaki	He attended every meeting of the board of directors (13 times) and every auditors' meeting (6 times) held in this fiscal year. And he gave us his opinions and suggestions based on his experience at the other companies on an as needed basis.
Outside Auditor	Yasuchika Negoro	He attended the 11 meetings of the board of directors out of 13 meetings and every auditors' meeting (6 times) held in this fiscal year. And he gave us his opinions and suggestions from a specialized viewpoint of a lawyer on an as needed basis.
Outside Auditor	Shinsuke Nomura	He attended the 9 meetings of the board of directors out of 13 meetings and every auditors' meeting (6 times) held in this fiscal year. And he gave us his opinions and suggestions from a specialized viewpoint of a lawyer on an as needed basis.

③ Overview of liability limitation agreement

DNP has revised the charter of corporation at the 112th annual shareholders' meeting held on June 29, 2006 and set up the provisions related to the liability limitation agreement with outside directors and auditors.

In accordance with the said charter of corporation, DNP entered into the liability limitation agreements with Outside Director Tadao Tsukada, Outside Auditors Shizen Sasaki, Yasuchika Negoro, Shinsuke Nomura as follows:

a. Liability Limitation Agreement with Outside Director

After the Liability Limitation Agreement becomes effective, the Outside Director shall be liable to DNP for damages defined in Clause 1 of Article 423 in the Corporate Law up to the total maximum liability defined in Clause 1 of Article 425 in the said law if he or she has faithfully fulfilled his or her duty as our Outside Director without serious negligent.

b. Liability Limitation Agreement with Outside Auditor

After the Liability Limitation Agreement becomes effective, the Outside Auditor shall be liable to DNP for damages defined in Clause 1 of Article 423 in the Corporate Law up to the total maximum liability defined in Clause 1 of Article 425 in the said law if he or she has faithfully fulfilled his or her duty as our Outside Auditor without serious negligent.

④ Amount of compensation to outside directors

	No. of outside directors	Amount of compensations and others (millions)
Amount of compensations and others for outside directors	4	¥71

4. Accounting auditor

(1) Name of accounting auditor Meiji Audit Corporation

(2) Amount of fees and others for accounting auditor in this fiscal year

Amount of fees and others	¥70 million
Total amount of money and other benefits to be paid by DNP and its subsidiaries	¥136 million

(Note) The amounts above are fees and others for the operations (audit certification) defined in Clause 1 of Article 2 in the Certified Public Accountant Law. Under the Audit Agreement entered between DNP and the accounting auditor, the audit fee in accordance with the Corporate Law is not differentiated that in accordance with the Securities Exchange Law. And actually, we are not able to substantially separate them. Thus, the table above includes the total amount of both audit fees.

(3) Policy of determination of dismissal or non-reappointment of accounting auditor

If we find that the accounting auditor has some difficulties to fulfill the appropriate audit process, after obtaining consent from the board of auditors or upon request from the board of auditors, DNP will raise the issue about dismissal or non-reappointment of the accounting auditor at the shareholders' meeting.
And the board of auditors of DNP may dismiss the accounting auditor in accordance with Article 340 of the Corporate Law. If this is the case, the auditor selected by the board of auditors shall report the dismissal of the accounting auditor and its reasons at the 1st shareholders' meeting held after the dismissal.

5. Summary of the Contents of Resolution on the Preparation of Framework to Secure the Appropriate Operation

The Company adopted the resolution on "The Preparation of Framework to Secure the Appropriate Operation" with the following items as its summary in the board meeting on May 10, 2006.

(1) The framework to secure that the performance of duties by directors and employees comply with the rules and regulations and the Article of Incorporation

① DNP Group specified "Charter of Activities for DNP Group" and "Activity Standard for Employee of Dai-Nippon Printing Group" as its activity standards for all employees (including directors). They are intended to be understood thoroughly through trainings and other occasions.

② Executive directors must prevent any violation to the rules and regulations and the article of incorporation by supervising the business execution by the heads of business execution departments including corporate officers.

③ For the establishment and the operation of the framework to secure the appropriate

executions in DNP Group, "The Basic Rules for Compliance Management in DNP Group" is established, and job separation of Corporate Ethical Action Committee composed of directors-in-charge in HQ is revised so that the committee becomes an organization to supervise the internal controls in DNP Group.

④ Environment Committee, Product Safety Committee, Information Security Committee, Complaint Processing Committee, Central Disaster Council and the departments in HQ which manage the matters related to the specific rules and regulations should inspect, instruct and train the personnel in other business execution departments and group companies for their responsible fields under the supervision of Corporate Ethical Action Committee.

⑤ As an organization to prepare the framework to secure the reliability of financial reports and the framework to disclose appropriately the company information on a timely basis, "Information Disclosure Committee" should be newly created to disclose the company information of the Company and the group companies, which are subject for consolidated settlements, appropriately and on a timely basis under the supervision of Corporate Ethical Action Committee.

⑥ For the internal audit activity in the Company, Audit Division independent from any business execution department carries out internal audits, instructions and trainings on the establishment and the operation of the framework to secure the appropriate business operation for business executing divisions and group companies.

⑦ The head of the business executing department of the Company must autonomously define the framework and the procedures necessary to its own division by considering the nature of business in its own division based on "Basic Rules for Compliance Management in DNP Group" and implement, check, evaluate and improve them.

⑧ Open Door Room established in Corporate Ethical Action Committee should act as a contact for internal report in DNP Group to accept the reports from employee in DNP Group or any other person on any violation against rules and regulations and to handle them.

(2) Rules and frameworks with respect to the management of risk of loss

For compliance, environment, disaster, product safety, information security and the risk management related to export control and other matters, Corporate Ethical Action Committee, any pertinent committees and other divisions in HQ should prepare rules and implement training to prevent any occurrence of risk and to act swiftly to prevent or reduce the loss incurred in DNP Group when any risk occurs. And for any newly occurred risk, it is necessary to establish an organization and to appoint a manager from directors to handle it swiftly.

(3) Framework to secure the efficiency of the performance of duties by directors

① Board meetings should be held regularly once a month and they should also be held additionally if necessary. And executive management meetings should be held once a month to share management information.

② For the execution of business based on the decision by the board meeting, each responsible staff should carry out under his/her authority based on the organizational rules, the administrative authority rules, the internal memo rules and other internal rules.

(4) Framework on the retention and management of information on the performance of duties by directors

The information related to the business execution by directors should be written and recorded on minutes of board meeting, minutes of meeting of committees, internal memos and other documents or electrical documents. And the documents and electrical documents which record that information should be stored and managed for the period of 10 years or more appropriately and safely and under easily retrieved condition in the accordance to "Basic Rules for Information

Security", "Document Management Standard" and "Electrical Information Management Standard".

(5) Framework to secure the appropriate business execution in the corporate group composed of the Company, its parent company and subsidiaries

① To secure the appropriate business execution in DNP Group, "Charter of Activities for DNP Group" and "Activity Standard for Employee of Dai-Nippon Printing Group" have been established as activity standards for all employees (including directors). They should be thoroughly understood through training and other occasions. And "Basic Rules for Compliance Management in DNP Group" is established on the establishment and operation of the framework to secure the appropriate business execution. And group companies should establish and prepare necessary rules based on them.

② Each group company should autonomously define the framework and the procedures necessary to itself based on the policy in Item (1) and considering the nature and size of its business, and should implement, check, evaluate and improve them.

③ Audit Division, Corporate Ethical Activity Committee and other specialized committees in the Company and other departments in HQ should inspect, instruct and train on the implementation status of the works described in Item (1) and (2).

(6) Framework to ensure the efficiency of audit by auditors

① To support the duties by the auditors, an auditor's room should be prepared to assign dedicated staff. And the staff in the auditor's room should execute their work under the direction of the auditors.

② Audit Division and Corporate Ethical Activity Committee should report to the auditors periodically on the audits, the establishment and operation status of the framework to secure the appropriate business execution.

③ Representing Director should exchange opinions periodically with the auditor group.

6. Abolition of retirement benefit system and review on compensation to officers

The Company reviewed our board member's compensation system in board meeting held on May 11, 2007 and decided to abolish the board member's retirement allowance system and to introduce a compensation system for the purpose to acquire the stocks of our own company.

(1) Abolition of Retirement Benefit System

The retirement benefit system for directors and auditors will be abolished at the time when this meeting is closed. And the retirement benefit for the incumbency period to the time when this meeting is closed will be paid as clearing for discontinuation. It will be paid to pertinent directors upon their retirement, on the condition that shareholders approve it in this meeting.

Specific amounts, timing of payment, method of payment and other matters will be defined in directors' meeting for the payment to directors and in a discussion among auditors for the payment to auditors with observing the company standard and within the specified amounts.

(2) Review on Board Members' Compensation

From July in this year, full-time directors should contribute part of their monthly compensations to the Company's director shareholding association every month to purchase the Company's stocks.

As it is not allowed to sell the purchased stocks before they retire, it will have the character of compensation system linked to the mid- and long-term company growth and the company's value improvement for shareholders.

* NOTE: For the Company's financial information relating to the fiscal year ended March 31, 2007, please refer to financial information as included in the fourth quarter financial results for the twelve months ended March 31, 2007, as filed with the Tokyo Stock Exchange (attached as Document #44 of Exhibit A to the Rule 12g3-2(b) exemption application letter of DNP).

(Reference) The Basic Policy on the Persons who Control the Decision of the Company's Financial and Business Policy

The Company defined "The Basic Policy on the Persons who Control the Decision of the Company's Financial and Business Policy" specified in Article 127 of the enforcement regulation of the Corporate Act in our directors' meeting held on May 17, 2007, and introduced "The Counteraction against the Massive Acquisition of the Company's Stocks (Defense against Buying-Out") (Its details were published in our press release on the same date) based on the said basic policy. The summary of them is show below.

And this counteraction will be effective to the end of the meeting, and it will be continued on the condition that our shareholders approve it in the meeting. See Page 17 to 37 of the reference material for the shareholders' meeting attached to the invitation letter for its details.

1. Basic concept on large-volume acquisition of shares of the Company

Since the Company admits the flexible transactions of its shares as a public company, the Board of Directors of the Company does not deny activities in connection with purchase of shares pursuant to rules of the capital markets, and the Company believes that the final decision on acquisition proposal accompanying the transfer of control of business should be made at the will of all shareholders.

However, recently in Japan, there have been some cases where the large number of shares of a target company was unilaterally purchased without consent of the management of the target company. Among the recent large volume acquisition cases, some cases could well demonstrate possibilities to damage corporate value and mutual benefit to shareholders.

The Company has its corporate culture based on its spirit held since the time of incorporation to apply and compound these technologies organically and constantly provide beneficial products and services to the society.. Based on such historical background, the Company set new management policies of "the vision for the 21st century."

We believe that the Company's corporate value and mutual benefit to its shareholders are created by (i) realization of above stated management policy and organization, structure and corporate culture that enable such realization, (ii) visible and invisible management resources that the Company has been cultivating since its founding, (iii) various managerial measures toward the future, and (iv) the relationship of trust based on "*taiwa*" with our stakeholders such as many customers and business partners, among others factors. We believe that, without understanding various factors composing the Company's corporate value, it is impossible to determine the Company's corporate value and mutual benefit to shareholders.

Because of the reasons above, the Board of Directors believes that any acquisition of shares of the Company which will make the purchaser's voting rights of 20% or more should be done in accordance with certain reasonable rules (the "Plan") in order for a purchaser to provide our shareholders necessary and sufficient information in advance to make a proper judgment on such acquisition.

The Plan is submitted as an agenda for approval of the Company's shareholders at the 113th ordinary general meeting of shareholders so that the Plan can continue to be effective for 3 years after that.

2. Establishment of the Independent Committee

Pursuant to the decision to introduce the Plan, the Board of Directors shall establish the Independent Committee as a checking body to review appropriate operation of the Plan and to eliminate arbitrary decisions by directors. The number of members of the Independent Committee shall be three or more and be elected by the Board of Directors among (i) outside directors, (ii) outside auditors or (iii) outside intellectuals who are independent for the Company's Management involving in managing of the Company. As the first members of the Independent Committee upon

the introduction of the Plan, Messrs. Tadao Tsukada, outside director, Yasuchika Negoro, outside auditor and Toshihiro Mizuhara, attorney took the positions.

3. Outline of the Plan

① Submission of the Tender Offer Explanatory Statement and Necessary Information

The person who intends to 20% or more of the voting rights of the shares of the Company (the "Tender Offeror") should submit the Tender Offer Explanatory Statement clarifying that the purchase shall be made pursuant to the Plan, the details of the Tender Offeror, purpose of acquisition, method of acquisition and other information which are necessary to examine the nature of acquisition to the Company prior to the commencement of the acquisition.

② Request by the Independent Committee for Information Offering

If the Independent Committee decided that the information submitted by the Tender Offeror is insufficient, it may request the Tender Offeror to provide additional information with a specific deadline. The Independent Committee may also request the Board of Directors of the Company to provide their opinions on the proposed acquisition and the alternative measures within 30 days.

③ Consideration Period for the Independent Committee

The Independent Committee shall be given 60 days for consideration, in principle (the term shall be for a period of 90 days for a tender offer other than only accepting Japanese yen in cash as consideration and without setting the upper limit of the number of shares to be purchased) from the date of the acceptance of the information from the Tender Offeror or the Board of Directors of the Company to review the received information.

④ Disclosure of Information

The Company shall promptly disclose information to its shareholders at the point when the Independent Committee considers it appropriate to disclose.

⑤ Advice by the Independent Committee

The Independent Committee shall advise the Board of Directors of the Company to implement the gratis allotment of the Stock Acquisition Rights, if the Tender Offeror did not comply with the Plan or, as a result of consideration at the Independent Committee, when there is a possibility that a tender offer by the Tender Offeror could well demonstrate possibilities to damage corporate value and mutual benefit to shareholders.

⑥ Resolution of the Board of Directors

The Board of Directors of the Company shall promptly resolve with respect to the implementation or non-implementation of the gratis allotment of the Stock Acquisition Rights, fully respecting the above advice by the Independent Committee. When the above resolutions are made, the Board of Directors shall promptly disclose the outline of the resolutions.

⑦ Commencement of Large Volume Acquisition

The Tender Offeror shall commence the tender offer after the Board of Directors of the Company resolves the non-implementation of the gratis allotment of the Stock Acquisition Rights.

4. Influence on Shareholders and Investors

① Influence on shareholders and investors at the time of introduction of the Plan

The Plan is intended to provide shareholders and investors with opportunities to make an appropriate investment decision and is not contribute to the benefits of shareholders and investors. At the time of introduction of the Plan, the gratis allotment of the Stock

Acquisition Rights itself shall not be implemented, and therefore, there shall be no direct and concrete influence on shareholders and investors.

② Influence to Shareholders and Investors upon Implementation of this Plan (a Free Award of Stock Option)

After shareholders who receive the gratis allotment of the Stock Acquisition Rights are decided, if the Company cancels such gratis allotment of the Stock Acquisition Rights or acquires gratis the Stock Acquisition Rights allocated for free, the value per share is not diluted. Therefore, investors who sold or purchased on the assumption that the value per share is to be diluted have a possibility to reasonably be damaged because of the fluctuation of the share price.

Detailed methods of (i) allotment, (ii) transfer of shares, (iii) exercise or (iv) acquisition by the Company shall be disclosed or notified to shareholders, after the resolution of the Board of Directors with respect to the gratis allotment of the Stock Acquisition Rights.

End

49

(The following is an unofficial English translation of the Resolutions of the 113th Ordinary General Meeting of Shareholders of Dai Nippon Printing Co., Ltd. (the "Company"). The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

June 28, 2007

To Our Shareholders

Yoshitoshi Kitajima
Chairman of the Board,
President and CEO
Dai Nippon Printing Co., Ltd.
1-1-1, Ichigaya-Kagacho,
Shinjuku-ku, Tokyo

NOTICE OF RESOLUTIONS ADOPTED AT THE 113TH TERM ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the reports and resolutions have been made at the 113th ordinary general meeting of shareholders of Dai Nippon Printing Co., Ltd. (the "Company") held today as set forth below.

Matters reported:

Item No.1: Matters concerning the business report, consolidated financial statements, the results of audit of the Company's consolidated financial statements by an independent auditor and the Board of Auditors for the 113th Fiscal Year (from April 1, 2006 to March 31, 2007)

Item No.2: Matters concerning the unconsolidated financial statements for the 113th Fiscal Year (from April 1, 2006 to March 31, 2007)

Matters resolved:

Agenda Item No. 1: Distribution of the surplus

The shareholders resolved to approve the agenda, as originally proposed, and it was determined that year-end dividend payout shall be ¥19 per share of the common stock of the Company (¥32 for the annual dividend per share, by adding ¥13 interim dividend to ¥19 year-end dividend).

Agenda Item No. 2: Partial amendments to the Articles of Incorporation

The shareholders resolved to approve the agenda, as originally proposed. The amendments are as follows.

(1) In order to establish the most appropriate management system on a maneuvable basis, clarify further the management's responsibility at each fiscal year, and increase shareholders' opportunities for vote of confidence,

the term of office of directors was changed from current two years to one year.

(2) According to the abolishment of the retirement benefit system to directors and auditors, and the determination of the payment of bonus to directors within the limit of compensation, wording of "bonuses, retirement benefit" was deleted from a provision regarding the compensation to directors, and "retirement benefit" from a provision regarding the compensation to auditors, respectively.

Agenda Item No. 3: Election of twenty eight directors

The shareholders resolved to approve, as originally proposed, the election of the following twenty eight (28) directors whom then assumed office:

Yoshitoshi Kitaujima, Koichi Takanami, Satoshi Saruwatari, Masayoshi Yamada, Mitsuhiko Hakii, Osamu Tsuchida, Teruomi Yoshino, Yoshinari Kitajima, Hiromitsu Ikeda, Toshio Kawada, Kazumasa Hiroki, Yujiro Kuroda, Tatsuya Nishimura, Masahiko Wada, Masahiko Wada, Tetsuji Morino, Takashi Toida, Shigeru Kashiwabara, Kunikazu Akishige, Kenji Noguchi, Yoshiaki Nagano, Motoharu Kitajima, Tatsuo Komaki, Taketsugu Yabuki, Takao Shimizu, Akira Yokomizo, Yoshiki Nosaka, Masaki Tsukada, Tadao Tsukada

* Mr. Tadao Tsukada is outside director.

Agenda Item No. 4: Election of four corporate auditors

The shareholders resolved to approve, as originally proposed, the election of the following four (4) auditors whom then assumed office:

Minoru Yoneda, Noriaki Nakamura, Yasuchika Negoro, Kiyoshi Yuzawa

* Messrs. Yasuchika Negoro and Kiyoshi Yuzawa are outside auditors.

Agenda Item No. 5: Introduction of countermeasures against large-volume acquisition of shares of the Company (Anti-takeover measures)

The shareholders resolved to approve, as originally proposed, the Company's introduction of countermeasures against large-volume acquisition of shares of the Company (anti-takeover measures) in order to ensure and improve its corporate value, and therefore, mutual benefit to its shareholders.

Agenda Item No. 6: Payment of retirement benefits to the Company's retiring directors and auditors, and termination of such payment according to the abolition of the retirement benefits system

The shareholder resolved to approve, as originally proposed, that the Company would pay retirement benefits to Messrs. Kosaku Mori, Noriaki Nakamura, Kenzo Isumi, [Iwao] Totsuka (retiring from directors' position) and Messrs. [Mineo] Okauchi, Shizen Sasaki (retiring from auditors' position), in order to reward their service, within the reasonable amount pursuant to the Company's prescribed standard, and that the concrete amount, timing of payment and methods shall be left to the Board of Directors for retiring directors and the Board of Statutory Auditors for retiring statutory auditors, respectively.

In addition, the shareholders resolved to approve, as originally proposed, that the Company would pay retirement benefits, as discontinued payment, to Messrs. Yoshitoshi Kitajima, Koichi Takanami, Satoshi Saruwatari, Masayoshi Yamada, Mitsuhiko Hakii, Osamu Tsuchida, Teruomi Yoshino, Yoshinari Kitajima, Hiromitsu Ikeda, Toshio Kawada, Kazumasa Hiroki, Yujiro Kuroda, Tatsuya Nishimura, Masahiko Wada, Tetsuji Morino, Takashi Toida, Shigeru Kashiwabara, Kunikazu Akishige, Kenji Noguchhi, Yoshiaki Nagano, Motoharu Kitajima, Tadao Tsukada (directors who were reelected pursuant to shareholders' approval of Agenda Item No. 3), Minoru Yoneda, Yasuchika Negoro (auditors who were reelected pursuant to shareholders' approval of Agenda Item No. 4) and Kuniaki Nomura (auditor during his term of office), based on the term of office until the closing of the 113th Ordinary General Meeting of Shareholders, within the reasonable amount pursuant to the Company's prescribed standard (same standard for outside directors) and the concrete amount and methods shall be left to the Board of Directors for retiring directors and the Board of Statutory Auditors for retiring statutory auditors, respectively. Timing of payment shall be the time of resignation of each director and statutory auditor.

Agenda Item No. 7: Payment of bonuses to directors

The shareholders resolved to approve, as originally proposed, that the Company would pay aggregate amount of ¥255 million to twenty five directors (excluding outside directors) as of the end of the fiscal year.

Agenda Item No. 8: Changes of the amount of compensation to directors and auditors

The shareholders resolved to approve, as originally proposed, that the amount of compensation to be paid to directors shall be no more than ¥24 billion per year (among such amount, no more than ¥40 million shall be paid to outside directors) and compensation to be paid to auditors shall be no more than ¥180 million per year, respectively.

END

Dividend Payment

Pursuant to the resolutions of the 113th Ordinary General Meeting of Shareholders, the Company will pay ¥19 per share as a year-end dividend. Please receive the dividend at a post office near you by utilizing enclosed "postal transfer payment notice" (*yubin furikae shiharai tsuuchisho*) within the term of payment as described in the notice.

By utilizing the "postal transfer payment notice," you can also deposit the dividend into your bank deposit account, postal transfer account or postal savings account. For shareholders who designated the Company to transfer the dividend to your bank deposit account or postal savings account, the Company has completed the transfer process at your designated account. Please confirm the enclosed "dividend statement" (*haitou keisansho*) and "confirmation of account for dividend payment" (*haitou furikomisaki no gokakunin nitsuite*).

Exhibit B

Brief Descriptions in English

No English versions or translations have been prepared for the below listed documents, and therefore, we have prepared brief descriptions in English for these Japanese language documents below:

1. Annual Securities Report for the fiscal year ended March 31, 2006, as filed with the Kanto Financial Bureau of the Ministry of Finance Japan on June 29, 2006, which includes:

   I. Corporate information

      A. Corporate overview
         1. History of changes in major business indices
         2. History of the company and its associated companies
         3. Overview of business
         4. Affiliated companies
         5. Employee information

      B. Business
         1. Discussion of business results
         2. Production, orders and sales
         3. Management issues
         4. Risk factors
         5. Material contracts
         6. Research and development
         7. Discussion and analysis of financial condition and results of operation

      C. Capital assets
         1. Overview of capital expenditures
         2. Important capital assets
         3. Plans for new construction projects and disposition of facilities

      D. Company information
         1. Share information
            a. Total number of shares
            b. Stock acquisition rights
            c. Number of shares outstanding, changes in capital stock
            d. Shareholder information
            e. Major shareholders
            f. Voting rights
            g. Stock options
         2. Treasury stocks
         3. Dividend policy
         4. Changes in share price
         5. Directors and corporate auditors
         6. Corporate governance

E. Financial Information[1]
  1. Consolidated Financial Statements
    (1) Consolidated Financial Statements
      a. Consolidated Balance Sheets
      b. Consolidated Statements of Income
      c. Consolidated Statements of Stockholders' Equity
      d. Consolidated Statements of Cash Flows
      e. Notes to Consolidated Financial Statements
    (2) Others
  2. Non-consolidated Financial Statements
    (1) Non-consolidated Financial Statements
      a. Non-Consolidated Balance Sheets
      b. Non-Consolidated Statements of Income
      c. Non-Consolidated Statements of Appropriation of Retained Earnings
      d. Notes to Non-Consolidated Financial Statements
    (2) Major Assets and Liabilities
    (3) Others

F. Share handling information

G. Reference materials

II. Information of Guaranty Company and Others

Independent Auditor's Report

2. Semi-annual Securities Report for the fiscal half-year ended September 30, 2006, as filed with the Kanto Financial Bureau of the Ministry of Finance Japan on December 11, 2006, which includes:

I. Corporate information

A. Corporate overview
  1. History of changes in major business indices
  2. Overview of business
  3. Affiliated companies
  4. Employee information

B. Business
  1. Discussion of business results
  2. Production, orders and sales
  3. Management issues
  4. Material contracts

---

[1] Financial information as included in the fourth quarter financial results for the twelve months ended March 31, 2006, as filed with the Tokyo Stock Exchange (attached as Document #3 of Exhibit A hereto).

5. Research and development

C. Capital assets
1. Important capital assets
2. Plans for new construction projects and disposition of facilities

D. Company information
1. Share information
a. Total number of shares
b. Stock acquisition rights
c. Number of shares outstanding, changes in capital stock
d. Major shareholders
e. Voting rights
2. Changes in share price
3. Directors and corporate auditors

E. Interim Financial Information
1. Interim Consolidated Financial Statements
(1) Interim Consolidated Financial Statements
a. Interim Consolidated Balance Sheets
b. Interim Consolidated Statements of Income
c. Interim Consolidated Statements of Stockholders' Equity and Interim Consolidated Statements of Changes in Net Assets
d. Interim Consolidated Statements of Cash Flows
(2) Others
2. Interim Non-consolidated Financial Statements
(1) Interim Non-consolidated Financial Statements
a. Interim Non-Consolidated Balance Sheets
b. Interim Non-Consolidated Statements of Income
c. Interim Non-Consolidated Statements of Changes in Net Assets
(2) Others

F. Reference materials

II. Information of Guaranty Company and Others

Independent Auditor's Report

3. Annual Securities Report for the fiscal year ended March 31, 2007, as filed with the Kanto Financial Bureau of the Ministry of Finance Japan on June 28, 2007, which includes:

I. Corporate information

A. Corporate overview
1. History of changes in major business indices
2. History of the company and its associated companies
3. Overview of business
4. Affiliated companies

5. Employee information

B. Business
   1. Discussion of business results
   2. Production, orders and sales
   3. Management issues
   4. Risk factors
   5. Material contracts
   6. Research and development
   7. Discussion and analysis of financial condition and results of operation

C. Capital assets
   1. Overview of capital expenditures
   2. Important capital assets
   3. Plans for new construction projects and disposition of facilities

D. Company information
   1. Share information
      a. Total number of shares
      b. Stock acquisition rights
      c. Rights plans
      d. Number of shares outstanding, changes in capital stock
      e. Shareholder information
      f. Major shareholders
      g. Voting rights
      h. Stock options
   2. Treasury stocks
   3. Dividend policy
   4. Changes in share price
   5. Directors and corporate auditors
   6. Corporate governance

E. Financial Information[2]
   1. Consolidated Financial Statements
      (1) Consolidated Financial Statements
         a. Consolidated Balance Sheets
         b. Consolidated Statements of Income
         c. Consolidated Statements of Stockholders' Equity and Consolidated Statements of Changes in Net Assets
         d. Consolidated Statements of Cash Flows
         e. Notes to Consolidated Financial Statements
      (2) Others
   2. Non-consolidated Financial Statements
      (1) Non-consolidated Financial Statements

[2] Financial information as included in the fourth quarter financial results for the twelve months ended March 31, 2007, as filed with the Tokyo Stock Exchange (attached as Document #44 of Exhibit A hereto).

END